UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

ISO 9001

Banco do Planeta

Bradesco

Report on Economic and Financial Analysis

march **2008**

Banco Bradesco S.A.

Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12	Bovespa – BBDC3 (common) and BBDC4 (preferred)	NYSE – BBD	Latibex – XBBDC

	Main Indicators (%)

Indicators	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.	YTD

CDI	3.12	3.03	2.62	2.57	11.32
Ibovespa	22.01	2.99	5.66	(4.57)	33.10
USD – Commercial Rate	(1.66)	(4.10)	(3.68)	(1.25)	(14.69)
IGP-M	1.54	1.11	3.54	2.38	9.10
IPCA – IBGE	1.12	1.26	1.43	1.52	4.73
TJLP	1.66	1.60	1.54	1.54	6.36
TR	0.47	0.48	0.24	0.17	1.13
Savings Deposits	1.98	1.99	1.75	1.68	7.37
Number of Business Days	61	62	62	61	249

	Closing Amount

Indicators	2006	2007		2008

	December	March	December	March

USD – Commercial Selling Rate – (R$)	2.1380	2.0504	1.7713	1.7491
Euro – (R$)	2.8202	2.7389	2.6086	2.7606
Country Risk (Points)	192	167	221	284
Selic – Copom Base Rate (% p.a.)	13.25	12.75	11.25	11.25
Pre-BM&F Rate – 1 year (% p.a.)	12.38	11.85	12.05	12.69

N.B.: country risk refers to EMBI+Brasil calculated by the Bank JP Morgan.

	Compulsory Deposit Rates (%)					Rates and Limits (%)

Deposits	2006	2007		2008	Items	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.		4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

					Income Tax	25	25	25	25
Demand (1)	45	45	45	45	Social Contribution	9	9	9	9
Additional (2)	8	8	8	8	PIS (1)	0.65	0.65	0.65	0.65
Time (3)	15	15	15	15	Cofins (2)	4	4	4	4
Additional (2)	8	8	8	8	Legal Reserve on Net Income	5	5	5	5
Savings Account (4)	20	20	20	20	Maximum Fixed Assets (3)	50	50	50	50
Additional (2)	10	10	10	10	Capital Adequacy Ratio (Basel) (4)	11	11	11	11

(1) Cash deposit – No remuneration.	(1) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2) Cash deposit – Compensation by Selic rate.	(2) The rate applicable to non-financial and similar companies is 7.60% (non-cumulative Cofins).
(3) Restricted Securities – From the amount calculated at 15%, R$300 million is deducted.	(3) Maximum Fixed Assets are applied over Reference Equity.
(4) Cash deposit – Compensation by Reference Rate (TR) + interest of 6.17% p.a.	(4) Reference Equity may not be lower than 11% of Weighted Assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place excessive reliance on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Economic Scenario

Problems in the USA credit market continued to catch the eyes of the international financial markets. The review of the expectation for the monetary policy was the main change in the domestic scenario.

The problems involving the US economy and financial system continued as the main determining factors of the macroeconomic scenario in 1Q08. The US credit crisis increased during the period, and gradually reduced after the actions taken by the Federal Reserve, which promoted significant drops in the basic interest rate and implemented a policy of wide liquidity provision to the local financial system. The country risk increase was due to the global deterioration of the credit conditions. We point out that the country risk increase was moderately small when compared to other credit assets, such as credit spreads to US companies.

The deterioration of the perspectives for the activity and the significant decrease in US interest rates resulted in a general US dollar devaluation compared to other currencies, mainly Euro. The currencies from several emerging countries also reflected the dollar’s devaluation trend.

The hypothesis that the slowdown in the US internal demand is mainly offset by the strong growth in other regions, chiefly Asia, has been confirmed. The proof is that, despite the high volatility in the last weeks of 1Q08, the prices of the main commodities had a significant increase in the period (the CRB Reuters index, which includes a wide number of commodities, had a 7.9% increase) and remained in a quite high level. In one hand, it contributed to continue the concerns about the inflation increase worldwide. On the other hand, it favors the external accounts of countries exporting commodities. To Brazil, commodity prices were an advantage, for it resulted in the review of the contribution related to external prices to exports in 2008. The main change in the domestic scenario was another expectation for the monetary policy this year. Even the current inflation and the analysts’ expectations remained close to the target of 4.5%, there was an increase in risks for the inflation scenario and a sign of a preventive action by the Central Bank, confirmed at the Copom (Monetary Policy Committee) meeting in April.

The GDP growth ended 2007 at 5.4%, with an outstanding and considerable growth in investments (13.4%) and in the family consumption (6.5%) . The economic activity indices for the 1st quarter showed that the growth rate remained in a significant level. Thus, we increased our GDP growth expectation for 2008 from 4.5% to 4.8% . The increase in loans, government expenses and, mainly, income and employment may continue to support the increase in the family consumption. The liquidity decrease in the international capital markets has not affected the intention of resources or their availability so as to continue a significant growth of the companies’ investments (an increase of 12% in gross fixed assets is expected for 2008).

The inflation to the consumer had not different amounts as expected for the 1st quarter; however, the commodities’ prices, the pressure on prices in wholesale and the higher growth in the GDP than the expectations for this year led us to slightly increase the estimate of IPCA from 4.7% to 4.9% . Thus, we expect an additional increase in interest rates during the next months and estimate a Selic rate of 13.0% at the end of the year.

Risk Factors and Critical Accounting Practices

To assure Bradesco’s commitment to the best international practices for transparency and corporate governance, we point out “Risk Factors” and “Critical Accounting Practices”. We consider these factors and practices the most significant and those which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gap that could jeopardize the correct identification and assessment of these risks.

II

Risks Relating to Brazil

1) Brazilian political and economic conditions have direct impact on our business and on the market value of our shares and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on the Brazilian economy, which in the past has been characterized both by frequent intervention of the Brazilian Government and volatile economic cycles. In addition, our financial condition and the market value of our shares and ADSs may also be adversely affected by changes in policies involving exchange and tax controls, as well as factors such as: fluctuations in exchange rates, interest rates, inflation rates, and other political, diplomatic, social and economic events inside and outside Brazil that affect the country.

We cannot control or predict which measures or policies the Brazilian Government may take in response to the current or future situation of the country’s economy or how these measures or policies may affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) Should Brazil undergo a period of high inflation in the future, our revenues and the market value of our shares and ADSs may reduce

For the past 15 years, Brazil has faced periods of extremely high inflation rates, with extremely high annual rates (IGP – DI from Fundação Getulio Vargas) reaching as high as 2,708% in 1993. More recently, Brazil’s inflation rates were 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 2.1% in the first quarter of 2008. Inflation and governmental measures to combat it have had in past years significant negative effects on the Brazilian economy. In addition, public speculation about possible future actions has also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Should Brazil suffer a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor’s confidence lags, the price of our shares and ADSs may drop. Inflationary pressures may curtail our ability to access foreign financial markets and may occasionally lead to further government interventions in the economy, including the implementation of policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets by Brazilian companies is influenced by the perception of risk in emerging economies which may harm our ability to finance our operations

The market of securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, at different levels, by the market conditions in other Latin American countries and other emerging countries. Although economic conditions in these countries may significantly differ from the Brazilian economic conditions, the investors’ reaction to events in these countries may have an adverse effect on the market value of the Brazilian companies’ securities. Crises in other emerging countries or economic policies in other countries, especially in the United States and European Union countries, may reduce the demand of investors for Brazilian companies’ securities, including ours. Any of the events described above may negatively affect the market price of our shares and make harder, or even prevent, our access to capital markets and our financing in future operations in acceptable conditions.

4) Developments in other emerging markets may adversely affect the market value of our shares and ADSs

The market value of our shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. The Brazilian securities market is influenced by the local and other emerging countries’ economy, especially those in Latin America. Although economic conditions are different in each country, investors’ reaction to developments in one of them may affect the securities markets and the securities issued in other countries, including Brazil.

III

Occasionally, developments in other countries have adversely affected the market value of our and other Brazilian companies’ shares, as investors’ high risk perception due to crisis in other emerging markets may lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the economic situation in Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market value of our shares and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian Government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may adversely affect our operations and results

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum reference equity and capital requirements, compulsory deposits, loan limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving; laws and regulations may be amended, and more, they may be changed according to their enforcement or interpretation, causing the adoption of new laws and regulations.

Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian banking and insurance industries may adversely affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and public and private insurance companies. Brazilian regulations raise limited barriers only to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the growing presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown the competition both in the banking and insurance industries. The privatization of publicly-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things: limiting our ability to increase our customer base and expand our operations; reducing our profit margins on the banking, insurance, leasing services and other products we offer; and increasing competition for the foreign investment opportunity.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) Some of our common shares are held by two shareholders, whose interests may conflict with other investors’ interests

On March 31, 2008 Cidade de Deus – Companhia Comercial de Participações held 48.22% of our common shares and Fundação Bradesco directly and indirectly held 50.93% of our common shares. As a result, these shareholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related-party transactions or corporate reorganizations, which may not be beneficial to our other shareholders.

IV

Critical Accounting Practices

Bradesco’s results are susceptible to accounting policies, assumptions and estimates. It is incumbent upon the Management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates when preparing the financial statements.

Our relevant accounting policies are outlined in note 3 to the consolidated financial statements included in chapter 8 of this Report.

In terms of materiality, the following 5 items outline the accounting policies deemed as critical, as well as areas requiring a greater judgment and estimate or involving a higher level of complexity, which may affect our financial condition and the results of our operations. The accounting estimates made under such context impel us to make assumptions on uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses, which include leasing operations and other operations with loan characteristic, based on the analysis of our portfolio, including probable losses estimate in these segments at the end of each period.

The determination of allowance for loan losses amount by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extension of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise loan operations on an individual basis, we make judgments related to the factors, which most probably should affect the risk levels and which specific credit rating we should attribute. Additional factors which may affect our determination of allowance for loan losses include:

– general economic conditions in Brazil and conditions of relevant sector;

– previous experience with borrower or relevant sector of economy, including losses recent experience;

– credit quality trends;

– guarantees amounts and quality of a loan operation;

– volume, composition and growth of our loan operations portfolio;

– Brazilian Government’s monetary policy; and

– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a decrease of 1% in delinquency ratio expected for our loan operations portfolio in full performance, on March 31, 2008, the allowance for loan losses would increase, approximately, R$52 million. Such sensitivity analysis is hypothetical and intends to illustrate the risk rating and loss severity impact on our allowance and, thus, must not be considered as an observation of our expectations for future determinations of risk rating or future alterations in loss severity. In view of the procedures we observe, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses, see content of loan operations included in chapter 3 and notes 3e and 10 included in chapter 8 hereof.

V

2) Classification of Securities and Derivatives

The classification of securities and derivatives occurs in three categories: for trading, available for sale and held to maturity. This classification is based on the Management’s intent, on the date of acquisition of securities, of maintaining or trading such securities. The accounting treatment of securities held depends on our classification upon their acquisition.

Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories.

The classification of securities and derivatives can be found in Note 8 included in chapter 8 of this Report.

3) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit.

We estimate the fair value by using quoted-market prices when available. We observe that the fair value may be affected by the volume of shares traded and also may not reflect the “control premiums” resulting from shareholder agreements, those holding significant investments. However, the Management believes that quoted-market prices are the fair value best indicators.

When quoted-market prices are not available, we use models to estimate the fair value. The factors used in these models include distributors’ quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates and options volatility, when these are relevant and available.

In the determination of fair value, when quoted-market prices are not available, we have the Management’s judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality of information we receive. For instance, reliable market data, when estimating the impact of maintaining a high position are generally limited. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or the model itself makes correlations or incorrect assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine if a decline in fair value below the up-to-date cost of a held to maturity or available for sale security is not temporary, so that to require we recognize a devaluation of up-to-date cost and we may reflect such reduction as expense. In the assessment, if devaluation is not temporary, the Management decides the historical period to be considered and the level of severity of a loss.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of securities and derivative financial instruments, see Notes 3c, 3d and 8 included in chapter 8 of this Report.

4) Income tax and social contribution

The determination of the amount of our taxes and contributions is related to the analysis of our deferred tax assets and liabilities, and income tax and social contribution. Generally, our assessment requires us to estimate the future values of deferred tax assets and income tax and social contribution. Our assessment about the possibility of a deferred tax asset to be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. As a result of unpredictable occurrences or circumstances, the support to our assessments and assumptions may change over time influencing the determination of the value of our tax liabilities.

VI

We constantly monitor and assess the impact of new tax laws on our liabilities, which could affect the assessments and assumptions of our analysis about the possibility of realizing deferred tax assets.

For further information about Bradesco’s income tax and social contribution, see Notes 3f and 34 to our financial statements included in chapter 8 of this Report.

5) Use of Estimates

Our Management estimates and makes assumptions, which include: the amount of provisions for deferred taxes and contributions; the assumptions for the calculation of allowance for loan losses; the assumptions for calculations of technical provisions for insurance, private pension plans and certificated savings plans; the choice of useful lives of certain assets; and the determination of whether an asset or group of specific assets was deteriorated. The estimates are based on the judgment and available information. Therefore, effective results may differ from such estimates.

Commercial Strategy

We understand that the expansion of the Brazilian economy, jointly with a strong growth of the Brazilian population, will increase the demand for our products services. Under such context, our main objective is to maintain the focus on the domestic market and take advantage of our position as the largest private bank in Brazil, to expand profitability, maximize value to our shareholders and generate higher returns compared to other Brazilian financial institutions.

We intend to achieve such goals with a strategy not only to continuously expand our client base, but also to consolidate our role as “the priority bank” of each of our clients, so that to be their first option towards their financial services needs. Our goal is to be a “Banco Completo” (All-inclusive Bank) in the Brazilian market. In this regard, we strive to maintain an outstanding position in every line of financial services.

In the banking segment, we aim at rendering the most varied range of services as a retail bank, supported by a staff with more than 83 thousand employees, a wide Service Network, including our Branches, Corporate Site Branches, Postal Bank and Bradesco Expresso (Correspondent Banks), besides the ATMs (Own, Banco24Horas and sharing of the Network with Banco do Brasil), always concerned with the expansion of business volume. We are also focused on expanding our businesses as a wholesale bank in all its aspects (investment bank and corporate business) and expand our private banking business.

In the insurance segment, we intend to consolidate Bradesco Seguros e Previdência leadership, and in relation to the supplementary private pension segment, we intend to take advantage of our ongoing expansion of demand for our private pension products.

In every line of our operation, we intend to stand out and be recognized by our clients as leaders in terms of performance and efficiency.

We understand that the essence of business success in the financial sector consists of the combination between winning the client and a team highly qualified and devoted to the rendering of services, permanently trained and with rigid discipline standards at work. Our growth plans are not only translated into seeking the addition of new clients but are also focused on the frequent improvement of products/services and distribution channels. It is fundamental to promote the business, the treatment given to our team in terms of qualification, promotion and creation of a solidarity culture at work, with a view to fomenting an environment where our employees may develop a career which endures their professional life.

VII

Finally, the main component of our philosophy is to conduct the business according to the highest ethical standards. Therefore, our strategy is always guided by seeking the best Corporate Governance and sustainability practices.

The key elements of our business strategy are:

– to search for convergence of business goals with social-environmental responsibility aspects;

– expansion by means of organic growth;

– performance based on the “Insurance Bank Model”, which is a business model of a large banking institution, having as subsidiary an important insurance company, with a view to maintaining our profitability and consolidating our leadership in the insurance industry;

– increase of revenues, profitability and value to our shareholders, by consolidating our loan operations, our main activity, and the expansion of new products and services;

– maintenance of our commitment to the technological innovation;

– profitability and return to the shareholders by means of improved efficiency ratio;

– maintenance of acceptable risk levels in our operations; and

– expansion by means of strategic alliances and selective acquisitions, when these are beneficial.

1) To expand main business areas by means of organic growth

The Brazilian economy has been showing solidity over the past years and has been creating strategic opportunities for financial and insurance segments growth, mainly by means of increased business volume. We intend to take advantage of such opportunities to increase our revenues, obtain profitability and maximize value to the shareholders, as outlined as follows:

– benefiting from the opportunity in the Brazilian market to obtain new clients with loan and financial needs only partially met, incrementing the competition for a small level of clients with higher income levels;

– expanding our financial products/services distribution, by using creativity in developing new products/services, solidly employing non-traditional means, for instance, expanding our credit cards offer and extension of loan granting for purchases in stores, by utilizing alliances with such stores and rendering services via Postal Bank;

– using the distribution channels in benefit of the Bank, including our traditional branch network and technology to access the Internet in order to identify demand for new products and services;

– offering our client base, broadly, our products and services;

– using the systems of our Branches, with a view to assessing and monitoring the use of our products and services by clients, so that to drive them to the appropriate sale, delivery and commercialization platforms; and

– developing varied products and services, in compliance with the needs of our current and potential clients.

VIII

2) To operate based on the Insurance Bank Model in order to maintain the profitability and consolidate Bradesco’s leadership in the insurance industry

Our goal is to be “the primary bank” for our clients, thus increasing attendance according to their banking, insurance and private pension needs. We believe to be in a privileged position to capitalize the synergy among banking, insurance, private pension products and services and other financial activities in order to sell our traditional banking products and services and insurance and private pension products and services, by means of our branch network, our brokers and dealerships network, distribution services via Internet and our creativity in developing new distribution channels.

Concurrently, we aim at increasing profitability levels of insurance and supplementary private pension plans segments, by using the profitability measure rather than the volume of underwritten premiums or amounts deposited, as observed as follows:

– maintaining our current policy of carefully assessing the car insurance risks and rejecting them in events where risks are too high;

– intensively trading our products and services; and

– maintaining acceptable risk levels in our operations by means of a strategy of:

  setting priorities to insurance underwriting opportunities, according to the risk spread between the revenue expected pursuant to the terms of insurance agreement and the amount of projected claims (statistically) to be due under the terms of such agreement;
  carrying out hedge transactions, so as to set out the mismatch between the real inflation index and provisions for adjustments of interest rates and inflation in long-term agreements;
  entering into reinsurance agreements with renowned reinsurance companies, executed by means of IRB-Brasil Resseguros, viewing to reducing the exposure to great risks; and
  using reinsurance contracts with important reinsurance companies.

3) Increased revenues from banking activities, profitability and value to shareholders, by reinforcing loan operations and expanding new products and services

We are concerned about the increase of revenues and profitability in our banking operations, with the following measures:

– carrying out our traditional deposit-taking activities and loan operations, continuously seeking to improve the quality of our loan portfolio, by means of risk mitigation plans and improvement in the assessment of loan granting ratings;

– building our customer base, legal entities and individuals, by offering products and services meeting the needs of specific clients, including foreign exchange products and services and import/export financing;

– intensively seeking the development of paid services based on fees, such as collection and payment processing for current and potential clients;

– expanding our financial services and products distributed out of our conventional means of branches, such as credit card activities, taking advantage of change in the consumers’ behavior concerning the financial services consumption;

– increasing our revenues from asset management and private pension plans; and

– continuously building our high-income and wealthy customer base, by providing a varied range of tailor-made financial products and services, and offering maximum efficiency in asset management.

IX

4) To maintain our commitment to technological innovation

The development of efficient means to reach clients and to process operations is a key element of our goal to increase our profitability and thus obtain coordinated growth opportunities. Recently, we resolved to reinforce such strategy with the challenge of changing our technological model, with a view to definitively maintaining our market leadership in the industry in terms of technology. Thus, we set a task force devoted to the advance of our profile and public perception towards technology.

We believe that technology offers unequalled opportunities to reach our clients efficiently in terms of costs and with satisfactory levels of security. We maintain the commitment of being ahead in the banking automation process, by creating opportunities for Brazilians to contact us via the Internet. We expect that the number of clients and operations carried out through the Internet continues to grow and, thus, we count on techniques such as:

– by continuously installing stations of access to the Internet (Web Points) in public sites, allowing clients to use our banking system via the Internet, whether or not they have access to a personal computer;

– by enlarging our mobile banking service (Bradesco Mobile Banking), allowing clients to carry out their banking operations via the Internet, with compatible mobile phones; and

– by providing Pocket Internet Banking for palmtops and Personal Digital Assistants (PDAs) allowing our clients to see their checking and savings accounts, credit card transactions, provide for payments, transfer funds and also obtain institutional information.

5) To obtain profitability and return to shareholders by improving the efficiency ratio

We intend to improve our efficiency levels:

– by maintaining the austerity as guideline for our cost control policy;

– by consolidating the synergies enabled by our recent acquisitions;

– by still reducing our operating costs, by means of technology investments, decreasing the costs per transaction, always maintaining our automated distribution channels updated, including our distribution systems by phone, Internet and teller machines; and

– by still incorporating institutions to be acquired in our existing system, in order to remove potential overlaps, redundancies and inefficiency.

6) To maintain acceptable risk levels in our operations

Bradesco is constantly identifying and assessing the risks inherent to the activities we developed and we maintain proper controls, ensuring the conformity of processes and capital efficient allocation, with a view to maintaining levels similar to international standards, as well as to obtain competitive advantages.

7) To enter into strategic alliances and selective acquisitions

We understand that the expansion phase of Brazilian financial institutions will occur due to the organic growth over the next years. In addition, we believe that acquisition opportunities will be smaller size institutions available. Notwithstanding, we deem that certain institutions, susceptible to be acquired, could present niche opportunities, such as consumer financing, credit cards and investment bank. Therefore, we continuously evaluate potential strategic alliances as well as consolidation opportunities, including privatization and acquisitions proposals, and other forms, which offer potential opportunities for Bradesco to increase its market share or improve its efficiency. In addition to focusing on the value and the quality of assets, we take into account potential operating synergies, cross-selling opportunities, know-how acquisitions and other advantages of potential alliance or acquisition. Our analysis of potential opportunities is guided by the impact these would have over our results.

X

Contents

List of Main Abbreviations			12

1 – Bradesco – Line by Line			13

Net Income	14	Statement of Income	24
Summarized Analysis of the Statement of Income	15	Analysis of the Statement of Income	25
Highlights	17	Comparative Balance Sheet	42
Bradesco’s Shares	20	Equity Analysis	43

2 – Main Information on Statement of Income			55

Consolidated Statement of Adjusted Income	56	Allowance for Loan Losses	69
Profitability	58	Fee and Commission Income	70
Results by Business Segment	60	Administrative and Personnel Expenses	71
Change in the Main Items of Statement of Income	60	Operating Efficiency	72
Change in Financial Margin Items plus		Other Indicators	74
Exchange Adjustment	61
Analysis of the Adjusted Financial Margin and
Average Rates	62

3 – Main Information on Balance Sheet			75

Consolidated Balance Sheet	76	Funding	86
Total Assets by Currency and Maturities	78	Checking Accounts	87
Securities	79	Savings Accounts	88
Loan Operations	80	Assets under Management	89

4 – Operating Companies			91

Grupo Bradesco de Seguros e Previdência	92	Banco Bradesco BBI	112
– Insurance Companies (Consolidated)	92	Leasing Companies	114
– Bradesco Saúde	98	Bradesco Consórcios (Consortium Purchase Plans)	116
– Bradesco Auto/RE	100	Bradesco S.A. – Corretora de Títulos e Valores Mobiliários	123
– Bradesco Vida e Previdência	103
– Bradesco Capitalização	106	Bradesco Securities, Inc.	126
Banco Finasa	111

5 – Operational Structure			127

Corporate Organization Chart	128	Customer Service Network	139
Administrative Body	130	Bradesco Day&Night Customer Service Channels	141
Risk Ratings	131	Investments in Infrastructure, Information
Ranking	132	Technology and Telecommunications	145
Market Segmentation	133	Risk Management and Compliance	145
Bradesco Corporate	133	Cards	170
Bradesco Empresas (Middle Market)	134	International Area	174
Bradesco Private	135	Cash Management Solutions	178
Bradesco Prime	135	Qualified Services for Capital Markets	180
Bradesco Varejo (Retail)	136	Business Processes	185
Banco Postal	136	Acknowledgments	189

6 – Social-environmental Responsibility			191

Bradesco Organization and the Social-Environmental		Finasa Esportes	222
Responsibility	192	Social-Cultural Events	223
Human Resources	196	Social Report	224
Fundação Bradesco	214

7 – Independent Auditors’ Report			225

Report of Independent Auditors on the Review of Supplementary Accounting Information
included in the Report on Economic and Financial Analysis and in the Social Report			226

8 – Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report			227

Management Report	228	Consolidated Value Added Statement	239
Consolidated Balance Sheet	231	Index of Notes to the Financial Statements	240
Consolidated Statement of Income	235	Management’s Notes to the Consolidated Financial
Statement of Changes in		Statements	241
Shareholders’ Equity	236	Management Bodies	298
Statement of Changes in		Independent Auditors’ Report on Special Review	299
Financial Position	237	Fiscal Council’s Report	300
Consolidated Cash Flow	238

Glossary of Technical Terms			301

Cross Reference Index			304

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures preceding them.

List of Main Abbreviations

AACD	– Association of Assistance to Disabled Children	IBNR	– Incurred But Not Reported
ABC	– Activity-Based Costing	Ibovespa	– São Paulo Stock Exchange Index
Abecs	– Brazilian Association of Credit Card Companies and Services	Ibracon	– Brazilian Institute of Independent Auditors
ABEL	– Brazilian Association of Leasing Companies	IBRE	– Brazilian Economy Institute
ABM	– Activity-Based Management	IDEC	– Brazilian Institute for the Defense of the Consumer
ACC	– Advances on Foreign Exchange Contracts	IEO	– Operating Efficiency Ratio
ADR	– American Depositary Receipt	IFC	– International Finance Corporation
ADS	– American Depositary Share	IFT	– Quarterly Financial Information
ADVB	– Association of Sales and Marketing Managers of Brazil	IGP-DI	– General Price Index – Internal Availability
Anbid	– National Association of Investment Banks	IGP-M	– General Price Index – Market
ANS	– National Agency for Supplementary Healthcare	Inmetro	– National Institute of Metrology, Standardization and
AP	– Personal Accident		Industrial Quality
Apimec	– Association of the Capital Markets Investment Analysts and	INSS	– Social Security National Institute
	Professionals	IPCA	– Extended Consumer Price Index
Bacen	– Brazilian Central Bank	IPO	– Initial Public Offering
BDR	– Brazilian Depositary Receipt	IPTU	– Municipal Real Estate Tax
BM&F	– Mercantile and Futures Exchange	IR	– Income Tax
BNDES	– National Bank for Economic and Social Development	IRRF	– Withholding Income Tax
Bovespa	– São Paulo Stock Exchange	ISE	– Corporate Sustainability Index
CBLC	– Brazilian Settlement and Custody Company	ISS	– Tax on Services
CDB	– Bank Deposit Certificate	IT	– Information Technology
CDC	– Consumer Sales Financing	JCP	– Interest on Shareholders’ Capital
CDI	– Interbank Deposit Certificate	Latibex	– Latin American Stock Exchange Market in Euros (Spain)
CEF	– Federal Savings Bank	LOMA	– Life Office Management Association (North-American institution
Cetip	– Clearing House for the Custody and Financial Settlement of		which develops courses, examinations and researches in life,
	Securities		health and social security insurance segments)
CIAB	– Information Technology Congress and Exposition of the	MBA	– Master of Business Administration
	Financial Institutions	MUFG	– Mitsubishi UFJ Financial Group
CMN	– National Monetary Council	NBR	– Registered Brazilian Rule
CNSP	– National Private Insurance Council	NGO	– Non-Governmental Organization
Cobit	– Control Objectives for Information and Related Technology	NPL	– Non-Performing Loans
Cofins	– Contribution for Social Security Financing	NYSE	– New York Stock Exchange
Conanda	– National Council for the Rights of Children and Adolescents	OHSAS	– Occupational Health and Safety Assessment Series
Copom	– Monetary Policy Committee	OIT	– International Labor Organization
Cosif	– Chart of Accounts for National Financial System Institutions	ON	– Common Stocks
COSO	– Committee of Sponsoring Organizations	PAA	– Advanced Service Branch
CPMF	– Provisory Contribution on Financial Transactions	PAB	– Banking Service Branch
CRI	– Certificate of Real Estate Receivables	PAE	– Electronic Service Branch in Companies
CS or CSLL	– Social Contribution or Social Contribution on Net Income	PDD	– Allowance for Loan Losses
CVM	– Brazilian Securities Commission	PGBL	– Unrestricted Benefits Generating Plan
DJSI	– Dow Jones Sustainability World Index	PIS	– Social Integration Program
DPV	– Available for Sale (Securities)	PL	– shareholders’ Equity
Dpvat	– Compulsory Vehicle Insurance	PLR	– Employee Profit Sharing
DR	– Depositary Receipt	PN	– Preferred Stocks
DRE	– Statement of Income for the Year	PPNG	– Unearned Premiums Provision
DTVM	– Securities Dealer	RCF	– Optional Third-Party Liability
DVA	– Value-Added Statement	RE	– Basic lines (of Insurance Products)
EMBI	– Emerging Markets Bond Index	ROA	– Return on Assets
EPE	– Specific Purpose Entities	ROAA	– Return on Average Assets
ERP	– Enterprise Resource Planning	ROAE	– Return on Average Shareholders’ Equity
EXIM	– Export and Import – BNDES Financing Line	ROE	– Return on Shareholders’ Equity
Fenaprevi	– National Federation of Life and Private Pension Plans	SA 8000	– Social Accountability
FGV	– Fundação Getulio Vargas	SAP	– Systems Applications and Products
FIA	– Management Institute Foundation	SBPE	– Brazilian Savings and Loan System
FIDC	– Credit Right Funds	Sebrae	– Brazilian Micro and Small Business Support Service
FIE	– Exclusive Investment Fund	SEC	– U.S. Securities and Exchange Commission
Fiesp	– Federation of the Industries of the Sate of São Paulo	Selic	– Special Clearance and Custody System
Finabens	– Financing Line of other Assets and Services	SESI	– National Industry Social Service
Finame	– Fund for Financing the Acquisition of Industrial Machinery	SFH	– National Property System
	and Equipment	Sipat	– Internal Week of Labor Accident Prevention
FIPE	– Economic Research Institute Foundation	Susep	– Insurance Superintendence
Fipecafi	– Accounting, Actuarial and Financial Research Institute	TAC	_ Loan Opening Rate
	Foundation	TJLP	– Federal Government Long-Term Interest Rate
FlRN	– Floating Rate Note	TR	– Reference Interest Rate
FxRN	– Fixed Rate Note	TVM	– Securities
IBCC	– Brazilian Institute of Cancer Control	UN	– United Nations
IBGE	– Brazilian Institute of Geography and Statistics	VaR	– Value at Risk
Ibmec	– Brazilian Capital Markets Institute	VGBL	– Long-term Life Insurance

1 Bradesco – Line by Line

Net Income

The Reported Net Income was impacted by some extraordinary events. Thus, in order to enable a better analysis and comparability between the quarters, we present below the Reported Net Income statement, without considering such events (Adjusted Net Income).

	R$ million

	2007		2008

	1st Quarter	4th Quarter	1st Quarter

Reported Net Income	1,705	2,193	2,102
Extraordinary Events in the Period:
(-) Partial Sale of Equity Interest – Visa Inc.	–	–	(352)
(+) Full Goodwill Amortization	–	140	53
(-) Total Sale of Investment in Indiana Seguros	–	(64)	–
(-) Partial Sale of Bovespa’s Securities	–	(178)	–
(-) Partial Sale of BM&F’s Securities	–	(227)	–
(+) Supplementary Labor Provision	–	232	–
(-) Activated Tax Credit of Previous Periods	–	(300)	–
(-) Other	–	38	21
(+/-) Fiscal Effects	–	20	83
Adjusted Net Income	1,705	1,854	1,907

Returns on Shareholders' Equity – Adjusted Net Income – percentages

	2007		2008

	1st Quarter	4th Quarter	1st Quarter

Return on Shareholders’ Equity – ROE	28.9	26.8	25.3
Return on Average Shareholders’ Equity – ROAE	30.2	27.5	27.3

Return on Shareholders’ Equity – ROE (without adjustment to market value reserve – TVM and Derivatives)	31.5	28.3	26.5

Return on Average Shareholders’ Equity – ROAE (without adjustment to market value reserve – TVM and Derivatives)	32.6	29.4	28.7

Return on Shareholders’ Equity – ROE (straight-line calculation)	26.2	24.4	23.2
Return on Average Shareholders’ Equity – ROAE (straight-line calculation)	27.2	25.1	24.9
Return on Assets – ROA	2.4	2.2	2.2
Return on Average Assets – ROAA	2.5	2.3	2.2

Reported Net Income x Net Income Adjusted by Extraordinary Events and Goodwill Amortizations – R$ million

Summarized Analysis of the Statement of Income

With the purpose of favoring a better understanding, comparability and analysis of Bradesco’s results, we are disclosing the Statement of Adjusted Income, which is obtained from a series of adjustments made on the Reported Statement of Income. We point out that the Statement of Adjusted Income will be the basis used for analysis and comments of this Report on Economic and Financial Analysis.

Below, we show tables with the Reported Statement of Income, the respective adjustments and the Statement of Adjusted Income.

1Q07 x 1Q08 – R$ million

	1Q07			1Q08				Variations

	Reported Statement of Income	Adjustments	Adjusted	Reported	Adjustments		Adjusted	Amount	%

		Fiscal	Statement of	Statement of	Fiscal		Statement of
		Hedge (1)	Income	Income	Hedge (1)	Other	Income

Financial Margin (a)	5,231	(212)	5,019	6,096	(46)	–	6,050	1,031	20.5
Allowance for Loan Losses – PDD (b)	(1,160)	–	(1,160)	(1,667)	–	–	(1,667)	(507)	43.7
Intermediation Gross Income	4,071	(212)	3,859	4,429	(46)	–	4,383	524	13.6
Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations (c)	241	–	241	515	–	–	515	274	113.7
Fee and Commission Income (d)	2,559	–	2,559	2,803	–	–	2,803	244	9.5
Personnel Expenses (e)	(1,460)	–	(1,460)	(1,737)	–	–	(1,737)	(277)	19.0
Other Administrative Expenses (e)	(1,540)	–	(1,540)	(1,815)	–	–	(1,815)	(275)	17.9
Tax Expenses (e)	(612)	27	(585)	(611)	6	–	(605)	(20)	3.4
Other Operating Income/Expenses	(793)	–	(793)	(1,032)	–	56 (2)	(976)	(183)	23.1
Full Goodwill Amortization	–	–	–	(53)	–	53 (3)	–	–	–
Operating Income	2,466	(185)	2,281	2,499	(40)	109	2,568	287	12.6
Non-Operating Income	(3)	–	(3)	402	–	(387) (4)	15	18	–
IR/CS and Minority Interest	(758)	185	(573)	(799)	40	83 (5)	(676)	(103)	18.0
Net Income	1,705	–	1,705	2,102	–	(195)	1,907	202	11.8

(1) partial result of derivatives used for hedge effect of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy;
(2) constitution of operating provisions – civil contingencies;
(3) full goodwill amortization in subsidiaries;
(4) mainly due to the positive result recorded in the partial sale of our interest in Visa Inc.; and
(5) fiscal effect of adjustments.

Bradesco’s Net Income, in the three-month period ended on March 31, 2008, reached R$1,907 million, accounting for an 11.8% increase in relation to the same period of the previous year. Bradesco’s Shareholders’ Equity amounted to R$32,909 million as of March 31, 2008, equivalent to a 26.4% increase compared to the balance as of March 31, 2007. Consequently, the annualized return on Average Shareholders’ Equity (*) (ROAE) reached 28.7%. Total consolidated assets reached R$355,517 million as of March 31, 2008, accounting for a 26.1% growth in relation to the balance of same date of the previous year. The annualized return on Average Assets (ROAA), in 1Q08, was 2.2%. Earnings per share reached R$0.62.
The main items influencing net income in 1Q08, compared to the previous period, can be seen below:

(a) Financial Margin – R$1,031 million
Such growth is mainly due to “interest” component, with a share of R$941 million (R$1,519 million due to the increase in business volume, and R$578 million to the decrease in spreads), and to the “non-interest” result in the amount of R$90 million, resulting mostly from higher gains with TVM, treasury and loan recovery.

(b) Provision for Loan Losses – R$(507) million
The variation is mostly due to a 37.0% increase in the volume of loan operations in the 12-month period ended on March 31, 2008. Pointing out the individual client operations, mainly under the type “consumer financing”, with an increase of 36.9%, which, in view of its specific characteristic, requires a higher volume of provision.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations – R$274 million
The variation is mostly due to the better result assessed in the health line, resulting from the non-constitution of additional provision in 2008, as well as the better result obtained from the Life line, due to the 60.5% increase of the client base.

(d)Fee and Commission Income – R$244 million
The increase in the period is mainly due to a higher volume of operations, pointing out the item “Card Income” R$120 million, “Loan Operations” R$58 million, “Assets under Management” R$51 million, “Custody and Brokerage Services” R$23 million, and “Collection” R$21 million.

(e)Personnel, Administrative and Tax Expenses – R$(572) million
Out of such amount, R$277 million of personnel expenses is mainly due to: (i) the expansion of the customer service network and the consequent hiring of employees, as well as the increase in salary levels resulting from the collective bargaining agreement of 2007 (6.0%), benefits and others, in the amount of R$117 million; (ii) higher expenses with management and employee profit sharing (PLR) in the amount of R$62 million; and (iii) higher expenses with labor proceeding in the amount of R$83 million; and (iv) the consolidation of acquired companies (Credifar and BMC)R$15 million.
The variation of R$275 million in other administrative expenses in the period basically refers to: (i) the organic growth; (ii) the effects on increased volume of business; (iii) the investments in the improvement and optimization of the technological platform (IT Improvements Project); and (iv) the contractual adjustments. The R$20 million of tax expenses derives basically from (i) the increase in PIS/Cofins expenses R$72 million, due to the increase in taxable income; which was partially mitigated: (ii) by the reduction in CPMF expenses, in the amount of R$58 million.

(f) Other Operating Income/Expenses – R$(183) million
The increase in the period is due to: (i) the consolidation of the acquired companies (Credifar and BMC) in the amount of R$97 million; and (ii) higher operating provisions.

(*) It does not consider the mark-to-market effects of Available for Sale Securities.

4Q07 x 1Q08 – R$ million

	4Q07				1Q08				Variations

	Reported	Adjustments		Adjusted	Reported	Adjustments		Adjusted

	Statement of	Fiscal		Statement of	Statement of	Fiscal		Statement of	Amount	%
	Income	Hedge (1)	Other	Income	Income	Hedge (1)	Other	Income

Financial Margin (a)	6,156	(159)	–	5,997	6,096	(46)	–	6,050	53	0.9
Allowance for Loan Losses – PDD (b)	(1,556)	–	–	(1,556)	(1,667)	–	–	(1,667)	(111)	7.1
Intermediation Gross Income	4,600	(159)	–	4,441	4,429	(46)	–	4,383	(58)	(1.3)
Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations (c)	146	–	–	146	515	–	–	515	369	252.7
Fee and Commission Income (d)	2,896	–	–	2,896	2,803	–	–	2,803	(93)	(3.2)
Personnel Expenses (e)	(1,821)	–	–	(1,821)	(1,737)	–	–	(1,737)	84	(4.6)
Supplementary Labor Provision	(232)	–	232(2)	–	–	–	–	–	–	–
Other Administrative Expenses (e)	(1,973)	–	–	(1,973)	(1,815)	–		(1,815)	158	(8.0)
Tax Expenses (e)	(643)	20	–	(623)	(611)	6	–	(605)	18	(2.9)
Other Operating Income/Expenses (f)	(662)	–	74 (3)	(588)	(1,032)	–	56 (3)	(976)	(388)	66.0
Full Goodwill Amortization	(140)	–	140 (4)	–	(53)	–	53 (4)	–	–	–
Operating Income	2,171	(139)	446	2,478	2,499	(40)	109	2,568	90	(28.6)
Non-Operating Income	526	–	(505) (5)	21	402	–	(387) (7)	15	(6)	–
IR/CS and Minority Interest	(504)	139	(280) (6)	(645)	(799)	40	83(8)	(676)	(31)	4.8
Net Income	2,193	–	(339)	1,854	2,102	–	(195)	1,907	53	2.9

(1) partial result of derivatives used for hedge effect of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy;
(2) supplementary provision for labor proceedings; due to the improvement in the calculation methodology;
(3) constitution of operating provisions – civil contingencies;
(4) fully goodwill amortization in subsidiaries;
(5) mainly due to the positive result recorded in the sale of part of our interest in Bovespa in the amount of R$178 million, in BM&F in the amount of R$227 million and in Indiana Seguros in the amount of R$64 million;
(6) fiscal effect of adjustments in the amount of R$(20) million and activation of the tax credits of previous periods in the amount of R$300 million;
(7) mainly by the positive result assessed in the partial sale of our interest in Visa Inc.; and
(8) tax effect of adjustments.

In the 1st quarter of 2008, Bradesco’s Net Income reached R$1,907, against R$1,854 million in the 4th quarter of 2007, a 2.9% increase in the quarter. Bradesco’s Shareholders’ Equity amounted to R$32,909 million on March 31, 2008, a 8.4% increase in relation to December 31, 2007. Total consolidated assets reached R$355,517 million as of March 31, 2008, growing 4.2% in 1Q08.
The main items influencing net income in the 1st quarter of 2008 compared to the previous quarter can be seen below:

(a) Financial Margin – R$53 million
Such variation is due to the increase in the result of interest-bearing operations in the amount of R$315 million (R$421 million due to the increase in business volume, especially the consumer financing operations, and R$106 million to the decrease in spreads), mitigated by the decrease in the “non-interest” income in the amount of R$262 million, in view of the lower gains with loan recoveries, TVM and treasury in 1Q08.

(b) Provision for Loan Losses – R$(111) million
The increase in the expense in 1Q08 is consistent with the growth of our loan portfolio (by R$7,712 million or 5.9%) and mainly with the growth of operations with individual clients (by R$3,495 million or 6.5%), which, due to its characteristic, require higher provisioning volume.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations – R$369 million
The variation is basically due to the better result assessed in the health line, resulting from the non- constitution of additional provision in 2008, as well as the better result obtained from the decrease of claims in 1Q08 (from 75.0% to 73.4%).

(d) Fee and Commission Income – R$(93) million
The reduction is due to: (i) a lower volume of capital market operations in view of the economy scenario R$36 million; (ii) the realignment of individual checking accounts fees R$31 million; (iii) a lower loan operation revenue due to a reduction in the Loan Opening Fee (TAC) R$22 million; and (iv) a higher volume of card transactions in the 4Q07 R$11 million.

(e) Personnel, Administrative and Tax Expenses – R$260 million
Personnel expenses decreased R$84 million in the quarter basically as a result of: (i) lower expenses due to the vacation concentration R$21 million; (ii) lower expenses with management and employee profit sharing (PLR) in the amount of R$49 million; (iii) lower expenses for training R$13 million; and (iv) lower expenses with provision for labor proceedings R$10 million. The R$158 million decrease of other administrative expenses is mainly due to lower expenses with: (i) “Advertising” R$107 million; (ii) “Third-party Services” R$28 million; and (iii) “Data Processing” R$17 million.
The R$18 million variation of tax expenses is basically due to the: (i) decrease in CPMF expenses in the amount of R$74 million, which was partially offset; (ii) increase of PIS/Cofins expenses R$37 million, due to the increase of tax income; and (iii) increase in IPTU expenses in the amount of R$11 million.

(f) Other Operating Revenues and Expenses – R$(388) million
The increase in the quarter is basically due to the: (i) increase in interest expenses, net of revenues, in the amount of R$80 million; (ii) increase in expenses with operating provisions in the amount of R$139 million, including the constitution of the provision for restitution of the advanced settlement rate (TLA); and (iii) lower reversion of operating provisions R$93 million.

Highlights

Income

	R$ million

	1st Qtr.		Variation	2007	2008	Variation

	2007	2008	%	4th Qtr.	1st Qtr.	%

Adjusted Financial Margin	5,019	6,050	20.5	5,997	6,050	0.9
Provision for Loan Losses	1,160	1,667	43.7	1,556	1,667	7.1
Fee and Commission Income	2,559	2,803	9.5	2,896	2,803	(3.2)
Insurance, Private Pension Plans and Certificated Savings
Plans Retained Premiums	4,643	5,285	13.8	6,052	5,285	(12.7)
Personnel Expenses	1,460	1,737	19.0	1,821	1,737	(4.6)
Other Administrative Expenses	1,540	1,815	17.9	1,973	1,815	(8.0)
Operating Income	2,281	2,568	12.6	2,478	2,568	3.6
Adjusted Net Income	1,705	1,907	11.8	1,854	1,907	2.9

Balance Sheet

	R$ million

	March		Variation	2007	2008	Variation

	2007	2008	%	December	March	%

Total Assets	281,944	355,517	26.1	341,184	355,517	4.2
Securities and Derivative Financial Instruments	97,534	105,167	7.8	114,452	105,167	(8.1)
Loan Operations (Expanded Concept)	122,355	169,408	38.5	161,407	169,408	5.0
• Loan and Leasing Operations	101,473	139,019	37.0	131,307	139,019	5.9
• Sureties and Guarantees (Accounted for in Memorandum
Accounts)	15,969	25,080	57.1	24,296	25,080	3.2
• Credit Cards (Cash purchases and credit purchases from
store owners)	4,913	5,309	8.1	5,804	5,309	(8.5)
Permanent Assets	3,557	3,903	9.7	3,670	3,903	6.3
Deposits	84,162	106,710	26.8	98,323	106,710	8.5
Borrowings and Onlendings	18,634	24,013	28.9	23,410	24,013	2.6
Technical Provisions	50,653	59,722	17.9	58,526	59,722	2.0
Shareholders’ Equity	26,029	32,909	26.4	30,357	32,909	8.4

Change in Number of Outstanding Shares

	Common shares	Preferred shares	Total

Number of Outstanding Shares on December 31, 2007	1,009,337,030	1,009,336,926	2,018,673,956
Shares Acquired and not Cancelled	(1,600)	(1,600)	(3,200)
Shares Subscription	13,953,489	13,953,488	27,906,977
50% stock bonus	511,644,460	511,644,407	1,023,288,867
Number of Outstanding Shares on March 31, 2008	1,534,933,379	1,534,933,221	3,069,866,600

Share Performance (*)

	R$

	1st Qtr.		Variation	2007	2008	Variation

	2007	2008	%	4th Qtr.	1st Qtr.	%

Net Income per Share	0.57	0.62	8.8	0.61	0.62	1.6

Dividends/JCP per Common Share (net of Income Tax)	0.162	0.198	22.2	0.247	0.198	(19.8)
Dividends/JCP per Preferred Share (net of Income Tax)	0.178	0.218	22.5	0.272	0.218	(19.9)

Book Value per Share (Common and Preferred)	8.67	10.72	23.6	10.03	10.72	6.9

Last Business Day Price – Common	27.63	28.47	3.0	34.33	28.47	(17.1)
Last Business Day Price – Preferred	28.00	32.53	16.2	37.97	32.53	(14.4)

Market Value (R$ million) (**)	83,507	93,631	12.1	109,463	93,631	(14.5)

(*)	For comparison purposes, in 2008 there was a 50% stock bonus, which was applied for 2007.

(**)	Number of shares (disregarding treasury shares) x closing price of common and preferred shares of the last day of the period.

Cash Generation (*)

	R$ million

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Net Income	1,620	1,705	1,854	1,907
Equity in Earnings (Losses) of Unconsolidated Companies	(30)	(12)	(10)	(32)
Allowance for Loan Losses	1,189	1,160	1,556	1,667
Provision/Reversal for Devaluation	(42)	–	1	(10)
Depreciation and Amortization	130	133	137	138
Other	7	17	11	57
Total	2,874	3,003	3,549	3,727

(*) It considers the Adjusted Net Income.

Value Added with Hedge Adjustment and without Extraordinary Events

	R$ million

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Value Added (A+B+C)	4,187	4,320	4,940	4,921
A – Gross Income from Financial Intermediation	3,856	3,859	4,441	4,383
B – Fee and Commission Income	2,424	2,559	2,896	2,803
C – Other Income/Expenses	(2,093)	(2,098)	(2,397)	(2,265)

Distribution of Value Added (D+E+F+G)	4,187	4,320	4,940	4,921
D – Employees	1,273	1,278	1,594	1,523
E – Government Contribution	1,294	1,337	1,492	1,491
F – JCP/Dividends to Shareholders (paid and provisioned)	40	601	683	740
G – Profit Reinvestment	1,580	1,104	1,171	1,167

Distribution of Value Added – percentage	100.0	100.0	100.0	100.0
Employees	30.4	29.6	32.3	30.9
Government Contribution	30.9	30.9	30.2	30.3
JCP/Dividends to Shareholders (paid and provisioned)	1.0	13.9	13.8	15.0
Profit Reinvestments	37.7	25.6	23.7	23.8

Calculation of Fixed Assets to Shareholders' Equity Ratio

	R$ million

	2006	2007		2008

	December	March	December	March

Shareholders’ Equity + Minority Shareholders	24,694	26,090	30,513	33,068
Subordinated Debts	10,411	9,550	11,750	11,269
Tax Credits	(59)	(79)	(81)	(102)
Exchange Membership Certificates	(84)	(88)	(35)	(32)
Other Adjustments	–	(26)	(733)	(827)
Reference Equity (A) (*)	34,962	35,447	41,414	43,376
Permanent Assets	8,912	9,342	14,963	19,277
Premises and Equipment and Leasing	(5,334)	(5,702)	(11,203)	(15,286)
Unrealized Leasing Losses	(102)	(100)	(102)	(99)
Other Adjustments	799	517	2,329	1,342
Total Premises and Equipment (B) (*)	4,275	4,057	5,987	5,234
Fixed Assets to Shareholders’ Equity Ratio (B/A) – %	12.2	11.4	14.5	12.1
Margin	13,206	13,666	14,720	16,454

(*)	For the calculation of Premises and Equipment to Shareholders’ Equity Ratio, the Exchange Membership Certificates are excluded from the Reference Equity and Premises and equipment, as per Bacen Resolution 2,283.

Performance Ratios (annualized) – percentages

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Return on Shareholders’ Equity (total)	29.0	28.9	26.8	25.3
Return on Average Shareholders’ Equity	32.3	30.2	27.5	27.3

Return on Shareholders’ Equity (total) without adjustment to market value reserve –
TVM and Derivatives	31.3	31.5	28.3	26.5
Return on Average Shareholders’ Equity without adjustment to market value reserve –
TVM and Derivatives	34.3	32.6	29.4	28.7

Return on Shareholders’ Equity (total) – straight-line calculation	26.3	26.2	24.4	23.2
Return on Average Shareholders’ Equity – straight-line calculation	29.0	27.2	25.1	24.9

Return on Total Assets (total)	2.5	2.4	2.2	2.2
Return on Average Total Assets	2.6	2.5	2.3	2.2

Shareholders’ Equity on Total Assets	9.3	9.2	8.9	9.3

Capital Adequacy Ratio (Basel) – Financial Consolidated (*)	18.8	17.8	15.6	15.6
Capital Adequacy Ratio (Basel) – Total Consolidated (*)	16.5	15.7	14.0	13.9

Fixed Assets to Shareholders' Equity Ratio – Financial Consolidated	48.0	49.2	45.8	47.7
Fixed Assets to Shareholders' Equity Ratio – Total Consolidated	12.2	11.4	14.5	12.1

Combined Ratio – Insurance	93.7	95.9	92.8	83.9

Efficiency Ratio (in the previous 12 months)	42.1	42.1	41.8	41.7

Coverage Ratio (Fee and Commission Income / Administrative and Personnel Expenses)
(in the previous 12 months)	75.4	78.0	80.2	78.7

(*) If we choose the prerogative provided for in article 9 of Circular 3,367 of Bacen, the indexes of March 2008 would be 19.0% in the financial consolidated and 16.7% in the total consolidated.

Market Share – Consolidated – percentages

	2006	2007		2008

	December	March	December	March

Banks – Source: Bacen
Time Deposit	9.4	9.4	9.4	I
Savings Deposit	14.7	14.2	14.0	I

Demand Deposit	16.8	17.5	16.4	I
Loan Operations	12.2	12.4	13.1	13.2 (*)
Number of Branches	16.6	16.7	17.3 (**)	17.3 (**)

Banks – Source: Anbid
Investment Funds + Portfolios	14.9	14.5	14.1	14.1

Banks – Source: Internal Revenue Service
CPMF	19.8	19.7	19.7	N/A

Insurance, Private Pension Plans and Certificated Savings Plans – Source: Susep and ANS
Insurance, Private Pension Plans and Certificated Savings Plans Premiums	25.8	24.4	25.5	24.1 (*)
Insurance Premiums (including VGBL)	26.3	24.4	25.8	23.8 (*)
Revenues from Pension Plans Contributions (excluding VGBL)	27.9	29.0	27.9	32.3 (*)
Revenues from Certificated Savings Plans	19.9	19.0	19.9	18.4 (*)
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	37.1	36.8	36.4	35.1 (*)

Insurance and Private Pension Plans – Source: Fenaprevi
Income on VGBL Premiums	43.4	43.4	41.9	39.1 (*)
Revenues from PGBL Contributions	30.6	30.9	26.1	32.3 (*)
Private Pension Plans Investment Portfolios (including VGBL)	42.0	41.4	40.9	40.2 (*)

Credit and Debit Card – Source: Abecs
Credit Card Revenue	15.4	18.2	18.1	18.2
Debit Card Revenue	20.5	20.1	19.8	18.8

Leasing – Source: Abel
Active Operations	11.5	11.0	12.9	13.9 (*)

Banco Finasa – Source: Bacen
Finabens (Portfolio)	18.8	18.8	14.8	13.1 (*)
Auto (Portfolio) – Including Banco Bradesco	25.8	25.4	26.0	25.6 (*)

Consortia – Source: Bacen
Real Estate	27.3	25.9	27.1	27.2 (*)
Auto	20.2	20.0	21.1	21.2 (*)
Trucks, Tractors and Agricultural Implements	6.3	6.3	6.8	6.7 (*)

International Area – Source: Bacen
Export Market	22.3	19.8	20.4	21.1 (**)
Import Market	15.4	16.6	16.1	15.2 (**)

(*) Reference date: February 2008, (in the health insurance case, the ANS indexes were estimated).
(**) Previous data.

NA – Not available.
I – Inapplicable.

Highlights

Other Information

	March		Variation %	December	March	Variation %

	2007	2008		2007	2008

Funding and Assets Managed – in R$ million	406,970	506,808	24.5	484,265	506,808	4.7
Number of Employees	79,686	83,124	4.3	82,773	83,124	0.4
Number of Branches	3,015	3,169	5.1	3,160	3,169	0.3
Savings Account Holders – thousand	31,329	32,213	2.8	34,623	32,213	(7.0)
Credit, Private Label and Debit Cards Base – thousand	60,254	72,971	21.1	70,469	72,971	3.6

Bradesco’s Shares

Number of Shares (in thousands) – Common and Preferred Shares (*)

	December					March

	2003	2004	2005	2006	2007	2008

Common	1,437,054	1,430,107	1,468,350	1,500,214	1,514,006	1,534,934
Preferred	1,416,492	1,416,491	1,469,817	1,502,435	1,514,006	1,534,933
Subtotal – Outstanding Shares	2,853,546	2,846,598	2,938,167	3,002,649	3,028,012	3,069,867
Treasury Shares	516	–	696	1,137	3,368	3
Total	2,854,062	2,846,598	2,938,863	3,003,786	3,031,380	3,069,870

(*) For comparison purposes, the shares had 50% bonus in 2008 which were applied for previous years. Likewise, 100% bonus occurred in 2005 and 2007, as well as 200% in 2004.

On March 31, 2008, Bradesco’s capital stock was R$23 billion, composed of 3,069,869,800 shares, of  which 1,534,934,979 are common and 1,534,934,821 are preferred, non-par and book-entry shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 48.22% of our voting capital and 24.12% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus Participações is owned by Fundação Bradesco and Elo Participações e Investimento, which has as shareholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 128).

Number of Shareholders – Domiciled in the Country and Abroad

	December						March

	2002	2003	2004	2005	2006	2007	2008

Individuals	2,153,800	2,158,808	1,254,044	1,244,572	1,248,275	1,248,310	1,257,120
Corporations	179,609	180,559	116,894	116,225	116,040	115,710	115,738
Subtotal of Domiciled in the Country	2,333,409	2,339,367	1,370,938	1,360,797	1,364,315	1,364,020	1,372,858
Domiciled Abroad	373	465	3,780	3,701	3,689	3,699	3,727
Total	2,333,782	2,339,832	1,374,718	1,364,498	1,368,004	1,367,719	1,376,585

Concerning Bradesco’s shareholders, domiciled in the country and overseas, on March 31, 2008, 1,372,858 shareholders were domiciled in Brazil, accounting for 99.73% of total shareholders’ base and holding 71.17% of Bradesco’s shares. The number of shareholders living abroad was 3,727, representing 0.27% of total shareholders’ base and holding 28.83% of Bradesco’s outstanding shares.

Market Value – R$ million

N.B.: the market value considers the closing quotation of the common and preferred shares multiplied by the respective number of shares (excluding treasury shares).

Market Value/Shareholders’ Equity

Market Value/Shareholders’ Equity: indicates the number of times Bradesco’s market value is higher than its accounting shareholders’ equity.
Formula used: number of common and preferred shares multiplied by the closing price of common and preferred shares of the last business day of the period. The amount is divided by the accounting shareholders’ equity of the period.

Dividend Yield – percentages (in the previous 12 months)

Dividend Yield: is the ratio between the dividends and/or interest on shareholders’ capital distributed to shareholders over the past 12 months and the share price, indicating the investment’s return related to profit sharing.
Formula used: amount received by shareholders as dividends and/or interest on shareholders’ capital (gross of IR) over the past 12 months, which is divided by the preferred share closing price of the last business day of the period.

Payout Index – percentages (in the previous 12 months)

Payout Index: indicates the percentage of net income paid as dividends/interest on shareholders’ capital.
Formula used: amount received by shareholders as dividends and/or interest on shareholders’ capital (gross of IR), which is divided by net income adjusted by legal reserve (5% of net income).

Financial Volume – Bradesco PN x Ibovespa

Source: Economática

Net Earnings per Share – R$ (in the previous 12 months) (*)

(*) For comparison purposes, the amounts were adjusted according to bonus and splits occurred in the period.

Appreciation Index – Bradesco PN (BBDC4) x Ibovespa (percentages)

Source: Economática

Bradesco’s Share Performance

In 1Q08, Bradesco’s preferred shares depreciated by 12.4% (adjusted by dividends), having a lower performance than Ibovespa’s, which had a 4.6% loss in the period.
The shares of the financial sector continued to be affected, in a global scale, by news about the subprime real estate loans in the United States, including those with a null exposition to subprime, like Bradesco. In the Brazilian market, measures taken by the Ministry of Finance to offset the end of CPMF payment (CSLL increase of the financial sector from 9% to 15% and IOF by 0.38 p.p.) and the creation of a compulsory deposit on CDIs raised from leasing companies were other factors that contributed to the weak performance of the segment in the quarter.

Statement of Income

	R$ million

	1st Qtr		Variation	4th Qtr.	1st Qtr	Variation

	2007	2008	%	2007	2008	%

Revenues from Financial Intermediation	9,568	11,693	22.2	11,163	11,693	4.7
Loan Operations	5,233	6,571	25.6	6,073	6,571	8.2
Leasing Operations	192	373	94.3	284	373	31.3
Securities Transactions	1,795	1,820	1.4	1,807	1,820	0.7
Insurance, Private Pension Plans and Certificated
Savings Plans	1,685	1,676	(0.5)	2,068	1,676	(19.0)
Derivative Financial Instruments	198	528	166.7	390	528	35.4
Foreign Exchange Transactions	149	396	165.8	232	396	70.7
Compulsory Deposits	316	329	4.1	309	329	6.5
Expenses from Financial Intermediation
(not including PDD)	4,549	5,643	24.0	5,166	5,643	9.2
Federal Funds Purchased and Securities Sold under
Agreements to Repurchase	3,295	3,818	15.9	3,523	3,818	8.4
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	1,043	1,024	(1.8)	1,288	1,024	(20.5)
Borrowings and Onlendings	209	800	282.8	353	800	126.6
Leasing Operations	2	1	(50.0)	2	1	(50.0)
Financial Margin	5,019	6,050	20.5	5,997	6,050	0.9
Provision for Loan Losses	(1,160)	(1,667)	43.7	(1,556)	(1,667)	7.1
Gross Income from Financial Intermediation	3,859	4,383	13.6	4,441	4,383	(1.3)
Other Operating Income/Expenses	(1,578)	(1,815)	15.0	(1,963)	(1,815)	(7.5)
Fee and Commission Income	2,559	2,803	9.5	2,896	2,803	(3.2)
Operating Income from Insurance, Private
Pension Plans and Certificated Savings Plans	241	515	113.7	146	515	252.7
(+) Net Premiums Issued	4,801	5,367	11.8	6,175	5,367	(13.1)
( - ) Reinsurance Premiums	(158)	(82)	(48.1)	(123)	(82)	(33.3)
(=) Retained Premiums from Insurance, Private
Pension Plans and Certificated Savings Plans	4,643	5,285	13.8	6,052	5,285	(12.7)
Retained Premiums from Insurance	1,993	2,268	13.8	2,187	2,268	3.7
Private Pension Plans Contributions	2,307	2,645	14.7	3,448	2,645	(23.3)
Income from Certificated Savings Plans	343	372	8.5	417	372	(10.8)
Variation in Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings Plans	(2,413)	(2,533)	5.0	(3,644)	(2,533)	(30.5)
Variation in Technical Provisions for Insurance	(251)	(55)	(78.1)	(293)	(55)	(81.2)
Variation in Technical Provisions for Private
Pension Plans	(2,174)	(2,480)	14.1	(3,345)	(2,480)	(25.9)
Variation in Technical Provisions for Certificated Savings Plans	12	2	(83.3)	(6)	2	–
Retained Claims	(1,428)	(1,640)	14.8	(1,595)	(1,640)	2.8
Certificated Savings Plans Draws and Redemptions	(301)	(318)	5.6	(379)	(318)	(16.1)
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(260)	(279)	7.3	(288)	(279)	(3.1)
Insurance Products Selling Expenses	(206)	(222)	7.8	(218)	(222)	1.8
Private Pension Plans Selling Expenses	(50)	(56)	12.0	(65)	(56)	(13.8)
Certificated Savings Plans Selling Expenses	(4)	(1)	(75.0)	(5)	(1)	(80.0)
Personnel Expenses	(1,460)	(1,737)	19.0	(1,821)	(1,737)	(4.6)
Other Administrative Expenses	(1,540)	(1,815)	17.9	(1,973)	(1,815)	(8.0)
Tax Expenses	(585)	(605)	3.4	(623)	(605)	(2.9)
Equity in Earnings of Unconsolidated Companies	12	32	166.7	10	32	220.0
Other Operating Income	337	330	(2.1)	424	330	(22.2)
Other Operating Expenses	(1,142)	(1,338)	17.2	(1,022)	(1,338)	30.9
Operating Income	2,281	2,568	12.6	2,478	2,568	3.6
Non-Operating Income	(3)	15	–	21	15	(28.6)
Income before Taxes on Income and Profit Sharing	2,278	2,583	13.4	2,499	2,583	3.4
Income Tax and Social Contribution	(570)	(672)	17.9	(642)	(672)	4.7
Minority Interest in Subsidiaries	(3)	(4)	33.3	(3)	(4)	33.3
Net Income	1,705	1,907	11.8	1,854	1,907	2.9
Annualized Return on Shareholders’ Equity (*) (%)	32.6	28.7		29.4	28.7

(*) Refers to average Shareholders’ Equity and does not consider the mark-to-market effects on available-for-sale securities.

Analysis of the Statement of Income – R$ million

Income from Loan and Leasing Operations

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
5,423	6,943	28.0	6,355	6,943	9.3

In the period, income was up mainly as result of: (i) the increase in the volume of the loan portfolio, which totaled R$139,019 in March/08 against R$101,473 in March/07, i.e., a 37.0% increase. We highlight the corporate portfolio, with an increase of 37.1%, due to “BNDES Onlending”, “Guaranteed Account”, “Financing to Export”, “Working Capital” and “Leasing” products. In the individual portfolio, the growth was 36.9%, with focus on the products connected to consumer financing; partially mitigated: (ii) by the decrease in average interest rates, observing the 2.6% CDI variation in 1Q08, against 3.0% in 1Q07.

The variation in income in the quarter was mainly due to: (i) the increase of 5.9% in the volume of the loan portfolio, which reached the amount of R$139,019 in March/08, against R$131,307 in December/07, considering that in the corporate portfolio there was an increase of 5.4%, with focus on the “Financing to Export”, “Working Capital” and “Leasing” products, whereas in the individual portfolio the increase was 6.5%, with focus on products linked to consumer financing.

Income from Securities (TVM) and Derivative Financial Instruments

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
1,993	2,348	17.8	2,197	2,348	6.9

The increase in income in the period is mainly due to: (i) the increase in the average volume of the portfolio (TVM, Derivative Financial Investments and Interbank Investments); (ii) the higher “non-interest” income gains in the amount of R$60 in 1Q08; partially offset by: (iii) the reduction in the average interest rates, observing the 2.6% CDI variation in 1Q08, against 3.0% in 1Q07.

The variation in income in the quarter is mainly due to: (i) the increase in the average volume of the portfolio (TVM, Derivative Financial Instruments and Interbank Investments); partially mitigated: (ii) by lower “non-interest” income gains in the amount of R$15.

Income from Insurance, Private Pension Plans and Certificated Savings Plans

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
1,685	1,676	(0.5)	2,068	1,676	(19.0)

The variation in the period was basically due to: (i) the lower “non- interest” income of R$18; (ii) the reduction in the average interest rates, observing the 2.6% CDI variation in 1Q08, against 3.0% in 1Q07; offset by: (iii) the increase in the average volume portfolio; and (iv) the higher IGP-M variation of 2.4% in 1Q08, against 1.1% 1Q07.

The variation in the quarter was substantially due to: (i) the lower “non- interest” income of R$188; (ii) the lower IGP-M variation of 2.4% in 1Q08, against 3.5% in 4Q07; offset by: (iii) the increase in the average volume of the portfolio.

Income from Foreign Exchange Transactions

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
149	396	165.8	232	396	70.7

For a better analysis, this item should be analyzed deducted from expenses with foreign funding, used for import/export operation financing, in accordance with Note 11a. After the deductions, the result would be R$72 in 1Q07 and R$135 in 1Q08, basically due to the increase in foreign exchange portfolio volume.

For a better analysis, this item should be analyzed deducted from expenses with foreign funding used for import/export operation financing, in accordance with Note 11a. After such deductions, the result would be R$113 in 4Q07 and R$135 in 1Q08, basically due to the increase in foreign exchange portfolio volume.

Income from Compulsory Deposits

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
316	329	4.1	309	329	6.5

The variation in the period is basically due to: (i) the increase in the average volume of deposits in the period; mitigated by: (ii) the CDI variation of 2.6% in 1Q08, against 3.0% in 1Q07, used to remunerate the additional compulsory deposit; and (iii) the drop in TR – Reference Interest Rate, used to remunerate the compulsory on savings deposits.
			The variation in the quarter is basically due to the increase in the average volume of time deposits in the quarter.

Expenses with Federal Funds Purchased and Securities Sold under Agreements to Repurchase

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
3,295	3,818	15.9	3,523	3,818	8.4

The variation in the period is mostly due to: (i) the increase in the average funding volume; offset by: (ii) the reduction in the average interest rates, observing the 2.6% CDI variation in 1Q08, against 3.0% in 1Q07, mainly affecting the time deposits expenses.
			The variation in the quarter derives basically from the increase in the average volume of the portfolio.

Expenses with Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
1,043	1,024	(1.8)	1,288	1,024	(20.5)

The variation in the period is basically due to: (i) the reduction in the average interest rates, observing the 2.6% CDI variation in 1Q08, against 3.0% in 1Q07; mitigated by: (ii) the higher average volume of technical provisions, especially the “VGBL” product; and (iii) the higher IGP-M variation of 2.4% in 1Q08, against 1.1% in 1Q07, one of the indexes which also remunerates the technical provisions.

The variation in the quarter is mostly due to: (i) the lower IGP-M variation of 2.4% in 1Q08, against 3.5% in 4Q07, one of the indexes which also remunerates the technical provisions; offset by: (ii) the higher average volume of technical provisions, especially the “VGBL” product.

Borrowings and Onlendings Expenses

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
209	800	282.8	353	800	126.6

The variation in the period is basically due to: (i) the increase in the average funding volume, mainly represented by Finame and BNDES operations; (ii) the lower exchange loss variation of 1.3% in 1Q08, against 4.1% in 1Q07, having an effect on foreign exchange funding; mitigated: (iii) by the decrease in average interest rates, according to the 2.6% CDI variation in 1Q08, against 3.0% in 1Q07, affecting funding in foreign currency.

The variation in the quarter is mainly due to: (i) the increase in the average volume of fundings, substantially represented by Finame operations; and (ii) the lower exchange loss variation of 1.3% in 1Q08, against 3.7% in 4Q07, effecting the foreign exchange funding.

Financial Margin

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
5,019	6,050	20.5	5,997	6,050	0.9

The variation of R$1,031 in financial margin is basically due to: (i) the increase in the result of interest-bearing operations of R$941, R$1,519 due to a growth in the average business volume and R$578 due to the decrease in spreads; and (ii) the higher “non-interest” income of R$90, basically derived from the loan recovery and higher treasury gains.

The variation of R$53 in financial margin is due to: (i) the growth in the result of interest-bearing operations in the amount of R$315, R$421 due to the increase in the average business volume and R$106 to the decrease in spreads; mitigated (ii) by the decrease in the “non-interest” income of R$262, basically derived from the lower gains with loan recovery, TVM and treasury.

Provision for Loan Losses Expenses

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
1,160	1,667	43.7	1,556	1,667	7.1

The increase in the period of R$507 is compatible with the growth of our loan portfolio (37.0% or R$37,546 in the 12-month period and with the relevant participation of individuals which, due to their characteristic, require higher provisioning volume, whose growth in the period was 36.9% or R$15,341.

The variation in the quarter is compatible with the growth of our loan portfolio and mainly with the 6.5% growth in the operations with individual clients which, due to their characteristic, require higher provisioning volume.

Fee and Commission Income

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
2,559	2,803	9.5	2,896	2,803	(3.2)

The increase of income in the period is mainly due to a hike in the volume of operations, with focus on: (i) card income R$120; (ii) loan operations R$58; (iii) assets management R$51; (iv) custody and brokerage services R$23; and (v) collection R$21.

The reduction of income in the quarter is mostly due to: (i) a lower volume of capital market operations in view of the economy scenario of R$36; (ii) the realignment of individual checking accounts fees R$31; (iii) a lower loan operation revenue due to a reduction in the collection of Loan Opening Fee (TAC) R$22; and a higher volume of card transactions in the 4Q07 R$11.

Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
4,643	5,285	13.8	6,052	5,285	(12.7)

The growth in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Retained Premiums from Insurance

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
1,993	2,268	13.8	2,187	2,268	3.7

The variation in the period is due to: (i) the increase in the production of: (i) Health line R$124 (substantially in the corporate, health and dental insurance, due to annual restatement by medical, hospital and dental costs variation, and also due to portfolio technical balance); (ii) Life line R$87; (iii) Auto line R$36; (iv) Basic lines R$10; and (v) other segments R$18.
N.B. 1: in 2008, there was an increase, even not considering Indiana Seguros, due to its sale.
N.B. 2: in order to comply with Susep Circular no. 356, Individual Life redemption was reclassified to “technical provision variation”.

The variation in the quarter is due to the increase in the production of: (i) the Life line R$26; (ii) the Health line R$22; (iii) the Basic lines R$12; (iv) other lines R$46, due to the Dpvat insurance payment, in which there is a concentration in 1Q08; offset: (iv) by the drop in the Auto Line production R$25.
N.B.: in order to comply with Susep Circular no. 356, Individual Life redemption was reclassified to “technical provision variation”.

b) Private Pension Plans Contributions

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
2,307	2,645	14.7	3,448	2,645	(23.3)

The increase in the period is due to the higher sale of the following products: (i) “VGBL” R$233; and (ii) “PGBL/Traditional” R$105;
N.B.: in order to comply with Susep Circular no. 356, VGBL redemption was reclassified to “technical provision variation”.

The variation in the quarter is due to the seasonality of 4Q07, for the economy has received resources, impacting the sale of the “VGBL” product R$871.
N.B.: in order to comply with Susep Circular no. 356, Life redemption was reclassified to “technical provision variation”.

c) Income on Certificated Savings Plans

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
343	372	8.5	417	372	(10.8)

The variation in the period is mainly due to the higher sale of certificated savings plans: (i) Pé Quente Bradesco 1000; (ii) Pé Quente Bradesco 1000 Reaplic ; Pé Quente Bradesco Pessoa Jurídica (launch); and (iv) those plans connected to sustainability actions – Pé Quente Bradesco O Câncer de Mama no Alvo da Moda (Breast Cancer in the Fashion Target).
			The variation in the quarter is mainly due to the higher sale of certificated savings plans in 4Q07 due to seasonality, mainly when compared to the 1st quarter.

Variation in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(2,413)	(2,533)	5.0	(3,644)	(2,533)	(30.5)

The variation in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Variation in Technical Provisions for Insurance

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(251)	(55)	(78.1)	(293)	(55)	(81.2)

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The variations occurred in 1Q08 were comprised of: higher constitution of provision in the Life line R$55; in the Health insurance R$16; in the Basic lines R$10; offset: by the decrease in the Auto line R$26; The variations occurred in 1Q07 were comprised of higher constitutions of provision: (i) in the Health insurance R$262; (ii) Life line R$77; (iii) Basic lines R$2; mitigated: (iv) by the lower constitution of provision in the Auto line R$90.
N.B.: in order to comply with Susep Circular 356, there was a reclassification of Individual Life Plan redemptions.

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The variations occurred in 1Q08 were comprised of: the higher constitution of provision in the Life line R$55; in the Health insurance R$16; in the Basic lines R$10; offset: by the decrease in the Auto line R$26; The variations occurred in 4Q07 were mainly comprised of: (i) higher constitution of provision: (i) in the Health Line R$181; (ii) Auto line R$19; and (iii) Life line R$94.
N.B.: In order to comply with Susep Circular 356, there was a reclassification of Individual Life Plan redemptions.

b) Variation in Technical Provisions for Private Pension Plans

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(2,174)	(2,480)	14.1	(3,345)	(2,480)	(25.9)

Variations in technical provisions are directly related to production. The variations in the period are due to the higher recording of provision for the “VGBL” R$194 and “PGBL/Traditional” R$112 products, due to the increase in production in the period/08.
N.B.: In order to comply with Susep Circular 356, there was a reclassification of Individual Life Plan redemptions.

Variations in technical provisions are directly related to production. The variations in the quarter are due to the lower recording of provision for the “VGBL” R$827 and “PGBL/Traditional” R$38 products, due to the higher production in 4Q07, as a result of the seasonality.
 N.B.: In order to comply with Susep Circular 356, there was a reclassification of Individual Life Plan redemptions.

c) Variation in Technical Provisions for Certificated Savings Plans

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
12	2	(83.3)	(6)	2	–

The variation in the period is mainly due to the reversion of technical provision for contingency.			The variation in the quarter is mainly due to the reversion of technical provision for contingency.

Retained Claims

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(1,428)	(1,640)	14.8	(1,595)	(1,640)	2.8

The increase of claims in the period is due to the increase in production and the resulting growth in the volume of reported claims: (i) in the Health line R$205, (ii) in the Life line R$27; (iii) other lines R$18; mitigated: by the decrease in reported claims: (iv) in the Auto line R$29, mainly due to the sale of interest in Indiana Seguros S.A.; and (v) in the Basic lines R$9.
N.B.: claim ratios were recalculated due to new resolutions of Susep Circular 356.

The increase of claims in the quarter is due to the increase in production and the resulting growth in the volume of reported claims: (i) in the Auto line R$31; (ii) in the Life line R$13; (iii) other lines R$34; mitigated: by the decrease in reported claims: (iv) in the Basic lines R$23; and (v) in the Health line R$10.
N.B.: claim ratios were recalculated due to new resolutions of Susep Circular 356.

Analysis of the Statement of Income – R$ million

Certificated Savings Plans Draws and Redemptions

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(301)	(318)	5.6	(379)	(318)	(16.1)

The redemptions are directly related to revenue. The variation in the period is due to the increase in revenues.			The redemptions are directly related to revenue. The variation in the quarter is due to lower revenues.

Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(260)	(279)	7.3	(288)	(279)	(3.1)

The variation in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Insurance Products Selling Expenses

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(206)	(222)	7.8	(218)	(222)	1.8

The variation in the period is due to the increase of insurance production, mainly in the Health line R$12. N.B.: Selling ratios were recalculated due to new resolutions of Susep Circular 356.
In nominal terms, selling expenses have remained stable, with a slight decrease when compared to the earned premiums.
N.B.: Selling ratios were recalculated due to new resolutions of Susep Circular 356.

b) Private Pension Plans Selling Expenses

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(50)	(56)	12.0	(65)	(56)	(13.8)

The variation in the period is basically a result of the increase in sales of private pension plan products and, consequently, in selling expenses.			The variation in the quarter is basically a result of the increase in sales of the “VGBL” product in 4Q07.

c) Certificated Savings Plans Selling Expenses

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(4)	(1)	(75.0)	(5)	(1)	(80.0)

The variation is basically due to the decreased expenses related to Pé Quente Bradesco campaigns.			The variation is basically due to the decreased expenses related to Pé Quente Bradesco campaigns.

Personnel Expenses

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(1,460)	(1,737)	19.0	(1,821)	(1,737)	(4.6)

The growth in the period is basically due to: (i) the expansion of the customer service network and the consequent hiring of employees, as well as the increase in salary levels resulting from the 2007 collective bargaining agreement (6.0%), benefits and others R$117; (ii) the higher expenses with provisions for labor proceedings R$83; (iii) the higher expenses with management and employee profit sharing R$62; and (iv)the consolidation of acquired companies (Credifar and BMC) R$15.

Personnel expenses, in 1Q08, have suffered a reduction of R$84, highlighting: (i) the lower expenses with management and employee profit sharing R$49; (ii) the lower expenses related to higher number of employees in vacation in 1Q08 R$21; (iii) the lower training expenses R$13; and (iv) the lower expenses with provisions for labor proceedings R$10.

Other Administrative Expenses

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(1,540)	(1,815)	17.9	(1,973)	(1,815)	(8.0)

The increase in the period is basically due to: (i) the organic growth; (ii) the increase in the volume of businesses; (iii) the contractual adjustments; and (iv) the investments in the improvement and optimization of the technological platform (IT Improvements Project).

The decrease in the quarter is mainly due to: (i) the higher seasonal volume of advertising expenses in 4Q07 R$107; and (ii) the higher expenses with third-party services and data processing in 4Q07 R$45, as a result of the higher business volume characteristic of that period.

Tax Expenses

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(585)	(605)	3.4	(623)	(605)	(2.9)

The increase in the period mainly derives from: (i) the PIS/Cofins increased expenses in the amount of R$72 in view of the increase of taxable income; and (ii) the ISS increased expenses R$5; mitigated: (iii) by the decreased CPMF expenses R$59, in view of the extinguishment of this contribution in 2008.

The variation in the quarter is essentially due to: (i) the decreased CPMF expenses R$73, in view of the extinguishment of this contribution in 2008; mitigated by: (ii) the increased PIS/Cofins expenses R$37, in view of the increase of taxable income; and (iii) the increased IPTU expenses, resulting from the discounted prepayment, basically executed in the city of São Paulo.

Equity in Earnings (Losses) of Unconsolidated Companies

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
12	32	166.7	10	32	220.0

The variation in the period is due to the higher results in affiliated companies in the 1Q08, basically in IRB-Brasil Resseguros.			The variation in the quarter mainly derives from higher results obtained in the affiliated companies in 1Q08, basically through our affiliated company IRB-Brasil Resseguros.

Other Operating Income

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
337	330	(2.1)	424	330	(22.2)

Income remained practically steady in the period.			The variation in the quarter is mainly due to the lower reversals of operating provisions R$93.

Other Operating Expenses

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(1,142)	(1,338)	17.2	(1,022)	(1,338)	30.9

The increase in the period is mostly due to the higher constitution of operating provisions, including the constitution of provision for restitution of the advanced settlement rate (TLA).
The variation in the quarter basically derives from: (i) the higher expenses with operating provisions, including the constitution of provision for restitution of the advanced settlement rate (TLA); and (ii) the higher interest expenses.

Operating Income

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
2,281	2,568	12.6	2,478	2,568	3.6

The increase in the period derives from: (i) the higher financial margin R$1,031; (ii) the increase in the income from insurance, private pension plans and certificated savings plans operations R$274; (iii) the increased fee and commission income R$244; (iv) the increase in the equity in earnings (losses) of unconsolidated companies R$20; mitigated by: (v) the increased personnel and administrative expenses R$552; (vi) the higher provision for loan losses R$507; (vii) the increased operating expenses (net of income) R$203; and (viii) the higher tax expenses R$20.
N.B.: for a more detailed analysis of the variation of each item, we recommend the reading of each specific item mentioned hereof.

The variation in the quarter derives from: (i) the increase in the income from insurance, private pension plans and certificated savings plans R$369; (ii) the decreased personnel and administrative expenses R$242; (iii) the increased financial margin R$53; (iv) the increase in the equity in earnings (losses) of unconsolidated companies R$22; (v) the lower tax expenses R$18; mitigated by: (vi) the higher operating expenses (net of income) R$410; (vii) the higher provision for loan losses R$111; and (viii) the decreased fee and commission income R$93.
N.B.: for a more detailed analysis of the variation of each item, we recommend the reading of each specific item mentioned hereof.

Non-Operating Income

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(3)	15	–	21	15	(28.6)

The variation in the period is basically due to higher gains with the sale of amounts, assets and investments.			1Q07 was affected by the reversion of constitution of non-operating provisions.

Income Tax and Social Contribution

1st Qtr./2007	1st Qtr./2008	Variation %	4th Qtr./2007	1st Qtr./2008	Variation %
(570)	(672)	17.9	(642)	(672)	4.7

The variation on income tax and social contribution expenses in the period reflects tax charge on earnings before taxes, adjusted by additions and exclusions, according to Note 34.			The variation on income tax and social contribution expenses in the quarter reflects tax charge on earnings before taxes, adjusted by additions and exclusions, according to Note 34.

Comparative Balance Sheet

Assets	R$ million

	March		Variation %	December	March	Variation %

	2007	2008		2007	2008

Current and Long-Term Assets	278,387	351,614	26.3	337,514	351,614	4.2
Funds Available	4,244	5,702	34.4	5,487	5,702	3.9
Interbank Investments	31,601	48,675	54.0	37,622	48,675	29.4
Securities and Derivative Financial
Instruments	97,534	105,167	7.8	114,452	105,167	(8.1)
Interbank and Interdepartmental
Accounts	19,640	24,615	25.3	24,466	24,615	0.6
Restricted Deposits:
Brazilian Central Bank	18,544	23,216	25.2	23,539	23,216	(1.4)
Other	1,096	1,399	27.6	927	1,399	50.9
Loan and Leasing Operations	88,436	123,108	39.2	116,258	123,108	5.9
Loan and Leasing Operations	95,111	131,106	37.8	123,974	131,106	5.8
Allowance for loan losses	(6,675)	(7,998)	19.8	(7,716)	(7,998)	3.7
Other Receivables and Assets	36,932	44,347	20.1	39,229	44,347	13.0
Foreign Exchange Portfolio	13,620	14,256	4.7	9,837	14,256	44.9
Other Receivables and Assets	23,411	30,197	29.0	29,502	30,197	2.4
Allowance for Other Loan Losses	(99)	(106)	7.1	(110)	(106)	(3.6)
Permanent Assets	3,557	3,903	9.7	3,670	3,903	6.3
Investments	661	743	12.4	604	743	23.0
Premises and Equipment and
Leased Assets	2,234	2,345	5.0	2,295	2,345	2.2
Deferred Charges	662	815	23.1	771	815	5.7
Total	281,944	355,517	26.1	341,184	355,517	4.2

Liabilities
Current and Long-Term Liabilities	255,690	322,260	26.0	310,483	322,260	3.8
Deposits	84,162	106,710	26.8	98,323	106,710	8.5
Demand Deposits	20,115	25,846	28.5	28,495	25,846	(9.3)
Savings Deposits	27,609	33,290	20.6	32,813	33,290	1.5
Interbank Deposits	158	310	96.2	373	310	(16.9)
Time Deposits	35,687	46,430	30.1	35,717	46,430	30.0
Other Deposits	593	834	40.6	925	834	(9.8)
Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	50,901	69,540	36.6	73,634	69,540	(5.6)
Funds from Issuance of Securities	5,879	7,239	23.1	6,497	7,239	11.4
Securities Issued Abroad	2,316	3,600	55.4	3,000	3,600	20.0
Other Funds	3,563	3,639	2.1	3,497	3,639	4.1
Interbank and Interdepartmental
Accounts	1,950	2,160	10.8	2,538	2,160	(14.9)
Borrowings and Onlendings	18,634	24,013	28.9	23,410	24,013	2.6
Borrowings	6,957	7,962	14.4	8,066	7,962	(1.3)
Onlendings	11,677	16,051	37.5	15,344	16,051	4.6
Derivative Financial Instruments	855	1,624	89.9	952	1,624	70.6
Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	50,653	59,722	17.9	58,526	59,722	2.0
Other Liabilities	42,656	51,252	20.2	46,603	51,252	10.0
Foreign Exchange Portfolio	8,416	7,319	(13.0)	3,467	7,319	111.1
Taxes and Social Security Contributions,
Social and Statutory Payables	9,029	10,810	19.7	12,035	10,810	(10.2)
Subordinated Debt	12,147	16,567	36.4	15,850	16,567	4.5
Sundry	13,064	16,556	26.7	15,251	16,556	8.6
Deferred Income	164	190	15.9	189	190	0.5
Minority Interest in Subsidiaries	61	158	159.0	155	158	1.9
Shareholders’ Equity	26,029	32,909	26.4	30,357	32,909	8.4
Total	281,944	355,517	26.1	341,184	355,517	4.2

Equity Analysis – R$ million

Funds Available

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
4,244	5,702	34.4	5,487	5,702	3.9

The variation in the period is due to: (i) the increased volume in local currency R$1,128; and (ii) the increased volume of funds available in foreign currency R$330.			The variation in the quarter is basically due to: (i) the increased volume in local currency R$194; and (ii) the increased volume of funds available in foreign currency R$21.

Interbank Investments

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
31,601	48,675	54.0	37,622	48,675	29.4

The variation in the period derives from: (i) the increase in the financed position in the amount of R$8,800; (ii) the increase in own portfolio position R$6,335; (iii) the increase in the short position R$3,467; (iv) the increase in investments in interest-earning deposits in other banks R$272; and offset by: (v) the decrease in unrestricted securities in the amount of R$1,800.

The variation in the quarter is due to: (i) the increase in the financed position in the amount of R$992; (ii) the increase in own portfolio position R$7,599; (iii) the increase in sold position R$2,287; and (iv) the increase in investments in interbank deposits R$175.

Securities (TVM) and Derivative Financial Instruments

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
97,534	105,167	7.8	114,452	105,167	(8.1)

The increase in the period is substantially due to: (i) the additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and certificated savings plans; (ii) the variation in average interest rates, observing the 11.3% CDI variation in the twelve-month period between March/07 and March/08; partially mitigated by: (iii) the redemption/maturity of securities. The portfolio profile (excluded from purchase and sale commitments), based on Management’s intent, is distributed as follows: “Trading Securities” 63.3%; “Available-for-Sale Securities” 21.7%; and “Held-to-Maturity Securities” 15.0%. In March/08, 49.1% of the total portfolio (excluded from purchase and sale commitments) was represented by Government Bonds, 20.2% by Corporate Securities and 30.7% by “ PGBL” and “ VGBL” fund quotas.

The decrease in the quarter partially reflects: (i) the redemption/maturity of securities; partially mitigated by: (ii) the additional funds arising from increased funding, especially the technical provisions for insurance, private pension plans and certificated savings plans, as well as the issuance of subordinated notes in the amount of R$315; and (iii) the variation in average interest rates, observing the 2.6% CDI variation in 1Q08.

Interbank and Interdepartmental Accounts

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
19,640	24,615	25.3	24,466	24,615	0.6

The variation in the period is mainly due to: (i) the increase in volume of compulsory demand deposits R$2,274, due to an expansion in average balance of these deposits, basis for payment in respective periods, from R$20,076 in March/07 to R$25,827 in March/08; (ii) the increase in the volume of the compulsory of savings accounts deposits in the amount of R$1,124, due to the increase in the balance of the savings deposits by 20.6% in the period; (iii) the increase in the additional compulsory on deposits R$1,274; and (iv) the increase in item “Check Payment Services” in the amount of R$173.

The variation in the quarter is basically due to: (i)the increase in item “Check Payment and Correspondent Relation Services” in the amount of R$750; (ii) the increase in the volume of the compulsory of savings deposits R$128; offset by: (iii) the decrease in the volume of compulsory demand deposits R$419, due to the decrease in the calculation basis; (iv) the decrease in the additional compulsory deposits in the amount of R$31; and (v) the decrease in item “Interdepartmental Accounts” in the amount of R$283.

Loan and Leasing Operations

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
101,473	139,019	37.0	131,307	139,019	5.9

The increase in the period is due to the individual client portfolio, with a 36.9% growth, in particular in the products “Leasing”, up by 373.7%, “ Vehicles ” , up by 26.3%, “ Personal Loan ” , up by 26.9%, “Credit Card”, up by 103.9%, “Rural”, up by 69.2% and “Real Estate Financing” up by 60%. The growth of 37.1% recorded in the corporate portfolio is the result of the 45.9% increase in micro, small and medium- sized companies portfolio, coupled with a 28.3% increase in the portfolio of large companies (Corporate). In the corporate portfolio we point out “Financing to Export” operations, up by 53.3%, “BNDES Onlending” up by 31.4%, “Working Capital” with an increase of 79.1%, “ Leasing”, up by 96.5% and “Real Estate Financing”, up by 63.1% as a result of the maintenance of the economic activity level. In March/08, the portfolio was distributed at 59.0% for corporate (24.3% of which was directed to industry, public and private sectors, 14.3% to commerce, 18.4% to services, 1.3% to agribusiness and 0.7% to financial intermediation) and 41.0% for individuals. In terms of concentration, the 100 largest borrowers accounted for 22.7% of the portfolio in March/07 and for 20.5% in March/08. The Performing Loan Portfolio reached the amount of R$127,963 in March/08. Out of this total, 28.8% is falling due within up to 90 days.
N.B.1: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses, as described in Note 10.
N.B.2: for a better understanding of these operations, see item “loan operations”, on page 80.

The variation in the quarter is due to the 5.4% growth recorded in the corporate portfolio resulting from the 3.8% increase in the portfolio of micro, small and medium-sized companies and also the growth of 7.3% in the portfolio of large companies (Corporate). It is worth pointing out the increase of 9.6% in “Working Capital”, 24.6% in “Financing to Export” and 20.3% in “Leasing”, as a result of the maintenance of the economic activity level. There was a 6.5% growth in individual client, especially in the “Leasing” products, with a 59.0% increase, “Overdraft Facilities”, with a 18.5% increase, “Credit Card Financing”, up by 14.7% and “Real Estate Financing”, up by 11.9%. In terms of concentration, the 100 largest borrowers accounted for 20.6% of the portfolio in December/07 and 20.5% in March/08.
N.B.1: this item includes advances on exchange contracts and other receivables and does not take into account the allowance for loan losses, as described in Note 10.
N.B.2: for a better understanding of these operations, see item “loan operations”, on page 80.

Allowance for loan losses (PDD)

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
(6,775)	(8,104)	19.6	(7,826)	(8,104)	3.6

The variation in the PDD balance for the period was mostly due to a 37.0% increase in the volume of loan operations. PDD ratio in relation to the loan portfolio increased from 6.7% in March/07 to 5.8% in March/08. Provision coverage ratios in relation to the portfolio of non-performing loans, respectively, rated between E and H, decreased from 148.3% in March/07 to 146.9% in March/08 and, between D and H, reduced from 123.3% in March/07 to 122.1% in March/08. The preventive maintenance of current provision levels made all performance indicators remain in high levels. In the period/08, PDD in the amount of R$6,005 was recorded, R$71 was incorporated arising from acquired institutions and R$4,747 was written off. The exceeding PDD volume in relation to the minimum required increased from R$1,103 in March/07 to R$1,154 in March/08.

The increase in the PDD balance in the quarter basically reflects a 5.9% growth of the loan portfolio in the quarter, particularly, the individual client portfolio with a 6.5% growth. The PDD ratio in relation to the loan portfolio decreased from 6.0% in December/07 to 5.8% in March/08. The provision coverage ratios in relation to the portfolio of non-performing loans, respectively, rated from E to H, decreased from 148.3%, in December/07 to 146.9% in March/08, and those rated from D to H decreased from 125.7% in December/07 to 122.1% in March/08. The preventive maintenance of current provision levels made all performance indicators remain in high levels. In 1Q08, PDD in the amount of R$1,667 was recorded and R$1,389 was written off. The exceeding PDD volume in relation to the minimum required increased from R$1,128 in December/07 to R$1,154 in March/08.

Other Receivables and Assets

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
36,520	43,894	20.2	38,788	43,894	13.2

The variation in the period is mainly due to: (i) the increase of foreign exchange operations R$636; (ii) the increase in tax credit balances R$1,788, basically as a result of temporary provisions; (iii) the increase in the balance of securities trading of R$986; (iv) the increase in the balance of debtors by guarantee deposits R$1,181; and (v) the increase in prepaid expenses - commission in the placement of financing R$654 and agreement in the provision of banking services R$858.
N.B.: balances are deducted (net of corresponding PDD) of R$412 in March/07 and of R$453 in March/08, allocated to the “Loan and Leasing Operations” and “Allowance for loan losses” items.

The variation in the quarter is mainly due to: (i) the increase of exchange operations R$4,419; (ii) the increased tax credit balances R$534, basically due to temporary provisions; and (iii) the increase in the balance of securities trading R$360.
N.B.: balances are deducted (net of corresponding PDD) of R$441 in December/07 and R$453 in March/08, allocated to the “Loan and Leasing Operations” and “Allowance for loan losses” items.

Permanent Assets

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
3,557	3,903	9.7	3,670	3,903	6.3

The variation in the period is due to: (i) the increase of the investment in the affiliated companies, resulting from the equity in the earnings of unconsolidated companies; and (ii) the increase in premises and equipment and leased assets and deferred charges; R$265.

The variation in the quarter is due to: (i) the increase of the investment in the affiliated company resulting from the equity in the earnings of unconsolidated companies; and (ii) the increase in premises and equipment and leased assets R$50 and deferred charges R$44.

Deposits

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
84,162	106,710	26.8	98,323	106,710	8.5

The increase in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Demand Deposits

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
20,115	25,846	28.5	28,495	25,846	(9.3)

The evolution of R$5,731 in the period is composed of the increase in funds from individuals R$2,504 and from corporate clients R$3,227.
In December 2007, demand deposit balance was influenced by the extinguishment of CPMF, which resulted in the maintenance of resources in checking account for future investment. Thus, the variation of R$2,649 in the quarter is due to: (i) the decrease in funds resulting from corporate clients R$2,947; offset: (ii) by the increase in funds stemming from individuals R$298.

b) Savings Deposits

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
27,609	33,290	20.6	32,813	33,290	1.5

The increase is mainly due to: (i) the deposits made in the period; and (ii) the deposit remuneration (TR + 0.5% p.m.) reaching 7.4% in the twelve-month period between March/07 and March/08.			The variation is mainly due to the deposit remuneration (TR + 0.5% p.m.), reaching 1.7% in 1Q08.

c) Time Deposits

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
35,687	46,430	30.1	35,717	46,430	30.0

The increase in the period is mostly due to: (i) the remuneration of deposits; and: (ii) the increase in the volume rose in the period, resulting from institutional investors.			The increase in the quarter is mainly due to: (i) the income appropriated; and (ii) the increase in the volume rose in the quarter, resulting from institutional investors.

d) Interbank Deposits and Other Deposits

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
751	1,144	52.3	1,298	1,144	(11.9)

The variation in the period results from: (i) the increase in Other Deposits – Investment Account in the amount of R$241; and (ii) from the increase in the volume of Interbank Deposits in the amount of R$152.
			The variation in the quarter is due to: (i) the decrease in Other Deposits – Investment Account in the amount of R$91; and (ii) the decrease in the volume of Interbank Deposits in the amount of R$63.

Federal Funds Purchased and Securities Sold under Agreements to Repurchase

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
50,901	69,540	36.6	73,634	69,540	(5.6)

The variation in the period derives from: (i) the increase in funding volume, using as base government and private securities of its own portfolio in R$6,115; (ii) the increase of third-party portfolio R$10,481; and (iii) the increase of the free movement portfolio R$2,043.
N.B. : include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, at the amount of R$10,571 in March/07 and R$10,995 in March /08.

The variation in the quarter derives from: (i) the decrease in funding volume, using as base its own portfolio R$2,398; (ii) the reduction of the free movement portfolio R$2,676; offset: (iii) by the increase in the third-party portfolio R$980.
N.B. : include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$10,198 in December/07 and R$10,995 in March/08.

Funds from Issuance of Securities

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
5,879	7,239	23.1	6,497	7,239	11.4

The variation in the period basically derives from: (i) the increased balance of securities issued abroad, mainly in view of funding of securitization securities of the future flow MTN100; offset by: (ii) the redemption of MTN Program Issues; and (iii) the exchange loss variation of 14.7% in the twelve-month period between March/07 and March/08.

In the quarter, the increase mainly derives from: (i) marketable securities issued abroad, mainly due to funding of securitization securities of the future flow MTN100; offset: (ii) by the MTN Program Issues redemption.

Interbank and Interdepartmental Accounts

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
1,950	2,160	10.8	2,538	2,160	(14.9)

The variation in the period is mostly due to higher volume of collection of third parties in transit and payment order in foreign currencies.			The variation in the quarter is mainly due to lower volume of the payment order and collection of third parties in transit.

Borrowings and Onlendings

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
18,634	24,013	28.9	23,410	24,013	2.6

The variation in the period is basically due to the increase in the volume of funds from foreign and local borrowings and onlendings at the amount of R$2,389 and R$2,990, respectively (mainly by means of BNDES and Finame), influenced by exchange loss variation of 14.7% in the twelve-month period between March/07 and March/08, which affected the foreign currency indexed and/or denominated borrowings and onlendings liabilities, the balances of which were R$7,311 in March/07 and R$9,650 in March/08.

The variation in the quarter mainly results from the increase in the volume of funds from foreign and local borrowings and onlendings at the amount of R$33 and R$570 respectively (mainly by means of Finame), influenced by the exchange loss variation of 1.3% in 1Q08, which affected the foreign currency indexed and/or denominated borrowings and onlendings liabilities, the balances of which were R$9,621 in December/07 and R$9,650 in March/08.

Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
50,653	59,722	17.9	58,526	59,722	2.0

The increase in the period is basically due to: (i) the increase in sales of pension plans and insurance policies; and (ii) the price-level restatement and interest of technical provisions. The main variations occurred: (a) in the private pension plan segment, in the “VGBL” R$5,398 and “PGBL/Traditional” R$2,293 plans; and (b) in the insurance segments, in the Health line R$795, substantially due to the recording of additional provisions related to the amount necessary to readjust Health insurance premiums, and in the provisions of the Life line R$445.

The increase in the quarter is basically due to: (i) the price-level restatement and interest of technical provisions; and (ii) the increase in sales of supplementary pension plans and insurance policies. The main variations occurred: (a) in the private pension plan segment, in the “VGBL” R$644 and “PGBL/Traditional” R$314 plans; and (b) in the insurance segments, in the Health R$94 and Life R$78 lines.

Other Liabilities, Derivative Financial Instruments and Deferred Income

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
49,526	60,420	22.0	54,526	60,420	10.8

The variation in the period mostly derives from: (i) the issuance of Subordinated Debt R$3,551; (ii) the increase in the balance of items “Tax and Social Security” R$1,620; (iii) the increase in Credit Cards operations R$676; (iv) the increase in the “Derivative Financial Instruments” R$769; (v) the increase in the “Exchange Portfolio” R$405; (vi) the increase in Collection of Taxes R$716; and (vii) the increase in Provision for Contingent Liabilities R$965.
N.B.: excludes advances on foreign exchange contracts of R$5,851 and R$7,354, allocated to the specific item in loan operations in March/07 and March/08, respectively.

The variation in the quarter is mainly due to the increase in: (i) issuance of “Subordinated Debt” R$315; (ii) “Exchange Portfolio” R$4,424 and (iii) Collection of Taxes R$2,482; mitigated by the reduction in the items: (iv) “Credit Card Operations” R$996; (v) “Social and Statutory” R$1,401; and (vi) “Provision for unsettled payments” R$259.
N.B.: excludes advances on foreign exchange contracts of R$6,782 and R$7,354, allocated to the specific item in loan operations in December/07 and March/08, respectively.

Minority Interest in Subsidiaries

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
61	158	159.0	155	158	1.9

The variation in the period is mainly due to: (i) the minority shareholders of Andorra Holdings S.A. R$147; offset: (ii) by the sale of Indiana Seguros S.A., in December/07.			Item “Minority Interest in Subsidiaries” remained almost stable in the

Shareholders’ Equity

March/2007	March/2008	Variation %	December/2007	March/2008	Variation %
26,029	32,909	26.4	30,357	32,909	8.4

The variation in the period is due to: (i) the appropriation of reported net income in the amount of R$8,407; (ii) the increase in capital in the amount of R$1,990; (iii) the goodwill calculated in the sale of the remaining shares from the subscription in the amount of R$7; which was offset by: (iv) the reduction of the mark-to-market adjustment reserve of TVM and Derivatives R$497; (v) the interest on shareholders ’ capital/dividends paid and provisioned R$2,962; and (vi) the acquisition of own shares for treasury R$65.

The variation in the quarter is due to: (i) the appropriation of reported net income in the amount of R$2,102; (ii) the goodwill calculated in the sale of the remaining shares from the subscription in the amount of R$7; (iii) the capital increase in the amount of R$1,200; which was offset by: (iv) interest on shareholders’ capital/dividends paid and provisioned R$740; and (v) the reduction of the mark-to-market adjustment reserve of TVM and Derivatives R$17.

2-Main Statement of Income Information

Consolidated Statement of Adjusted Income – R$ thousand

			Years

	2007	2006	2005	2004	2003

Revenues from Financial Intermediation	41,592,988	38,375,859	34,268,623	27,210,965	28,573,144
Loan Operations	22,372,226	20,408,469	17,158,864	13,000,941	12,691,851
Leasing Operations	916,745	653,260	444,389	300,850	307,775
Operations with Securities	7,647,781	7,025,986	7,073,266	5,975,474	8,443,246
Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans	7,501,995	6,887,472	6,171,213	5,142,434	5,359,939
Derivative Financial Instruments	1,264,654	1,344,438	1,307,818	922,827	(413,134)
Foreign Exchange Transactions	646,352	729,647	617,678	691,302	797,702
Compulsory Deposits	1,243,235	1,326,587	1,495,395	1,177,137	1,385,765
Expenses from Financial Intermediation (Excluding PDD)	19,293,584	18,536,698	17,719,666	13,980,085	15,291,477
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	13,726,131	12,666,708	12,421,171	9,341,527	11,039,960
Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension
Plans and Certificated Savings Plans	4,616,356	4,004,823	3,764,530	3,215,677	3,120,342
Borrowings and Onlendings	942,776	1,857,009	1,525,270	1,405,389	1,118,194
Leasing Operations	8,321	8,158	8,695	17,492	12,981
Financial Margin	22,299,404	19,839,161	16,548,957	13,230,880	13,281,667
Provision for Doubtful Accounts Expenses	5,497,709	4,412,413	2,507,206	2,041,649	2,449,689
Gross Income from Financial Intermediation	16,801,695	15,426,748	14,041,751	11,189,231	10,831,978
Other Operating Income/Expenses	(7,172,136)	(6,759,505)	(6,543,186)	(7,071,120)	(7,278,870)
Fee and Commission Income	10,805,490	8,897,882	7,348,879	5,824,368	4,556,861
Operating Income on Insurance, Private Pension Plans and Certificated Savings Plans	711,512	1,025,221	620,991	(60,645)	(148,829)
Insurance, Private Pension Plans and Certificated Savings Plans Retained Premiums	20,856,935	18,008,226	13,647,089	13,283,677	11,726,088
– Net Premiums Issued	21,478,969	19,021,852	16,824,862	15,389,170	12,817,805
– Reinsurance Premiums and Redeemed Premiums	(622,034)	(1,013,626)	(3,177,773)	(2,105,493)	(1,091,717)
Variation in Technical Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	(11,669,410)	(8,711,991)	(5,010,940)	(6,094,753)	(6,032,934)
Retained Claims	(6,014,455)	(6,026,651)	(5,825,292)	(5,159,188)	(3,980,419)
Certificated Savings Plans Draws and Redemptions	(1,377,758)	(1,221,626)	(1,228,849)	(1,223,287)	(1,099,554)
Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses	(1,083,800)	(1,022,737)	(961,017)	(867,094)	(762,010)
Personnel Expenses	(6,569,547)	(5,932,406)	(5,311,560)	(4,969,007)	(4,779,491)
Other Administrative Expenses	(6,911,514)	(5,870,030)	(5,142,329)	(4,937,143)	(4,814,204)
Tax Expenses	(2,388,815)	(2,149,905)	(1,827,337)	(1,464,446)	(1,054,397)
Equity in Earnings of Unconsolidated Companies	42,268	72,324	76,150	163,357	5,227
Other Operating Income	1,435,192	1,420,217	1,096,968	1,198,532	1,697,242
Other Operating Expenses	(4,296,722)	(4,222,808)	(3,404,948)	(2,826,136)	(2,741,279)
Operating Income	9,629,559	8,667,243	7,498,565	4,118,111	3,553,108
Non-Operating Income	24,550	(8,964)	(106,144)	(491,146)	(841,076)
Income before Tax on Income and Profit Sharing	9,654,109	8,658,279	7,392,421	3,626,965	2,712,032
Income Tax and Social Contribution	(2,432,630)	(2,286,765)	(1,869,516)	(554,345)	(396,648)
Minority Interest in Subsidiaries	(11,213)	(9,007)	(8,831)	(12,469)	(9,045)
Net Income	7,210,266	6,362,507	5,514,074	3,060,151	2,306,339

Return on (average) Equity without market value adjustment
reserve – TVM and Derivatives	28.3%	31.1%	32.7%	22.5%	19.2%
Financial Margin – Interest (*)	8.3%	9.0%	9.0%	8.2%	9.0%

(*) (Financial Margin – Interest) / (Total Assets – Permanent Assets – Purchase and Sale Commitments).

	2008	2007				2006

	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.

Revenues from Financial Intermediation	11,693,673	11,162,847	10,612,598	10,248,772	9,568,771	9,671,491	9,582,502	9,746,189
Loan Operations	6,571,120	6,073,076	5,650,541	5,416,011	5,232,598	5,197,274	5,231,678	5,187,385
Leasing Operations	372,536	283,874	248,354	192,700	191,817	192,898	174,990	151,474
Operations with Securities	1,820,337	1,807,151	2,026,424	2,018,989	1,795,217	1,835,694	1,753,091	1,603,317
Financial Income from Insurance, Private Pension
Plans and Certificated Savings Plans	1,676,345	2,068,229	1,889,168	1,859,454	1,685,144	1,840,259	1,591,834	1,622,810
Derivative Financial Instruments	528,615	390,459	371,879	303,746	198,570	192,399	328,799	503,911
Foreign Exchange Operations	395,881	231,895	121,888	143,305	149,264	98,051	167,557	349,797
Compulsory Deposits	328,839	308,163	304,344	314,567	316,161	314,916	334,553	327,495
Expenses from Financial Intermediation
(Excluding PDD)	5,643,869	5,165,547	5,033,028	4,545,323	4,549,686	4,625,777	4,715,231	4,796,551
Federal Funds Purchased and Securities Sold
under Agreements to Repurchase	3,818,055	3,523,771	3,536,178	3,370,988	3,295,194	3,143,366	3,386,251	3,086,405
Price-level Restatement and Interest on
Technical Provisions for Insurance, Private
Pension Plans and Certificated Savings Plans	1,024,234	1,287,681	1,188,122	1,096,964	1,043,589	1,138,529	907,865	915,781
Borrowings and Onlendings	800,385	352,835	306,355	74,374	209,212	341,753	418,939	792,045
Leasing Operations	1,195	1,260	2,373	2,997	1,691	2,129	2,176	2,320
Financial Margin	6,049,804	5,997,300	5,579,570	5,703,449	5,019,085	5,045,714	4,867,271	4,949,638
Provision for Loan Losses	1,666,837	1,555,779	1,438,305	1,343,964	1,159,661	1,189,941	1,168,044	1,115,986
Gross Income from Financial Intermediation	4,382,967	4,441,521	4,141,265	4,359,485	3,859,424	3,855,773	3,699,227	3,833,652
Other Operating Income/Expenses	(1,815,336)	(1,960,671)	(1,683,978)	(1,949,496)	(1,577,991)	(1,675,438)	(1,542,072)	(1,752,656)
Fee and Commission Income	2,803,529	2,895,760	2,742,006	2,608,536	2,559,188	2,423,752	2,342,847	2,090,735
Operating Income from Insurance, Private
Pension Plans and Certificated Savings Plans	514,757	146,407	208,341	115,334	241,430	345,135	325,144	239,400
Insurance, Private Pension Plans and Certificated
Savings Plans Retained Premiums	5,285,116	6,052,442	5,268,063	4,892,880	4,643,550	5,486,088	4,344,061	4,008,348
– Net Premiums Issued	5,366,960	6,174,894	5,448,219	5,054,748	4,801,108	5,662,096	4,714,041	4,249,174
– Reinsurance Premiums and Redeemed Premiums	(81,844)	(122,452)	(180,156)	(161,868)	(157,558)	(176,008)	(369,980)	(240,826)
Variation of Technical Provisions from Insurance,
Private Pension Plans and Certificated
Savings Plans	(2,533,242)	(3,643,969)	(2,952,534)	(2,659,549)	(2,413,358)	(2,902,447)	(1,993,374)	(1,775,220)
Retained Claims	(1,639,572)	(1,594,955)	(1,488,084)	(1,503,530)	(1,427,886)	(1,626,391)	(1,460,137)	(1,454,564)
Certificated Savings Plans Draws and Redemptions	(318,260)	(378,480)	(345,729)	(352,506)	(301,043)	(343,384)	(305,545)	(288,144)
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(279,285)	(288,631)	(273,375)	(261,961)	(259,833)	(268,731)	(259,861)	(251,020)
Personnel Expenses	(1,736,553)	(1,820,181)	(1,640,132)	(1,649,408)	(1,459,826)	(1,460,199)	(1,584,533)	(1,468,665)
Other Administrative Expenses	(1,814,994)	(1,972,778)	(1,755,090)	(1,644,146)	(1,539,500)	(1,671,274)	(1,506,957)	(1,374,340)
Tax Expenses	(605,595)	(622,899)	(599,256)	(581,290)	(585,370)	(577,132)	(532,175)	(532,474)
Equity in Earnings of Unconsolidated Companies	32,169	9,771	16,403	4,505	11,589	30,257	7,587	29,786
Other Operating Income	329,782	424,016	374,964	298,938	337,274	430,410	418,941	316,150
Other Operating Expenses	(1,338,431)	(1,020,767)	(1,031,214)	(1,101,965)	(1,142,776)	(1,196,387)	(1,012,926)	(1,053,248)
Operating Income	2,567,631	2,480,850	2,457,287	2,409,989	2,281,433	2,180,335	2,157,155	2,080,996
Non-Operating Income	14,831	21,425	1,710	4,129	(2,714)	(29,038)	40,570	11,330
Income before Income Taxes and Profit Sharing	2,582,462	2,502,275	2,458,997	2,414,118	2,278,719	2,151,297	2,197,725	2,092,326
Income Tax and Social Contribution	(672,009)	(644,495)	(605,489)	(612,311)	(570,335)	(530,168)	(584,759)	(490,445)
Minority Interest in Subsidiaries	(3,591)	(3,678)	(3,018)	(1,450)	(3,067)	(1,580)	(2,393)	245
Net Income	1,906,862	1,854,102	1,850,490	1,800,357	1,705,317	1,619,549	1,610,573	1,602,126

Return on (average) Equity without
market value adjustment reserve –
TVM and Derivatives	28.7%	29.4%	31.4%	32.9%	32.5%	34.3%	32.5%	35.8%
Financial Margin – Interest (*)	8.7%	8.7%	8.6%	8.7%	8.6%	8.9%	9.4%	9.4%

(*) (Financial Margin – Interest)/(Total Assets – Permanent Assets – Purchase and Sale Commitments).

Profitability

Bradesco’s Adjusted Net Income reached R$1,907 million in 2008, against R$1,854 million reached in 4Q07, which corresponds to a 2.9% increase. Shareholders’ Equity amounted to R$32,909 million on March 31, 2008, with a growth of 8.4% compared to the balance as of December 31, 2007. Accordingly, the Return on Average Shareholders’ Equity (ROAE) reached 28.7% (*). Closing 1Q08, total Assets added up to R$355,517 million, growing 4.2% when compared to the balance of December 31, 2007. The annualized Return on Total Average Assets (ROAA) in 1Q08 was 2.2% . Earnings per share reached R$0.62.

In relation to 1Q07, the result grew R$202 million, representing an increase 11.8% .

Also in 1Q08, it showed an increase in the income composing the Financial Margin, in the amount of R$53 million, mainly composed of the result with interest, which reached R$5,544 million, a R$315 million increase (R$421 million related to business volume increase and R$106 million related to spread reduction). That increase is mainly due to the growth in business volume, particularly the 5.9% growth in the volume of loan operations for individual and corporate clients that was offset by the fall in the interest rates. “Non-interest” result amounted to R$506 million, representing a R$262 million decrease when compared to 4Q07, mainly due to the lower gains with TVM, loan recoveries and treasury.

In 1Q08, the provision for loan losses expenses was R$1,667 million, an increase of R$111 million when compared to the previous quarter. This variation is due to the growth of our loan portfolio and mainly to the growth in the operations with individual clients, which requires a higher provision volume due to its characteristic.

The Operating Efficiency Ratio of the 12-month period ended in 1Q08 was 41.7%, with a slight improvement when compared to the 41.8% ratio assessed in 2007. When compared to the 12-month period ended in 1Q07, there is a 0.4 percentage point increase. This results, mainly, from the combination of strict expense control with permanent efforts for increase in revenue.

The Coverage Ratio of the 12-month period ended in March 2008, which had been showing ongoing improvement, decreased 1.5% (from 80.2% to 78.7%) when compared to December 2007, mainly influenced by investments in our technological platform and in the expansion of our service network. When compared to the 78.0% ratio assessed in the twelve-month period ended in March 2007, there is a 0.7 percentage point increase.

(*) not considering the mark-to-market effects of Securities Available for Sale in the Shareholders’ equity.

Results by Business Segment

Income Breakdown – in percentage

N.B: The Balance Sheet and the Statement of Income by Business Segment can be found in Note 5.

Variation in the Main Statement of Income Items

1st Quarter of 2008 compared to 1st Quarter of 2007 – R$ million

(1) Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Draws, Redemptions and Commissions, not including Financial Income from Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Financial Margin.
(2) Composition: Tax Expenses, Equity in Earnings of Unconsolidated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

1st Quarter of 2008 compared to the 4th Quarter of 2007 – R$ million

(1) Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Draws, Redemptions and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Financial Margin.
(2) Composition: Tax Expenses, Equity in Earnings of Unconsolidated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Variation in Items Composing the Financial Margin with Exchange Adjustment

1st Quarter of 2008 compared to 1st Quarter of 2007 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)	Includes Expenses with federal funds purchased and securities sold under agreements to repurchase, excluding Expenses from Purchase and Sale Commitments + Expenses from Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(3)
Includes Income from Securities, deducted from expenses with Purchase and Sale Commitments + Income from Derivative Financial Instruments + Adjustments to Income on Foreign Exchange  Transactions + Interest Income from Insurance, Private Pension Plans and Certificated Savings Plans (Note 11a).

(4)	This refers to the price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Variation in Items Composing the Financial Margin with Exchange Adjustment

1st Quarter of 2008 compared to the 4th Quarter of 2007 – R$ million

(1) Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2) Includes Expenses with federal funds purchased and securities sold under agreements to repurchase, excluding Expenses from Purchase and Sale Commitments + Expenses from Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).
(3) Includes Income from Securities, deducted from expenses with Purchase and Sale Commitments + Income from Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions + Interest Income from Insurance, Private Pension Plans and Certificated Savings Plans (Note 11a).
(4) This refers to the the restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Analysis of the Adjusted Financial Margin and Average Rates

Income x Loan Operations

R$ million	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Loan Operations	84,283	88,549	109,536	117,858
Leasing Operations	3,743	4,013	7,264	9,682
Advances on Exchange	5,595	5,777	6,496	7,068
1 – Total (Quarterly Average Balance)	93,621	98,339	123,296	134,608
2 – Income (Loan, Leasing and Exchange Operations) (**)	5,452	5,478	6,425	6,981
3 – Average Rate Annualized Exponentially (2/1)	25.4%	24.2%	22.5%	22.4%

(*) Does not include other loans.
(**) Includes Income from Loan Operations, Net Results from Leasing Operations and Results of the adjusted Exchange (Note 11a).

Income on TVM x Securities (TVM)

R$ million	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Securities	85,136	97,392	111,275	109,809
Interbank Investments	30,176	28,795	38,739	43,149
Purchase and Sale Commitments	(41,970)	(49,288)	(71,127)	(71,587)
Derivative Financial Instruments	(514)	(687)	(1,642)	(1,288)
4 – Total (Quarterly Average Balance)	72,828	76,212	77,245	80,083
5 – Income on Securities (Net of Purchase and Sales
Commitments Expenses) (*)	2,698	2,340	2,639	2,193
6 – Average Rate Annualized Exponentially (5/4)	15.7%	12.9%	14.4%	11.4%

(*) Includes Interest Income from Insurance, Private Pension Plans and Certificated Savings Plans, Derivative Financial Instruments and Foreign Exchange Adjustment (Note 11a).

Income from Financial Intermediation x Total Assets

R$ million	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

7 – Total Assets - Permanent Assets - Purchase and Sale Commitments	208,797	220,932	254,684	272,978
(Quarterly Average Balance)
8 – Income from Financial Intermediation	9,671	9,569	11,163	11,694
9 – Average Rate Annualized Exponentially (8/7)	19.9%	18.5%	18.7%	18.3%

Expenses x Funding

R$ million	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Deposits	81,379	84,034	92,530	102,517
Funds from Acceptance and Issuance of Securities	5,867	5,758	6,547	6,868
Interbank and Interdepartmental Accounts	2,073	2,091	2,151	2,349
Subordinated Debt	11,858	12,048	14,646	16,209
10 – Total Funding (Quarterly Average Balance)	101,177	103,931	115,874	127,943
11 – Expenses (*)	1,693	1,642	1,566	1,681
12 – Average Rate Annualized Exponentially (11/10)	6.9%	6.5%	5.5%	5.4%

(*) Funding Expenses except Purchase and Sale Commitment expenses, less Income on Compulsory Deposits and Foreign Exchange Adjustment (Note 11a).

Expenses x Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

R$ million	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

13 – Technical Provisions for Insurance, Private Pension Plans and Certificated
Savings Plans (Quarterly Average Balance)	47,424	49,891	56,923	59,124
14 – Expenses (*)	1,139	1,043	1,288	1,024
15 – Average Rate Annualized Exponentially (14/13)	10.0%	8.6%	9.4%	7.1%

(*) Price-Level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Expenses x Borrowings and Onlendings (Local and Foreign)

R$ million	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Borrowings	5,772	6,368	7,686	8,014
Onlendings	11,257	11,659	14,387	15,697
16 – Total Borrowings and Onlendings (Quarterly Average Balance)	17,029	18,027	22,073	23,711
17 – Expenses for Borrowings and Onlendings (*)	272	114	213	419
18 – Exponentially Annualized Average Rate (17/16)	6.6%	2.5%	3.9%	7.3%

(*) Includes Foreign Exchange Adjustment (Note 11a).

Financial Margin x Total Assets

R$ million	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

19 – Total Assets - Permanent Assets - Purchase and Sale Commitments (Quarterly Average Balance)	208,797	220,932	254,684	272,978
20 – Financial Margin (*)	5,045	5,019	5,997	6,050
21 – Exponentially Annualized Average Rate (20/19)	10.0%	9.4%	9.8%	9.2%

(*) Gross Income from Financial Intermediation excluding PDD.

Financial Market Indicators

Analysis of Financial Margin

a) Financial Margin Adjustment

We separately show the hedge fiscal effect referring to investments abroad in the compared periods, which in terms of Net Income, simply annuls the fiscal effect (IR/CS and PIS/Cofins) of this hedge strategy.

The fiscal effect is caused by the fact that the foreign exchange variation of investments abroad is not deductible when there is loss and not taxable when there is gain, while the derivatives income is taxable when it generates gain and deductible when it generates loss.

Thus, the gross hedge income is reflected in the Financial Margin, in the “Derivative Financial Instruments” item. In the “Tax Expenses” and “Income Tax and Social Contribution” items, there are their respective taxes, as shown below:

Hedge Fiscal Effect of Investments Abroad – R$ million

Effect in the Items	Effect in the 1st Quarter of 2007				Effect in the 1st Quarter of 2008

	Financial Margin	Tax Expenses	IR/CS	Net Income	Financial Margin	Tax Expenses	IR/CS	Net Income

Partial Result of the Hedge of
Investments Abroad	574	(27)	(185)	362	124	(6)	(40)	78
Foreign Exchange Variation of
Investments Abroad	(362)	–	–	(362)	(78)	–	–	(78)
Total	212	(27)	(185)	–	46	(6)	(40)	–

Effect in the Items	Effect in the 4th Quarter of 2007				Effect in the 1st Quarter of 2008

	Financial Margin	Tax Expenses	IR/CS	Net Income	Financial Margin	Tax Expenses	IR/CS	Net Income

Partial Result of the Hedge of
Investments Abroad	429	(20)	(139)	270	124	(6)	(40)	78
Foreign Exchange Variation of
Investments Abroad	(270)	–	–	(270)	(78)	–	–	(78)
Total	159	(20)	(139)	–	46	(6)	(40)	–

For a better understanding of Financial Margin evolution in the periods, the effects of the referred hedge and the foreign exchange variation of investments abroad in net interest income were excluded, as follows:

Adjusted Financial Margin

	R$ million

	1st Quarter		Variation	2007	2008	Variation

	2007	2008		4th Qtr.	1st Qtr.

Reported Financial Margin	5,231	6,096	865	6,156	6,096	(60)
( - ) Hedge/Exchange Variation	(212)	(46)	166	(159)	(46)	113
Adjusted Financial Margin	5,019	6,050	1,031	5,997	6,050	53
Average Adjusted Financial Margin Rate (*)	9.4%	9.2%		9.8%	9.2%

(*) (Adjusted Financial Margin)/(Total Average Assets - Permanent Assets - Purchase and Sale Commitments).

b) Adjusted Financial Margin Variation

In 1Q08, the Financial Margin reached R$6,050 million, representing a 0.9% increase related to the R$5,997 million recorded in 4Q07. When compared to 1Q07, there was a 20.5% increase in the Financial Margin. The analytical opening of the Financial Margin result among “interest” and “non-interest” results is shown below:

Adjusted Financial Margin Breakdown

	R$ million

	1st Quarter		Variation	2007	2008	Variation

	2007	2008		4th Qtr.	1st Qtr.

Interests due to volume			1,519			421
Interests due to spreads			(578)			(106)
(=) Financial Margin – Interest	4,603	5,544	941	5,229	5,544	315
(+) Financial Margin – Non-Interest	416	506	90	768	506	(262)
(=) Adjusted Financial Margin	5,019	6,050	1,031	5,997	6,050	53

In 1Q08, the interest Financial Margin amounted to R$5,544 million against R$5,229 million recorded in 4Q07, accounting for an increase of 6.0% or R$315 million. This variation had an impact due to the increase in the volume of operations, which positively contributed to the Financial Margin in R$421 million. This result offset the effect in the margin due to the decrease of spreads in the amount of R$106 million.

Comparing 1Q08 and 1Q07, there was an R$941 increase in the interest Financial Margin. This variation was positively impacted in R$1,519 million due to the increase in volumes, while the decrease in spreads had an adverse effect on the R$578 million amount.

Below, we show the net interest entry among the main business lines of Bradesco:

	R$ million

	1st Quarter		Variation	2007	2008	Variation

	2007	2008		4th Qtr.	1st Qtr.

Loan	3,025	3,830	805	3,567	3,830	263
Funding	548	572	24	541	572	31
Insurance	542	557	15	497	557	60
TVM/Other	488	585	97	624	585	(39)
(=) Financial Margin – Interest	4,603	5,544	941	5,229	5,544	315

The product which contributed the most to the increase in financial margin, both in the comparison with the previous quarter, and with 1Q07, was the loan portfolio that aggregates greater increase, reaching R$263 million in the last quarter and R$805 million, when compared to 1Q07.

The increase of loan operations for individual clients was an important factor for the financial margin increase in the analyzed periods. The main products of the individual segment which contributed to the increase of the financial margin were payroll deductible loan operations; vehicle financing; Private Label card operations; and credit card financing operations. There was also the material volume increase in the leasing and real estate financing products.

In relation to the loan operations for corporate clients, a strong increase distributed in all segments is observed, as a result of the excellent strategic positioning of Banco Bradesco, which has shown a consistent growth in this business segment by means of its commercial actions and selling efforts.

The products with better performance which contributed to the financial margin in the corporate segment were, mainly, the lines related to the business flow. They are: the working capital operations and guaranteed checking account. It is important to point out the Rural Loan portfolio which had a significant growth volume, when compared to 1Q07.

The increase in the margin of Funding and Insurance products should also be pointed out, because the comparison of 1Q08 against 1Q07 shows a business volume increase which was an important factor to mitigate the drop of the Selic interest rate effect.

In relation to TVM and Treasury operations, the growth over the 1st quarter of 2007 is due to the adequate positioning of the portfolio, even with the Ibovespa decrease and the country risk increase in the 1st quarter of 2008.

Below, we can observe the interest financial margin comparing the quarterly history since 2005:

Adjusted Interest Financial Margin

(*) (Financial Margin - Interest) / Total Assets - Permanent Assets - Purchase and Sale Commitments).

The annualized interest financial margin rate amounted to 8.4% in 1Q08, a slight decrease when compared to the 8.5% ratio observed in the previous quarter. However, we reaffirm that the spread drop effect was offset by the credit portfolio evolution. Additionally, the margin drop reflects in a larger growth in lower risk products, such as working capital and payroll deductible loan.

The adjusted financial margin coming from “non-interest” results reached R$506 million in 1Q08, against R$768 million in the previous quarter, comparing with 1Q07 and 2006, a growth of R$90 million is observed, mainly resulting from the higher loan recovery, and the higher treasury gains.

Provision for Loan Losses (PDD)

PDD Growth

	R$ million

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Opening Balance	6,215	6,646	7,428	7,826
Amount Recorded	1,190	1,160	1,556	1,667
Amount Written-off	(759)	(1,031)	(1,158)	(1,389)
Closing Balance	6,646	6,775	7,826	8,104
Specific Provision	3,635	3,772	4,413	4,598
Generic Provision	1,911	1,900	2,285	2,352
Exceeding Provision	1,100	1,103	1,128	1,154
Credit Recoveries	197	178	288	232

PDD over Loan and Leasing Operations

	R$ million

	2006	2007		2008

	December	March	December	March

PDD (A)	6,646	6,775	7,826	8,104
Loan Operations (B)	96,219	101,473	131,307	139,019
PDD over Loan Operations (A/B)	6.9%	6.7%	6.0%	5.8%

Coverage Ratio – PDD/Non-performing Loans (E to H)

	R$ million

	2006	2007		2008

	December	March	December	March

(1) Total Provision	6,646	6,775	7,826	8,104
(2) Abnormal Course Loans (E-H)	4,390	4,569	5,277	5,518
Coverage Ratio (1/2)	151.4%	148.3%	148.3%	146.9%

Allowance for Loan Losses (PDD)

Coverage Ratio – Non Performing Loans (NPL) (*)

	R$ million

	2006	2007		2008

	December	March	December	March

(1) Total Provision	6,646	6,775	7,826	8,104
(2) Non-Performing Loans	4,443	4,673	5,564	5,915
NPL Ratio (1/2)	149.6%	145.0%	140.7%	137.0%

(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For further information on PDD, see pages 154 to 157 of this Report.

Fee and Commission Income

	R$ million

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Card Income	541	557	688	677
Checking Accounts	547	574	609	578
Loan Operations	411	441	521	499
Assets under Management	309	334	384	385
Charging	198	204	227	225
Interbank Fees	76	76	85	83
Custody and Brokerage Services	42	49	71	72
Consortium Management	58	53	65	72
Collection	68	70	56	59
Other	174	201	190	153
Total	2,424	2,559	2,896	2,803

In 1Q08, Fee and Commission Income increased by 9.5%, which represents a hike of R$244 million when compared to the same period of the previous year, amounting to R$2,803 million.

The main items that influenced in the increase of Fee and Commission Income between the periods were:

–the growth of 21.5%, represented by the increase of R$120 million in “Card Income”, related to the increase of 21.1% of the cards base, from 60,254 thousand to 72,971 thousand;

–the increase in the volume of Loan Operations, especially to individuals, with highlights to the products “Personal Loan” and “Vehicles”, which was the major factor for the increase in Revenues from Loan Operations, with a R$58 million improvement;

–the 21.2% growth in assets under management, from R$151.7 billion on March 31, 2007 to R$183.8 billion on March 31, 2008, was the main reason for the growth in the item “Assets under Management”, which increased by R$51 million;

–the 10.3% growth, represented by the increase of R$23 million in “Custody and Brokerage Service”, related to the increase in business volume; and

–the 10.3% growth represented by the R$21 million hike in item “Collection”, related to the increase in business volume.

In the comparison between 1Q08 and 4Q07, the R$93 million decrease was due to:

–the realignment of fees related to the checking account charged from individual clients;

–the lower loan operations income due to the decrease in the charging of the Loan Opening Rate (TAC);

–the lower quantity of operations focused on the capital markets in view of the economic scenario; and

–the higher card transaction volume in 4Q07.

Administrative and Personnel Expenses

	R$ million

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Administrative Expenses
Third-Party Services	353	343	474	446
Communication	213	220	250	260
Advertising	223	107	229	122
Depreciation and Amortization	130	133	137	138
Financial System Services	121	123	142	145
Transportation	139	124	142	133
Data Processing	87	89	114	97
Rentals	94	96	104	107
Maintenance and Repairs	74	68	82	89
Assets Leasing	52	45	77	74
Materials	45	45	52	46
Security and Vigilance	45	45	50	51
Water, Electricity and Gas	41	45	45	47
Travel	19	14	20	19
Other	35	43	55	41
Total	1,671	1,540	1,973	1,815

Personnel Expenses
Structural	1,261	1,228	1,380	1,362
Compensation/Social Charges	940	913	1,033	1,011
Benefits	321	315	347	351
Non-Structural	199	232	441	375
Management and employee profit sharing (PLR)	95	161	272	223
Provision for Labor Proceedings	61	29	122	112
Training	19	10	24	11
Termination cost	24	32	23	29
Total	1,460	1,460	1,821	1,737

Total Administrative and Personnel Expenses	3,131	3,000	3,794	3,552

In 1Q08, Administrative and Personnel Expenses showed a R$552 million increase when compared to 1Q07, reaching R$3,552 million against R$3,000 million in 1Q06. The nominal variation of Administrative Expenses between the periods showed a R$275 million increase, reaching R$1,815 million, mainly due to: (i) the organic growth; (ii) the increase in business volume; (iii) the contractual adjustments in the period; and (iv) the investments in the improvement and optimization of the technological platform (IT Improvements Project).

Personnel Expenses increased R$277 million when compared to the same period in 2007, reaching R$1,737 million. The portion considered as “Structural” increased R$134 million, mainly: (i) the expansion of the customer service network and the consequent hiring of employees, as well as the increase in the salary levels, resulting from the 2007 collective bargaining agreements (6.0%), benefits and others in the amount of R$117 million; and (ii) the consolidation of the acquired companies (Credifar and BMC), in the amount of R$15 million. In relation to the portion considered as “Non-structural”, the increase was R$143 million, mainly due to: (i) the higher expenses with employee and management profit sharing (PLR) in the amount of R$62 million; and (ii) the higher expenses with provisions for labor proceedings of R$83 million.

When compared to the previous quarter, Administrative and Personnel Expenses decreased R$242 million, a drop of 6.4%, from R$3,794 million in 4Q07 to R$3,552 million in the 1st quarter of 2008.

When compared to the previous quarter, Administrative Expenses decreased R$158 million, basically due to: (i) the higher seasonal volume of expenses with advertisement in the 4th quarter of 2007 in the amount of R$107 million; and (ii) the higher expenses with third-party services and data processing in the 4th quarter of 2007 in the amount of R$45 million, due to the higher business volume characteristic of that period.

Administrative and Personnel Expenses

Personnel Expenses decreased R$84 million when compared to the previous quarter, going from R$1,821 million in 4Q07 to R$1,737 million in 1Q08. In the portion considered as “Structural”, there was an R$18 million drop explained, basically, due to higher level of vacation concentration in the 1st quarter of 2008, whereas the “Non-structural” portion had a R$66 million decrease, pointing out: (i) lower expenses with management and employee profit sharing (PLR) in the amount of R$49 million; (ii) lower training expenses R$13 million; and (iii) lower level of provisions of labor proceedings in the amount of R$10 million.

Operating Efficiency

	R$ million (*)

	Years					1st Qtr.

	2003	2004	2005	2006	2007	2008

Personnel Expenses	4,779	4,969	5,312	5,932	6,570	6,847
Employee Profit Sharing	(170)	(182)	(287)	(415)	(521)	(554)
Other Administrative Expenses	4,814	4,937	5,142	5,870	6,912	7,187
Total (1)	9,423	9,724	10,167	11,387	12,961	13,480

Financial Margin	13,282	13,231	16,550	19,838	22,300	23,331
Fee and Commission Income	4,557	5,824	7,349	8,898	10,806	11,050

Insurance, Private Pension Plans and Certificated Savings
Plans Subtotal	(149)	(60)	621	1,025	711	985
– Insurance, Private Pension Plans and Certificated Savings
Plans Retained Premiums	11,726	13,284	13,647	18,008	20,857	17,074
– Variation in Technical Provisions for Insurance, Private
Pension Plans and Certificated Savings Plans	(6,033)	(6,095)	(5,011)	(8,712)	(11,670)	(7,365)
– Retained Claims	(3,980)	(5,159)	(5,825)	(6,026)	(6,014)	(6,226)
– Certificated Savings Plans Draws and Redemptions	(1,100)	(1,223)	(1,229)	(1,222)	(1,378)	(1,395)
– Insurance, Private Pension Plans and Certificated Savings
Plans Selling Expenses	(762)	(867)	(961)	(1,023)	(1,084)	(1,103)
Equity in Earnings (Losses) of Unconsolidated Companies	5	163	76	72	42	62
Other Operating Expenses	(2,741)	(2,826)	(3,405)	(4,223)	(4,297)	(4,493)
Other Operating Income	1,697	1,198	1,097	1,420	1,436	1,429
Total (2)	16,651	17,530	22,288	27,030	30,998	32,364

Operating Efficiency Ratio (%) = (1/2)	56.6	55.5	45.6	42.1	41.8	41.7

(*) Amounts accumulated over the last twelve months based on the statement of adjusted income.

Operating Efficiency Ratio – in percentage

In the twelve-month period ended in March 2008, the Operating Efficiency Ratio was 41.7%, practically steady over the 12-month period ended in December 2007. It is also worth mentioning the higher financial margin in R$1,031 million, basically stemming from the “interest” component, stimulated by an increment in business volume, with highlights to an increase in the volume of loan operations for individuals, mainly focused on consumer financing, the profitability of which is higher if compared to the corporate loans, and to an increased fee and commission income, in R$244 million, as a result of the increase in the average volume of operations.

The Coverage Ratio of the twelve-month period ended in March 2008, which had been showing an ongoing improvement, decreased by 1.5 percentage points (from 80.2% to 78.7%) when compared to December 2007, mainly influenced by investments in our technological platform, the expansion of our service network and the realignment of fees charged from individuals as of 2008. When compared to the 78.0% ratio assessed in the twelve-month period ended in March 2007, a 0.7 percentage point increase is observed.

Administrative + Personnel Expenses and Fee and Commission Income

Other Indicators

3-Main Balance Sheet Information

Consolidated Balance Sheet – R$ thousand

Assets	March	December

	2008	2007	2006	2005	2004

Current and Long-term Assets	351,615,139	337,514,243	262,054,823	204,325,065	180,038,498
Funds Available	5,702,253	5,486,606	4,761,972	3,363,041	2,639,260
Interbank Investments	48,675,310	37,622,125	25,989,190	25,006,158	22,346,721
Federal funds purchased and securities sold
under agreements to repurchase	42,893,613	32,014,861	20,617,520	19,615,744	15,667,078
Interest-earning deposits in other banks	5,786,566	5,617,413	5,372,658	5,390,726	6,682,608
Allowance for Losses	(4,869)	(10,149)	(988)	(312)	(2,965)
Securities and Derivative Financial Instruments	105,166,736	114,451,709	97,249,959	64,450,808	62,421,658
Own Portfolio	90,636,515	84,079,171	72,052,850	59,324,858	51,255,745
Subject to Repurchase Agreements	2,291,803	11,731,427	15,352,073	1,051,665	4,807,769
Derivative Financial Instruments	2,028,545	1,207,040	549,065	474,488	397,956
Restricted Deposits – Brazilian Central Bank	5,464,743	8,273,662	440,235	2,506,172	4,512,563
Privatization Currencies	100,434	79,535	70,716	98,142	82,487
Subject to Collateral Provided	4,293,761	4,070,210	765,129	995,483	1,365,138
Securities from Unrestricted Purchase and Sale Commitments	350,935	5,010,664	8,019,891	–	–
Interbank Accounts	24,469,215	24,036,514	19,124,806	16,922,165	16,087,102
Unsettled Receipts and Payments	743,980	36,332	50,945	39,093	22,075
Restricted Credits:
– Restricted Deposits – Brazilian Central Bank	23,216,434	23,538,587	18,664,706	16,444,866	15,696,154
– National Treasury – Rural Credit	578	578	578	578	578
– SFH	456,865	452,899	405,465	396,089	335,320
Correspondent Banks	51,358	8,118	3,112	41,539	32,975
Interdepartmental Accounts	145,798	429,362	186,338	172,831	147,537
Internal Transfer of Funds	145,798	429,362	186,338	172,831	147,537
Loan Operations	112,271,478	108,295,627	79,714,969	68,328,802	51,890,887
Loan Operations:
– Public Sector	778,944	763,973	784,870	821,730	536,975
– Private Sector	119,170,986	115,001,602	85,315,248	72,205,630	55,242,348
Allowance for Loan Losses	(7,678,452)	(7,469,948)	(6,385,149)	(4,698,558)	(3,888,436)
Leasing Operations	10,836,524	7,962,395	3,751,558	2,411,299	1,556,321
Leasing Receivables:
– Public Sector	131,966	134,197	152,125	66,237	–
– Private Sector	18,540,250	13,802,117	7,231,519	4,896,717	3,237,226
Unearned Income from Leasing	(7,516,573)	(5,728,551)	(3,472,246)	(2,444,596)	(1,576,690)
Allowance for Leasing Losses	(319,119)	(245,368)	(159,840)	(107,059)	(104,215)
Other Receivables	40,736,483	35,829,910	29,302,217	22,106,013	21,664,592
Receivables on Sureties and Guarantees Honored	12,249	12,181	38	–	811
Foreign Exchange Portfolio	14,255,544	9,836,732	7,946,062	6,937,144	7,336,806
Receivables	339,265	371,427	175,570	183,015	197,120
Securities trading	1,738,239	1,378,130	709,034	1,124,197	357,324
Insurance Premiums Receivable	1,255,932	1,276,612	1,257,298	1,073,002	988,029
Sundry	23,241,259	23,065,328	19,315,264	12,941,687	12,937,408
Allowance for Other Loan Losses	(106,005)	(110,500)	(101,049)	(153,032)	(152,906)
Other Assets	3,611,342	3,399,995	1,973,814	1,563,948	1,284,420
Other Assets	472,357	389,856	369,099	367,688	477,274
Provisions for Devaluations	(194,572)	(179,097)	(189,591)	(180,941)	(230,334)
Prepaid Expenses	3,333,557	3,189,236	1,794,306	1,377,201	1,037,480
Permanent Assets	3,902,203	3,670,161	3,492,450	4,357,865	4,887,970
Investments	743,088	604,076	696,582	984,970	1,101,174
Interest in Affiliated Companies:
– Local	524,916	467,944	403,033	438,819	496,054
Other Investments	564,327	487,365	651,568	895,836	971,311
Allowance for Losses	(346,155)	(351,233)	(358,019)	(349,685)	(366,191)
Premises and equipment	2,333,922	2,284,078	2,136,783	1,985,571	2,270,497
Premises and equipment	1,083,817	1,076,053	1,055,640	1,115,987	1,357,063
Other Premises and equipment	4,460,214	4,347,693	4,101,918	3,644,874	3,604,741
Accumulated Depreciation	(3,210,109)	(3,139,668)	(3,020,775)	(2,775,290)	(2,691,307)
Leased Assets	10,588	11,421	16,136	9,323	18,951
Leased Assets	16,656	20,777	25,142	23,161	58,463
Accumulated Depreciation	(6,068)	(9,356)	(9,006)	(13,838)	(39,512)
Deferred Charges	814,605	770,586	642,949	1,378,001	1,497,348
Organization and Expansion Costs	1,935,095	1,850,219	1,593,771	1,315,881	1,170,866
Accumulated Amortization	(1,120,490)	(1,079,633)	(950,822)	(785,364)	(699,710)
Goodwill on Acquisition of Subsidiaries, Net of Amortization	–	–	–	847,484	1,026,192
Total	355,517,342	341,184,404	265,547,273	208,682,930	184,926,468

The Notes are an integral part of the Financial Statements.

Consolidated Balance Sheet – R$ thousand

Liabilities	March	December

	2008	2007	2006	2005	2004

Current and Long-term Liabilities	322,259,729	310,482,501	240,673,011	189,163,465	169,596,632
Deposits	106,710,672	98,323,446	83,905,213	75,405,642	68,643,327
Demand Deposits	25,845,700	28,495,555	20,526,800	15,955,512	15,297,825
Savings Deposits	33,290,059	32,812,974	27,612,587	26,201,463	24,782,646
Interbank Deposits	310,349	372,473	290,091	145,690	19,499
Time Deposits	46,430,303	35,717,178	34,924,541	32,836,656	28,459,122
Other Deposits	834,261	925,266	551,194	266,321	84,235
Federal Funds Purchased and Securities Sold
Under Agreements to Repurchase	69,540,135	73,633,649	47,675,433	24,638,884	22,886,403
Own Portfolio	35,466,834	37,864,704	36,595,268	12,690,952	8,248,122
Third-party Portfolio	30,558,507	29,578,200	3,471,383	11,947,932	14,430,876
Unrestricted Portfolio	3,514,794	6,190,745	7,608,782	–	207,405
Funds from Issuance of Securities	7,238,523	6,496,782	5,636,279	6,203,886	5,057,492
Exchange Acceptances	259	406	–	–	–
Mortgage Notes	974,874	901,641	857,697	847,508	681,122
Debentures Funds	2,663,276	2,594,921	2,603,194	2,624,899	–
Securities Issued Abroad	3,600,114	2,999,814	2,175,388	2,731,479	4,376,370
Interbank Accounts	312,545	16,632	5,814	139,193	174,066
Correspondent Banks	312,545	16,632	5,814	139,193	174,066
Interdepartmental Accounts	1,847,051	2,521,233	2,225,711	1,900,913	1,745,721
Third-party Funds in Transit	1,847,051	2,521,233	2,225,711	1,900,913	1,745,721
Borrowings	7,961,776	8,065,830	5,777,906	7,135,327	7,561,395
Local Borrowings – Official Institutions	367	450	778	1,088	1,376
Local Borrowings – Other Institutions	390	373	44,447	18	11,756
Foreign Currency Borrowings	7,961,019	8,065,007	5,732,681	7,134,221	7,548,263
Local Onlending – Official Institutions	14,657,056	14,086,436	11,640,969	9,427,571	8,355,398
National Treasury	40,289	50,881	99,073	52,318	72,165
BNDES	6,139,311	6,147,703	5,532,018	4,237,973	3,672,007
CEF	102,780	101,280	69,909	59,588	395,820
Finame	8,373,623	7,785,347	5,938,037	5,075,232	4,211,762
Other Institutions	1,053	1,225	1,932	2,460	3,644
Foreign Onlendings	1,393,690	1,257,281	170	183	42,579
Foreign Onlendings	1,393,690	1,257,281	170	183	42,579
Derivative Financial Instruments	1,623,968	951,733	519,004	238,473	173,647
Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings Plans	59,722,411	58,526,265	49,129,214	40,862,555	33,668,654
Other Liabilities	51,251,902	46,603,214	34,157,298	23,210,838	21,287,950
Collection of Taxes and Other Contributions	2,711,207	228,722	175,838	156,039	204,403
Foreign Exchange Portfolio	7,318,890	3,467,189	2,386,817	2,206,952	3,011,421
Social and Statutory Payables	795,222	2,195,653	190,916	1,254,651	900,266
Fiscal and Pension Plans Activities	10,015,046	9,839,791	8,014,520	5,041,312	4,495,387
Trading securities	758,166	657,700	422,232	893,957	312,267
Financial and Development Funds	2,814	1,851	876	–	–
Subordinated Debt	16,566,885	15,850,464	11,949,457	6,719,305	5,972,745
Sundry	13,083,672	14,361,844	11,016,642	6,938,622	6,391,461
Deferred Income	189,818	189,147	180,460	52,132	44,600
Deferred Income	189,818	189,147	180,460	52,132	44,600
Minority Interest in Subsidiaries	158,678	155,412	57,440	58,059	70,590
Shareholders' Equity	32,909,117	30,357,344	24,636,362	19,409,274	15,214,646
Capital:
– Local Residents	21,411,839	17,693,485	13,162,481	11,914,375	6,959,015
– Foreign Residents	1,588,161	1,306,515	1,037,519	1,085,625	740,985
Realizable Capital	–	–	–	–	(700,000)
Capital Reserves	62,498	55,624	55,005	36,032	10,853
Profit Reserves	8,394,029	9,963,593	8,787,106	5,895,214	7,745,713
Adjustment to Market Value – TVM and Derivatives	1,452,744	1,469,976	1,644,661	507,959	458,080
Treasury Shares	(154)	(131,849)	(50,410)	(29,931)	–
Shareholders' Equity Managed by the Parent Company	33,067,795	30,512,756	24,693,802	19,467,333	15,285,236
Total	355,517,342	341,184,404	265,547,273	208,682,930	184,926,468

The Notes are an integral part of the Financial Statements.

Total Assets by Currency and Maturity

Total Assets by Currency – R$ million

Total Assets by Maturity – R$ million

Securities

Summary of the Classification of Securities – R$ million

	R$ million

	Financial	Insurance/ Certificated Savings Plans	Pension Plans	Other Activities	Total	%

Trading Securities	25,737	4,019	29,546	279	59,581	63.3
Available-for-Sale Securities	7,530	1,348	11,558	8	20,444	21.7
Held-to-Maturity Securities	860	6,264	7,022	–	14,146	15.0
Subtotal	34,127	11,631	48,126	287	94,171	100.0
Purchase and Sale Commitments	2,747	2,421	5,828	–	10,996
Total on March 31, 2008	36,874	14,052	53,954	287	105,167
Total on December 31, 2007	46,651	13,311	54,221	269	114,452
Total on March 31, 2007	38,188	11,876	46,940	530	97,534

Composition of Securities by Issuance – R$ million

Securities	R$ million

	2006	2007		2008

	December	March	December	March

Government	51,479	49,607	58,284	46,225
Private	14,831	14,376	17,535	18,994
PGBL/VGBL	22,169	22,980	28,435	28,952
Subtotal	88,479	86,963	104,254	94,171
Purchase and Sale Commitments:	8,771	10,571	10,198	10,996
Funds	3,996	5,420	4,703	5,316
PGBL/VGBL	4,775	5,151	5,495	5,680
Total	97,250	97,534	114,452	105,167

Classification of Securities by Segment – in percentage

N.B.: The composition of Securities Portfolio consolidated by issuer, maturity, business segment and category can be found in Note 8.

Loan Operations

At the end of 1Q08, the consolidated balance of loan operations (according to the concept defined by Bacen which does not include debentures, guarantees, loans to be granted, credit letters, interbank deposit certificates etc.) reached a total of R$139.0 billion, representing a 5.9% increase in the quarter and a 37.0% over the past 12 months.

Loan Operations – Total Portfolio

In March 2008, the balance of loans and onlendings indexed and/or denominated in foreign currency (excluding ACCs) reached the total of U$6.9 billion, showing a growth of 2.0% in dollars and of 0.7% in reais in the quarter, which caused a decrease in their interest in the total loan portfolio. Over the past twelve months, the growth was 47.4% and 25.7%, respectively.

Real Estate Loan

At the end of March 2008, the balance of real estate financings was R$3.7 billion, a 61.6% increase when compared to March 2007, whereas in 1Q08 the number of operations contracted showed a 69.4% growth when compared to the same period of last year. Some actions carried out have been responsible for the portfolio performance, such as term extension of operations, and the creation of the website www.bradescoimoveis.com.br, aimed at rendering services to help those interested in the acquisition of their own house by means of partnerships with construction companies, developers and real estate agencies, which are clients of the Bank.

BNDES

It is worth pointing out Bradesco’s leadership in BNDES onlending operations for the fifth consecutive year. Out of the total operations sold up to February 2008, 48.8% of the amount, representing 90.1% of contracts were directed to SMEs, including operations carried out for individuals.

Rural

It is worth pointing out that the website www.bradescorural.com.br was concluded this quarter and can already be accessed. The website was developed with the purpose of subsiding this sector with information related to agribusinesses, products and loan services.

Loan Operations – By Purpose

The performance of the loan portfolio for individuals showed an upturn in the quarter and in the last twelve months of 6.5% and 36.9%, respectively. The main products responsible for the portfolio increase in the quarter were Leasing, Overdraft Facilities, Credit Card Financing and Real Estate Loan, whereas over the last twelve months we point out Leasing and Credit Card Financing.

Loan Operations – Individual

In the following graph, the types related to the “consumer financing” for individuals were considered (CDC – vehicles, personal loan, leasing, assets financing and credit card; in the latter, the amounts related to cash purchases and credit purchases from store owners, which are not in the total loan operations, are included). The balance reached the amount of R$50.3 billion in March 2008, representing a 4.5% growth in the quarter and 35.9% in the last twelve months. We point out the vehicle financing and the payroll-deductible and consigned loans, for its guarantees and characteristics, provided the portfolio with an adequate loan risk level. Thus, these two portfolios represented, at the end of 1Q07, 57.9% of the total consumer financing balance.

Loan Operations – Consumer Financing

The growth in loans granted to companies was 5.4% in the quarter and 37.1% in 2007 YTD. The main products responsible for the portfolio increase in the quarter were Working Capital, Export Financing and Leasing, as well as Real Estate Financing and BNDES/Finame onlending in the year.

Loan Operations – Corporate

The following graph shows the growth of the five main types of products destined to corporate entities services, which represented 64.7% of the total loan portfolio in March 2007. Among the main types, we highlight the increase in the Working Capital and Export Financing balance in the quarter and in the year.

Loan Operations – Main Types – Corporate

We point out below the increase of the share in Large Companies’ loan portfolio and Individual Clients in the quarter and of Micro, Small and Medium-Sized Companies in the year.

Loan Operations – Client Characteristics

Client Characteristics	R$ billion

	2007				2008		Variation

	March	%	December	%	March	%	Quarter	YTD

Large Companies	30.0	29.6	35.9	27.3	38.5	27.7	7.3	28.3
Micro, Small and Medium-Sized
Companies	29.9	29.4	41.9	32.0	43.5	31.3	3.8	45.9
Individuals	41.6	41.0	53.5	40.7	57.0	41.0	6.5	36.9
Total	101.5	100.0	131.3	100.0	139.0	100.0	5.9	37.0

In the table below we show the evolution in the significance of the Conglomerate’s business segments, highlighting in the quarter the Retail, Postal and Prime segments and, in the last twelve months, the Companies segment, which showed an evolution higher than the total portfolio. It is worth pointing out that, over the last twelve months, the increase in item “Others” was motivated by the BMC merger in September 2007.

Loan Operations – By Business Segment

Business Segment	R$ billion

	2007				2008		Variation

	March	%	December	%	March	%	Quarter	YTD

Corporate	33.5	33.0	39.7	30.2	42.2	30.4	6.3	26.1
Retail / Postal / Prime	34.6	34.1	43.1	32.8	46.5	33.4	7.9	34.5
Finasa	19.3	19.0	25.0	19.1	26.2	18.9	4.9	36.2
Companies	12.9	12.7	18.7	14.3	18.6	13.4	(0.6)	43.9
Other	1.2	1.2	4.8	3.6	5.5	3.9	14.5	370.7
Total	101.5	100.0	131.3	100.0	139.0	100.0	5.9	37.0

Loan Operations – By Type

We highlight in the quarter the growth in interest in leasing operations and discounted trade receivables and other loan operations due to its performance, which is higher than the growth in the portfolio.

We present below the total loan operations, including Sureties and Guarantees and Credit Card (cash purchases and credit purchases from store owners), which presented a growth of 5.0% in 4Q07 and 38.5% over the last twelve months.

Types	R$ million

	2006	2007		2008

	December	March	December	March

Loans and Discounted Securities (1)	43,155	46,609	60,792	63,212
Financings	35,347	36,678	45,777	47,202
Rural and Agribusiness Loans	7,599	7,711	9,197	9,536
Leasing Operations	3,911	4,113	8,208	11,156
Advances on Foreign Exchange Contracts	5,703	5,851	6,782	7,354
Subtotal of Loan Operations	95,715	100,962	130,756	138,460
Other Loans	504	511	551	559
Total Loan Operations (2)	96,219	101,473	131,307	139,019
Sureties and Guarantees Recorded in Memorandum Accounts	14,791	15,969	24,296	25,080
Credit Cards (3)	5,215	4,913	5,804	5,309
Total	116,225	122,355	161,407	169,408

(1) It includes revolving credit of credit card.
(2) According to the concept defined by the Brazilian Central Bank.
(3) Cash purchases and credit purchases from store owners.

Loan Operations – Financial Margin

Over the past twelve months, Financial Margin of Loan Operations had an increase of 14.0% when compared to the twelve-month period ended in March 2007, as shown in the graph below:

Loan Operations – Delinquency

As of 2008, we started taking into consideration, for the delinquency percentage assessment, the total of overdue agreements (past due and falling due installments) on the total balance of portfolio agreements, recalculating the delinquency curves presented in the table below, which are currently higher, however maintaining the historical trend. In the previous criterion, the delinquency curves followed the criteria set forth by Brazilian Central Bank Resolution 2,682, which considers the “doubled count” for the classification of operations falling due up to 3 years. The change in the criterion for the formation of new delinquency curves did not cause any effect in the constitution of allowance for loan losses.

The delinquency ratio was stable in the quarter. The ratio had a slight decrease when compared to the last twelve-month period, due to the improvement in the delinquency ratio of Micro, Small and Medium-Sized Companies and the stability in Individuals.

Loan Operations – Delinquency over 90 days (in percentage)

Loan Operations – Portfolio Movement

Over the past twelve months, the movement of the consolidated loan portfolio showed the adequacy and consistency of the loan evaluation instruments used in the granting process, maintaining its quality, as shown in the graph and table below:

Loan Operations – Portfolio Movement between March 2007 and 2008

Loan Operations – Portfolio Movement by Rating between March 2007 and 2008

Rating	Borrowers Remaining from March 2007		New Borrowers between April 2007 and March 2008		Total Loans in March 2008

	R$ million	%	R$ million	%	R$ million	%

AA – C	105,276	93.3	24,614	94.0	129,890	93.4
D	1,785	1.6	409	1.6	2,194	1.6
E – H	5,786	5.1	1,149	4.4	6,935	5.0
Total	112,847	100.0	26,172	100.0	139,019	100.0

Loan Operations – Portfolio Indicators

Aiming at facilitating the follow-up of the quantitative and qualitative performance of the Conglomerate’s loan portfolio, we present below a comparative summary of the main figures and indicators:

Items	R$ million (except percentages)

	2006	2007		2008

	December	March	December	March

Total Loan Operations	96,219	101,473	131,307	139,019
– Individual	39,611	41,628	53,474	56,969
– Corporate	56,608	59,845	77,833	82,050
Existing Provision	6,646	6,775	7,826	8,104
– Specific	3,635	3,772	4,413	4,598
– Generic	1,911	1,900	2,285	2,352
– Additional	1,100	1,103	1,128	1,154
Specific Provision/Existing Provision (%)	54.7	55.7	56.4	56.7
Existing Provision/ Loan Operations (%)	6.9	6.7	6.0	5.8
AA – C Rated Loan Operations / Loan Operations (%)	92.1	92.2	93.3	93.4
D Rated Operations under Risk Management / Loan Operations (%)	1.9	2.0	1.6	1.6
E – H Rated Loan Operations / Loan Operations (%)	6.0	5.8	5.1	5.0

D Rated Loan Operations	1,831	1,998	2,060	2,194
Existing Provision for D Rated Loan Operations	483	532	544	587
D Rated Provision/Loan Operations (%)	26.4	26.6	26.4	26.8
D – H Rated Non-Performing Loan Operations	5,225	5,492	6,227	6,635
Existing Provision/D – H Rated Non-Performing Loan Operations (%)	127.2	123.3	125.7	122.1

E – H Rated Loan Operations	5,757	5,869	6,693	6,934
Existing Provision for E – H Rated Loan Operations	5,041	5,111	5,848	6,027
E – H Rated Provision/Loan Operations (%)	87.6	87.1	87.4	86.9
E – H Rated Non-Performing Loan Operations	4,389	4,569	5,277	5,518
Existing Provision/E – H Rated Non-Performing Loan Operations (%)	151.4	148.3	148.3	146.9

Non-Performing Loans (*) / Loan Operations (%)	4.6	4.6	4.2	4.3

Existing Provision/ Non-Performing Loans (*) (%)	149.6	145.0	140.7	137.0

(*) Loan Operations overdue for more than 59 days and which do not generate income under the accrual method of accounting.

Throughout the year of 2008, Bradesco remains prepared to take full advantage of all business opportunities focused on increasing the loan portfolio, while respecting the established loan granting parameters, based on the security, consistency, selectivity, diversification and adequate assessment of the risk/return ratio.

Funding

Investment Department

The Department was structured in view of the need of facilitating the client’s orientation in the diversification of investments, centralizing the commercial management of the Funds, CDB, Savings Account, Demand Deposits, Purchase and Sale Commitments and Mortgage Notes products.

In this sense, the Department establishes funding policies and strategies, develops products and services and provides structures for local and specialized assistance directed to the Branch Network and especially investors, such as the Bradesco Investment Consulting Services, the Online Chat and the Scheduling of Consulting Services via Internet.

Being in a continuous improvement process, it started to manage the Checking Account product in 2004, developing initiatives towards improving the relationship with account holders and optimizing results, by rationalizing the distribution of Bank Statements, valuing the attribution and presentation of Debit Cards and check books and adjusting fees. More recently, it incorporated the management of the University Account, establishing specific strategies for the niche.

The achievement of improvements and the figures recorded are an evidence of the benefits that come from the strategic centralization of subjects inherent to fund raising.

Composition of Deposits by Maturity

Deposits	R$ million

	2007	2008

	December	March

	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	28,495	25,846	–	–	–	25,846
Savings	32,813	33,290	–	–	–	33,290
Interbank	373	201	42	67	–	310
Time	35,717	3,280	7,832	6,301	29,017	46,430
Other	925	834	–	–	–	834
Total	98,323	63,451	7,874	6,368	29,017	106,710

Demand Deposits – R$ billion

Checking Accounts

At the end of March 2008, the balance of the Checking Accounts of Bradesco Organization was R$25.8 billion, representing an increase of o 28.5% compared to the balance of March 2007.

Aligned with the recent launching of Conta Flex Bradesco, we have reformulated the Check Books line for Retail Corporate clients, adopting a specific visual identity adjusted to the segment’s needs. Besides the new cover, distinguishing corporate check books from others, we developed the new Flex check form, which is now printed with the product’s logo.

Number of Checking Accounts – Individuals and Corporate

Savings Accounts

At the end of 1Q08, the balance of Bradesco Organization Savings Accounts totaled R$33.3 billion, a 20.6% growth over the balance of the same period last year, representing a 17.2% market share in the Brazilian Savings and Loan System (SBPE) and Bradesco’s leadership among all private banks in the Brazilian Financial System.

Savings Account Deposits – R$ billion

Traditionally in the 1st quarter of the year, the balance of savings account has a small reduction due to withdrawals for payment of IPVA, IPTU and school supply, among others. However, last year’s situation was repeated this year: the verified balance was higher than that ascertained in December 2007.

We believe that the fall in the interest rates observed in the market made savings accounts more appealing, which added to the increase of the workers’ income, resulted in the positive balance of this product.

Share of SBPE – in percentage

Number of Savings Accounts – in thousands

Assets under Management

Bradesco was elected the Best Share Funds Manager, Long-short and Exchange, according to GazetaInveste magazine

BRAM – Bradesco Asset Management, the company which manages Bradesco Investment Funds, obtained the largest number of 5 Diamond Funds, in 3 categories: Variable Income, Long Short and Exchange – in the ranking published in March 2008 by GazetaInveste magazine in partnership with Austin Rating. The magazine awarded the best managers and the funds that obtained the best results in 2007.

New Corporate Governance Funds

BRAM – Bradesco Asset Management has created two new Share Funds of companies that belong to the Corporate Governance Index (IGC) of the São Paulo Stock Exchange (Bovespa). The first one is aimed at clients from the Retail Segment; Bradesco FIC FIA Corporate Governance. The second one is aimed at Prime clients; Bradesco Prime FIC FIA Corporate Governance. Both Funds are destined to investors who seek to optimize results and chose companies with high levels of transparency in their relationship with shareholders and the society.

Shareholders’ Equity

	R$ million

	2006	2007		2008

	December	March	December	March

Investment Funds	135,837	139,777	157,383	160,422
Managed Portfolios	6,938	7,115	12,597	15,302
Third-Party Fund Quotas	4,333	4,759	7,506	8,098
Total	147,108	151,651	177,486	183,822

Asset Distribution

	R$ million

	2006	2007		2008

	December	March	December	March

Investment Funds – Fixed Income	130,609	133,415	143,214	145,923
Investment Funds – Variable Income	5,228	6,362	14,169	14,499
Investment Funds – Third-Party Funds	4,068	4,500	6,580	7,240
Total	139,905	144,277	163,963	167,662
Managed Portfolio – Fixed Income	4,265	4,377	4,952	5,900
Managed Portfolio – Variable Income	2,673	2,738	7,645	9,402
Managed Portfolios – Third-Party Funds	265	259	926	858
Total	7,203	7,374	13,523	16,160
Total Fixed Income	134,874	137,792	148,166	151,823
Total Variable Income	7,901	9,100	21,814	23,901
Total Third-Party Funds	4,333	4,759	7,506	8,098
Overall Total	147,108	151,651	177,486	183,822

Total Assets under Management according to Anbid’s Global Ranking – R$ million (*)

(*) Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	March 2007		December 2007		March 2008

	Number	Quotaholders	Number	Quotaholders	Number	Quotaholders

Investment Funds	546	3,309,959	666	3,312,565	684	3,288,220
Managed Portfolios	98	525	121	540	196	685
Total	644	3,310,484	787	3,313,105	880	3,288,905

4- Operating Companies

Grupo Bradesco de Seguros e Previdência

Insurance Companies (Consolidated)

Consolidated Balance Sheet (*)

	R$ million

	2006	2007		2008

	December	March	December	March

Assets
Current and Long-Term Assets	59,267	61,114	72,215	72,440
Securities	55,297	57,294	67,718	68,077
Insurance Premiums Receivable	1,232	1,069	1,225	1,226
Other Receivables	2,738	2,751	3,272	3,137
Permanent Assets	1,291	1,276	1,103	1,175
Total	60,558	62,390	73,318	73,615

Liabilities
Current and Long-Term Liabilities	53,249	55,070	64,647	64,435
Tax, Civil and Labor Contingencies	1,629	1,665	1,710	1,732
Payables on Operations of Insurance, Private Pension Plans and Certificated
Savings Plans	440	369	468	428
Other Liabilities	2,438	2,383	3,943	2,553
Technical Provisions for Insurance	4,397	4,903	5,492	5,588
Technical Provisions for Life and Private Pension Plans	42,038	43,430	50,543	51,607
Technical Provisions for Certificated Savings Plans	2,307	2,320	2,491	2,527
Minority Interest	59	64	24	25
Shareholders’ Equity	7,250	7,256	8,647	9,155
Total	60,558	62,390	73,318	73,615

Consolidated Statement of Income (*)

	R$ million

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Premiums of Insurance, Private Pension Plan Contribution and Certificated Savings Plan Revenues	5,662	4,801	6,175	5,367

Premiums Earned of Insurance, Private Pension Plan Contribution and
Certificated Savings Plan Revenues	2,610	2,467	2,574	2,751
Interest Income of the Operations	851	636	758	698
Sundry Operating Revenues	245	182	248	247
Retained Claims	(1,653)	(1,428)	(1,595)	(1,640)
Private Pension Plan Draws and Redemptions	(344)	(301)	(379)	(318)
Selling Expenses	(269)	(260)	(287)	(279)
General and Administrative Expenses	(277)	(240)	(305)	(286)
Other Operating Expenses	(27)	(31)	(57)	(26)
Tax Expenses	(58)	(60)	(25)	(72)
Health Provision	(386)	(237)	(166)	–
Operating Income	692	728	766	1,075
Equity Result	50	72	29	38
Non-operating Income	(42)	13	67	8
IR/CS and Minority Interest	(132)	(284)	(280)	(375)
Net Income	568	529	582	746

(*) Information prepared in accordance with the accounting policies established by CNSP, Susep and ANS.

Performance Ratios – in percentage

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Claims Ratio (1)	81.3	72.9	75.0	73.4
Selling Ratio (2)	11.2	11.5	11.5	10.9
Administrative Expense Ratio (3)	4.9	5.0	5.1	5.3
Combined Ratio (4)	93.7	95.9	92.8	83.9

(1) Retained Claims/Earned Premiums.
(2) Selling Expenses/Earned Premiums.
(3) Administrative Expenses/Net Premiums Written.
(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/ Net Premiums Written.
      N.B.: the ratios have been recalculated, pursuant to Susep Circular 356.

Insurance Premiums – Market Share (%)

Source: Susep and ANS

According to information published by Susep and ANS, up to February 2008, in the insurance segment, Bradesco Seguro e Previdência collected R$2.9 billion in premiums and maintained its leadership in the ranking with a 23.8% market share. The insurance sector obtained a total of R$12.2 billion in premiums in the same period.

Grupo Bradesco de Seguros e Previdência

Increase in Technical Provisions for Insurance – R$ million

The technical provision charts of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line – R$ million

Insurance Line	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Health	999	983	1,096	1,117
Auto/RCF	523	511	464	482
Life/AP/VGBL	340	285	413	432
Basic Lines	114	108	108	111
Other Lines	57	72	45	92
Total	2,033	1,959	2,126	2,234

N.B.: As of 4Q07, we do not consider premiums related to Indiana Seguros S.A, whose interest sale was approved by Susep on December 12, 2007.

In the 1st quarter of 2008, there was an increase of 14% in premiums earned in the insurance segment, if compared to the 1st quarter of 2007.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line (%)

Retained Claims by Insurance Line – R$ million

Insurance Line	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Health	939	766	981	971
Auto/RCF	375	383	322	337
Life/AP/VGBL	225	158	172	186
Basic Lines	67	63	77	70
Other Lines	47	58	43	76
Total	1,653	1,428	1,595	1,640

Claims Ratio by Insurance Line (%)

Selling Expenses by Insurance Line – R$ million

Insurance Line	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Health	29	30	39	41
Auto/RCF	98	97	90	94
Life /AP/VGBL	77	78	95	86
Basic Lines	23	21	21	23
Total	227	226	245	244

Selling Ratios by Insurance Line (%)

Number of Policyholders – in thousands

As of 4Q07, we do not consider policyholders related to Indiana Seguros, whose interest sale was approved by Susep on December 12, 2007.

In the 1st quarter of 2008, there was an increase of 41.4% in the client base compared to the same period of 2007.

Operational Risk

Grupo Bradesco de Seguros e Previdência, in permanent commitment to comply with the laws and regulations, has adapted its processes and activities, by using methodologies and resources aligned with the best market practices, mainly those related to risk management.

Thus, in order to comply with the guidelines established by the New Capital Basel Accord (Basel II), provisions of the monetary authority and alignment of definitions related to Solvability II, we carried out the survey and analysis of the events related to operating risk. This initiative enabled the improvement in the management and knowledge of losses and their causes. The dissemination of the operating risk management culture on several levels, the disclosure of corporate policies and establishment of ongoing monitoring procedures of exposure levels are inserted in this context.

Awards/Acknowledgments

1 – Bradesco Seguros e Previdência achieved the Fides award in the Institutional category with the marketing campaign for the 2006 edition of Bradesco Seguros e Previdência’s Christmas Tree, with the theme A Present for the Brazilian Family. The award, promoted by Inter-American Federation of Insurance Companies (Fides), comprises marketing pieces used in campaigns by the affiliated insurance companies. The event took place in January, in Ecuador.

2 – Once again, Bradesco Seguros e Previdência was elected the favorite brand in the Insurance Company category according to the research Marcas de Quem Decide (Brands of People Who Decide) with businessmen and self-employed professionals of Rio Grande do Sul. This initiative was carried out by Jornal do Commercio newspaper of the State of Rio Grande do Sul in a partnership with QualiData Pesquisas e Reconhecimento Estratégico. In its tenth edition, the survey pointed out Bradesco Seguros e Previdência as the favorite brand among local businessmen. This project aims at presenting a radiograph of the largest brands of the state, using the survey as a strategic tool for the consolidation of the brand with companies, advertising agencies and marketing and communications professionals.

3 – Grupo Bradesco de Seguros e Previdência was awarded with the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company Award), as Highlight in Global Insurance Sales. The award was promoted by Segurador Brasil magazine as a means to acknowledge the leadership, performance and achievements of companies of the insurance sector in 2007. The award points out the role of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

Sponsorships

1 – Bradesco Seguros e Previdência was one of the sponsors of the 3ª Corrida Oral-B – Prevenção do Câncer Bucal (3rd Oral-B Race – Oral Cancer Prevention), which took place on January 27, in São Paulo. The race was part of the activities of the 26th International Dentistry Congress of São Paulo, and marked the beginning of this year’s calendar of street racing in the city.

2 – Bradesco Seguros e Previdência sponsored the exhibition Segall Realista, which occurred from January 28 to March 16 at Centro Cultural Fiesp, in São Paulo. The exhibition occurred in the 50th year after the death of Lasar Segall and celebrates 40 years of existence of the homonym museum, dedicated to the artist. It was comprised of approximately 150 works of the artist, such as oil paintings, aquarelles, drawings, engravings and sculptures.

3 – Bradesco Seguros e Previdência is one of the sponsors of the series of events to be promoted by the Insurance Brokers Union of São Paulo (Sincor-SP) in 2008. The purpose is to provide opportunities for integration and updating of the professionals who operate in the insurance market.

4 – Bradesco Seguros e Previdência, in a partnership with Ibmec (Brazilian Institute of Markets and Capitals), formed the second class of the MBA course – Business Management focused on Insurance. Nominated by their managers, forty-one employees of Grupo Bradesco de Seguros e Previdência comprise the class of 2008, that began in March and will end in December this year. The purpose of the MBA is to qualify the students through disciplines in the Business Management area and other areas focused on insurance.

5 – Bradesco Seguros e Previdência was one of the sponsors of the second edition of Você S/A HR Meeting, which took place from March 13 to March 16 in São Paulo. Brazil’s greatest human resources leaders participated in the meeting, discussing about market trends with the invited lecturers.

6 – Grupo Bradesco de Seguros e Previdência sponsors the play Otelo, written by the English writer and poet William Shakespeare. The play, staged by Diogo Vilela and a great cast, premiered on March 13 and shall be extended until June 1, at Teatro SESC Ginástico in Rio de Janeiro. Employees of Grupo Bradesco de Seguros e Previdência have a 20% discount on the ticket price by presenting their name tag.

7 – Bradesco Seguros e Previdência sponsors the exhibition O Teatro Pitoresco de Debret, at Casa França-Brasil in Rio de Janeiro, from March 26 to May 11. It is the most complete exhibition ever presented on the works of painter Jean-Baptiste Debret. The event is part of the official programming of the celebrations of the 200th years after the arrival of the Portuguese Royal Court in Brazil.

8 – Bradesco Seguros e Previdência sponsors the theater play No Natal a gente vem te buscar, with the actress Cláudia Jimenez, at Teatro Leblon in Rio de Janeiro, which premiered on March 27. The play, which deals with subjects such as loneliness, family and ethical values, shall remain in theatres up to September 2008. Employees of Bradesco Organization have a 20% discount on the ticket price, by presenting their name tag. Brokers registered in Bradesco Seguros e Previdência may also obtain a discount by informing the Brokerage Firm’s name and Corporate Taxpayer’s ID (CNPJ).

9 – Bradesco Seguros e Previdência sponsors the series of international concerts executed by Dell’Arte. The season with presentations in Theatro Municipal in Rio de Janeiro begins in March and lasts until September. Employees of Bradesco Organization have a 20% discount on the ticket price. Brokers registered in Bradesco Seguros e Previdência may also obtain a discount by informing the Brokerage Firms’ name and Corporate Taxpayer’s ID (CNPJ).

Bradesco Saúde

Health Insurance Premiums – Market Share (%)

Source: ANS

Net Premiums Written – R$ million

Insurance Line	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Corporate Plan	782	758	851	875
Individual Plan	251	251	260	258
Total	1,033	1,009	1,111	1,133

Growth in Technical Provisions for Health – R$ million

Number of Policyholders in Health Insurance Lines – in thousands (*)

In March 2008, Bradesco Saúde maintained its outstanding market position in the corporate segment (source: ANS). Brazilian companies are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. Bradesco Saúde has around 3 million customers, of which almost 2.7 million belong to the corporate segment.

More than 20,000 companies in Brazil have acquired Bradesco Saúde insurance products. Among Brazil’s 100 largest companies in terms of revenues, 39 are Bradesco’s insurance clients (source: Exame magazine’s Melhores e Maiores de Agosto de 2007 – Best and Largest List, August 2007).

The large market share of corporate insurance in Bradesco Saúde’s total portfolio (91.17% in March 2008) confirms the insurance company’s high level of expertise and personalization in the corporate insurance services, a distinct advantage in the Supplementary Health Insurance market.

On February 22, 2008, Mediservice Administradora de Planos de Saúde Ltda. started to integrate Grupo Bradesco de Seguros e Previdência. With a portfolio of more than 250,000 clients, Mediservice operates in health and dental insurance for corporate clients in the post-payment line.

Awards/Acknowledgments

1 – Bradesco Saúde was acknowledged in the health insurance segment as the best valuated company according to the Os 100 Melhores Fornecedores para RH 2008 ranking ( The Top 100 Best HR Suppliers 2008), promoted by Gestão RH and Editora. Bradesco Saúde was also awarded with the trophy 10 Fornecedores Mais Votados e Melhores Avaliados (10 Most Voted and Best Valuated Suppliers), being the only insurance company in the list, in which the participating companies were voted regardless of their area of operations. The company achieved both awards for the second consecutive time. The research, comprised of questionnaires, was carried out between August and November 2007 by the Human Resources area (HR) of the companies listed in the 1,000 Largest Companies and Best Companies to Work For published by Exame magazine.

2 – Bradesco Saúde was granted the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company Award), pointed out in Sales by Health Insurance Line. The award was promoted by Segurador Brasil magazine as a means to acknowledge the leadership, performance and achievements of the companies in the insurance sector in 2007. The award highlights the role of companies and entities in the implementation and development of concepts, products and services for the Brazilian insurance market.

Highlights

With the acquisition of Mediservice (Health Insurance Manager), Bradesco Saúde surpassed the figure of 3.2 million clients and expanded its market share in premiums. With Mediservice’s corporate clients, Bradesco Saúde now has almost half of Brazil’s 100 largest employer companies in its portfolio.

Bradesco Auto/RE

Insurance Premiums of Auto/RE – Market Share (%)

Source: Susep
N.B.: in 2007, premiums from Indiana Seguros were included.

Growth in Technical Provisions of Auto/RE – R$ million

N.B.1: In 2004, Bradesco Seguros’ Auto/RE portfolio was merged.
N.B.2: in 2008, technical provisions from Indiana Seguros are not included.

Net Premiums Written – R$ million

Insurance Line	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Auto/RE	774	604	653	653

N.B.: as of 4Q07 and 1Q08, premiums from Indiana Seguros are not included.

Number of Policyholders of Auto/RE – thousand

N.B.: in December 2007 and March 2008, Indiana Seguros’ policyholders are not included.

Grupo Bradesco de Seguros e Previdência maintained an outstanding position among the main insurance companies in the Brazilian Basic Line (RE) Insurance Market, with a 6.7% share of total market sales in February 2008 in this area.

In Lines related to Equity Insurance, Bradesco Auto/RE has updated the insurance programs of its main clients, by means of partnerships with brokers specialized in the segment and closeness to Bradesco Corporate and Bradesco Empresas. The fact that the oil industry had an outstanding performance and the civil construction had picked up stream has also contributed to the growth of Bradesco Auto/RE in this segment.

In the insurance of Aeronautic products and Sea Hull, the exchange with managers of Bradesco Corporate and Empresas has been largely used, taking advantage of the market increase in the sales of new aircraft, as well as in the sea segment, of naval constructions.

The Transportation segment is still the main focus, with material investments to improve new businesses, specially, among others, the qualification of Transportation Products Managers, which will be established in the main Brazilian economic centers, and the creation of Bradesco Cargo System, a complete Transports Insurance Management System on the Internet.

In the mass market insurance segment of Basic Lines, whose products are designed to individuals, self-employed professionals and SMEs, the launch of new products, along with the continuous improvement of processes and systems, have contributed to the growth of the client base. Such increment can be observed mainly in the residential and equity insurance, such as Bradesco Seguro Residencial and Bradesco Seguro Empresarial. We also highlight the new insurance line destined to support machinery and equipment that operate in expansion activities (such as agriculture, civil construction and industries): Bradesco Seguro Equipamentos, Bradesco Seguro Benfeitorias, Bradesco Seguro Penhor Rural Público and Bradesco Seguro Penhor Rural Privado. These products gained more competitiveness and a new issue process, enabling a faster quoting process and a better use of business opportunities.

Despite the strong competition in the Auto/RCF Lines, the Insurance Company has increased its client base. This is mainly due to the current products improvement and to the creation of products for specific publics. Among these, we can name Bradesco Seguro Exclusivo Cliente Bradesco, for Banco Bradesco’s account holders, Auto Mulher, for the female public, and Auto Corretor, for insurance brokers. One of the positive factors is the maintenance perspective of the growth in sales of new vehicles, which contributes to increase the insurance production of this line.

Grupo Bradesco de Seguros e Previdência’s market share of the Auto/RCF portfolio, up to February 2008, was 13.5% .

Award

Bradesco Auto/RE Companhia de Seguros was awarded with the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company Award), as Highlight in the Auto/RE Market. The award was promoted by Segurador Brasil magazine as a means to acknowledge the leadership, performance and achievements of the companies of the insurance sector in 2007. The award highlights the role of companies and entities in the implementation and development of concepts, products and services for the Brazilian insurance market.

Highlights

1 – Bradesco Auto/RE Companhia de Seguros renewed the insurance agreement with Hering, one of the largest textile companies of Brazil. The Operational Risks policy covers property and equipment damage and loss of profits, among others, in all of the company’s production facilities.

2 – Bradesco Auto/RE Companhia de Seguros organized an initiative in order to tranquilize the drivers who left the cities of São Paulo and Rio de Janeiro during the Carnival holiday. Breakdown trucks of the Day and Night Assistance service were made available on Niterói-Manilha and Rio-Santos roads, in Rio de Janeiro, and the South Coast, in São Paulo. Each driver assisted received a snack and a handout of the Bradesco Seguro Auto product.

3 – Bradesco Auto/RE Companhia de Seguros also made available breakdown trucks of the Day and Night Assistance service on Niterói-Manilha and Rio-Santos roads, in the state of Rio de Janeiro, and Padre Manuel da Nóbrega road, in the South Coast of São Paulo, during the Easter Holiday. The drivers served received a snack and a brochure informing about the Bradesco Seguro Auto product.

Bradesco Vida e Previdência

Income from Private Pension Plans and VGBL – Market Share (%)

Up to 1Q08, total income from private pension plans totaled R$2.645 billion.

People Insurance Premiums (Life and Personal Accidents) – Market Share (%)

Up to 1Q08, total income from net premiums written amounted to R$469 million.

Growth in Technical Provisions – R$ million

Technical provisions of Bradesco Vida e Previdência in March 2008 reached R$51.6 billion, of which R$25.2 billion was for VGBL, R$24.2 billion for supplementary private pension plans and R$2.2 billion for life, personal accident and other lines.

Private Pension Plans and VGBL Investment Portfolios – Market Share (%)

Source: Fenaprevi

In March 2008, the Investment Portfolio of Bradesco Vida e Previdência reached R$54.0 billion, of which R$51.7 billion came from Pension Plans and VGBL and R$2.3 billion came from the Life and Personal Accidents Plans.

Increase in Number of Participants – in thousands

Increase in Life Insurance and Personal Accidents Policyholders – in thousands

Due to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership of both markets in which it operates, with a 38.4% share of income from private pension plans and VGBL and a 17.3% share of personal insurance premiums. Bradesco is also sole leader in VGBL plans, with a 39.1% share, and in PGBL, with a 32.2% share (sources: Fenaprevi – data accumulated up to February 2008).

The number of Bradesco Vida e Previdência clients grew by 51.8% in March 2008 compared to March 2007, surpassing the record of 1.9 million private pension plans and VGBL participants and 15.6 million life insurance and personal accident policyholders. This significant increase was prompted by the strength of the Bradesco Brand and by the use of appropriate management and sales policies.

Also in March 2008, technical provisions totaled R$51.6 billion, an increase of 18.8% as compared to March 2007. In February 2008, the Portfolio of Investments in Private Pensions Plans and VGBL totaled R$51.7 billion, comprising 40.2% of all market resources.

Awards/Acknowledgments

Bradesco Vida e Previdência received from the Segurador Brasil magazine the Prêmio Segurador Brasil (Brazilian Insurance Company Award) in four categories:

  Insurance company of the year: Marco Antonio Rossi;

  Best global performance in Private Pension Plan: sales result higher than 1 million;

  Highlight in sales by type – Life Insurance; and}

  Highlight in global sales in Private Pension Plans.

Bradesco Capitalização

Bradesco Capitalização’s outstanding position in the certificated savings plans market is the result of its transparent operating policy, which is focused on adjusting its products to meet the potential consumer demand.

Regionally, Bradesco Capitalização is a leading company in two Brazilian states: it has a 27.36% market share in Amazonas and 25.18% in São Paulo, according to the latest figures for February 2008 published by Susep.

Aiming at offering the bond that best suits its clients’ different profiles and budgets, a number of products were developed, which vary in accordance with the type of payment (single or monthly), contribution term, regularity of draws and related prize amounts. That phase was mainly characterized by the closeness to the public, by means of the consolidation of Pé Quente Bradesco family products.

Continuing with the consolidation process of traditional products, two products were launched in 1Q08. The first one is Pé Quente Bradesco Pessoa Jurídica, which is tailor-made for companies. Its main attractive factor is the highest monthly prize of Pé Quente Bradesco: gross amount of R$100 thousand in the last Saturday of each month during the period from January to November; and gross amounts of R$2 million in a special draw in December. The second one is Pé Quente Bradesco Amazonas Sustentável, derived from the partnership between the government of the State of Amazonas and Banco Bradesco, which costs R$20 and is paid on a monthly basis. In this product, weekly prizes in the gross amount of R$50 thousand are offered. Part of the amount collected is destined to Fundação Amazonas Sustentável, which develops programs and projects for the environment preservation and sustainable development.

We also point out the important performance of social-environmental products. Among them, it is worth pointing out Pé Quente Bradesco SOS Mata Atlântica, which, in addition to enabling the formation of a financial reserve, contributes to reforestation projects of Fundação SOS Mata Atlântica, as well as Pé Quente Bradesco GP Ayrton Senna, whose great competitive advantage is the destination of a percentage of the amount collected with bonds to social projects of Instituto Ayrton Senna and O Câncer de Mama no Alvo da Moda (Fashion Targets Breast Cancer). Upon acquiring this last product, the client contributes to the development of projects for prevention, early diagnosis and treatment of cancer in Brazil, since part of the amount collected is given to IBCC – Brazilian Institute of Cancer Control.

Rating

Standard & Poor’s increased from brAA+/Positive to brAAA/Stable the rating of Bradesco Capitalização, which is the only company of the certificated savings plans segment with this rating. The solid financial and equity protection standard that Bradesco Capitalização ensures to its clients contributed to this result.

Quality Management System

Bradesco Capitalização S.A. was the first private certificated savings plans company in Brazil to receive ISO 9002 Certification. In 2007, it maintained its quality management system, in the ISO 9001:2000 version within the scope of Bradesco Certificated Savings Plans Management. Granted by Fundação Vanzolini, this certificate shows the quality of its internal processes and confirms the principle which is the origin of Bradesco Certificated Savings Plans: good products, good services and permanent evolution.

Income from Certificated Savings Plans – Market Share (%)

Source: Susep

Technical Provisions for Certificated Savings Plans – Market Share (%)

Source: Susep

Growth in Technical Provisions for Certificated Savings Plans – R$ million

Due to the increasing strengthening of the Technical Provisions volume, Bradesco Capitalização surpassed the amount of R$2.5 billion in March 2008, and according to February 2008 data released by Susep, it holds 20.7% of the total volume of Technical Provisions in the market.

All these results convey safety and reaffirm the financial solidity and the ability to honor the commitments to its clients.

Number of Clients of Certificated Savings Plans – in thousands

As a result of a customer loyalty building policy, focused on the quality of the customer service and on the offer of innovative products, Bradesco Capitalização ended 1Q08 surpassing the figure of 2.3 million clients.

Outstanding Traditional Certificated Savings Plans – in thousands

Outstanding Certificated Savings Plans With Transfer of Draw Participation Right – in thousands

Outstanding Certificated Savings Plans – in thousands

The portfolio is comprised of 14.2 million outstanding certificated savings plans. Out of this total, 68.1% comprise plans with “transfer of draw participation rights” modality, including Bradesco Cartões, Bradesco Vida e Previdência, Bradesco Auto/RE etc. Considering that the purpose of this type of certificated savings plans is to add value to partners’ products or even to provide incentives for customer due payments, these plans are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Acknowledgments

1 – Bradesco Capitalização received the 2o Prêmio Brasil de Meio Ambiente (Second Environment Brazil Award) in the Best Work in Environment Communication Action category, with the product Pé Quente Bradesco SOS Mata Atlântica. The award, which is an initiative of Jornal do Brasil newspaper, was created to encourage the continuity and the expansion of the environmental awareness in Brazil. It is destined to artists and public and private institutions of several sectors which perform an essential and active role in relation to the environment. The prizewinners are chosen by the Brazilian Industry Confederation (CNI).

2 – Bradesco Capitalização was granted the Prêmio Top Ambiental ADVB (ADVB Environmental Top Award), promoted by the Brazilian Association of Sales and Marketing Managers (ADVB), due to the case Pé Quente Bradesco SOS Mata Atlântica. The award aims at stimulating the creation of environmental projects, as well as awarding and disclosing those companies which ensure their own and the country’s economic growth, without harming the environment, and contribute to the environmental preservation by means of the sustainable development, thus motivating the consumers and other companies to be part of the environment defense actions.

3 – Bradesco Capitalização was granted the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company Award), in the Marketing 10 and Entrepreneurs in Certificated Savings Plan area categories. The award was promoted by Segurador Brasil magazine as a way to acknowledge the leadership, the performance and the achievements of insurance companies in 2007. It points out the role of the companies and entities in the implementation and development of concepts, products and services for the Brazilian insurance market.

Highlights

1 – Bradesco Capitalização, in partnership with Fundação SOS Mata Atlântica, opened, in February 12, in the city of Piracicaba (state of São Paulo) a community nursery where 250 thousand seedlings from native trees of 80 different types can be raised. They will be planted in properties of the region, mainly in areas for the restructuring of the Atlantic Forest. These trees will allow the complete neutralization of CO2 (carbon dioxide) emission, derived from the work of more than 83,000 employees of Bradesco Organization.

2 – Bradesco Capitalização launched in March 10 the certificated savings plan Pé Quente Bradesco Amazonas Sustentável. The product, created in partnership with Fundação Amazonas Sustentável, grants part of the amount collected in benefit of Fundação to programs and projects for the environmental preservation and the sustainable development. With the new product, Bradesco Capitalização increases its social-environmental commitment, which counts on partnerships with Fundação SOS Mata Atlântica, the Brazilian Institute of Cancer Control (IBCC) and Instituto Ayrton Senna.

Banco Finasa

Consolidated Balance Sheet

	R$ million

	2006	2007		2008

	December	March	December	March

Assets
Current and Long-Term Assets	19,492	20,777	29,867	33,048
Funds Available	1	6	1	1
Interbank Investments	466	830	3,580	5,467
Securities and Derivative Financial Instruments	78	82	189	200
Interbank Accounts	–	38	4	45
Loan and Leasing Operations	18,455	19,267	25,022	26,238
Allowance for Loan Losses	(986)	(1,035)	(1,260)	(1,402)
Other Receivables and Other Assets	1,478	1,589	2,331	2,499
Permanent Assets (1)	1,770	1,832	2,057	64
Total	21,262	22,609	31,924	33,112

Liabilities
Current and Long-Term Liabilities	20,177	21,438	30,420	26,608
Demand, Time and Interbank Deposits	19,753	20,969	29,472	25,446
Borrowings and Onlendings	2	2	1	_
Derivative Financial Instruments	2	2	–	_
Other Liabilities	420	465	947	1,162
Deferred Income	22	17	18	18
Shareholders’ Equity (2)	1,063	1,154	1,486	6,486
Total	21,262	22,609	31,924	33,112

(1) Investment Reduction in March/2008: Banco Bradesco acquired an interest (34.6%) in Banco Alvorada, which belongs to Banco Finasa S.A.
(2) The Special Shareholders’ Meeting held on March 3, 2008 resolved on the capital increase in the amount of capital R$5.0 billion.

Consolidated Statement of Income

	R$ million

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Financial Intermediation	1,424	1,486	1,928	2,213
Financial Intermediation Expenses	(844)	(858)	(1,195)	(1,424)
Financial Margin	580	628	733	789
Provision for Loan Losses	(289)	(275)	(324)	(428)
Gross Income from Financial Intermediation	291	353	409	361
Other Operating Income/Expenses	(233)	(243)	(225)	(335)
Operating Income	58	110	184	26
Non-Operating Income	(4)	(2)	(19)	(40)
Income before Taxes and Contributions	54	108	165	(14)
Taxes and Contributions on Income	(3)	(20)	(12)	18
Net Income	51	88	153	4

Profile

Banco Finasa offers financing lines of direct loan to consumer for acquisition of passenger vehicles, transportation and other goods and services, in addition to leasing and personal loan operations.

Operating in a special way, by having as main characteristic the partnerships with stores and resale, Banco Finasa complements the distribution network of Bradesco Organization’s financing products.

In addition to its outstanding operation in the granting of financing segment, the policy to enter into operational agreements with large car makers, as well as auto, truck and implements resale, in addition to important retail chains, is consolidated.

For the new business prospect, Banco Finasa contracts the services of Finasa Promotora de Vendas, its wholly-owned subsidiary, which, through its 357 branches established nationwide and a structure of business partners.

Operating Performance

In March 2008, the Bank amounted to R$26.238 billion in financing portfolio, leasing and personal loan, a growth of 36.2% over the same period in 2007. We point out the leasing portfolio which grew by 319.6%, from R$1.459 billion to R$6.122 billion, as a result of the strategy of assembling a team focused on serving large concessionaires/vehicle resellers, resulting in an increase in granting of financing in this type. The production of new businesses increased, on average, from R$1.391 billion/month in 1Q07 to R$1.643 billion/month in the same period in 2008, with a growth of 18.1% .

The Net Income for the 1st quarter of 2008 was R$4 million, representing a decrease of R$149 million compared to the previous quarter. This variation results basically from: (i) the increase of the allowance for loan losses expenses; (ii) the lower fee and commission income, due to the reduction in the charging of the Loan Opening Rate (TAC); (iii) the constitution of provision for the return of the Advanced Settlement Rate ( TLA); and (iv) the decrease in the equity in the earnings (losses) of unconsolidated companies, due to the sale of our interest in Banco Alvorada.

The increase in the allowance for loan losses expenses was mainly a result of a change implemented in the data analysis procedures for loan granting, which resulted in higher delinquency ratios, mainly in motorcycle lines. This inconsistency was already detected and solved, thus the delinquency ratios returned to their historical levels, allowing the estimation of a decrease in allowance for loan losses expenses for the next quarters.

In March 2008, Shareholders’ Equity reached R$6.5 billion, highlighting the increase of R$5.0 million resolved at the Special Shareholders’ Meeting as of March 3, 2008.

Banco Bradesco BBI

Balance Sheet

	R$ thousand

	2006	2007		2008

	December	March	December	March

Assets
Current and Long-Term Assets	1,680,664	1,106,904	1,607,369	3,327,868
Funds Available	2	2	20	4
Interbank Investments	966,528	934,318	537,631	2,141,072
Securities and Derivative Financial Instruments	563,409	28,752	896,930	1,059,415
Interdepartmental Accounts	475	–	292	115
Other Receivables and Other Assets	150,250	143,832	172,496	127,262
Permanent Assets	230,685	247,429	378,392	446,851
Total	1,911,349	1,354,333	1,985,761	3,774,719

Liabilities
Current and Long-Term Liabilities	705,994	107,594	559,322	2,318,330
Time Deposits	–	–	–	1,532,173
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	599,863	–	242,819	233,823
Interdepartmental Accounts	–	2,906	–	–
Derivative Financial Instruments	–	–	123,458	405,835
Other Liabilities	106,131	104,688	193,045	146,499
Shareholders’ Equity	1,205,355	1,246,739	1,426,439	1,456,389
Total	1,911,349	1,354,333	1,985,761	3,774,719

Statement of Income

	R$ thousand

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Financial Intermediation	46,424	38,591	47,291	34,205
Financial Intermediation Expenses	(18,265)	(7,216)	(19,672)	(13,698)
Gross Income from Financial Intermediation	28,159	31,375	27,619	20,507
Other Operating Income/Expenses	10,937	18,163	46,098	14,886
Operating Income	39,096	49,538	73,717	35,393
Non-Operating Income	118	94	378	137
Income before Taxes and Contributions	39,214	49,632	74,095	35,530
Taxes and Contributions on Income	(8,666)	(9,372)	(19,760)	(8,627)
Adjusted Net Income (1)	30,548	40,260	54,335	26,903

(1) In 4Q07, income was adjusted by the partial sale of our interest in BM&F, in the amount of R$91,840 thousand.

Banco Bradesco BBI S.A. is the company responsible for the development of operations in the Variable Income, Fixed Income, Structured Operations, Mergers and Acquisitions, Project Financing and Treasury segments.

Variable Income

In 1Q08, characterized by a significant decrease in share offering operations, we point out our participation as contracted coordinators in the public offering of shares of Visa Inc., carried out in the United States of America, by means of our subsidiary Bradesco Securities Inc., in the amount of US$19.7 billion.

Fixed Income

In March 2008, pursuant to the ranking of Origination and Distribution of Anbid – National Association of Investment Banks, BBI ranks first, by volume, in fixed income in the domestic market. We point out our participation in the issuance of debentures of Usiminas – Usinas Siderúrgicas de Minas Gerais S.A., in the amount of R$500 million and in the issuance of promissory notes of Ultrapar Participações S.A., in the amount of R$1,200 million.

Structured Operations

BBI develops structures used to segregate credit risks, through securitization, using Special Purpose Entities (SPEs), Loan Assignments with shared risk, Credit Right Investment Funds (FIDCs), Certificates of Real Estate Receivables (CRIs) and Medium and Long-term Financing, structured based on receivables and/or other collaterals. Additionally, BBI structures pre-IPO financing and has an outstanding position in acquisition finance.

In Structured Operations we highlight our participation as coordinators of Chemical III – FIDC –Petrochemical Industry, in the amount of R$324 million.

Mergers and Acquisitions

BBI advises important clients on mergers, acquisitions, joint ventures, corporate restructuring and privatization operations.

In 1Q08, BBI ranked first in the financial advisor in merger and acquisition operations announced in Latin America with lower amounts of up to US$500 million ranking, according to Thomson Financial. During this period, we provided advisory services to Bovespa Holding S.A. in the merger with Bolsa de Mercadorias e Futuros S.A.; to American Banknote in the acquisition of Interprint; to AMC Têxtil in the acquisition of four companies of TF Modas Group, owner of Forum and Triton brands, among others, to Bradesco Organization in the acquisition of Ágora Holdings and Mediservice Administradora de Planos de Saúde.

Project Financing

BBI has a solid track record playing the role of financial advisor and structurer for several projects in the Project and Corporate Finance categories. We always seek the best financing solution for projects. We operate in the most important sectors of the economy and we have an excellent relationship with several different promotion agencies, such as BNDES, BID and IFC.

BBI conquered the leadership in Project Finance operations, according to Anbid (National Association of Investment Banks) ranking related to 2007. We ranked first in the Financial Advisor in Financing ranking, with the amount of R$2.0 billion, and Structurer ranking, with the amount of R$2.8 billion.

We also ranked third in the Financial Advisor in Concession Auction ranking, with the amount of R$336 million.

In 1Q08, BBI continued to provide financial advisory and/or structuring services for several projects, mainly: i) Santo Antônio Hydroelectric Power Plant, with installed capacity of 3,150 MW, belonging to Madeira River Complex; ii) port complexes sponsored by LLX Logística; iii) three new ventures of the sugar and alcohol industry; and iv) expansion project of the sanitary sewage system of Rio das Ostras (RJ), in the PPP – Administrative Concession type; among others.

Treasury

BBI’s treasury is complete, acting in the local and foreign markets, comprised of the following areas:

– Sales & Distribution

Team responsible for the origination and distribution, local and abroad, of fixed income products in the primary and secondary markets. Interest rate, currency, commodities and credit derivatives comprise, materially, the range of products provided to our clients.

– Markets

Management of BBI’s owner position in different markets, focused on making the operations available to the clients.

– Structured Products

Creation and structuring of tailor-made products and transactions, complying with the different client demands.

– Economical Analysis

Team responsible for the total support to Treasury operations, contributing with detailed and deep analysis of global economic subjects.

Leasing Companies

On March 31, Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, Zogbi Leasing S.A. Arrendamento Mercantil and Bankpar Arrendamento Mercantil S.A., besides the leasing portfolio of Banco Finasa S.A., which is directly shown in its financial statements.

On January 17, 2008, under the number CVM/SRE/PRO/2008/002, the 3rd Public Debenture Distribution Program of Bradesco Leasing S.A. Arrendamento Mercantil was filed at CVM, limited to the amount of R$10 billion with maturity term of 2 years, of which the following issue was recorded:

– Under the number CVM/SRE/DEB/2008/003, 50,000,000 simple debentures (5th issuance), in the unit price of R$100.00, issued on January 2, 2008, in the total amount of R$5.0 billion with the use of the remaining 35%, thus totaling the amount of R$6.75 billion, with a 20-year term, upon the payment of interest in the debentures maturity, restated by the CDI rate, which was traded on January 18, 2008.

Aggregated Balance Sheet

	R$ million

	2006	2007		2008

	December	March	December	March

Assets
Current and Long-Term Assets	32,610	33,587	36,257	44,152
Interbank Investments	28,428	29,231	30,387	37,206
Securities and Derivative Financial Instruments	911	976	1,091	1,161
Leasing Operations	2,568	2,655	4,040	5,033
Allowance for Doubtful Accounts	(106)	(106)	(133)	(154)
Other Receivables and Other Assets	809	831	872	906
Permanent Assets	60	61	57	61
Total	32,670	33,648	36,314	44,213
Liabilities
Current and Long-Term Liabilities	30,033	30,940	33,450	41,309
Federal Funds Purchased and Securities Sold under Agreements to Repurchase
and Funds Received from Issuance of Securities	28,376	29,237	31,360	39,091
Borrowings and Onlendings	252	273	484	530
Subordinated Debt	620	619	616	616
Other Liabilities	785	811	990	1,072
Shareholders’ Equity	2,637	2,708	2,864	2,904
Total	32,670	33,648	36,314	44,213

Aggregated Statement of Income

	R$ million

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Financial Intermediation	1,111	1,306	1,375	1,607
Financial Intermediation Expenses	(982)	(1,186)	(1,246)	(1,472)
Financial Margin	129	120	129	135
Allowance for Doubtful Accounts Expenses	(2)	(1)	(13)	(22)
Gross Income from Financial Intermediation	127	119	116	113
Other Operating Income/Expenses	(36)	(16)	(6)	(6)
Operating Income	91	103	110	107
Non-Operating Income	(2)	–	(3)	(1)
Income before Taxes and Contributions	89	103	107	106
Taxes and Contributions on Income	(21)	(35)	(34)	(36)
Net Income	68	68	73	70

Leasing Performance – Aggregated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

On March 31, aggregated leasing operations brought to present value totaled R$11.2 billion (*). Banco Finasa’s leasing portfolio is mainly comprised of vehicle operations to individuals.

According to ABEL (Brazilian Association of Leasing Companies), Bradesco Organization’s leasing companies are positioned amongst sector leaders, with a 13.91% share of this market (reference date: February 2008). This good performance is a result of its branch network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the transportation vehicles and machinery/equipment industries.

The following graph presents the breakdown of Bradesco's aggregated leasing portfolio by type of asset:

(*) It includes leasing operations of Banco Finasa.

Portfolio by Type of Asset

Bradesco Consórcios

Management Company

Balance Sheet

	R$ thousand

	2006	2007		2008

	December	March	December	March

Assets
Current and Long-Term Assets	256,159	270,372	384,597	396,520
Funds Available	–	–	1	–
Securities	248,735	266,778	374,172	390,526
Other Receivables	7,424	3,594	10,424	5,994
Permanent Assets	5,483	5,975	9,790	11,199
Total	261,642	276,347	394,387	407,719
Liabilities
Current and Long-Term Liabilities	70,305	52,738	111,600	84,606
Dividends Payable	25,409	25,409	50,000	50,000
Amounts Refundable to Former Groups Now Closed	6,888	7,051	7,454	7,588
Other Debits	38,008	20,278	54,146	27,018
Shareholders’ Equity	191,337	223,609	282,787	323,113
Total	261,642	276,347	394,387	407,719

Statement of Income

	R$ thousand

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Fee and Commission Income	57,956	57,603	70,769	71,642
Taxes Payable	(6,220)	(6,203)	(7,299)	(7,512)
Interest Income	7,418	7,868	9,682	9,660
Administrative Expenses (Including Personnel Expenses)	(7,439)	(7,096)	(8,905)	(7,197)
Selling Expenses	(9,283)	(4,138)	(8,299)	(6,700)
Other Operating Income/Expenses	1,339	1,338	1,437	1,270
Income before Taxes and Contributions	43,771	49,372	57,385	61,163
Taxes and Contributions on Income	(14,252)	(17,100)	(18,559)	(20,837)
Net Income	29,519	32,272	38,826	40,326

Consortium Groups

Balance Sheet

	R$ thousand

	2006	2007		2008

	December	March	December	March

Assets
Current and Long-Term Assets	2,283,343	2,493,844	3,125,723	3,342,627
Amount Offset	13,195,593	12,581,834	14,390,248	14,671,856
Total	15,478,936	15,075,678	17,515,971	18,014,483

Liabilities
Current and Long-Term Liabilities	2,283,343	2,493,844	3,125,723	3,342,627
Amount Offset	13,195,593	12,581,834	14,390,248	14,671,856
Total	15,478,936	15,075,678	17,515,971	18,014,483

Operating Overview

Bradesco Consórcios sells automobile, trucks, tractors, agricultural implements and real estate plans, according to the rules of the Brazilian Central Bank.

Referring to the sale of plans offered, the company relies on Banco Bradesco Branches Network, liable for the increase in Bradesco Consórcios’ share in the consortium purchase plan market. The variety of plans, the coverage, the safety and seriousness they are traded associated to the Bradesco Brand are important advantages in the expansion of sales.

The consortia market should grow more and more, offering attractive competitive advantages: inexistence of interest, freedom to choose the asset, accessible installments and, for house acquisition, there is the possibility to use the FGTS (according to the Financial Housing System legislation) to the offering of a bidding or as a complement of the value of the letter of credit.

Large managers contribute to this growth and the ten largest ones hold 76.6% of the entire real estate segment and represent 8.9% of the participants of the consortium segment. Within this scope Bradesco Consórcios takes over the leadership position.

In January 2008, Bradesco Consórcios celebrated five years of activities, holding an outstanding position in the consortia market. Currently, with the expressive amount of R$5 billion of assets paid to clients, the company keeps its leadership in the segments of Automobiles and Real Estate, a position reached in the second year of its history.

The consortia sector is responsible for 1% of the Gross Domestic Product (GDP) of the country. Specifically in the real estate segment, there was a growth of 90% in the last three years, according to data from the Brazilian Association of Consortium Managers (ABAC). The search for the Consortia System as a more economic and advantageous alternative for real estate acquisition continues to be high.

Another segment which had a growth in its businesses was the one of heavy vehicles, which includes trucks, buses, tractors and agricultural and highway implements. Active participants, with a growth of 5.1%, increased from 131.7 thousand (in January 2007) to 138.4 thousand (in January 2008). Draws had the highest increase. According to ABAC, in January 2007 there were 1.6 thousand draws and in January 2008 there were more than 1.9 thousand draws, a growth of 18.8% .

Segmentation

Banco Bradesco’s entry into this market is part of its strategy to offer the most complete range of product and service options to its clients, with a view to providing all social classes with the opportunity to purchase items at accessible prices through the consortium quota system, and filling a market gap, taking into account that, in terms of real estate product, there is currently a high housing deficit in the country.

Aiming to fully meet the needs of its clients, in 2007 Bradesco Consórcios increased from 120 to 144 months the term of the real estate consortia plans, and from 60 to 72 months the term for automobile plans, without changing the current rates. Thus, the product became even more attractive, since, by increasing the term, the value of the installments was reduced. In addition, there was a change in the real estate credit ranges offered, which started being from R$25 thousand to R$300 thousand, providing more options to the interested parties.

Operating Performance

The different way of trading products (Real Estate, Automobiles and Trucks), with a specialized and focused team, provided Bradesco Consórcios with a growth of 25% in 1Q08 when compared to 1Q07.

To Bradesco Consórcios, providing an excellent assistance to clients is not only an obligation, but mainly a positive advertising to the Organization. Due to that, we had an important achievement for the company: Bradesco Consórcios is since January 2007 out of the list of the ten that receive more complaints from its clients, companies among consortia managers, disclosed by the Brazilian Central Bank.

In December, we were certified with the Top Consumer – Excellence in Assistance and Respect to the Consumer seal, an event carried out by INEC (National Institute of Consumer and Citizen Education), in partnership with Consumidor Teste magazine, whose purpose was to motivate and acknowledge the companies which managed to bond development and excellence practices in the assistance and respect to consumer, in addition to ethics in its relations with the consumer market.

Representativeness

Market Share – Real Estate Consortium – in percentage

Source: Brazilian Central Bank
N.B.: Herval’s market share in February 2007 was not disclosed

Market Share – Automobile Consortium - in percentage

Source: Brazilian Central Bank.
N.B.: ABN’s market share for February 2007 was not disclosed.

Market Share – Trucks, Tractors and Agricultural Implements Consortium – in percentage

Source: Brazilian Central Bank

Bradesco has been playing an important role in the consortium purchase plan industry, providing the population with access to loan for the acquisition of personal and real property. The freedom to select an asset is one of the main characteristics of the plans sold by Bradesco Consórcios, since the consortium member is free to choose, according to value of the letter of credit, the automobile, real property, truck, tractor or agricultural implement of ones preference when one wins the draw. The huge Brazilian housing deficit, of more than 8 million houses, is one of the factors which also explain the sales expansion in the real estate segment. It is in the real estate segment that consortium records the best performance.

In 1Q08, 68 groups were inaugurated and 32.8 thousand consortium quotas were sold, a 58.2% growth as compared to the same period last year. Until March 2008, we recorded sales results in excess of R$11.6 billion and recording 164.9 thousand draws, with 124.8 thousand properties delivered and 1,842 active groups.

Drawn Quotas and Paid Credits – Reference Date: 3.31.2008

Active Consortium Quotas

Total Active Consortium Quotas

Leadership

According to a strategy defined by the Organization, Bradesco Consórcios leads the Vehicle and Real Estate segments, focusing on an outstanding position in the segment of Trucks, Tractors and Agricultural Implements.

In the Real Estate segment, we ended March with 130,324 active quotas. In the vehicle segment, we ended with 160,899 active quotas, surpassing consortium management companies associated with car makers, consolidated in the market, such as Volkswagen, Fiat and General Motors.

In the Trucks, Tractors and Agricultural Implements segment, we ended this first quarter with 9,788 active quotas, ranking 6th place in Bacen. The public is getting to know the advantages to acquire assets, such as Trucks and Tractors by means of a consortium. Thus, Bradesco Consórcios shows its capacity to rank among the first positions this year.

Leadership (Real Estate and Vehicle) is conquered and consolidated as a result of ongoing and determined efforts, motivated by the enthusiasm and strength of the Bradesco Branch Network.

Bradesco Consórcios also points out its continuous actions to improve more and more its services: expressive investments the whole year in the qualification of employees, following a strong program to keep the sales team informed, providing each employee with training from professionals who travel Brazil to provide courses. Thus the consumer will not have doubts when acquiring our products.

As a result of all these actions, the users in general find a safe information source offered by means of customized assistance, advertising campaigns and Internet, with the Bank’s website being among the most visited ones in the last years.

Consortium Quotas Sold

Total Consortium Quotas Sold

Number of active participants comprising the 10 largest real estate consortium management companies

Source: Brazilian Central Bank.
N.B.: Herval was not included in the ranking of the 10 largest managers in February 2007.

Number of active participants comprising the 10 largest auto segment consortium management companies

Source: Brazilian Central Bank.
N.B.: Herval was not included in the ranking of the 10 largest managers in February 2007.

Number of active participants of the 10 largest consortium management companies in the truck, tractor and agricultural implement segment

Source: Brazilian Central Bank.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet

	R$ thousand

	2006	2007		2008

	December	March	December	March

Assets
Current and Long-Term Assets	406,501	382,232	417,575	571,591
Funds Available	206	63	32	119
Interbank Investments	81,748	94,565	54,327	144,000
Securities	66,821	77,773	142,244	167,579
Other Receivables	257,666	209,775	220,903	259,802
Other Assets	60	56	69	91
Permanent Assets	36,886	39,035	113,363	113,955
Total	443,387	421,267	530,938	685,546

Liabilities
Current and Long-Term Liabilities	351,702	320,042	345,086	437,753
Other Liabilities	351,702	320,042	345,086	437,753
Shareholders’ Equity	91,685	101,225	185,852	247,793
Total	443,387	421,267	530,938	685,546

Statement of Income

	R$ thousand

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Income from Financial Intermediation	5,015	4,743	4,728	6,521
Gross Income from Financial Intermediation	5,015	4,743	4,728	6,521
Other Operating Income/Expenses	6,579	7,137	10,813	11,631
Operating Income	11,594	11,880	15,541	18,152
Income before Taxes and Contributions	11,594	11,880	15,541	18,152
Taxes and Contributions on Income	(3,893)	(4,031)	(4,656)	(6,078)
Adjusted Net Income (1)	7,701	7,849	10,885	12,074

(1) In 4Q07, income was adjusted by the partial sale of our interest in BM&F, in the amount of R$68,756 thousand.

Bradesco Corretora ended 1Q08 in the 11th position of the São Paulo Stock Exchange – Bovespa ranking among the 84 participant brokers. In the period, 89,034 investors were served, and 750,839 thousand shares calls and put orders were executed, summing up a volume corresponding to R$18,865 million. Bradesco Corretora has been participating with Bovespa in the event Bovespa vai até você (Bovespa reaches you), with a view to popularizing the stock market.

In 1Q08, Bradesco Corretora traded 1,116 thousand contracts at the Brazilian Mercantile & Futures Exchange – BM&F, with a financial volume of R$83,371 million, reaching the 23rd position in the ranking among the 66 participant brokers. The Company has been driving its efforts to proceed with the expansion of businesses, as well as to disseminate future markets. Concerning the agricultural sector, Bradesco Corretora has been directly acting in the main producing regions of the country, through visits, lectures, and participation in agribusiness fairs and exhibitions. Bradesco Corretora has been sponsoring the clients’ visit from various regions of the country to São Paulo, for visits to BM&F and Bradesco Corretora. It has also been receiving producers, teachers, opinion makers and dealers of goods physical market. It also takes part in the trading of future mini-contracts of Bovespa, U.S. dollar, Boi Gordo (live cattle) and coffee Indices through the Web Trading system, with a view to offering alternatives to carry out derivative operations of price protection, directly in the trading session. The intermediation of future market operations is certified by NBR ISO 9001:2000.

Home Broker Bradesco ended 1Q08 maintaining the 2nd position in the ranking of Bovespa’s home broker dealers. In this period, Bradesco Corretora obtained the amount of R$5.949 billion of traded volume by means of the electronic channel.

The client base evolved 13.2% compared to 4Q07, representing an increase of 16,056 new registrations and 30,583 e-mails received in 1Q08.

The executed orders in 1Q08 were 624,369, showing an 11.5% increase as compared to the 2007 period.

At the beginning of 2008, we noticed that new investors are more and more trying to get to know the stock market, despite the crisis in the United States. Internet is a channel easy to access the stock market and with the lowest cost.

For 2008, Bradesco Corretora will continue the expansion process of its retail area, by means of share rooms in order to bring the client closer to the Stock Market throughout the country.

Bradesco Corretora inaugurated, in 1Q08, two new Share Rooms in Campinas (SP) and Rio de Janeiro (RJ), totaling nine share rooms.

The ISO9001:2000 certificates of the Home Broker, Sana and GoodPriv@cy Data Protection Label (2002 edition) systems were renewed.

With a total volume traded of R$79.4 million in 1Q08, Bradesco Corretora maintained a highlighting position in the market, operating in Public Offerings for Share Purchase, Primary and Secondary Public Distributions and Special Operations and Privatization Auctions, assisting a total of 409 clients among individuals and legal entities, in the Public Distributions.

In the institutional clients segment, besides traditionally focusing on the Brazilian market, we expanded our presence in the United States and Europe. Our activities are developed by commercial and operating teams located in São Paulo, New York and London.

Bradesco Corretora offers to its clients a complete investment analysis service with coverage of the main sectors and companies of the Brazilian market. Our team of analysts is comprised of sector specialists (senior analyst and assistants) who disclose their opinions to clients in an equitable way by means of follow-up reports and guides of shares. Besides counting on its own economist team dedicated to the specific demand of the Brokerage firm’s clients, they may count on analyses of the team of economists of Banco Bradesco.

It also offers the Tesouro Direto (Direct Treasury) Program, which allows the individual client to invest in federal government bonds via the Internet; he/she just has to register at Bradesco Corretora via the Website www.bradesco.com.br.

The Adjusted Net Income recorded in 1Q08 amounted to R$12.1 million.

The Shareholders’ Equity, on March 31, 2008, reached R$247.8 million, equivalent to 36.1% of total assets, which added up to R$685.5 million.

Information – Trading on BM&F and Bovespa

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

BM&F
Ranking	27th	29th	24th	23rd
Contracts Traded (thousand)	737	796	924	1,116
Financial Volume (R$ million)	57,594	49,870	68,112	83,371

Stock Exchange
Ranking	12th	15th	13th	11th
Number of Investors	24,309	26,040	51,270	89,034
Number of Orders Executed	258,304	364,607	669,194	750,839
Financial Volume (R$ million)	8,657	9,454	17,806	18,865

Home Broker
Ranking	6th	2nd	2nd	2nd
Number of Registered Clients	62,369	71,761	121,751	137,807
Number of Orders Executed	185,608	281,579	559,776	624,369
Financial Volume (R$ million)	1,298	2,075	5,178	5,949

Bradesco Securities, Inc.

Balance Sheet

	R$ thousand

	2006	2007		2008

	December	March	December	March

Assets
Current and Long-Term Assets	48,238	45,743	39,699	35,227
Funds Available	7,227	8,027	16,723	14,812
Interbank Investments	247	229	205	194
Securities and Derivative Financial Instruments	40,426	37,139	20,304	20,073
Other Receivables and Other Assets	338	348	2,467	148
Permanent Assets	545	504	381	347
Total	48,783	46,247	40,080	35,574

Liabilities
Current and Long-Term Liabilities	413	293	2,546	1,718
Other Liabilities	413	293	2,546	1,718
Shareholders’ Equity	48,370	45,954	37,534	33,856
Total	48,783	46,247	40,080	35,574

Statement of Income

	R$ thousand

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Gross Income from Financial Intermediation	908	535	535	567
Other Operating Income/Expenses	(413)	(969)	23	(1,537)
Operating Income	495	(434)	558	(970)
Net Loss/Income	495	(434)	558	(970)

Bradesco Securities, Inc., a wholly-owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of share purchase and sale, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Deposit Certificates, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by the more than 90 ADR programs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets, which is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

The Board of Governors of the Federal Reserve System considers Banco Bradesco to be a Financial Holding Company that enables the expansion of Bradesco Securities’ activities.

This status is given following a strict analysis of various aspects determined by the US banking legislation, including Banco Bradesco’s high level of capitalization and the quality of its Management. Thus, the Bank is allowed to, either directly or through its subsidiaries, to operate in the US market, whenever considered convenient, carrying out financial activities under the same conditions as local banks, in particular the following:

– Securities market (underwriting, private placement and market-making);

– Acquisitions, mergers, portfolio management and financial services (merchant banking);

– Mutual funds portfolio management; and

– Sale of insurance.

Thus, Banco Bradesco has strengthened its role in the Investment Banking segment, expanding its opportunity to explore various financial activities in the US market, and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 - Operating Structure

Corporate Organization Chart

Main Shareholders

Elo Part. e Inv. S.A. (Directors/ Employees)
53.70% COMMON
25.85% TOTAL
Nova Cidade de Deus
Fundação Bradesco(1)
46.30% COMMON
98.35% PREFERRED
73.29% TOTAL
44.84% COMMON
44.84% TOTAL
Aguiar Family
22.01% COMMON
22.01% TOTAL
Cidade de Deus
33.15% COMMON
33.15% TOTAL
48.22% COMMON
0.02% PREFERRED
24.12% TOTAL
74.72% COMMON
39.51% TOTAL
BES
7.97% COMMON
3.99% TOTAL
Bank of Tokio Mitsubishi – UFJ (MUFG)
1.22% COMMON
1.21% PREFERRED
1.21% TOTAL
NCF
25.13% COMMON
100.00% PREFERRED
60.41% TOTAL
3.55% COMMON
1.78% TOTAL
Market
22.62% COMMON
97.21% PREFERRED
59.91% TOTAL
Banco Bradesco
16.42% COMMON
1.56% PREFERRED
8.99% TOTAL

(1) Bradesco’s management (Board of Executive Officers and Board of Directors) comprises the Presiding Board of Fundação Bradesco, maximum Deliberative Body of this Entity. Reference Date: 4.16.2008

Main Subsidiaries and Affiliated Companies

Banco Bradesco
99.99% COMMON
99.99% TOTAL
Banco Bradesco Argentina
100.00%
Bradesco Securities
100.00%
Banco Bradesco Luxembourg
100.00%
Bradport – SGPS, Sociedade Unipessoal Lda.
100.00% COMMON
100.00% TOTAL
Bradesco Leasing S.A. Arrendamento Mercantil
100.00% COMMON
100.00% TOTAL
Banco Boavista
100.00% COMMON
100.00% TOTAL
Banco Finasa
99.99% QUOTAS
Bradesplan Participações Ltda.
99.99% QUOTAS
Tempo Serviços Ltda.
99.99% QUOTAS
Bradesco Consórcios
7.27% COMMON
7.27% TOTAL
Cia. Securit. de Créditos Financeiros Rubi
92.69% COMMON
92.69% TOTAL
99.80% COMMON
99.80% TOTAL
Banco Alvorada S.A.
99.99% QUOTAS
Scopus Tecnologia
99.99% QUOTAS
União Participações Ltda.
100.00% COMMON
100.00% TOTAL
Banco Bankpar S.A.
100.00% COMMON
100.00% TOTAL
Alvorada Cartões, Créd. e Financ. Invest. S.A.
100.00%
Banco Bradesco Cartões
100.00% COMMON
100.00% TOTAL
Banco BMC S.A.
100.00%
New York Branch
100.00%
Nassau Branch
100.00%
Grand Cayman II Branch
100.00% COMMON
100.00% TOTAL
Banco Bradesco BBI S.A.
100.00%
Grand Cayman Branch
100.00% COMMON
100.00% TOTAL
Bradesco Corretora T.V.M.
100.00% COMMON
100.00% TOTAL
BRAM Bradesco Asset Management S.A. D.T.V.M.
100.00%
Bradesco Services Co.
49.30% COMMON
49.30% TOTAL
CPM Holdings
100.00% COMMON
100.00% TOTAL
Bradesco Seguros
99.90% COMMON
99.90% TOTAL
Bradesco Argentina de Seguros
100.00% COMMON
100.00% TOTAL
Atlântica Capitalização
99.99% QUOTAS
Bradesco SegPrev Investimentos Ltda.
100.00% COMMON
100.00% TOTAL
Bradesco Capitalização
100.00% COMMON
100.00% TOTAL
Bradesco Vida e Previdência
100.00% COMMON
100.00% TOTAL
Bradesco Saúde
84.76% COMMON
84.76% TOTAL
Bradesco Auto/RE Cia. de Seguros
15.24% COMMON
15.24% TOTAL
100.00% COMMON
100.00% TOTAL
Bradesco Dental S.A.
100.00% COMMON
100.00% TOTAL
Atlântica Cia. de Seguros

Reference Date: 3.31.2008

Administrative Body

General Shareholders' Meeting
Fiscal Council
Board of Directors
Lázaro de Mello Brandão – Chairman
Antônio Bornia – Vice-Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
Ricardo Espírito Santo Silva Salgado
Audit Committee
Compliance and Internal Controls Committee
Integrated Risk Management and Capital Allocation Committee
Ethical Conduct Committee
Compensation Committee
General Inspectorate (Internal Audit)
Ombudsman
Chief Executive Officer
Márcio Artur Laurelli Cypriano
General Secretariat
Carlos Alberto Rodrigues Guilherme
(Managing Director)
Risk Management and Compliance
Domingos Figueiredo de Abreu
(Managing Director)
• Human Resources
• Training
Milton Matsumoto
(Managing Director)
Executive Vice-Presidents
Managing Directors
Areas
• Banco BMC
Arnaldo Alves Vieira
Odair Afonso Rebelato
• Bradesco Prime
• Bradesco Varejo
Paulo Eduardo D'Avila Isola
• Bradesco Cartões
• Finasa
• Leasing
• Visa Vale
José Luiz Acar Pedro
Armando Trivelato Filho
• Bradesco Dia&Noite (Day&Night)
• Equity
• Scopus – Services
• Security, Transportation and Money
José Guilherme Lembi de Faria
• Banco Bradesco Argentina
• Banco Bradesco Luxembourg
• Bradesco Services Co.
• Bradesco Trade Services Ltd.
• Bram – Bradesco Asset Management
• Fx/International Area
• Private Banking
Bernardo Parnes
(BBI General Manager)
• BBI
• Bradesco Corretora
• Bradesco Securities (New York and London)
Julio de Siqueira Carvalho de Araujo
• Economic Studies and Research
• Treasury
Laércio Albino Cezar
• IT Governance
Aurélio Conrado Boni
• Systems Development
• Research and Technological Innovation
• Data Processing and Communications
• Scopus – Solutions
Milton Matsumoto
• O&M
• Business Technology
Luiz Carlos Trabuco Cappi
• Grupo Bradesco de Seguros e Previdência
Insurance
Life and Private Pension Plans
Certificated Savings Plans
Milton Almicar Silva Vargas
Domingos Figueiredo de Abreu
• Fiscal Audit
• General Controllership
• Budget and Control
• Market Relations
Investor Relations
Social-environmental Responsibility
Carlos Alberto Rodrigues Guilherme
• Purchase
• Legal
Norberto Pinto Barbedo
Ademir Cossiello
• Bradesco Administradora de Consórcios
• Sale of Products and Services
• Loans and Financings
Sérgio Alexandre Figueiredo Clemente
• Bradesco Corporate
• Bradesco Empresas (Middle Market)
• Planning and Corporate Operations
Sérgio Socha
• Marketing
José Alcides Munhoz
• Shares and Custody
• Loan
• Investments
• For Client Relations
• Fees on Services
Luiz Pasteur Vasconcellos Machado
• Operating Control
• Loan Recovery
• Centralized Services

Main Ratings – Bank

Fitch Ratings								Moody's Investors Service								Standard & Poor’s						Austin Rating
International Scale						Domestic Scale		International Scale					Domestic Scale		Financial Soundness (1)	International Scale – Counterparty Rating				Domestic Scale		Domestic Scale		Corporate Governance (3)
Individual	Support	Foreign Currency (1)		Local Currency (1)		Domestic (1)		Foreign Currency Deposit		Foreign Currency Debt	Domestic Currency Deposit		Deposits			Foreign Currency		Local Currency		Counterparty Rating		Financial Soundness (1)	Short- term
		IDR – Delinquency Probability of Issuer Long-term	IDR – Delinquency Probability of Issuer Short-term	IDR – Delinquency Probability of Issuer Long-term	IDR – Delinquency Probability of Issuer Short-term	Long- term	Short- term	Long- term (2)	Short- term	Long-term (2)	Long-term (2)	Short- term	Long- term (2)	Short- term		Long- term (1)	Short- term	Long- term (1)	Short- term	Long- term (1)	Short- term
A	1	AAA	F1	AAA	F1	AAA (bra)	F1+ (bra)	Aaa	P-1	Aaa	Aaa	P-1	Aaa.br	BR-1	A	AAA	A-1	AAA	A-1	brAAA	brA-1	AAA	A-1	AAA
A/B	2	AA	F2	AA	F2	AA (bra)	F2 (bra)	Aa	P-2	Aa	Aa	P-2	Aa.br	BR-2	A–	AA	A-2	AA	A-2	brAA	brA-2	AA	A-2	AA
B	3	A	F3	A	F3	A (bra)	F3 (bra)	A	P-3	A	A1	P-3	A.br	BR-3	B+	A	A-3	A	A-3	brA	brA-3	A	A-3	A
B/C	4	BBB-	B	BBB	B	BBB (bra)	B (bra)	Baa	NP	Baa3	Baa	NP	Baa.br	BR-4	B	BBB-	B	BBB-	B	brBBB	brB	BBB	B	BBB
C	5	BB	C	BB	C	BB (bra)	C (bra)	Ba2		Ba	Ba		Ba.br		B–	BB	B-1	BB	B-1	brBB	brC	BB	C	BB
C/D		B	D	B	D	B (bra)	D (bra)	B		B	B		B.br		C+	B	B-2	B	B-2	brB	brSD	B	D	B
D		CCC		CCC		CCC (bra)		Caa		Caa	Caa		Caa.br		C	CCC	B-3	CCC	B-3	brCCC	brD	CCC		CCC
D/E		CC		CC		CC (bra)		Ca		Ca	Ca		Ca.br		C–	CC	C	CC	C	brCC		CC		CC
E		C		C		C (bra)		C		C	C		C.br		D+					brSD		C		C
		RD		RD		DDD (bra)									D					brD
		D		D		DD (bra)									D–
						D (bra)									E+
E

N.B.: Bradesco’s risk ratings are among the highest attributed to Brazilian banks.
      (1) Signs of plus (+) and minus (-) are used to identity a better or worse position within a same rating scale.
      (2) Numeric modifiers 1, 2 and 3 are added to each generic rating from Aa to Caa, meaning lower or higher risk in the same category.
      (3) This is the first governance rating granted in Latin America. The assessment acknowledges that Bradesco adopts excellent corporate governance practices and a relationship policy characterized by high level of quality, transparency and ethics.

Main Ratings – Insurance Company and Certificated Savings Plans

Insurance			Certificated Savings Plans

Fitch Ratings		Standard & Poor’s	Standard & Poor’s

Domestic Scale	International Scale	Domestic Scale (1)	Domestic Scale

Domestic Rating of Financial	International Rating of Financial	Counterparty Rating	Counterparty Rating
Strength of Insurance Company	Strength of Insurance
Company

AAA (bra)	AAA	brAAA	brAAA
AA (bra)	AA	brAA	brAA
A (bra)	A	brA	brA
BBB (bra)	BBB	brBBB	brBBB
BB (bra)	BB	brBB	brBB
B (bra)	B	brB	brB
CCC (bra)	CCC	brCCC	brCCC
CC (bra)	CC	brCC	brCC
C (bra)	C	brSD	brSD
DDD (bra)	DDD	brD	brD
DD (bra)	DD
D (bra)	D

Main Rankings

Source	Criterion	Position	Disclosure Date

“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	1st (Brazil)	March 2008
“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	23rd (Worldwide)	March 2008
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	3rd (Brazil)	March 2008
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	85th (Worldwide)	March 2008

(*) Forbes 2000: companies comprising “The World’s Leading Companies” list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

Market Segmentation

Focusing its actions on relationship, the segmentation process in Bradesco is aligned to the market trend which consists of grouping together customers with similar profiles, thus allowing a personalized customer service and increasing gains of productivity and quickness. That process provides larger flexibility and competitiveness to the Bank in the execution of its business strategy, providing dimension to operations for not only individual or corporate clients, concerning quality and specialization, but also in specific demands of sundry customer profiles.

Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet the clients’ needs, developing long-term ethical and innovative relationship that ensures sustainable growth, in harmony with the interests of shareholders and the community.

The area has values that guide its day-to-day activities. They are:

– teamwork;

– ongoing pursuit of innovation and excellence in customer service;

– transparency in all its actions;

– commitment to self-development;

– adherence to strategic guidelines;

– creativity, flexibility and initiative; and

– agile delivery to clients.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to serve companies from its target market. Based on a “customer” rather than a “product” standpoint, it maintains a centralized relations management, offering, in addition to traditional products, Tailor-made and Capital Markets structured solutions, through Managers who have a clear vision of risk, market, economic industries and relationship.

Bradesco Corporate Banking’s absolute commitment with quality, the essence of a long-term effort, started to take shape in 2000, when the company was granted the ISO 9001:2000, which is a reference for excellence in efficiency in the service providing, evaluated by clients. With the adoption of practices acknowledged by the market, its Management System has been improving, resulting in the achievement of the Prêmio Gestão Banas de Qualidade (Banas Quality Management Award) in 2006, and the Prêmio Paulista de Qualidade da Gestão - Medalha de Ouro (Paulista Quality Management Award – Golden Medal) in 2007, which indicates companies with the best management practices, for its efficiency and quality.

The concern about seeking solutions with significant added value for the Institution is reflected in the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship and familiarity with this industry's production chain and the synergy which exists among the Bank's segments.

The managed funds comprising assets (credits, bonds and guarantees) and liabilities (deposits, funds and portfolios) amounted to R$120 billion.

Target Market

The 1,204 economic groups comprising Bradesco Corporate Banking’s target market, which is mostly comprised of large corporations which record sales results in excess of R$350 million/year are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Bradesco Empresas (Middle Market)

Bradesco Empresas (Middle Market) segment was implemented with a view to offering services to companies with sales results from R$30 million to R$350 million/year, through 68 exclusive branches in the main Brazilian capitals.

This segment aims at offering the best business management, such as: Loans, Financings, Investments, Foreign Trade, Derivatives, Cash Management and Structured Operations, targeting customers’ satisfaction and results to the Organization.

The 68 branches are strategically distributed throughout Brazil as follows: Southeast (41), South (16), Mid-West (4), Northeast (5) and North (2).

Bradesco Empresas is formed by a team of 44 Lead Managers and 342 Relationship Managers, who are included in the Anbid Certification Program, as well as 214 Assistant Managers who render tailor-made services to an average of 35 economic groups per Relationship Manager, encompassing 25,329 companies from all sectors of the economy.

Bradesco Empresas manages funds, among loan operations, guarantees, deposits, funds and collections, of approximately R$48.4 billion.

In the pursuit of ongoing quality, the Bradesco Empresas Department and the Empresas Santo Amaro Branch were granted the NBR ISO 9001:2000 certification by Fundação Carlos Alberto Vanzolini in the scope “Client Relations Management of the Bradesco Empresas Segment” and “Client Relations Management of Bradesco Empresas of the Empresas Santo Amaro Branch - SP”, respectively, attesting to the Bank’s commitment to process improvement and client satisfaction.

Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals, offers the Bank's high-income individual clients with minimum funds available for investment of R$1 million, an exclusive line of products and services aimed at increasing their equity by maximizing returns. Therefore, according to a Tailor-Made concept, the most appropriate financial solution is sought, considering each client profile, providing advisory services for asset allocation, as well as tax and successive guidance.

Bradesco Private Banking, always focused on the proximity to its client base, has two offices in the cities of São Paulo and Rio de Janeiro, as well as 8 service units located in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador, Recife and Fortaleza.

Bradesco Private Banking is certified both by ISO 9001:2000 with scope on the “Relationship Management of High Net Wealth Individual Clients” and GoodPriv@cy (Data Protection Label – 2002 Edition) granted by IQNet (The International Quality Network), in the “Management of Privacy of Data Used in the Relationship with High Net Wealth Clients”.

Bradesco Prime

Bradesco Prime operates in the segment of high-income clients having as target-public individuals with income of R$4 thousand or higher or with an investment of R$50 thousand or higher. Bradesco Prime’s mission is to be the primary Bank of the Client, focused on the quality of relationships and on the offering of appropriate solutions to their needs with prepared staff, adding value to shareholders and employees, within ethical and professional standards. The segment value proposal is based on the following premises:

Personalized assistance, provided by Relationship Managers who manage a small client portfolio and are continually enhancing their professional qualification, in order to provide a high-level financial consulting service.

Personalized products and services, among them, the Bradesco Prime Loyalty Program, which aims to encourage the relationship between the clients and the Bank, by means of the offer of increasing benefits.

Exclusive branches, specifically designed to provide comfort and privacy.

Relationship channels, such as: exclusive Internet Banking (www.bradescoprime.com.br), with the competitive advantage of the online chat, where financial consultants interact with clients in real time, the call center with an exclusive assistance center, in addition to an extensive Customer Service Network, comprised of its branches, ATM equipment and Banco24Horas throughout Brazil.

During its years of existence, Prime invested in technology, in the improvement in the relationship with its clients and in the qualification of its professionals, as well as achieved an outstanding position in the Brazilian high-income market and has consolidated its position as the largest segment in Customer Service Network, with 228 branches, strategically located.

Since 2005, the Bradesco Prime Department has been certified by Fundação Carlos Alberto Vanzolini, NBR ISO 9001:2000 rule under the scope “Bradesco Prime Segment Management”, enhancing Bradesco’s commitment to continuously improving processes and pursuing clients’ satisfaction.

Bradesco Retail

Bradesco is a traditional Retail Bank, serving with high quality all segments of the Brazilian population. For the success of this assistance which comprises all social classes, the Organization counts on an extensive customer service network which reaches companies and people in all regions of the country, including those with lower economic level. Thus, it reflects the effort that the Organization puts in the democratization of banking products and services, social inclusion and better income distribution.

The Bank has more than 18 million account holders, individual and corporate clients, who carry out millions of transactions daily in Brazil's largest Customer Service Network, comprised of branches, service branches, Postal Bank branches and Bradesco Expresso, apart from thousands of teller machines, providing easy and convenient services in different hours.

In order to make this assistance easier and special, clients can use channels such as the Fone Fácil (Easy Phone) service, Internet Banking and Bradesco Celular, through which a significant portion of daily transactions are carried out.

The Retail segment has been focusing on the growth in the client base and the loan portfolio. Also, the development of financial products, tailor-made to meet the customers' profiles, is an evidence of a constant search for service excellence, valorizing and strengthening agile and reliable relationships.

Significant investments have been made in staff training, aiming at qualifying employees for providing customized and efficient customer services, increasing the client’s loyalty to the Bank.

Bradesco Retail not only has more than 2,800 branches and 2,600 service branches (PAB/PAE), but also makes available a Digital Branch, operating in a virtual environment and offering courier service, in which a team of managers serves its clients, regardless of location, from 8:00 am to 10:00 pm, seven days a week.

Postal Bank

Postal Bank is a brand through which Bradesco offers its products and services in a partnership with the Brazilian Post Office Company (ECT). The segment is an example of success of Correspondent Banks, due to its large scope, products and services portfolio, and the social role it plays in society.

The Postal Bank provides a new way for the banking retail, as it reaches all Brazilian cities, allowing millions of Brazilians to enter the banking system. There are 5,851 Branches set up in more than 5 thousand Brazilian cities.

Around 1.7 thousand branches were set up in cities which, until then, were devoid of banks, benefiting many people who had the opportunity to, for the first time in their lives, obtain a check book, make a deposit in a savings account, or obtain a loan in a regulated institution.

Thanks to Postal Bank, thousands of beneficiaries of the Brazilian Social Security Institute (INSS) can now receive their benefits in a branch close to their homes. Thus, clients can carry out banking transactions easier, without having to travel long distances, and without spending a good part of their earnings on the way from their homes to the Branch.

Postal Bank’s expansion has also disseminated in the municipalities where it is present the use of credit and debit cards and the affiliation of the commercial establishments to the Visa Network, improving services in the postal branches. Such expansion also provided more options for the local populations to make their payments and became an important support to Bradesco’s clients who make transactions in Brazil.

Postal Bank also promotes the social-economic development of cities where it is present, as it makes easier the circulation of money, attracting new merchants and greater offer of goods and merchandise.

Available Services:

  Reception and submission of account opening proposals;

  Withdrawals in checking account and savings account;

  Deposits in checking account and savings account;

  Provision of balances and bank statements of checking account, savings account and INSS;

  Receipt of banking collection documents; (*)

  Receipt of consumption bills (water, energy, telephone, etc.); (*)

  Payment of INSS benefits;

  Revalidation of INSS passwords;

  Reception and submission of loan proposals;

  Online loans to clients with available limit;

  Debit Card requests;

  Receipt of state (except Minas Gerais) and municipal taxes, as well as FGTS; (*)

  Receipt of Federal Taxes (DARF);

  Receipt of Social Security Form (GPS);

  Vehicle licensing in the States of Bahia and Rio Grande do Sul; and

  Positive Card Verification Value (CVV2) identification –Security Code.

(*) With bar code.

Number of Postal Bank Branches

Bradesco Expresso

Bradesco has been increasing its share in the correspondent bank segment with the expansion of Bradesco Expresso Network, by means of partnerships entered into with supermarkets, drugstores, department stores and other retail chains.

On 3.31.2008, Bradesco Expresso Network totaled 12,381 units implemented.

Attractiveness for Store Owners, Clients and Bank

In addition to direct gains for the remuneration received, there are also indirect gains for the store owner, mainly due to the increase of sales. Such gains, provided by the greater flow of people, potential consumers of the products sold in the establishment, also open possibilities for client’s loyalty.

Postal Bank

Thinking about the well being of its clients and the community in general, Bradesco Expresso offers banking service in establishments which they identify to and already have a relationship closer to their homes or workplace, thus providing convenience in their banking transactions.

For Bradesco, this is the best way to reach low-convenience, especially the population deprived of bank services, promoting a banking inclusion that would not be possible by means of traditional bank branches.

Bradesco Expresso has operated in the receipt of consumption bills, taxes and collection slips, pre-paid cell phone recharge and withdrawals in checking account, savings account and INSS.

Number of Bradesco Expresso Units

Number of Transactions Carried out in Correspondent Banks (Postal Bank+ Bradesco Expresso) – in thousands

Customer Service Network

Customer Service Network	2006	2007		2008

	December	March	December	March

Service Branches – Own
Branches	3,008	3,015	3,160	3,169
– Bradesco	3,007	3,014	3,143	3,152
– Banco Finasa	1	1	1	1
– Banco BBI	–	–	1	1
– Banco BMC	–	–	15	15
PABs	1,056	1,069	1,151	1,175
PAEs	1,415	1,429	1,495	1,515
PAAs	71	111	130	135
Finasa Promotora de Vendas (Finasa Branches)	381	390	375	357
ATM Network Outplaced Terminals	2,540	2,580	2,776	2,877
Total Service Branches – Own	8,471	8,594	9,087	9,228

Service Branches – Third Parties
Banco24Horas Network Assisted Terminals	2,990	3,086	3,523	3,763
Postal Bank	5,585	5,639	5,821	5,851
Bradesco Expresso (Correspondent Banks)	8,113	9,084	11,539	12,381
Total Service Branches – Third Parties	16,688	17,809	20,883	21,995

Total Service Branches in the Country (Own + Third Parties)	25,159	26,403	29,970	31,223

Branches Abroad	3	3	5	5
Subsidiaries Abroad	5	5	7	7
Overall Total Service Branches (Country + Abroad)	25,167	26,411	29,982	31,235

Finasa – Associated Stores and Auto Dealers (**)	39,893	39,542	36,970	33,816

Total Branches containing ATMs in the Country – Own Network +
Banco24Horas (included in the total) (*)	10,919	11,155	12,312	12,957

ATMs
Own	24,099	24,464	25,974	26,735
Banco24Horas	3,201	3,346	3,939	4,221
Total ATMs	27,300	27,810	29,913	30,956

PAB (Posto de Atendimento Bancário) – branch located in a company, with an employee from the Bank.
PAE (Posto de Atendimento Eletrônico em Empresas) – branch located in a company, with an ATM.
PAA (Posto Avançado de Atendimento) – branch located in a city where there isn’t a Bank branch.
(*) In March 2008, there were 1,060 overlapping branches between the Own Network and the Banco24Horas Network.
(**) The decrease, as of December 2007 occurred due to the company’s strategic repositioning in personal loans and installment sales in stores.

Customer Service Network – Branches

Bradesco and Market Share

Region/State	March 2007			March 2008

	Bradesco	Total Banks	Market	Bradesco	Total Banks	Market
		in the Market(1)	Share (%)		in the Market(1)	Share (%)

North
Acre	5	35	14.3	5	35	14.3
Amazonas	60	151	39.7	60	155	38.7
Amapá	4	27	14.8	4	28	14.3
Pará	49	300	16.3	49	301	16.3
Rondônia	18	89	20.2	18	91	19.8
Roraima	2	19	10.5	2	19	10.5
Tocantins	13	86	15.1	15	89	16.9

Total	151	707	21.4	153	718	21.3

Northeast
Alagoas	11	126	8.7	12(4)	127	9.4
Bahia	208	764	27.2	210(4)	769	27.3
Ceará	92	369	24.9	94(4)	375	25.1
Maranhão	68	230	29.6	68	233	29.2
Paraíba	20	175	11.4	20	177	11.3
Pernambuco	62	483	12.8	65(4)	488	13.3
Piauí	8	117	6.8	8	116	6.9
Rio Grande do Norte	14	149	9.4	15	153	9.8
Sergipe	12	163	7.4	13	165	7.9

Total	495	2,576	19.2	505	2,603	19.4

Mid-West
Distrito Federal	31	314	9.9	33	319	10.3
Goiás	106	566	18.7	111(4)	572	19.4
Mato Grosso	62	248	25.0	63	252	25.0
Mato Grosso do Sul	57	228	25.0	57	231	24.7

Total	256	1,356	18.9	264	1,374	19.2

Southeast
Espírito Santo	39	367	10.6	40	373	10.7
Minas Gerais	281	1,864	15.1	295(5)	1,885	15.5
Rio de Janeiro	257(2)	1,704	15.1	279(2) (4)	1,732	16.1
São Paulo	1,090	5,933	18.4	1,167(3) (6)	6,028	19.4

Total	1,667	9,868	16.9	1,781	10,018	17.8

South
Paraná	175	1,229	14.2	183(4)	1,243	14.7
Rio Grande do Sul	158	1,471	10.7	165(4)	1,480	11.1
Santa Catarina	113	861	13.1	118(4)	872	13.5

Total	446	3,561	12.5	466	3,595	13.0

Overall Total	3,015	18,068	16.7	3,169	18,308	17.3

(1) Source: Unicad – Information on Entities of Interest to the Brazilian Central Bank (in 2008, it refers to September 2007).
(2) It includes 1 Banco Finasa’s branch.
(3) It includes 1 Banco Bradesco BBI’s branch
(4) It includes 1 Banco BMC’s branch.
(5) It includes 2 Banco BMC’s branches.
(6) It includes 4 Banco BMC’s branches.

Customer Service Network – Branches – Market Share

Bradesco Dia&Noite (Day&Night) Customer Service Channels

Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services available via state-of-the-art technology through the following alternative channels: Auto-Atendimento (ATM Network), Fone Fácil (Easy Phone) and Internet Banking.

Reassuring the commitment to social responsibility, the Bradesco Dia&Noite (Day&Night) Customer Service Channels provide access to people with special needs, as follows:

– Internet Banking for visually impaired people;

– Personalized assistance for hearing impaired people, by means of the digital language in Fone Fácil (Easy Phone); and

– Access to visually impaired people and wheelchair users in Auto-Atendimento (ATM Network) (which is being extended).

Bradesco Dia&Noite (Day&Night) – ATM Network

The ATM network has 26,735 machines on 3.31.2008, strategically distributed throughout Brazil. This Network provides fast and practical access to a diverse range of products and services. In addition,

Bradesco’s clients who have debit cards in checking or savings accounts can use 4,221 Banco24Horas machines for withdrawal, balance and bank statement transactions.

Banking Service Outlets

Items	2006	2007		2008

	December	March	December	March

Total Own Network	7,929	8,069	8,789	9,194
– Branches, PABs, PAEs and PAAs	5,332	5,489	6,013	6,317
– Outplaced Terminals	2,597	2,580	2,776	2,877
Total Banco24Horas (*)	2,990	3,086	3,523	3,763
Overall Total	10,919	11,155	12,312	12,957

(*) In March 2008, it includes 1,060 outlets overlapping with own network.

Distribution of ATM Network

Note: It includes Banco24Horas ATMs.

ATM Network – Number of Transactions – in thousand

N.B.: It includes the transactions performed in Banco24horas ATMs.

ATM Network Highlights – millions

Items	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Number of Cash Withdrawal Transactions	123.5	114.1	126.6	118.6
Number of Deposit Transactions	47.5	44.2	45.0	42.1

N.B.: It includes the transactions performed in Banco24horas ATMs.

Bradesco has innovated and made available to its clients the largest number of services as possible.

Bradesco Dia&Noite (Day&Night) – Fone Fácil (Easy Phone Service)

With a 24/7 telephone access, the client can obtain information, make transactions and acquire products and services related to his/her Checking Account, Savings Account, Credit Cards and other products available in this channel through electronic and personalized assistance.

By means of specific numbers, the client has access to several other telephone service centers. The main ones are: Internet Banking, Net Empresa, Consortium, Private Pension Plan, Finasa and Collection. There is also Alô Bradesco and the Ombudsman, channels which are destined to make compliments, suggestions or complaints.

Fone Fácil – Calls Evolution – million

Fone Fácil – Number of Transactions – thousands

Bradesco Dia&Noite (Day&Night) – Internet Banking

Bradesco Dia&Noite (Day&Night) manages a Portal, which contains links to 49 related websites, 36 of which are institutional and 13 are transactional.

Since it was first launched, Bradesco has innovated and made available the largest number of online services as possible to its clients.

Internet Banking – thousands of registered users

Internet – Number of Transactions – in thousands (*)

(*) Number of transactions made via Internet Banking, ShopInvest, Cards, ShopCredit, Certificated Savings Plan, Net Empresa and Net Empresa – WebTA (Web File Transmission) and Cidadetran.

Services	Website	Transactions carried out
1st Quarter of 2008

• Bradesco Internet Banking	(www.bradesco.com.br)	90.6 million

• ShopInvest Bradesco	(www.shopinvest.com.br)	1.2 million

• ShopCredit	(www.shopcredit.com.br)	5.1 million

• Bradesco Net Empresa	(www.bradesco.com.br)	16.1 million

• Bradesco Cartões	(www.bradescocartoes.com.br)	7.2 million

• Net Empresa – WebTA	(Web File Transmission)	213.5 million

• Bradesco – Cidadetran	(www.cidadetran.com.br)	2.1 million

Investments in Infrastructure, Information Technology and Telecommunications

At Bradesco Organization, the investments for expanding infrastructure capacity, IT and telecommunications are designed to maintain a modern, practical and secure Customer Service Network. The Bank is one of the world's most contemporary companies, creating a unique advantage for its clients and users in Brazil and abroad.

Investments Evolution

	R$ million

	Years					1st Qtr.

	2003	2004	2005	2006	2007	2008

Infrastructure	469	230	245	354	478	118
IT/Telecommunications	1,225	1,302	1,215	1,472	1,621	433
Total	1,694	1,532	1,460	1,826	2,099	551

Risk Management and Compliance

Credit Risks, Market Risks, Liquidity, Operational Risks, Internal Controls and Compliance

Bradesco Organization deems the risk management essential in all its activities, using it with the purpose of adding value to its business, to the extent that it enables support to the commercial areas in the planning of their activities, maximizing the utilization of own funds and of third parties, in benefit of shareholders and the company.

It also considers that the risk management activity is highly relevant, due to the growing complexity of services and products offered by the Organization, and also in view of the globalization of its business. Therefore, Bradesco is constantly improving its risk management-related activities, duly aligned with the applicable regulations and the best international practices, adjusted to the Brazilian reality.

The Organization carries out considerable investments in activities related to risk management processes, especially in the qualification of employees, so as to enhance the quality of the operation and ensure the necessary focus, inherent to these activities, which produce a strong added value.

Corporate Governance

In a broad sense, the Corporate Governance process represents the set of practices that aims to optimize the performance of a company and protect stakeholders, such as shareholders, investors, clients, employees, suppliers etc., as well as to facilitate access to capital, add value to the company and contribute to its sustainability, mainly involving, aspects focused on transparency, equal treatment of shareholders and accountability.

In this context, Bradesco Organization’s Risk Management Process counts on the participation of all segments within the scope of Corporate Governance, which comprises the Senior Management until the several business and product areas in the identification of risks.

Governance Scope

This structure is aligned with the best market practices, counting on independent board members, policies, committees with specific functions and dedicated directive structure, establishing rules and procedures, providing human resources and technology focused on the execution of the respective activities.

Risk Management Process

Bradesco Organization approaches the management of all the risks inherent to its activities in an integrated manner, within a process, based on the support from its Internal Controls and Compliance structure (concerning regulations, rules and internal policies).

This view allows the ongoing improvement of its risk management models, minimizing gaps that could jeopardize their correct identification and assessment.

Risk Management

The structure of the Bradesco Organization’s Risk Management Process allows Credit, Market, Liquidity and Operational risks to be effectively identified, evaluated, monitored, controlled and mitigated in a centralized manner.

In order to ensure unicity to the risk management process, there is a high-level permanent forum with the intention to obtain synergy among these activities at the Organization. This instance called Integrated Risk Management Committee and Capital Allocation Committee, is a Statutory Committee, and has as attribution to advise the Board of Directors in the approval of institutional policies, operational guidelines and establishment of exposure limits to risks within the scope of the economic-financial consolidated. Additionally, there are three Executive Committees for issues related to Credit, Market, Liquidity and Operational Risk which, among their attributions, suggest the tolerance limits to their respective risks and prepare mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee.

Below we show Bradesco Organization’s Risk Management Structure

We also point out the existence of the Risk Management and Compliance Department – DGRC, which is a dedicated and independent department exclusively focused on activities related to global risk and internal controls management, reflecting the Organization’s commitment to the theme, besides showing the recommendations enacted by the New Capital Accord (Basel II) and the best Corporate Governance practices. The Department has as duty to coordinate the work to comply with Resolutions 2,554 (Internal Controls), 3,380 (Operational risk), 3,464 (Market Risk), 3,490 (Required Reference Equity) of the National Monetary Council and with the provisions of the U.S. Sarbanes-Oxley act, Section 404.

The risk management process in Bradesco Organization comprises a virtuous circle, which involves:

– Identification of risks: present in the daily routine of the units of business, operations, products and services. This activity comprises identification, classification and the assessment of the exposure to risk level and its control effectiveness, task made by means of the structure of Internal Controls and Compliance;

Risk Management and Compliance

– Measurement of risks: it involves the use of a series of methodologies, such as calculation of the expected and unexpected losses, calculation of VaR (Value at Risk), stress tests and use of market benchmarks;

– Mitigation of risks: it represents the reduction of the estimated gross weighted risks, leading to acceptable residuals by means of the adoption of actions aiming at transferring and implementing effective controls, periodically revaluated and regularly tested as to its adequate execution;

– Monitoring and control of risks: it uses the results of measurement models for the establishment of policies and limits. These limits are divided and monitored daily, weekly, monthly or according to each situation. In addition, we have an integrated management system which incorporates several elements, such as specific models for measurement of each risk, historical data base, adequate procedures of internal controls and a qualified team in the risk management function; and

– Risk Report: for each business unit, information aiming at the integrated risk management is reported in analytical and consolidated bases.

New Capital Accord– Basel II

Structure and Fundamentals

One of the main functions of the central banks of several countries is the supervision of the financial system under their jurisdiction, in the sense of avoiding and mitigating possible banking crises which, in case it occurs, may deeply affect local economies.

With the financial globalization, a banking crisis in a certain country may affect the banking and economic activities of other countries, with the need for alignment of the supervision activities of the several central banks, so as to level the banking risk measurement criteria and ensure the solvability of the international financial market. This need was met by the Basel Capital Accord of 1988. The main guideline of this accord was the requirement of minimum capital in relation to the credit risk. The supervisors of each country require from the banks under their jurisdiction a minimum capital amount in relation to their portfolio assets, weighted by the risk level determined by the supervisors. Later, in 1996, the Basel Committee on Banking Supervision added market risk as one more risk factor to be considered for capital allocation.

The evolution of the global banking scenario and the acceleration of the integration pace of several financial systems through complex and sophisticated instruments resulted in the need to improve the Capital requirement rules established in 1988 and 1996. After more than six years of studies, the New Capital Accord (Basel II), disclosed in June 2004, improved the requirements of the previous accord, based on the “three pillars”:

The First Pillar has two main innovations concerning the previous accord: a) the risk weighing rules which currently are established by the regulator, may be based on internal classifications of the banks themselves; and b) the addition to the capital requirement of the amount related to the operational risk.

The Second Pillar comes from the fact that the supervising authority excludes itself from the function of determining the risk level of banking assets in the internal evaluation models. The exclusion fundamental is that the banks themselves are best qualified to determine them. On the other hand, the supervising tasks of the banking authority are added to the internal risk measurement processes of the banks under its jurisdiction.

The Third Pillar recommends to the banks a set of minimum information for the disclosure to the market, so that it can make a better evaluation based on the risks incurred by each one of the institutions in their activities.

Implementation in Brazil

As of 1994, the Central Bank of Brazil started disclosing normative rulings based on the orientations given by the Basel Accord (Basel I) for the financial instructions risk follow-up, continuously updated.

In September 2007, the Central Bank of Brazil issued Notice 16,137, which updated the initial schedule defined by Notice 12,746, of December 2004, for implementation of the New Basel Accord (Basel II), as the following table:

2007	– Establishment of the capital allocation installment for Operational Risk. (*)

2008	– Establishment of eligibility criteria for adoption of internal models of market risk;
– Implementation of a credit risk management structure; and
– Disclosure of criteria to prepare database for internal systems for capital requirement for credit risk.

2009	– Beginning of the validation process of the advanced version for market risk;
– Establishment of criteria to implement the approach based on internal ratings for capital requirement for credit risks; and
– Disclosure of criteria for the recognition of internal models of capital requirement for operational risk.

2010	– Beginning of authorization process to use the basic approach based on internal ratings to calculate the capital requirement for credit risk.

2011	– Beginning of authorization process to use the advanced approach based on internal ratings to calculate the capital requirement for credit risk;
– Establishment of criteria for the adoption of internal models of capital requirement for operational risk; and
– Disclosure of an authorization process to use internal models of capital requirement for operational risk.

2012	– Beginning of the authorization process to use the advanced approach based on internal ratings to calculate the capital requirement for operational risk.

(*) Regulation not disclosed yet.

In accordance with the New Accord, the Central Bank published Resolutions 3,380 and 3,464 which deal with the structures for operational and market risk management, respectively. Resolutions 3,444 and 3,490 were also published, changing the ascertainment rules of the Reference Equity and providing for the ascertainment of the Required Reference Equity, respectively.

Implementation of Basel II in the Bradesco Conglomerate

Based on the consulting documents disclosed by the Basel Committees and on the exercises of quantitative impacts (QIS) for implementation of Basel II, Bradesco, since 2003, prepares in an integrated manner to its adequacy to the requirements proposed by said documents.

In 2004, with the publication of the definite document about the New Capital Accord (International Convergence of Capital Measurement and Capital Standards), an internal implementation plan was established. Under the coordination of the Risk Management and Compliance Department, the plan involves areas of Bradesco Organization and is followed by a structure of PMO (Project Management Office), under the responsibility of the Organization and Methods Department.

The main activities established for adequacy are aimed at:

– historical data storage on default, recoveries and operational losses;

– review and update of the loan granting and recovery models;

– review of limit and guarantee management processes;

– definition, formalization and structuring of data, processes and management of banking and trading portfolios;

– evaluation of the market and liquidity risks data and models;

– definition and formalization of the mark-to-market processes;

– refining in the capture of operational risks data and models;

– risk models backtesting structure;

– development and effective application of economic capital models; and

– certification by the internal audit of all processes and models related to Basel II.

All these works follow orientations from an Executive Committee designated by the Board of Directors, under the coordination of the Organization’s CEO, showing the total commitment of our management to the implementation of Basel II.

We believe that the implementation of the approaches of Basel II, connected to the best market practices, will bring to our Organization improvements to the risk management processes.

Credit Risk Management

Credit Risk consists of the possibility of a counterparty of a loan or financial operation might not intend nor suffer any change in its ability to comply with its contractual liabilities, thus may generate any loss for the Organization.

Loan Granting

Under the responsibility of the Loan Department, the Organization’s loan process meets the determinations of the Loan Executive Committee and the Brazilian Central Bank, in addition to being based on the pursuit of security, quality, liquidity and diversification in the application of the loan assets.

In a constant search for agility and profitability in businesses, we use methodologies directed and adequate to each segment the Bank operates, guiding the granting of loan operations and the determination of operational limits when adequate.

Loan Policies

Within the rules and Loan Policy, the branches maintain their limit values variable, according to the size and guarantees of operations, whose automatic classification is verified against global risk of client/economic group global risk.

Loan proposals pass through an automated and under parameters system in a continuous improvement process, aiming at supplying indispensable subsidies for analysis, granting and follow-up of loans granted, thus minimizing the risks inherent to loan operations.

For the granting of mass loans, the specialized Credit and Behavior Scoring systems enable greater agility and reliability, besides the standardization of procedures in the credit analysis and granting processes.

The Loan Executive Committee located at Bradesco's Headquarters aims at joint decision-making processes within its skills referring to consultations about limits or operations proposed by the Bradesco Conglomerate, previously analyzed and with opinion of the Loan Department.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, taking into consideration the purpose and terms of the loan granted.

Loan Granting

Methodology Used for Client Assessment and Loan Portfolio

The credit risk assessment methodology, besides delivering data to establish minimum parameters in the loan granting and risk management, also enables to define special loan policies in view of characteristics and size of client, providing grounds not only for the correct pricing of operations, but also for the definition of adequate guarantees according to each situation.

The risk ratings for corporate are made on a corporate basis and periodically followed up, so as to preserve the quality of loan portfolio clients.

Regarding individuals, the risk ratings are mainly defined based on their registered reference variables, out of which we point out: income, equity, restrictions and indebtedness, besides standard and past relationship with the Bank.

Credit Risk Control

Aiming at mitigating the Credit Risk, Bradesco is continuously following up the processes of loan activities, in the improvement, examination and preparation of inventories of credit risk models, on the monitoring of credit concentration and on the identification of new components that offer credit risks.

In addition, the efforts, which are focused on the utilization of advanced models of measuring risks and on the continuous improvement of processes, have reflected on performance of the credit portfolio, both in terms of results and solidity, in various scenarios.

The credit risk control is made in a corporative manner through “Credit and Recovery Portfolio Follow-up” meetings. All meetings are monthly followed by the Executive Board and Officers of the main management areas, and by the Executive Credit Risk Management Committee, which has the following attributions:

a) to evaluate and recommend risk measurement strategies, policies, rules and methodologies to the Committee of Integrated Risk Management and Capital Allocation;

b) to follow and evaluate credit risk and measures taken to mitigate risks;

c) to follow and evaluate alternatives for credit concentration risk mitigation, aware of those people who may cause unexpected and unacceptable losses for Bradesco Organization;

d) to follow the implementation of methodologies, models and corporate credit risk management tools;

e) to evaluate the sufficiency of allowance for loan losses for coverage of expected losses on loan operations;

f) to follow the movements and development of the credit market, evaluating implications, risks and opportunities for Bradesco Organization; and

g) to regularly inform the CEO and the Integrated Risk Management and Capital Allocation Committee about its activities and make the recommendations deemed important.

We point out the following credit risk management activities:

– backtesting and gauging of the models used for measuring loan portfolio’s risks;

– active participation in the process of improving risk rating models of clients, respecting the particular characteristics of the business and product segments in which Bradesco operates;

– concentration analysis, by economic groups, activities, regions etc.;

– follow-up of critical risks: periodical monitoring of the main events of default, by means of individual analysis based on the growth of clients’ balances and recovery estimates;

– follow-up of the provisioning on expected and unexpected losses;

– continuous review and restructuring of the internal processes, including roles and responsibilities, qualification, organizational structures review and IT demands; and

– participation in the evaluation of credit risks upon creation or review of products.

In addition, the whole process of Credit Risk control comprises periodical review of projects related to the compliance with best market practices and requirements of New Capital Basel Accord, by means of action plans. Aiming at the improvement of the management process, all actions in progress are monitored, and we seek to identify and cover new gaps or needs that may arise.

We point out that we are focused on the adequacy of processes for alignment to the requirements of the IRB – Advanced approach of Basel II.

Credit Risk Analysis

For the credit risk control and management, we point out mainly the quality topics (classification and evaluation of clients), portfolio composition and concentration (by client/economic group, activity sector and maturity).

Portfolio Quality

In relation to the previous quarter, there was a slight increase in the quality of the total portfolio due to the growth in the participation of AA-C Rated credits in the operations focused on Corporate Clients.

Loan Operations – By Rating (in percentage)

Clients’ Characteristics	2007						2008

	March			December			March

	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H

Large Companies	98.3	0.9	0.8	98.6	0.7	0.7	98.8	0.6	0.6
Micro, Small and Medium-sized Companies	91.3	2.7	6.0	93.7	2.0	4.3	94.0	1.9	4.1
Individuals	88.6	2.2	9.2	89.6	1.8	8.6	89.4	1.9	8.7

Total	92.2	2.0	5.8	93.3	1.6	5.1	93.4	1.6	5.0

Provisioning

The processes to constitute the allowance for loan losses (PDD) meet the requirements of the Central Bank of Brazil, based on Resolutions 2,682 and 2,697 and complementary circulars, with the purpose of ensuring the adequate classification and quality of loan operations. The classification process for purposes of provision is composed by stages:

– evaluation and classification of the client/ economic group: quantitative (economic and financial indicators) and qualitative aspects (registration and behavioral data), connected to the clients’ capacity to honor their commitments, are considered;

– classification of the operation: evaluation of the classification of the client connected to the type, liquidity and sufficiency level of the guarantee (s); and

– reclassification by delay and term of the operation and by renegotiation.

After all classification steps for purposes of provision are carried out, the loss expected in 1 year is evaluated, trying to maintain a minimum coverage margin above this loss in order to ensure impacts by a possible acceleration of default, not captured by means of risk classification models applied to the portfolio. For the composition of this margin, exceeding provisions are constituted, which are allocated in the operations.

For the determination of this margin the highest amplitude of default above 90 days occurred in the last two years and applied on the expected loss in a year of the portfolio is calculated. For the portfolio of March 2008, the minimum margin verified was 38%.

The total amount of the provision is constituted by the generic (classification of the client and/or operation), specific (non-performing loan) and exceeding (internal criteria and policies) provisions.

PDD x Delinquency x Losses (Percentage over Loan Operation Balance)

The total volume of allowance for loan losses reached R$8,104 million, representing 5.8% of the total loan portfolio (6.0%, in December 2007), ensuring a coverage level of 47% above the expected loss of 1 year.

It is important to highlight the adherence of the provisioning criteria adopted, which may be proved by means of analysis of historical data of allowances for loan losses and losses effectively occurred in the subsequent period of twelve months during the analyzed period. For instance, in March 2007, for an existing provision of 6.7% of the portfolio, the loss in the twelve subsequent months was 4.7% of the portfolio in that date, that is, the existing provision covered with the margin the loss which really occurred.

Portfolio Concentration

By Activity Sector

The distribution of the portfolio by economic activity sector did not have a concentration. Operations for individuals, despite their significant participation, are covered. In the last quarter we point out the participation and balance growth of the Industry sector (especially in Food and Beverage).

Activity Sector	R$ million

	2006		2007				2008

	December	%	March	%	December	%	March	%

Public Sector	940	1.0	967	1.0	901	0.7	913	0.6
Private Sector	95,279	99.0	100,506	99.0	130,406	99.3	138,106	99.4
Corporate	55,668	57.8	58,878	58.0	76,932	58.6	81,137	58.4
Industry	24,393	25.3	25,207	24.8	31,401	23.9	33,479	24.1
Commerce	13,452	13.9	15,255	15.0	18,724	14.3	19,896	14.3
Financial Intermediates	462	0.5	422	0.4	1,049	0.8	862	0.6
Services	16,054	16.7	16,601	16.4	24,135	18.4	25,094	18.1
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	1,307	1.4	1,393	1.4	1,623	1.2	1,806	1.3
Individual	39,611	41.2	41,628	41.0	53,474	40.7	56,969	41.0
Total	96,219	100.0	101,473	100.0	131,307	100.0	139,019	100.0

By Flow of Maturities

The term of operations falling due has been extended, mainly due to the consumer financing operations, which are, by their nature, of larger term.

The operations with term larger than 180 days represented 57.5% of the total portfolio in March 2008, against 51.2% twelve months ago.

Loan Operations – Flow of Loan Portfolio Falling Due By Terms (in percentage)

By Debtor

In the last twelve months the concentration levels of loan operations of the total portfolio had a reduction in all intervals of the largest debtors, as well as an improvement in the quality of these assets, with higher participation of the rating “AA and A” (excellent and great concept and economic-financial condition).

Loan Operations – Portfolio Concentration (in percentage)

Market Risk Management

Market risk is related to the possibility of loss from fluctuating prices and rates caused by mismatched maturities, currencies and indexes of the Organization’s assets and liabilities portfolios. The market follows this risk with great interest, wich had a significant technical growth over the last years, with a view to avoiding, or at least minimizing, occasional losses to institutions, due to higher complexity in operations carried out in the markets.

The Organization’s current market risk management policy consists of the daily monitoring of positions subject to market risk and its respective established limits. This monitoring is made by means of VaR ( Value at Risk) methodologies, Stress Test and Sensitivity Analysis, as well as the Stop Loss limits and financial exposure.

Market Risk Control

Market risk control is carried out through methodologies and models, which are consistent with the best international practices, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The market risk is weekly followed by the meetings of the Executive Treasury Committee, which focuses on the following items:

a) a) to define operation strategies for optimizing results and present positions held by the Organization;

b) b) to analyze the national and international political-economic scenario;

c) to follow investment limits in public federal, private, national and international securities;

d) to follow the limits of VaR (Value at Risk) and Stop Loss of the portfolios;

e) to follow the compliance with the minimum liquidity limit, according to the established policy;

f) to establish operational limits of separation of assets, liabilities and currencies; and

g) to hold special meetings to analyze positions and situations in which the position limits, Stop Loss or VaR, are exceeded.

Among the main activities of the Market Risk Management Area, which is independent from business management, we highlight:

– to follow the limits of Stop Loss established for the positions by the Senior Management;

– to do a backtesting of the models adopted for measurement of market risks;

– to prepare sensibility analyses and simulate results in stress scenarios for the positions of the Conglomerate;

– to meet the demands of regulatory bodies concerning the calculation and sending of information related to prefixed positions, as well as the requirement of resulting capital (Circulars 2,972 and 3,046); and

– To analyze and follow the evolution of the markets, involving operations, quotations and liquidity of assets, including pricing methods and evaluation of structured operations and derivatives, in addition to calculation systems of volatilities and correlations.

Concerning Resolution 3,464 of the National Monetary Council, which provides for the implementation of the market risk management structure, Banco Bradesco is aligned with the resolutions issued by the Central Bank, especially regarding policies, strategies and systems for risk management, as well as the realization of stress tests.

Market Risk Analysis

The Organization adopts a conservative policy regarding market risk exposure, with VaR (Value at Risk) limits defined by specific Committees and validated by the Board of Executive Officers, and compliance therewith is daily monitored by an area that is independent to the manager of positions. The methodology used to determine VaR has a reliability level of 97.5% and time horizon of 1 day, with volatilities and correlations used by the models calculated on a statistical basis and adjusted, when necessary, to facts not yet captured by the data used in the models and the sensibility of the participants of the work.

The 1st quarter of 2008 was characterized by the high volatility level in international financial markets, a fact that has been observed since the end of 3Q07. The maintenance of this volatility level was a result of the ongoing problems in the US loan market, which have significantly affected financial institutions in the US and other countries. As a consequence, central banks of the main economies continued their joint action to provide higher liquidity to the financial systems affected and, thus, contain the deterioration of the growth prospects of their economies, mainly for the significant action of the Federal Reserve, both in the liquidity provision and in the reduction of the basic interest rate (three reductions in the quarter, from 4.25% to 2.25%) .

Additionally, the disclosure by some institutions of the accounting write-off expected for the quarter and the acquisition operation of a US investment bank with the direct involvement of the Federal Reserve minimized the possibility of systemic risk, indicating the path that this Central Bank should follow. These actions contributed to soften problems faced by the markets, but they were not enough to remove them definitively, since the risk of a stronger downturn of the North American economy remains.

In the domestic scenario, the main innovation was the change in the expectations regarding the path of the monetary policy, and now an increase in interest during this year is expected, due to the expectations of a possible increase in inflation. The permanence of a high growth level of the internal activity and the strong pressures of commodities and other products in wholesale were added to the signaling of a preventive operation by the Central Bank, resulting in the increase of the interest curve.

Despite the maintenance of the high volatility level, the Global VaR decreased in the period due to the reduction of the financial exposure in prefixed risk factors and IPCA coupon.

Risk Factors	R$ thousand

	2006				2007				2008

	March	June	September	December	March	June	September	December	March

Pre-fixed	4,527	15,114	13,402	6,729	13,343	26,083	100,199	47,509	9,474
IGP-M	12,038	10,343	7,401	5,865	4,177	14,451	15,176	13,042	6,025
IPCA	40,900	40,855	45,753	17,108	37,787	59,679	171,366	93,481	40,483
TR	7,223	6,164	4,036	2,292	6,110	4,550	10,094	14,973	12,178
Domestic Exchange Coupon	3,410	8,609	745	2,714	467	930	686	2,972	4,318
Foreign Currency	8,331	851	5,734	3,154	420	5,107	6,182	969	1,975
Variable income	2,053	2,935	1,198	1,552	2,743	967	1,450	5,527	2,823
Sovereign/Eurobonds and Treasuries	32,251	41,098	16,998	9,420	20,861	17,493	38,229	39,444	50,946
Other	3,413	1,002	250	73	70	5,328	9,134	9,329	8,585
Correlation/Diversification Effect	(50,799)	(41,206)	(18,765)	(15,976)	(18,005)	(68,877)	(209,561)	(118,306)	(48,984)
VaR	63,347	85,765	76,752	32,931	67,973	65,711	142,955	108,940	87,823
Average VaR in the Quarter	60,495	71,419	75,632	62,887	55,083	75,392	113,938	116,904	81,944
Minimum VaR in the Quarter	44,856	37,556	52,850	32,931	33,700	52,317	42,385	81,539	47,233
Maximum VaR in the Quarter	74,138	100,305	107,750	82,635	78,357	109,539	175,989	139,561	105,812

N.B.: Investments abroad protected by hedge operations are not considered in the VaR calculation, since these are strategically managed differently, with amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign securities positions, which are funding-matched.

The methodology applied and current statistical models are validated on a daily basis using backtesting techniques. The backtesting compares the daily VaR calculated with the result obtained with these positions (excluding result with intraday positions, brokerage rates and commissions). The main purpose of the backtesting is to monitor, validate and evaluate the adherence to the VaR model, and the number of disruptions must be in accordance with the reliability interval previously established in the modeling. The following chart shows the daily VaR and the corresponding result of the last 12 months, in which the adverse results exceed VaR only twice, that is, the number of disruptions is within the limit defined by the reliability level of the model adopted, showing its efficiency.

Backtesting – Global VaR

With the purpose of estimating the possible loss not included in VaR, Banco Bradesco daily evaluates the possible effects on the positions of stress scenarios. Stress Analysis is a tool that tries to quantify the negative impact of shocks and economic events financially unfavorable to the positions of the institution. Thus, crisis scenarios are determined for risk factors in which the Trading portfolio has a position. Thus, considering the diversification effect among risk factors, the possibility of the average estimated loss in a stress situation would be R$222 million in the 1st quarter of 2008, and the maximum estimated loss would be R$378 million. In the quarter analyzed, the positions which would contribute the most, in terms of risk in a stress situation, were related to the short/medium term Brazilian sovereign risk securities and IPCA coupon.

Trading Portfolio Stress Analysis	R$ thousand

	Without Diversification Effect					With Diversification

	2007				2008	2007	2008

	March	June	September	December	March	December	March

Stress Analysis – Trading Portfolio	463,991	623,524	889,505	626,632	275,693	403,230	81,108
Average in the Quarter	434,631	580,716	667,328	817,837	461,661	473,525	221,587
Minimum in the Quarter	284,863	340,138	473,897	626,632	232,787	371,634	81,108
Maximum in the Quarter	616,011	864,533	934,854	983,025	626,992	578,315	378,245

Besides the follow-up and control of VaR and stress analysis, the Sensitivity Analysis is made daily, which measures the effect on the portfolio of the movement of the market curves and prices.

Liquidity Risk Management

The liquidity risk management is made by the Department of Operational Control and is designed to control the different mismatched settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions. Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

Liquidity Risk Control

The Bradesco Conglomerate has a Liquidity Policy approved within the scope of the Executive Treasury Committee. The positions are consolidated and distributed daily – some are updated in real time – to the Risk Management and Compliance Committee, the Treasury Department and Board of Executive Officers. In this policy, the minimum liquidity levels that the Organization intends to maintain are defined, as well as the liquidity management instruments in a normal scenario and a crisis scenario. The policy and controls established fully comply with Resolution 2,804 of the National Monetary Council.

The several reports cover historical information, which allow the Organization to assess the behavior and level of liquidity maintained, as well as simulations for the period of at least one year. The simulations are made with Budget and information of scenarios produced by the Department of Research and Economic Studies.

Management of Internal Controls and Compliance

We are continually developing policies, systems and internal controls to mitigate possible potential losses generated by our risk exposure and strengthen the processes and procedures focused on Corporate Governance. We have also adopted additional methodologies and criteria for identifying, measuring, monitoring risks and respective controls. The network of dedicated staff and the investments in technology and in personnel training and recycling, together, allow us to assert that Bradesco Organization’s internal control and compliance management is effective and is in line with international standards, so as to comply with the requirements set forth by national and international regulatory agencies. The Internal Control Area is one of the units of the Risk Management and Compliance Department, and is responsible for preparing and disclosing instructions of technical nature, criteria and procedures related to internal controls and compliance providing periodical status reports to the Internal Controls and Compliance and Audit Committees and to the Board of Directors.

The Internal Controls and Compliance Committee, each half year, issues an opinion on the effectiveness of the Internal Controls System maintained in the Organization and submits it to the approval of the Board of Directors, at a specific meeting about the subject, with the following attributions:

a) to evaluate if the recommendations of improvements in the internal controls were duly implemented by the managers;

b) to certify the conformity of procedures with rules, regulations and applicable laws; and

c) to appreciate the reports issued by the Regulatory Bodies and Internal and External Audits concerning the deficiencies of internal controls and respective measures of the areas involved.

Among the main items focused on internal control and compliance management, we highlight:

– the internal control structure has as basis the control component and objectives included in the methodology of the Sponsoring Organizations Committee – COSO for business areas and on the framework of Control Objectives for Information and Related Technology – Cobit, for the Information Technology environments, and adheres to the 13 Basel Internal Control Principles and to the requirements of the Brazilian Central Bank. That structure strengthens the ongoing improvement of the process used to identify and assess controls and mitigate risks.

– the Compliance Agents responsible for executing the activities for identification, classification, assessment and monitoring of risks and controls, as well as for performing adherence tests and preparing and implementing action plans, according to models defined by the Internal Control Area.

– the Brazilian Payment System (SPB) Management, whose main activity is to monitor the delivery of all messages of SPB sent to and/or received by the Banks of the Organization and other participating entities. This activity is supported by an infrastructure of monitoring tools of the Organization’s information systems combined with continuous training and professional qualification with a view to ensuring full operationality and availability of funds. The said infrastructure has a Business Continuity Plan (BCP) to SPB, which is documented in a specific tool and with corporate access covering all possible risk scenarios, alternative operating website, human and technological resources and predefined actions enabling the reduction of the impact that an operating unavailability, for any reason, may cause in business processes. In order to ensure the effectiveness of BCP-SPB, tests and simulations defined in an annual calendar are carried out. After each test evidences are generated, with improvement actions whenever the case may be, and results are published in our Intranet. Aiming at the clients’ protection against fraud and errors, the messages about financial transferences generated through SPB of the Organization’s Banks, are monitored online by means of an intelligent system called TED (Available Electronic Transference) Legitimation, with a view to hinder improper money outflow and, accordingly, to ensure more security and reliability to the transactions.

– the Organization maintains specific policies, processes and systems to prevent the utilization of its structure, products and services for money “laundering”, illegal businesses, connected to corruption or, also, to the financing of terrorism. Significant investments are made in the training of its employees, with programs in several formats such as videos, e-learning and presence courses, including specific courses for areas in which the activities require them. A multidepartment commission evaluates the pertinence of the submission of the suspicious or atypical cases identified to the proper authorities, whether the operation has been carried out or not. The Executive Committee of Prevention and Fight against Money “Laundering” and Financing to Terrorism meets on a quarterly basis to evaluate the progress of the work and the need to adopt new measures with the intention to align the Organization’s Program of Prevention and Fight against Money “Laundering” and Financing to Terrorism to the rules from the regulatory bodies and to the best international practices.

– Information Security basically comprises a set of controls, including policies, processes, organizational structures and security rules and procedures. It aims at protecting clients’ and the Organization’s information, in the confidentiality, integrity and availability aspects.

Bradesco Organization created the Corporate Policy on Information Security, whose guidelines are made available on our website, and maintains a formal infrastructure, whose purpose is to promote the corporate management of Information Security, and thus providing effective protection to Information Assets. The Corporate Policy on Information Security includes Privacy Guidelines, voluntarily set forth by Bradesco Organization, aiming at protecting the privacy of its clients’ data. This reflects the values of the Organization and reassures its commitment to the continuous improvement of Data Protection process efficiency.

A Business Continuity Plan – BCP was also set forth by Bradesco Organization, in which actions to be taken are standardized, in order to, in crisis periods, make effective the recovery and continuity of business crucial process, avoiding or minimizing financial losses for the Organization and its clients.

In order to maintain total compliance to these procedures, constant training and awareness programs, as well as reviews of the policies, are carried out.

In this context, Bradesco Organization obtained in June 2007, according to Form 20-F filed with the SEC – U.S. Securities and Exchange Commission, the certification of its internal controls, audited by PricewaterhouseCoopers, focused on the preparation of the financial statements related to the fiscal year ended on December 31, 2006, in accordance with the requirement in Section 404 of U.S. Sarbanes-Oxley Act of 2002.

Continuous Improvement

Operational Risk Management

Under the corporate scope, Bradesco Organization defines operational risk as the risk of loss resulting from inadequate or faulty internal processes, people and systems and from external events which may or may not cause the interruption of businesses.

Operational Risk Control

The operational risk management is based on the preparation and implementation of methodologies and tools that standardize the format of collection and treatment of the loss historical data and is in accordance with the best practices of operational risk management. The works related to operational risk are in line with the best market practices, as well a the new corporate platform, which is under validation process. This new corporate system, called Operational Risk and Internal Control System (ROCI), has the advantage of integrating in a single data base Operational Risk and Internal Controls information and will also meet the requirements established in Section 404 of Sarbanes-Oxley Act.

This new systemic outline via the web will increment the Organization’s Operational Risk Management, as it improves the activities of capture, identification, measurement, monitoring and report, by means of a unified platform, providing the necessary qualitative support given by the Internal Control Areas to analyses made by the Operational Risk Area. It also allows to meet the guidance in the New Capital Basel Accord, the schedule established by the Brazilian Central Bank, by means of the Notice 12,746, issued in December 2004 (and substituted by Notice 16,137/07) and the requirements in Resolution 3,380 of Bacen which provides for the implementation of the operational risk management structure in financial institutions.

The historical data base of Operational Risk completed 4 years of storage at the end of 2007 and is in compliance with the minimum provided for according to paragraph 672 of Basel II for application of the advanced methodology. The data for preparation of the model calculation are obtained by means of accounting accounts opened exclusively for registration of losses resulting from Operational Risk events. From this information internally obtained we made the calculations related to the advanced method of capital allocation separated by company which comprises the financial consolidated.

The centralized operational risk management meets all activities of the Organization, including the ones of the Grupo Bradesco de Seguros e Previdência. As a result of this strategy, it was possible to obtain synergy and rationalization of resources, for the convergence of implementation of concepts of Basel II and Solvability II, unifying the criteria within Bradesco Organization, in conformity with Resolution 3,380 in what concerns the financial economic consolidated statement.

Approaches and Implementation of Basel II

For purposes of operational risk management and respective capital allocation, the recommendations in the New Capital Accord - Basel II and concepts required by the Brazilian Central Bank by means of Impact Studies carried out in 2005 and 2006, comprise the following approaches:

– BIA – Basic Indicator Approach: application of a single percentage on the gross result for the last 36 months.

– STA – Standardized Approach: application of distinct percentages on gross result for the last 36 months segregated by business lines.

– ASA – Alternative Standardized Approach: application of a fixed percentage (M factor) on the average of credit assets (Business Lines: Retail and Commercial Bank) and distinct percentages on the gross result segregated by other business lines.

– ASA 2 – Aggregated Alternative: guided by the Brazilian Central Bank, it differs from ASA –Alternative Standardized Approach as to the segregation of the business lines.

– AMA - Advanced Measurement Approach: the focus on losses resulting from operational risk events by means of the construction of proprietary models for purposes of management and capital allocation.

To the advanced approach (AMA), which is the purpose of the Organization, we use the Loss Distribution Approach methodology (LDA), which comprises the estimate of distribution of severity (loss amount) and frequency (number of events) for each Business Line and Loss Event. In order to model the severity, we use statistic distributions, from which we point out the exponential, gamma, weibull and lognormal. For the modeling of the frequency distribution, we use distributions of poisson, geometric and negative binomial.

Using the simulation methodology of Monte Carlo the Organization carries out the simulation of distributions of severity and its frequency. Thus, it is possible to determine the distribution of aggregated loss that reflects the estimate of Expected Loss (EL) and exposure to risk in the horizon of certain period of time (monthly, quarterly, annually etc.), considering the businesses and controls environment existing at the time of the calculations. In the simulation methodology of aggregated losses, the possibility of using the correlation between events of loss or business lines was included, allowing a more accurate determination of the capital related to the exposure of Operational Risk. Key indicators of risk, controls and analysis of scenarios are used to estimate loss models considering changes in businesses and controls environments.

We constantly try to update this information with the departments and affiliated companies of the Organization, with the purpose of carrying out the calibration of the models and studies internally practiced.

We consider the exposure to the Operational Risk, that is, the capital to be allocated, as the Unexpected Loss (UL), which is represented by the difference obtained between the Expected Loss (EL) and the VaR (Value at Risk) measure with 99.9% of reliability, which will be reflected on future capital allocations by the advanced method. Additionally, we calculated the TVaR (Tail Value at Risk) measure, which is the expected loss value in case this is higher than the VaR with 99.9% of reliability. Below there are the classifications of losses arising from the operational risk:

Aggregated Loss Value

We are analyzing whether it is feasible for us to participate in the world consortium of database of losses for financial intuitions, called ORX (Operational Riskdata eXchange Association) to use information made available with the intention of assisting in the calculations of analyses of scenarios and comparisons of the positioning of Bradesco concerning large global players in relation to loss events.

Operational Risk Analysis

The Brazilian Central Bank required in September/ 2007 to 12 financial institutions the participation in an impact study of operational losses recorded, called LDCE (Loss Data Collection Exercise). The reference date required was June 2007 and applied to the financial consolidated. The recovery concept accepted in the calculation of the exposure to the risk would be only that coming from insurance.

We participated in this study and sent the data establishing a cut line of one thousand reais for events registered in Banco Bradesco and cut line exemption for those belonging to related financial companies. However, there are events registered in the Bank that were fully reported inclusively below the cut line as we have managerial information that supports registrations, such as: losses in credit and debit cards, civil and labor indemnifications, maintenance etc. For this study effect, we neither used an external loss data base, nor any key indexes of risk, scenarios or changes in the Organization’s control environment.

Below we show a comparative table between the methods determined of capital allocation and the analyses of frequency and severity by events of loss and business lines updated until the reference date of December 2007.

Representativeness in Relation to the Basic Method (BIA) – Reference date: December 2007

		Approach (1)

Business Line	BIA	ASA	ASA2	AMA (VaR)

– Corporate Finance	100.0%	0.6%	–	<0.1%
– Negotiation and Sales	100.0%	14.6%	–	0.5%
– Retail Bank	100.0%	6.9%	–	20.3%
– Commercial Bank	100.0%	7.7%	–	0.4%
– Payment and Settlement	100.0%	6.9%	–	1.9%
– Centralized Services	100.0%	1.0%	–	1.0%
– Asset Management	100.0%	2.3%	–	0.2%
– Retail Brokerage	100.0%	0.0%	–	<0.1%
– Aggregate LOB (2)	–	–	26.8%	–
– Retail and Commercial Bank (3)	–	–	16.4%	–
– Corporate (4)	–	–	–	5.4%
Total	100.0%	40.0%	43.2%	29.7%

(1) Calculated by the Brazilian Central Bank criterion, Financial Conglomerate (Cadoc 4040);
(2) and (3) Business line used for the Aggregate Alternative Standard Method (ASA2); and
(4) Business line used for the Advanced Method (AMA).

For a better understanding of the following tables, initially we present the definitions of the 8 categories of loss events and 9 business lines composing the matrix 8 x 9 adopted in our internal model of behavior analyses of operational losses.

Loss Events

1. External Fraud - fraudulent actions practiced by clients or third parties.

2. Internal Fraud - fraudulent actions practiced by an employee of the Organization or with his/her indirect participation.

3. Human Resources - practices related to the management of human resources, labor demands, security and occupational medicine.

4. Commercial Relations - improper commercial practices used in the trading of products and services to clients or in the relationship with third parties, suppliers, service providers etc.

5. External Events - damages to premises and equipment and to persons which result or not in the total or partial interruption of the Organization’s activities.

6. Information Technology – failures in equipment, systems and/or technological infrastructure which result or not in the total or partial interruption of the activities.

7. Processes – deficiencies in the drawing of products and services or in the execution of the operational and control activities.

8. Regulatory – legal modifications established by governmental authorities that interfere in the private relations and change rights and obligations legally contracted.

Business Lines:

1. Corporate Finance – businesses focused on mergers, acquisitions and incorporations of companies, as well as structuring of financial and investment operations, comprising national or foreign funds.

2. Negotiation and Sales – domestic and foreign treasury operations.

3. Retail Bank – banking operations related to active and passive products and mass services for the large public.

4. Commercial Bank – operations that provide funds for short and medium-term loans and financings for commerce, industry and companies that provide services.

5. Payments and Settlements –services related to payments and collections, transfers of funds, compensation and settlement of client orders.

6. Centralized Services – front office services provided in outlets made available to clients, whose Back office activities are processed in a centralized manner in back-office units, comprising revenues ascertained with custody of securities, letters of credit, guarantees, sureties, etc.

7. Fund Management – services related to the management of funds and third-party resources, whose management is separated from those pertaining to the own portfolio.

8. Retail Brokerage –provision of services related to the intermediation of securities, comprising operations carried out on the stock exchange, of mercantile and futures.

9. Corporate – it is about values not liable of registration in any business line suggested by Basel II. They represent events that are not necessarily connected to products and/or services provided by the Organization.

Percentage of Quantity of Loss by Business Line and Loss Event

	Internal Fraud	External Fraud	Human Resources	Commercial Relations	External Events	Information Technology	Processes	Regulatory	Overall Total

Corporate Finance	0.0%	<0.1%	0.0%	<0.1%	0.0%	0.0%	<0.1%	0.0%	<0.1%
Negotiation and Sales	0.0%	0.0%	<0.1%	<0.1%	0.0%	<0.1%	0.4%	0.0%	0.4%
Retail Bank	0.3%	66.3%	2.2%	1.8%	4.2%	0.5%	12.0%	3.7%	90.9%
Commercial Bank	<0.1%	0.1%	<0.1%	<0.1%	<0.1%	<0.1%	0.1%	0.0%	0.3%
Payment and Settlement	<0.1%	3.5%	0.0%	<0.1%	<0.1%	<0.1%	1.3%	<0.1%	4.8%
Centralized Services	<0.1%	0.6%	<0.1%	<0.1%	<0.1%	<0.1%	0.1%	0.0%	0.7%
Asset Management	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%
Retail Brokerage	0.0%	<0.1%	0.0%	0.0%	0.0%	<0.1%	<0.1%	0.0%	0.1%
Corporate	<0.1%	0.1%	1.2%	<0.1%	0.1%	0.3%	0.9%	<0.1%	2.7%
Overall Total	0.4%	70.5%	3.5%	1.9%	4.2%	0.9%	14.9%	3.7%	100.0%

Period: January/2005 to December/2007

0% – 1%	1% – 5%	5% – 10%	> 10%

	Internal Fraud	External Fraud	Human Resources	Commercial Relations	External Events	Information Technology	Processes	Regulatory	Overall Total

Corporate Finance	0.0%	<0.1%	0.0%	<0.1%	0.0%	0.0%	<0.1%	0.0%	<0.1%
Negotiation and Sales	0.0%	0.0%	<0.1%	<0.1%	0.0%	<0.1%	0.2%	0.0%	0.2%
Retail Bank	0.7%	24.5%	31.0%	1.7%	0.9%	0.3%	9.3%	4.8%	73.3%
Commercial Bank	<0.1%	0.1%	0.3%	<0.1%	<0.1%	0.1%	0.2%	0.0%	0.7%
Payment and Settlement	0.1%	3.2%	0.0%	<0.1%	<0.1%	<0.1%	1.6%	<0.1%	4.9%
Centralized Services	0.2%	2.5%	<0.1%	<0.1%	<0.1%	<0.1%	0.1%	0.0%	2.9%
Asset Management	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	<0.1%	0.1%
Retail Brokerage	0.0%	<0.1%	0.0%	0.0%	0.0%	<0.1%	<0.1%	0.0%	<0.1%
Corporate	<0.1%	0.2%	16.1%	0.2%	0.1%	0.4%	1.0%	<0.1%	18.0%
Overall Total	1.1%	30.5%	47.3%	1.9%	1.0%	0.8%	12.6%	4.8%	100.0%

Period: January/2005 to December/2007

0% – 1%	1% – 5%	5% – 10%	> 10%

Distribution of the Percentage of Effective Loss of Loss Events (January/2005 to December/2007)

For the standardized methods of Operational Risk, we made calculations by company that comprises the financial consolidated. Below we show the results obtained by the Basic Indicator Approach (BIA), the Alternative Standardized Approach (ASA), and the one called Aggregated Alternative Approach, provided for in the New Capital Accord. We emphasize that the Alternative Standardized method requires a lower capital allocation when compared to the other ones.

Participation among Approaches in the Calculation of Capital Allocation for Operational Risk (*)

Approach	March (in percentage)

	2008	2007

Basic Indicator (BIA)	100.0	100.0

Alternative Standardized (ASA)	40.0	44.1
Corporate Finance	0.6	0.4
Negotiation and Sales	13.8	17.1
Retail Bank	6.8	6.9
Commercial Bank	8.1	8.7
Payment and Settlement	7.3	7.6
Centralized Services	1.0	0.9
Asset Management	2.4	2.5
Retail Brokerage	0.0	0.0

Alternative Standardized 2 (ASA 2)	43.1	47.3
Aggregated LNs	26.5	30.0
Retail and Commercial Bank	16.6	17.3

(*) Calculated according to the Brazilian Central Bank criterion, as per Financial Consolidated

Capital Management

The Organization's capital management tries to optimize the risk to return ratio, in such a way to minimize losses through the well-defined business strategies and maximizing efficiency in the combination of factors impacting on the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) in March 2008 – R$ million

Calculation Statement

Calculation Basis	Financial	Total
	Consolidated(1)	Consolidated (2)

Shareholders' Equity	32,909	32,909
Decrease in Tax Credits pursuant to Bacen Resolution 3,059	(102)	(102)
Decrease in deferred assets pursuant to Bacen Resolution 3,444	(267)	(354)
Decrease in gains/losses of adjustments to market value in DPV and derivatives
pursuant to Bacen Resolution 3,444	233	233
Minority Interest/Other	179	159
Reference Shareholders’ Equity Level I	32,952	32,845
Gains/losses sum of adjustments to market value in DPV and derivatives
pursuant to Bacen Resolution 3,444	(233)	(233)
Subordinated Debts/Other	11,357	11,269
Reference Shareholders’ Equity Level II	11,124	11,036
Total Reference Shareholders’ Equity (Level I + Level II)	44,076	43,881
Deduction of Instruments for Funding pursuant to Bacen Resolution 3,444	(42)	(473)
Reference Shareholders’ Equity	44,034	43,408
Risk-Weighted Assets	283,207	311,838
Capital Adequacy Ratio (%)	15.55	13.92
• Level I	11.63	10.53
• Level II	3.93	3.54
• Deduction – Instruments for Funding	(0.01)	(0.15)

Ratio Variation (in percentage)
Ratio in March 2007	17.76	15.74
Movement in the Reference Shareholders’ Equity:	4.28	3.49
• Net Income for the Period	4.21	3.73
• Interest on Own Capital/Dividends	(1.48)	(1.32)
• Adjustment to Market Value – TVM and Derivatives	(0.25)	(0.22)
• Capital Increase through Subscription, Share Merger and Goodwill	1.00	0.88
• Subordinated Debt	0.86	0.76
• Instruments for Funding	(0.02)	(0.20)
• Other	(0.04)	(0.14)
Movement in Weighted Assets:	(6.49)	(5.31)
• Securities	(0.08)	(0.49)
• Loan Operations	(2.37)	(1.78)
• Tax Credit	(0.30)	(0.28)
• Risk (Swap, Market, Interest Rate and Foreign Exchange)	(1.57)	(1.27)
• Memorandum Accounts	(0.62)	(0.48)
• Other Assets	(1.55)	(1.01)
Ratio in March 2008 (3)	15.55	13.92

(1)	Financial companies only.
(2)	Financial and non-financial companies.
(3)
Article 9 of Circular 3,367 of Bacen provides for the option for the exclusion prerogative, for purposes of determination of the Capital Adequacy Ratio, of the short position in foreign currency, including computing the tax effects, carried out with the purpose of providing hedge for the interest in investments abroad. Should we choose this prerogative, the Capital Adequacy Ratio on March 31, 2008 would be 18.98% in the Financial Consolidated and 16.65% in the Total Consolidated.

Cards

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Cards Base – in thousands	57,942	60,254	70,469	72,971
Credit	12,980	13,924	17,543	18,423
Debit	40,076	40,543	43,200	44,412
Private Label	4,886	5,787	9,726	10,136
Revenue – R$ million	12,328	11,825	15,591	14,861
Credit	7,492	7,232	9,321	9,169
Debit	4,241	3,810	5,044	4,611
Private Label	595	783	1,226	1,081
Number of Transactions – in thousands	181,707	177,911	228,601	222,322
Credit	86,643	86,447	111,582	112,278
Debit	88,102	81,323	100,875	94,782
Private Label	6,962	10,141	16,144	15,262

Credit Cards

By making available to its clients the most complete line of Credit Cards in the country, Bradesco has been increasing its share in the segment. It provides Visa, American Express, MasterCard and Private Label credit cards, which stand out for the range of benefits and convenience offered to its associates.

With the purpose of protecting more and reducing the fraud incidence, Bradesco started the expansion process of the chip credit card base of the Visa banner for the International, Gold and Platinum modalities of individual clients of the retail and prime segments.

In March 2008, Bradesco increased by 32.3% its Credit Card base compared to March 2007. The number of transactions in 1Q08 climbed 29.9% in relation to the same period of the previous year.

The revenue for the 1st quarter of 2008 reached R$9.2 billion with a 26.8% increase compared to the 1st quarter of 2007.

In March, 2008, American Express card base reached a growth higher than 55% since the acceptance of the control of this operation in 2006.

Credit Cards Base – thousand

Credit Cards Revenue – R$ million

Debit Cards

Bradesco closed March 2008 with 44.4 million Debit Cards, 9.5% higher than the base of March 2007. In 1Q08, the average number of transactions per Card grew 6.4% compared to the same quarter of the previous year. The total number of transactions made by Debit Card in 1Q08 was 94.8 million, a 16.6% growth compared to 1Q07.

In terms of revenue, there was an increase of 21.0% over 1Q07. The financial volume reached R$4.6 billion in 1Q08.

Debit Cards Base – thousand

Debit Cards Revenue – R$ million

Private Label Cards

In this market, Bradesco operates in the issuance of cards by means of agreements with retail stores that operate in the segments of electrical appliances, supermarkets, department stores, clothing, drugstore and cosmetics. Agreements with the stores Casas Bahia, Comper, Carone, Dois Irmãos, G. Barbosa, Coop, LeaderCard, Esplanada (Grupo Deib Otoch), Luigi Bertolli, Panvel, Drogasil and O Boticário can be highlighted. The agreements are one way to appreciate and make their clients loyal, making available the access to bank products and services.

In 1Q08, revenue added up to R$1,081 million, with 15.2 million transactions, closing the period with 10.1 million cards in the base, figures substantially higher than the ones recorded in the same period of 2007: revenue added up to R$783 million, with 10.1 million transaction and 5.8 million cards in the base.

Meal and Food Cards

In partnership with other issuers and Visa International, Bradesco constituted Visa Vale and actively participates in the distribution of its cards.

The value proposal for this business, in addition to reducing the operational cost, increases the efficiency of means of payment with 100% of the electronic transactions, and offers higher security and convenience for companies and employees.

In 1Q08, Bradesco contributed with a base of 1.6 million Visa Vale Cards, representing a growth of 29.9% compared to 1Q07. Revenue in 1Q08 amounted to R$582.8 million, a growth of 25.2% compared to 1Q07.

Revenue from Cards

Card services revenue reached, in 1Q08, R$677.3 million, with a growth of 21.5% compared to 1Q07, due to the outstanding performance mainly in revenues on purchases and services.

The revenues coming from financing had a 57.5% increase compared to 1Q07, reaching R$744.4 million.

In March 2008, Bradesco sold its stake in the capital stock of Visa Inc., in the process regarding the Initial Public Offering (IPO) held in the United States of America, reaching a profit, before taxes, in the amount of R$352 million.

Credit Card Assets

In 1Q08, Credit Card assets, which include financings to the bearer, advances to establishments and credits for cash purchases or by installments, increased by 38.5% compared to the same period in 2007, ending the quarter with R$12.7 billion.

Assets Generated by the Credit Card Business – R$ million

Social-environmental Responsibility

Since 1993, Bradesco Cartões promotes social-environmental and humanitarian actions, transferring to philanthropic entities part of the annual fees of cards. It is worth to point out the issuance of SOS Mata Atlântica, AACD, APAE and Casas André Luiz cards. At the end of 2007, they entered into an agreement with Fundação Amazonas Sustentável.

International Area

The International Area presents the following framework:

10 Units Abroad (Branches and Subsidiaries)

Branches:

New York	– Bradesco
Grand Cayman	– Bradesco (2) and BMC
Nassau	– Bradesco

Subsidiaries:
Buenos Aires	– Banco Bradesco Argentina S.A.
Luxembourg	– Banco Bradesco Luxembourg S.A.
Tokyo	– Bradesco Services Co., Ltd.
Grand Cayman	– Cidade Capital Markets Ltd.
Hong Kong	– Bradesco Trade Service Ltd.

12 Operating Units in Brazil and 13 Exchange Platforms

Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo and Vitória. There are also 13 exchange platforms located in ABC, Belém, Caxias do Sul, Franca, Goiânia, Guarulhos, Joinville, Jundiaí, Londrina, Novo Hamburgo, Ribeirão Preto, Santos and Sorocaba.

It is worth to point out that in the other regions of the country, the International Area is represented by the business units and branches of the Corporate, Middle Market and Retail segments, regarding the business prospecting and opportunities with clients/ potential clients, reporting the operating unit or nearest exchange platform.

At the end of 1Q08, the numbers presented ratify once again the commitment of the Bradesco Organization, here represented by the International Area, supporting the expansion, strengthening and consolidation of the exchange market and Brazilian foreign trade.

Export Market

At the end of the first quarter of 2008, US$9.5 billion in agreements were entered into, which represents an increase of 6.7% on the US$8.9 billion entered into in the same period of 2007.

The market share increased from 19.8% in 1Q07 to 21.1% in the first three months of 2008.

Financings to Brazilian Exports

In the first quarter of 2008, the amount financed reached US$4.1 billion, a 41.4% surplus when compared to the US$2.9 billion financed during 1Q07. It is important to highlight that in these amounts the financings with funds from BNDES–EXIM are also considered, which totaled US$65.9 million in 1Q07 and US$225.9 million in 1Q08.

Import Market

It is worth pointing out the excellent performance obtained in 1Q08. The import exchange contracts added up to US$4.7 billion, increasing by 23.7%, when compared to the amount of US$3.8 billion of the same period of 2007.

The market share obtained in 1Q08 was 15.2% .

Financings to Brazilian Imports

It is also worth pointing out the increase of financings granted to Brazilian import companies in 1Q08. The total amount released of US$567.3 million in 2008 exceeds by 16.6% the total amount of US$486.5 million released in 1Q07.

Volume of Exchange Closing – US$ billion

Export Market

Import Market

At the end of 1Q08, the International Area showed, in its Asset Portfolio, the significant balance of US$13.8 billion, comprising in this amount the financings to export and import, international guarantees granted, including confirmed export letters of credit, loans to Brazilian companies headquartered abroad and committed lines.

When compared to the balance at the end of March 2007 of US$9.4 billion, the asset portfolio showed an increase in dollars of about 46.8% .

The following table shows the balances of the several products comprising the International Area Portfolio on the reference dates of 3.31.2007 and 3.31.2008:

	March 2007		March 2008

Foreign Trade Portfolio	US$ million	R$ million	US$ million	R$ million

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	2,128	4,363	3,704	6,476
Advance on Foreign Exchange Contracts – Delivered Bills	746	1,528	776	1,356
Export Prepayments	2,393	4,906	3,031	5,302
Onlending of Funds Borrowed from BNDES – EXIM	1,139	2,334	1,334	2,331
Exports Credit Note/Certificate – NCE/CCE	197	404	1,285	2,247
Documentary Drafts and Bills of Exchange in Foreign Currency	3	6	2	3
Indirect Exports	8	17	–	–
Total Export Financing	6,614	13,558	10,132	17,715

Import Financing
Foreign Currency	520	1,067	757	1,324
Imports Draft Discounted	378	775	643	1,125
Open Import Credit	120	245	154	270
Total Import Financing	1,018	2,087	1,554	2,719

Collateral
Foreign Collateral Provided	546	1,119	615	1,075
Total Foreign Collateral Provided	546	1,119	615	1,075

Total Foreign Trade Portfolio	8,178	16,764	12,301	21,509

Loans via Branches Abroad	507	1,039	906	1,585
Committed Lines	676	1,385	569	995

Overall Total	9,361	19,188	13,776	24,089

The funding necessary for the foreign trade financing is obtained from the international financial community, by means of credit lines granted by correspondent banks abroad. On 3.31.2008, approximately 105 banks, especially U.S., Asian and European banks, had extended credit lines to Bradesco.

During this first quarter, we recorded that, in addition to the traditional funding source of correspondent banks aimed totally at financing the Brazilian foreign trade, Bradesco Organization raised the amount of US$542.6 billion in the international capital markets. We point out the securitization operation MT100, with a 6-year term, in the amount of US$500.0, paid on 3.6.2008.

The amount raised is due to long and medium-term public and private placements. These funds were also allocated to the financing of the foreign trade and to working capital loan.

The following table lists the outstanding operations on the reference date March 2008:

Foreign Public Issuances – Outstanding – Reference Date: March 2008 (Amounts exceeding US$50 million)

Issuances	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17,500	4.25.2002	4.17.2012
Subordinated Debt	US$	500	10.24.2003	10.24.2013
Subordinated Debt (US$275.9 million)	Euro	225	4.15.2004	4.15.2014
FIRN	US$	125	12.11.2004	12.11.2014
FIRN	US$	100	8.8.2005	8.4.2015
FxRN – BRL (US$100.0 million)	R$	227	10.3.2005	1.4.2010
FxRN	US$	200	3.23.2007	4.1.2008
Securitization MT 100 – Series 2007-1 – Floating	US$	250	6.11.2007	5.20.2014
Securitization MT 100 – Series 2007-2 – Floating	US$	250	6.11.2007	5.20.2014
Securitization MT 100 – Series 2003-1 – Fixed (1)	US$	108	8.20.2003	8.20.2010
Securitization MT 100 – Series 2004-1 – Fixed (1)	US$	76	7.28.2004	8.20.2012
Securitization MT 100 – Series 2007- 3 – Floating	US$	200	12.20.2007	12.20.2014
Securitization MT 100 – Series 2007- 4 – Floating	US$	200	12.20.2007	12.20.2014
Securitization MT 100 – Series 2008- 1 – Floating	US$	500	3.6.2008	5.20.2014
Perpetual Securities (2)	US$	300	6.3.2005	Perpetual
Public Issuances	US$	3,503
Private Issuances	US$	337
Overall Total (equivalent in US$)	US$	3,840

(1) International Diversified Payment Rights Company.
(2) Perpetual Non-cumulative Junior Subordinated Securities.

The main activity of the agencies and subsidiaries abroad is the support to financing of the Brazilian foreign trade, as well as funding from the international financial community and Brazilian companies with units abroad.

The main goal of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking clients, as well as to increase foreign trade operations.

The following table shows the book balances of assets and shareholders’ equity of the units abroad on the reference dates of 3.31.2007 and 3.31.2008:

Foreign Branches and Subsidiaries	US$ million

	March 2007		March 2008

	Total	Shareholders’	Total	Shareholders’
	Assets	Equity	Assets	Equity

Bradesco New York	1,276	162	1,636	172
Bradesco Grand Cayman	10,597	3,849	10,275	3,825
Bradesco Grand Cayman – 2(1)	–	–	420	420
BMC Grand Cayman	–	–	48	44
Boavista Nassau (2)	9	9	–	–
Bradesco Nassau (3)	–	–	25	25
Cidade Capital Markets Ltd. – Grand Cayman	34	34	36	36
Bradesco Services Co., Ltd. – Tokyo	1	1	1	1
Banco Bradesco Argentina S.A. (4)	20	17	38	31
Banco Bradesco Luxembourg S.A.	511	145	529	154
Total	12,448	4,217	13,008	4,708

(1) Acquisition of Santander / Banespa Grand Cayman Branch on 11.1.2007. In January 2008, there was a US$300 million capital increase.
(2) Boa Vista Nassau – ended its activities on 12.31.2007. The capital of US$9 million was transferred to Bradesco Nassau.
(3) Bradesco Nassau – started its activities on 8.16.2007.
(4) There was a capital increase on 5.29.2007 in the amount of US$14 million.

Cash Management Solutions

Cash management solutions are structured by an area composed of experts. These experts conduct analysis and implementation of customized solutions, which follow the same parameter and converge among them, taking into account the company, its suppliers, its clients, employees, and other stakeholders. These solutions are conditioned to the needs of cash management of the companies, maximizing results in the mutual view of businesses offered and operated with clients, with a technological synergy of the products and channels involved.

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

The high efficiency standard of Bradesco's online Collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their Accounts Receivable management needs.

As a result of these features, Bradesco is the market leader, generating other business opportunities for the Organization.

Collections

Developed based on high standards of efficiency and quality, Bradesco's collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, frees and contributions; on the other hand, they effectively interact with the different Government Departments in the federal, state and local scope and with Public Utility concessionaires. Our services are emphasized for the speed and security in processed information and amounts collected.

Payment Solutions

Pag-For Bradesco (Supplier Payment), Bradesco Net Empresa and PTRB (Electronic Payment of Taxes)

Based on the efficiency commitment, Bradesco's payment solutions, available via Pag-For Bradesco, Bradesco Net Empresa and Electronic Payment of Taxes products, meet all clients’ needs, enabling supplier payments, tax settlements and e-transfers, via online or by the transmission of files with speed and security.

Corporate Solutions

Bradesco Digital Certificate

Being aware of to the market trends, Bradesco is accredited as Register Authority to issue the Digital Certificate – an electronic identification document ensuring integrity, authenticity and the irreversibility of any transaction or message – thus assisting in the protection of data protected and allowing documents storage.

Bradesco Digital Certificate is legally valid and is digitally signed by a Certifying Authority, and may be used for documents digital signature.

Government Authority Solutions

The activities of the Government Authority area comprise a specialized service to entities and bodies of the Executive, Legislative and Judiciary Branches, within the federal, state and municipal scopes, in addition to Independent Governmental Agencies, Public Foundations, Government and Mixed Companies, Armed Forces (Army, Navy and Air Force) and Auxiliary Forces (Federal, Military and Civil Police), Notary Officers and Registers, identifying business opportunities and structuring customized solutions, also counting on a portal on the Internet (www.bradescopoderpublico.com.br), to provide exclusive assistance for this market, thus strengthening relationships, and establishing a consolidated presence before the Public Authorities in Brazil.

The website presents Corporate Solutions for Payments, Receipts, HR and Treasury to Governments, meeting the needs and expectations of the Executive, Legislative and Judiciary Power and has an exclusive place for Public Servants and Military Policemen, with all the products and services Bradesco makes available for these clients.

Statistical Data

	Number of Documents Processed – million

	2006	2007		2008

	4th Qtr.	1st Qtr.	4th Qtr.	1st Qtr.

Receipt Solutions	130.3	130.4	146.0	142.2
Payment Solutions	39.2	38.6	47.4	46.9
Public Sector (*)	82.0	89.4	92.0	97.0
Taxes	19.5	25.1	21.4	26.7
Water, Electricity, Telephone and Gas	48.2	49.5	54.5	55.0
Social Security Payments (1)	14.3	14.8	16.1	15.3
Total	251.5	258.4	285.4	286.1

(1) Total of Beneficiaries: over 4.948 million retirees and pensioners (corresponds to 19.54% of the population subject to INSS).
(*) Includes public and privatized utility service concessionaires.
Payments by means of automatic debit.
12.728 million – 1Q07.
12.763 million – 1Q08.

Qualified Services to the Capital Markets

Bradesco, by means of the Share and Custody Department, is one of the main suppliers of Qualified Services to the Capital Markets, being the national leader in Qualified Custody – according to Anbid ranking. With a modern infrastructure and specialized team, Bradesco proposes innovative solutions, expanding service options and generating operating flexibility to its clients.

In addition to structuring the best products and services, it submits its processes to the Quality Management System ISO 9001:2000 and Good Priv@cy. There are 13 Certifications related to Data Privacy and Quality that ensure absolute tranquility to clients.

The Share and custody Department provides Qualified Services to the Capital Markets related to the Bookkeeping of Assets: Shares, BDRs – Brazilian Depositary Receipts; Investment Fund Quotas, Certificates of Real Estate Receivables – CRIs and Debentures; Qualified Custody of Securities; Custody of Shares for Coverage of DRs – Depositary Receipts; Controllership of Investment Funds and Managed Portfolios; Mandatory Bank; Investment Fund in Credit Rights – FIDC; Investment Fund in Interest –FIP, Qualified Depository and Compensation Agent.

Our services:

Assets Bookkeeping

In this segment, Bradesco offers Bookkeeping Services for Shares, Brazilian Depositary Receipt – BDR, Investment Fund Quotas, Certificates of Real Estate Receivables – CRIs and Debentures.

Shares

A pioneer of this segment in the country, Bradesco has services that gather all procedures related to the bookkeeping of shares, serving more than 2.9 million shareholders.

The Bradesco System of Book-Entry Shares was developed to serve both publicly and closely-held companies, in all their needs related to the registration and updating of the shares issued, either Book-Entry or Registered shares. By means of the website Bradesco Custody (www.bradescocustodia.com.br), the company may access, online and in real time, the positions of its shareholders; registration, banking data; share movements and may also consult resolved dividends (Dividends/Interest on Shareholders’ Capital) paid and/or to be paid of its investors. On a daily basis, the system makes available the total base of shareholders of the companies, showing the position of shares registered in the records of the Depository Financial Institution and/or Brazilian Clearing and Depository Corporation – CBLC. Bradesco also offers to investors of the companies to which it provides Share Bookkeeping services a customized assistance by means of the Network of Branches nationwide.

We point out the participation of Bradesco as the Depository Financial Institution of the Companies’ Shares, in IPO (Initial Public Offering) operations, whose market share was 100% among the structured operations in the first quarter.

BDRs – Brazilian Depositary Receipts

A Pioneer and responsible for the development of the depository service of BDRs traded on the stock exchange, Bradesco offers, in its bookkeeping service of BDRs, the registration of the Program with the CVM and Bacen, the control of issuances and cancellations of BDRs and the management of all events, in addition to customized assistance to investors, by means of the Network of Branches.

Investment Fund Quotas

The Bradesco System of Book-Entry Quotas was developed to meet the needs of clients in the activities related to their funds managed and in the bookkeeping of quotas of these funds, aiming at the access to their positions, registration data of quotaholders and issuance of reports.

Bradesco Book-Entry System eliminates the complexity of the conventional system, making easier the work of brokerage firms in the negotiations and makes possible the conquest of new quotaholders in any part of Brazil, once the system has a national scope. In addition, we make the control and registration of movements and process the payments of proceeds.

Debentures

The system records the issuance of debentures and controls the movements, processing the payments of rights granted to debenture holders and maintaining the control of the balances of debentures registered in SND – National System of Debentures. Managerial reports for the follow-up of the debentures and debenture holders are sent to the issuing company.

In the operations of issuance of debentures we reached a 45.5% market share, considering the number of issuances carried out.

Mandatory Bank (Debentures/Promissory Notes)

The Share and Custody Department operates as the liquidator of the issuing company in the Custody and Settlement Chamber – Cetip, by means of the National System of Debentures – SND and/or of the Brazilian Clearing and Depository Corporation –CBLC – Bovespa FIX, complying with all legal procedures described in the Regulations of Operations of the Systems.

In 1Q08, the total financial volume of issuances reached R$34.3 billion, and 49.8% of market share related to Bradesco.

Main Indicators in 1Q08:

Book-Entry Shares	224 companies, with market value of R$533.5 billion, combining more than 2.9 million shareholders.

Book-Entry Debentures	79 companies with 119 issues, totalizing a restated amount of R$109.6 billion.

Book-Entry Quotas	90 closed funds, with restated amount of R$14.8 billion.

Brazilian Depositary Receipt – BDR	3 programs, with market value of R$492.9 million.

Custody, Controllership and Investment Fund Management and Managed Portfolios

Targeted at companies, assets, foundations, insurance companies and private pension plan entities, the provision of service for this segment has continuously grown. Part of this growth may be verified in the evolution graphic of Assets under Custody, whose increase was 0.19% in 1Q08.

Qualified Custody of Securities

With innovative solutions and great operational flexibility, Bradesco assumed, since April 2007, the leadership in the national segment of Qualified Custody of Securities, according to Anbid ranking.

The Qualified Custody service comprises the physical and financial settlement of assets, their custody, as well as the management and information of events associated to these assets. It also comprises the financial settlement of derivatives, exchange agreements of financial flows, swap and forward operations, as well as the payment of rates related to the service provided, such as, but not limited to, rate of movement and registration of depositories and chambers and systems of settlement. In this segment there are activities that are related to the following factors: the control and exercises of the rights related to fixed income and variable income events and the flow of payments and receipts of deposited assets; physical settlement of the fixed income, variable income and futures market operations; maintenance of registrations of investors with depository agents and/or custody of physical assets; conciliation of assets such as Clearings and banking of checking accounts; operations in the over-the-counter market on behalf of investors, daily updating of the Assets and control of assets deposited in CBLC, Selic, Cetip and BM&F.

Custody of Shares for Coverage of DRs – Depositary Receipts

Bradesco launched the first Brazilian DR program. The provision of this service comprises the registration of the Program in CVM and in Bacen, the control of issuances and cancellations, the receipt of rights on shares and the remittance of funds abroad. In addition, it carries out in the Depository Bank the transmission of information related to resolutions taken at the meetings of the issuing companies of DRs.

Controllership and Management of Investment Funds and Managed Portfolios

Bradesco, in addition to providing the Custody service, counts on the best structure in the provision of services of Controllership for Investment Funds and Managed Portfolios.

In this segment there are activities related to the following factors: the control of movements of cash, risk and legal framing and investment policy; banking conciliation and fixed income assets traded with Selic or Cetip, and variable income assets, traded with the Stock Exchanges and Mercantile Exchanges; registration of purchase and sale operations of assets integrating the portfolio of Funds/Portfolios; accounting of assets, provisions, movement of quotaholders. These activities aim at trial balances and periodical reports for the statement of income sent to proper bodies and to quotaholders, and are monitored by a control team, which verifies the compliances related to the legal and contractual aspects, with the investment policy and with the specific rules of the client, aiming at the elimination of risks involved and ensuring the total quality of services provided

Main Indicators in 1Q08:

Custody	R$428.8 billion in assets under custody (funds, portfolios, DRs and receivable funds).

Controllership	R$421.2 billion distributed in 6,882 investment funds and portfolios under management.

Depositary Receipt – DR	R$99.4 billion in 12 programs.

Investment Fund and Credit Rights – FIDC

The service is based on the following activities: the receipt and analysis of the documentation that proves the existence of Credit Rights; verification if the Credit Rights are framed in the eligibility criteria of the Fund; physical and financial settlement of the acquisitions and sales of Credit Rights and other assets of the Fund portfolio; operational follow-up of the Fund portfolio, such as maturity of the Credit Rights, verification of concentration indexes and other obligations described in the regulation of the Fund; the execution of the collection of Credit Rights duly complying with contractual obligations or those not complying with contractual obligations; the preparation of all the documentation required for the compliance with the legal requirements; and meeting the clients’ needs, as well as helping them in the follow-up aspects of the collection of Credit Rights.

FIDC	R$7.5 billion in 52 FIDCs.

Qualified Depository

It is a type of service provision in which the Bank, as an independent entity, agrees to receive, keep in custody, meet and settle operations in favor of the contracting parties, as agreed in the contract, for greater comfort of financial obligations guaranteed or assumed, maintaining the control and the supervision by means of an Escrow Account.

Qualified Depository	1,037 contracts with financial volume of R$1.6 billion.

Compensation Agent

It is a type of service provision for Financial Institutions (Brokerage Firms and Distributors of Securities) and Qualified Institutional Investors (Managed Portfolios, Investment Funds and Clubs). In this position, Bradesco is responsible, before the CBLC – Brazilian Clearing and Depositary Corporation, for the physical and financial settlement of the operations registered on the São Paulo Stock Exchange – Bovespa, within daily operational limits which are established due to guarantees presented by the respective clients in view of the volume and type of operations carried out on the stock exchange.

Compensation Agent	Volume of R$39.3 billion.

Assets under Custody Growth – R$ billion

Business Processes

Ombudsman Area

Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985 the service Alô Bradesco (Hello Bradesco), the first financial market communication channel for suggestions and complaints, five years prior to the launching of the Consumer Defense Code. Such channel contributed to enhance these relations and has been an important strategic tool for relations transparency.

As a result, we implemented the Ombudsman area in July 2005, in which we centralized all manifestations recorded in different channels, including those stemming from the Central Bank and Procon.

In compliance with the rule of the National Monetary Council, published by means of Bacen Resolution 3,477 as of July 26, 2007, we appointed the Departmental Director in charge of the Ombudsman area and the Ombudsman itself, and we created a 2nd level service so that clients may check the solution found to their complaint previously recorded by the Customer Service Network – through Alô Bradesco, by phone, or through the Internet channel, by e-mail, in the “Talk to Us” section.

It is incumbent upon the Ombudsman area to manage all these manifestations, follow-up the term and quality of answers offered, provide the managers of products, services and processes with updated information. It is expected that these managers can learn from these “warnings received” and anticipate compatible solutions with needs and demands of our clients. The Ombudsman area must also continuously follow the notes until the concretion of correction actions.

Quality Management – NBR ISO 9001:2000 Certifications

Bradesco Organization adopts a Management System as tools that help in the execution and operation of its processes in a transparent and systematic manner.

A Management system comprises an organizational structure, planning activities, responsibilities, practices, procedures, processes and funds for the development, implementation, revision and maintenance of the Organization’s policies.

The SGQB – Bradesco Quality Management System is an important tool of Bradesco Organization, with the purpose of continuously improving the performance of processes, taking into consideration the needs of all interested parties. By means of SGQB, the Premises show their capacity to provide products/services that meet the client’s requirements and the applicable regulatory requirements, aiming to increase the client’s satisfaction.

Bradesco Organization counts on a group of highly qualified professionals, responsible for the methodology definition of Bradesco Quality Management System (SGQB) and implementation process management.

In the permanent search to provide its clients and users with the easiness and commodity that only a Complete Bank can offer, Bradesco Organization reached the acknowledgement in 197 processes certified in NBR ISO 9001:2000, all related to its products and services.

The ISO 9001:2000 certifications are formal evidences that all the activities related to the quality of the product or service certified were planned, implemented and controlled according to an international acknowledgment rule.

Accordingly, the certifications are important competitiveness instruments ensured only to companies that show their commitment to quality.

The ISO 9001:2000 certifications motivate the Organization to advance in the quality management practices, thus adopting the Excellence Criteria –Worldwide Class in its processes, which represent a great advantage in business management, as well as they highly contribute to issues of sustainability and corporate governance.

Data Protection and Privacy Seal – GoodPriv@cy

GoodPriv@cy – Data Protection and Privacy Seal – is a standard internationally established, comprising requirements aimed at the management of data protection and privacy at the organizations.

Bradesco Data Protection Management System has as purpose to standardize data protection management at Bradesco Organization and minimize risks related to violation in data protection and failures in information security, by means of the compliance with the legal and internal requirements and the continuous improvement of data protection and privacy processes.

As Bradesco Organization is a pioneer in technological innovation, it constantly invests in IT, concerning about information security in all levels. Therefore, it establishes procedures in the ethical treatment of personal data collected for any purpose, including the establishment of the Information Security Corporate Rules and Policy.

The certifications show this practice and reassure the Organization’s permanent concern about data protection of its clients and users. Out of the 18 GoodPriv@cy certifications granted in Brazil, 15 belong to Bradesco Organization (Source: IQNet –December 2007).

GoodPriv@cy Certifications of Bradesco Organization:

– Fax Fácil	– WebTA – File Transference

– Fone Fácil	– NetEmpresa

– Home Broker	– ShopCredit

– Internet Banking	– Electronic Commerce – Individuals

– Private	– Electronic Commerce – Corporate

– Custody– Liabilities Dockets	– Cards

– Custody – Assets Dockets	– Password Privacy Management

– Custody – Report Data Privacy

Methodology for Process Mapping and Documentation

This is a corporate methodology for Precess Mapping and Documentation whose goal is to enable the Bank’s Departments to map and document the product and service processes it manages, in a systematized and standardized manner.

The result of the documentation is stored in a specific Corporate Database, from which the documentation requested is provided concomitantly, in order to comply with:

– Activity-Based Costing System – ABC;

– Bradesco Quality Management System – NBR ISO 9001:2000;

– Internal Controls and Compliance;

– Section 404 of the Sarbanes-Oxley Act; and

– Ongoing Improvement of Processes.

The methodology establishes a standardized document structure, which is adopted by the Departments and allows an overview of processes from products/services, as follows:

– Organization Chart;

– Product and Service Tree;

– Context Diagram;

– Process Macro Vision;

– Process Flow; and

– Activity Detailing.

The structure defined for the Methodology, combined with the information on products and services, effectively enables the analysis and diagnosis for the development of operations aimed at improving processes and complying with the requirements of the management systems.

Activity-Based Costing

Designed to support the Bank in its actions to improve processes and optimize productive resources, such as practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System – ABC, which measures the cost and performance of its activities, resources and cost centers.

Thus, the knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We point out that as a result of the application of Activity- Based Costing, the Bank is now meeting the following targets: improvements to allocation of costs to products, channels and customers; support to qualification studies and negotiation of bank fees; subsidy to product, unit and client profitability systems; support to studies concerning outsourcing, merger and equipment sharing; as well as support to cost rationalization studies.

Activity-Based Management Program

Seeking to explore the potential applications of the information base of the “Activity-Based Cost”, we are to adopt a Cost Management model by means of the “Activity-Based Management” – ABM, which will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Concurrently, as processes are improved, operating performances can be seamlessly integrated with Bradesco's strategic goals, to create and/or sustain Bradesco's competitive advantages and add value both for clients and shareholders.

Thus, the future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as support their strategic gearing.

Integrated Management System – ERP

In the pursuit of improving results, as well as extending its capacity to manage the Organization's resources, for purposes of always providing permanent and appropriate support for its operations, Bradesco adopted one of the most modern concepts for integrating organizational processes, using Integrated Management System –ERP, mySAP Business Suite solution.

The implementation of this system represents an innovation in terms of the treatment of the value chain supporting Bradesco's financial industry, comprising analyses dimensions focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in the Human Resources, Training, Material and Service Purchases, Accounts Payable, Physical and Fiscal Receiving, Fixed Assets and Accounting, in addition to the Availability Control process, for the effective follow-up of the Bank’s administrative expenses.

Currently, the processes of Works Management, Maintenance Management, Cash Management, Real Estate Management, Supplies Management (Auction and Electronic Quotation), Audit Management, Banking Accounting and Consolidation of Financial Statements are being implemented.

The adoption of the Integrated Management System for the process already implemented by the areas integrated through this technology allowed them to renew processes and review organizational structures and over 83 thousand system users were qualified via presence and e-learning training.

As the main result of the implementation of the Integrated Management System, Bradesco will benefit from the organization and standardization of the processes carried out in different areas, agile decision-making, secure data processing, as well as decreased operating costs and increased productivity. These factors are crucial for the Organization's growth, especially in view of current fierce competition in the financial area, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Acknowledgments

In 1Q08, Bradesco was acclaimed as Latin America’s largest publicly-held bank by market value, according to a study from the consulting firm Economática. With an estimated market value of US$61.840 million, Bradesco, besides being the largest private bank, is the one with the largest working capital of the region.

It was also acclaimed as the world’s champion in three categories in the IR Global Ranking Award: Disclosure of Results, Online Annual Report and Investors Relations Website. Promoted by MZ Consult, the survey, which evaluated 160 companies from 32 countries, points out the companies that maintain a consistent communication with the investing public.

Bradesco was also acclaimed as the best financial institution of Brazil in Private Banking services, according to a study published in Euromoney magazine, one of the most respected publications specialized in international finances.

The Bradesco Brand was considered the most valuable one of the Latin America’s banking sector, at a study carried out by the international consulting firm Brand Finance, published in The Banker magazine, the Top 500 Financial Brands 2008 edition, disclosed by Folha de S. Paulo newspaper. It was also the most remembered bank brand by the consumers of the state of Bahia, according to the Bahia Top of Mind survey, published in A Tarde newspaper.

GazetaInveste magazine, a publication of Gazeta Mercantil newspaper, acknowledged Bradesco as the best market fund manager, based on the survey of the Austin Rating consulting firm. Among the eight categories that comprised the study, Bradesco was highlighted in three of them – Long Short, Exchange and Equity Income Funds. It had 55 products among the best ones due to the outstanding performance. It was also the fund manager with the largest number of equity funds on the list of the most profitable in 2007, published by Época magazine. The full ranking has 25 equity funds and Bradesco is responsible for the management of six of them.

Grupo Bradesco de Seguros e Previdência was the great highlight of the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company Award) when acclaimed in nine categories. This year’s edition acknowledged the Group as Insurance Global Sales Highlight. Bradesco Capitalização received two awards: Marketing 10 and Entrepreneurs in the Certificated Savings Plans Area. Bradesco Saúde was acclaimed in the Sale Highlight by Health Insurance Modality. Bradesco Vida e Previdência received the trophies of Best Global Performance in Private Pension Plans (for a net revenue larger than R$1 billion), Global Sale Highlight in Private Pension Plans, Sales Highlight in Life Insurance and Insurance Company of the Year. Bradesco Auto/RE Companhia de Seguros was acclaimed as Market Highlight in Auto/RE. The award is provided by Segurador Brasil magazine and acknowledges the role of companies and entities in the implementation and development of concepts, products and services to the Brazilian insurance market.

6-Social-environmental Responsibility

Bradesco Organization and the Social-environmental Responsibility

Bank of the Planet

Aligned with the strong tendency that is also present in the financial sector, Bradesco has decided to intensify its social-environmental commitments –being aware of the new world reality of climate changes and how to deal with the global warming. Besides spreading the concept of sustainability among its employees, suppliers and commercial partners, Bradesco aims at incorporating, day by day, innovative management practices. For this purpose, the Organization has focused on the alignment of its responsible conduct with the commitment to the environment preservation, with a view to ensuring its commitment to a sustainable development and, at the same time, ensuring the financial return.

At the end of 2007, in order to ratify this posture, the Organization took a historical step, expanding the role of a bank and the focus on sustainability, when it launched the Bank of the Planet. The initiative represents a milestone in its path and aims at unifying social-environmental actions, creating new products and services and investing in a more seamless interaction of people with the environment. More than guaranteeing the continuity of its business, Bradesco decided to expand its market operations in order to contribute with the continuity of the planet.

Such initiative is in sync with the main international agreements and commitments that Bradesco adopts in its management: Equator Principles (since September 2004), Global Compact (November 2005) and the Millennium Development Goals.

Learn more about Bradesco’s social-environmental initiatives at www.bradesco.com.br/rsa.

The material events for the period are as follows:

Amazonas Sustentável Credit Card and Pé Quente FAS Certificated Savings Plan

Through the partnership with the State of Amazonas in November 2007, in which Bradesco became one of the co-founders of Fundação Amazonas Sustentável (FAS); and as part of the commercial strategy of the Bank of the Planet, it was launched the Amazonas Sustentável Credit Card, the first card manufactured in the Brazilian market in recycled plastic coming from disposable plastic bottles, aiming that part of the income resulting from the new product is transferred to FAS.

Bradesco’s newest certificated savings plan, Pé Quente Bradesco Amazonas Sustentável, also aims at reverting part of the fund raised in benefit of FAS. The plan, with the monthly value of R$20, allows the client to compete for R$50 thousand weekly premiums, in draws by the Federal Lottery. After the total investment period, the redemption shall be 100% of the amount paid monetarily restated by TR.

Amazonas Sustentável Credit Card and Pé Quente Amazonas Sustentável Certificated Savings Plan are products in which Bradesco will invest funds in benefit of Fundação Amazonas Sustentável, in which FAS received, as initial contribution of the Bank, R$ 20 million and will receive R$10 million annually during the next 5 years.

Opening of Piracicaba Nursery

In February, Bradesco, through Bradesco Capitalização, opened, in partnership with Fundação SOS Mata Atlântica, the “Elvira Guarda Mascarim” Center of Forestry Seedling Production and Environmental Education, located in the city of Piracicaba (state of São Paulo). The unit focuses on the production of native seedlings from the Atlantic Forest for the forestry recovery in areas of gallery forest as part of the carbon (CO2) neutralization program of the Organization and the Eco Financing program –to make up for the CO2 emissions of vehicles financed by the Bank.

In the same space took by the nursery, counting on twelve employees that work in the seedling production, plantation, administration and environmental education, the region’s first Natural Sciences Museum was opened.

2007 Sustainability Report Launching

In March, Bradesco launched the 2007 edition of its Sustainability Report, which presents an aggregation of information regarding the main initiatives developed by the Organization, in light of the economic, environmental and social scenarios, for instance, sustainable finances, environment, relationship with stakeholders, initiatives of Fundação Bradesco and activities of Finasa Esportes.

The report follows guidelines proposed by the Global Reporting Initiative (GRI), level A+ correspondent to the most advanced stage, which proposes a sustainability report standard that may be used by investors, market analysts and other people.

The online version of the 2007 Sustainability Report is available at www.bradesco.com.br/rsa.

Bradesco’s Contribution to Preserve the Environment

Aware of the need to maintain its adequate facilities, without disregarding the environmental aspects, Bradesco has adopted practical measures that contribute to environmental preservation.

The Organization permanently seeks to apply new technologies minimizing the impact on ecosystems. It also seeks the contracted companies’ commitment to the Bank’s goals, as well as an ongoing awareness of our staff in pursuit of eco-efficiency.

1) Program for the Neutralization of Carbon Emissions

With a view to neutralizing its greenhouse gases (GHG) emissions, Bradesco was the first bank to launch a measurement program of its direct and indirect participation in the emission of these gases in the atmosphere. The proposal is that all Bradesco’s business chain – including clients, suppliers and other stakeholders – takes part in this cause in the medium term.

In the first stage of the program, a survey of all the greenhouse gas (GHG) emissions referring to operations at Cidade de Deus – Bradesco’s headquarters, in Osasco (SP) – was carried out, calculated in accordance with GHG Protocol methodology and ISO 14064. In 2007, the Organization will increase the inventory scope of GHG emissions.

Initially, the environmental impact caused by the Organization will be offset by the planting of 38 thousand trees (in partnership with Fundação SOS Mata Atlântica).

2) Resources Consumption Rationalization

With a view to rationing electricity and water consumption, Bradesco maintains an area to manage the consumption of these strategic resources. Its attributions consist of managing agreements of demand for electricity with the concessionaires and the permanent research of more efficient and intelligent new technologies for the equipment, observing the environment preservation policy.

Bradesco, always concerned about this issue, invests in the Branches Network awareness. Thus, it indicates consumption targets for each unit – based on size, quantity of equipment installed and headcount, and it also releases information about the rational use of electricity and water, by means of circulars, internal newsletters, Intranet, among others.

a. Electricity

Timing machines were installed in the branches for the automatic turning-off of lights, allowing an easy utilization in scheduled hours. Turning off lights in non-used areas and using natural light are also encouraged.

Similar care is adopted in the acquisition and installation of air-conditioning systems, such as thermo-accumulation devices, which reduce the energy consumption in peak hours. The employees are guided towards optimizing the use of lifts, air conditioning and other energy consuming equipment. In addition, more than 250 mercury lamps installed in the lampposts of Cidade de Deus were replaced by sodium steam light bulbs. Approximately 30 thousand 40 Watt lamps have been replaced by 32 Watt lamps, substantially reducing substantially energy consumption, without losing lighting efficiency. Electronic ballasts were also installed, which consume less energy than the normal ones, as well as adjustments were provided in the general electricity condition. In 1Q08, in corridors, bathrooms and halls in the premises of Cidade de Deus, 1,030 common lamps were replaced by 9 to 26 Watt compact fluorescent lamps, providing higher light efficiency and low consumption.

b. Water

Same concern is expressed as to the rational use of water. Thus, our premises are periodically guided concerning the monthly follow-up of consumption and maintenance aiming at correcting possible leakage in valves, flushing and faucets. Technical measures contributing to the water consumption reduction have been adopted, such as the replacement of mechanical faucets with automatic ones for use on the headquarters premises and common valves for coupled boxes, in the building of Avenida Paulista, with an estimated reduction of 50% of consumption.

In 1Q08, we reused 180 m3 of water, provided by a new-developed tank which collects and stores rainwater in Cidade de Deus, used to water gardens and wash sidewalks and streets. The development of more three tanks for the same purpose is in progress.

The Organization considers the possibility of the reuse of water that comes from the partial sewage treatment generated at the headquarters, with the purpose of watering and usage in the air conditioning towers. In the recovery of parking places and sidewalks in Cidade de Deus, permeable material has been used, allowing the ground to better absorb rainwater.

At Avenida Paulista, a former fuel tank of the generating group was adapted as a container to receive and store rainwater destined to garden watering. Only taking into account the water consumed in this building in 2007, this measure enabled an economy of up to 37 m3 in the annual water consumption. In 1Q08, 4 m3 of water were reused.

3) Solid Residues Destination

a. Paper and Cardboard

In 1Q08, approximately 380 tonnes of paper and cardboard were collected in our main administrative centers, which are submitted to a selective process. Bradesco is contemplating the possibility of its implementation in other regions. In addition, methods to assess the quantity of paper consumed by the Organization are under study, both office paper and forms. The purpose is to identify possible measures that may be adopted to reduce that consumption.

Bradesco also standardized the dispensers and respective consumption products (toilet paper, paper towel and liquid soap) used in bathrooms of Cidade de Deus and administrative buildings. Assessments carried out concluded that, even with the need of installing more equipment and the increase of the “population” (employees and service providers) in Cidade de Deus, there was a decrease in the consumption: toilet paper: 3.1%, paper towel: 37% and liquid soap: 20%. Besides the economic aspects and quality improvement, this measure contributes to the aware consumption, since the new liberation system of toilet paper and paper towel inhibits the waste and reduces the consumption.

b. Metal, Glass and Plastics

At Cidade de Deus and in administrative centers, Bradesco maintains the selective collection of metal, glass and plastics. In 2007, approximately 30 tonnes of these materials were recycled, arising from the maintenance process. In 1Q08, 6 tonnes of these materials were recycled. This practice has been encouraged and improved by means of in house campaigns and actions, in the expectation of increasing to other centers, as well as to increase the quantity of recycled products.

The use of biodegradable plastic bags has also been implemented in all of Bradesco’s premises. This material degrades completely within a short period of time, minimizing the impacts to the environment. At Cidade de Deus and administrative centers, plastic bags with colors corresponding to waste collected are also used, with a view to facilitating the recycling process of these materials.

c. Lamps

In Cidade de Deus buildings there are more than 36 thousand installed lamps. Monthly, more than 600 lamps are replaced. Concerned with the appropriate destination of this material, the Organization included in maintenance agreements a specific clause about the service company’s obligation to conduct the ecologically correct discard. In 2007, approximately 30 thousand lamps of the headquarters and administrative buildings were sent to recycling. In 1Q08, approximately 5,000 lamps were sent to recycling.

In August 2007, the correct collection and destination of this type of material were implemented in more than 200 branches in the city of São Paulo, and a future expansion to other Network branches is expected.

d. Technological products

The Organization started a project related to the management of technological waste arising from the maintenance and replacement of electric and electronic equipment, in order to recycle and properly discharge this material. In this first phase, 2,532 equipment and components were collected, totaling approximately 3 tonnes, which were discharged without harming the environment.

e. Other Residues

In Cidade de Deus, approximately 115,000 m2 of green area is maintained, with more than 4,100 trees cataloged under the replacement and planting program. In the maintenance of these areas, dried leaves and branches from sweeping are crushed. The crushed material (nearly 1.5 ton/month) is used as fertilizer and in gardening, contributing to the natural ground strengthening and avoiding the discharge in landfills. The parings of grass are also used as input.

4) Use of Sustainable Products

a. Recycled Paper Usage Program

This Program, based on the certainty that Bradesco is able to contribute to the dissemination of environmental responsibility, has been gradually implemented in our Organization. The option to use recycled paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, the beneficial result for the environment was the most important factor for the change. Recycled paper is used in the production of internal and external communication material, such as posters, magazines, circulars, business cards, statements distributed to clients and check books. Currently, nearly 90% of the paper consumed per month is recycled.

b. Remanufactured Cartridges

For five years Bradesco has used remanufactured cartridges in printers, aiming – besides cost savings – at the reduction of environmental pollution. Out of 30 types of toner cartridges composing the consumption list, 21, i.e., 70%, are remanufactured products.

c. Certified Wood

Recently pencils manufactured with certified wood were made available in the premises. The raw material used contributes to the fight against exploration of illegal wood with a predatory origin, besides minimizing the environment degradation.

In 2007, approximately 64 m3 of wood, provided from reforestation areas, were used in furniture and division walls so as to equip the buildings of the Administrative Centers. In 1Q08, we used 8.15 m3 of wood.

d. Biodegradable Products for Cleaning

In Cidade de Deus, biodegradable products are used in cleaning and maintenance services. Contracted companies are encouraged to use products of such type, which will later become one of the requirements to be considered in a further agreement renewal.

This measure integrates an improvement program seeking to standardize the biodegradable products, appropriate dilution, in conformity with the manufacturer’s guidance and the obligation to present information about chemical products used on the Organization’s premises.

Human Resources

The foundation to sustain Bradesco Organization’s businesses is based on acknowledging the value of its team’s performance and achievement potential.

The Company offers to its employees ongoing professional development opportunities, in a healthy, safe and ethical environment, with transparent commitments and goals.

Bradesco believes in its ability to promote a sustained growth for people and through these people.

The Company seeks to maintain an excellence model in Human Resources Management, guided by respect and transparency in its relations, through the continuous investment in development, sharing of knowledge and valuing of the human being value, without discrimination.

Bradesco adopted a closed-career policy, whereby the admission occurs at apprentice levels and growth opportunities are destined to the staff, allowing access to all hierarchical levels.

This assurance of professional development and growth opportunities allows employees to see the possibility of holding all the positions: leadership, supervision, management and also the senior management. That is a motivational factor for all the staff, stimulating creativity, innovation and the ceaseless search for knowledge and updating.

When an employee joins the Bradesco Organization, whose closed-career system privileges, supports and strongly invests in the growth and development of its staff, the employees start a career full of opportunities, connected with their effort and dedication.

Encouraging the professionals to exceed their limits and stimulating their creativity in search for solutions, aiming at the self-satisfaction, clients’ satisfaction and business expansion, have been a priority for Bradesco and is one of the assumptions of its Human Resources Management Policy.

Only creative and innovative teams, highly skilled, with ensured career opportunities can surpass goals and show the excellent results that have highlighted the Organization.

The incentive to creativity and investment in the professional and personal qualification of our employees are essential for Bradesco’s success, strongly contributing to its brand solidity and the accomplishment of its market strategies.

Bradesco’s performance is disseminated and continuously expanded throughout the country, enabling job opportunities in all the operation segments.

A Bank which takes into account, by means of its clients and partners, the diversity which expresses the Brazilian social structure, has as main commitment the respect to cultural and ethnical diversity. The respect to the Brazilian diversity is part of Bradesco’s strategic vision towards good performance, once we are inserted nationwide

Certification in International Rules

In 2006, we achieved the certification of OHSAS 18001:1999 Rule of Occupational Safety and Health that allows establishing and developing conditions that contribute to a safe and healthy work environment. The certification was granted to the building located at Avenida Paulista, no. 1.450, city and state of São Paulo and, in June 2007, we obtained the certification again. In December 2007, we updated the certification in the 2007 version.

Aligned with the sustainability concept added to our business strategy, in 2006 we implemented the Bradesco Social Responsibility Management System, based on the SA 8000®:2001 International Rule.

This Rule establishes requirements in compliance with the Human Resources Management Policy of Bradesco Organization and has the purpose of promoting an ongoing improvement of relationships and the work environment, including the commitment to respecting Human Rights, Children’s Rights and Labor Fundamental Rights to its suppliers.

In 1H07, Banco Bradesco received the SA 8000®:2001 Rule certification, ranking first among the financial institutions in the Americas to receive an international Social Responsibility certification. In March 2008, Bradesco received the certificate for the second time.

Banco Bradesco has been certified in the SA 8000®:2001 International Rule of Social Responsibility in the management of the human resources that operates in the business and related companies located at the building on Avenida Paulista, no. 1.450, city and state of São Paulo, and in the Human Resource Department, at Bradesco’s headquarters, at Cidade de Deus, city of Osasco, state of São Paulo.

Aiming at expanding the scopes, Bradesco is working for the certification of the main administrative centers in the country.

A Great Place to Work

Over the last years, shared with all our employees the satisfaction and importance of being included in indexes based on the quality of relations and the work environment.

Every year, around 3,500 employees in all structure levels, from all businesses and activities lines, voluntarily answer to surveys about the organizational environment through questionnaires and interviews. They assess items such as the work environment, benefits, compensation, professional development, ethics, citizenship values and social responsibility of companies.

The Company seeks to promote transparency, respect and confidence, so as to ensure a motivating and challenging organizational environment. Evidence is that Bradesco is currently recognized in several rankings.

The Company was listed for the eighth time in Guia Você S/A – Exame – As Melhores Empresas para Você Trabalhar (The Best Companies to Work), in addition to being part of this selected group, Bradesco has also been acknowledged among the 50 Best Companies for Women to Work, for four years. In 2006, Bradesco was also highlighted as one of the Best Companies for Businessmen in the Country.

Guia Você S/A-Exame is considered the best and most comprehensive study on organizational environment in Brazil and, since 2006, it has presented the index of happiness at work, in which we are highlighted for providing our employees with a positive corporate environment, promoting everyone’s well-being.

In 2007, Bradesco was once again elected one of the 100 Best Companies to Work in Brazil in a research developed by the Great Place To Work Institute, published in a special edition of Época magazine.

We were also pointed out among the 100 Best Companies in Organizational Human Development Index (IDHO), the 20 Best Companies in Human Resources Practices and the Best Companies for Executives. This list presents the companies in which the executive group, which comprises officers, managers and supervisors, reports feeling more satisfaction at work.

For the fourth consecutive year, Bradesco stood out in the survey As Melhores na Gestão de Pessoas (The Best Companies in People Management) of Valor Carreira magazine, edited by Valor Econômico newspaper. It was the first bank to be in the ranking. In 2007, Bradesco ranked first among the companies in the survey.

These results show the acknowledgment of our commitment not only to clients, but also to our employees. Improving talents with professional training, stimulating education and maintaining a fair and dynamic organizational structure, we try to offer conditions so that each employee can grow and build a solid career, from a relationship policy based on respect and valuation.

Human Resources Management Policy of Bradesco Organization

We reaffirm the commitment to our employees by formalizing guidelines for the management and development of our human resources, by means of the Human Resources Management Policy of Bradesco Organization. Basic assumptions:

1. To comply with all the requirements, regulating rules and legal conventions concerning work relationships and environment, applicable to our activities;

2. To assume the public commitment of defense and protection of Human Rights, Children’s Rights and Labor Fundamental Rights, in line with national and international Principles, Standards and Treaties;

3. To respect the diversity and dignity of the human being, preserving the individuality and privacy, not admitting the practice of discriminatory acts of any nature in the work environment and in all our relationships, with the internal and external public;

4. To ensure a good relationship among all professionals of the Organization, maintain a safe and healthy work environment and provide conditions for great performance and productivity levels;

5. To contribute to the improvement in the quality of life of employees, offering conditions for the balance among work, health and family;

6. To encourage our professionals to surpass their limits and stimulate creativity in search for solutions, aiming at the self-achievement, clients’ satisfaction and business expansion;

7. To promote the constant development and improvement of technical and behavioral potentialities of our employees and make available favorable mechanisms which allow them to manage their personal and professional growth plan, in order to ensure the continuous improvement of management processes; and

8. To ensure opportunity priority for the professional growth of people, by means of permanent investment and development of internal competences, by the valuation and respect to knowledge and professional qualification acquired during the career.

In addition to the principles set forth in our Human Resources Management Policy, we have implemented the Bradesco Social Responsibility Management System, based on the SA 8000®:2001 Rule, whose requirements aim at promoting a continuous improvement of the work relationships and environment, including the commitment to respecting Human Rights, Children’s Rights and Labor Fundamental Rights to our suppliers.

Social Responsibility Requirements –SA 8000®:2001 Rule

1. Child Labor
2. Forced Labor
3. Occupational Health and Safety
4. Freedom of Association and Collective Bargaining Rights
5. Discrimination
6. Disciplinary Practices
7. Working Hours
8. Compensation
9. Management System

In-house Communication

We strongly invest in our in-house communication so that our employees are effective participants of the Organization’s strategy for expansion of results.

Simultaneously and from any location in the country, Bradesco’s employees receive key information via Intranet and e-mail.

On a daily basis, the Organization makes available the newsletter Sempre em Dia (Always Updated), with articles on the Bank’s strategic direction, launch of products, quality practices and business focus.

Brochures and magazines are periodically published and addressed to each employee.

Produced in compliance with the best quality standards, the editions in video of Bradesco TV approach institutional messages and technical guidance on a monthly basis. Created in 1990, Bradesco TV is one of the country’s oldest corporate television projects.

The annual goals and strategies are disclosed at meetings with the Presidency, where Directors, Regional Managers, Managers of Branches and Departments of the Organization take part. All the issues are referred to the respective teams.

With the purpose of making the communication between the Human Resources Department and the staff closer, more energetic and transparent, we have created ALÔ RH, an effective and fast communication channel that guides about benefits, legislation, policies and practices of human resources, in addition to responding to suggestions and complaints. This channel offers the option of anonymity, ensuring complete secrecy to those who use it.

ALÔ RH’s service standard implies in the full understanding of doubts and the correct referral of the manifestation immediately, or within 72 hours at the latest, via telephone, e-mail, or fax. Thus, we constitute an effective dialog and interaction process between the company and its employees.

In 1Q08, ALÔ RH recorded 15.5 thousand calls that included clearing doubts, suggestions and complaints.

The Human Resources Department keeps, in its functional structure, the Union Relations area, whose mission is maintaining a permanent dialog and interaction channel with union representatives’ nationwide, receiving manifestations, clearing doubts, and allowing a relationship based on ease of access, agility and proactivity between the parties involved.

People Management

Bradesco maps the human capital through individual interviews with employees and their leaders. The focus is identifying corporate and essential competencies by supporting professional growth and searching for goals and results by means of the development of the competencies of the Organization’s Human Resources.

The Company already recorded 36.4 thousand employees’ profiles in this process.

Based on this knowledge, leaders and employees gained conditions to share actions focused on improving their individual and team performance, making effective the practice of feedback by generating professional improvement and short, medium and long-term results.

The maintenance of such work is the management of competencies with the involvement of employees and their leaders by means of constant follow-up, guidance and technical and behavioral development.

Respect to Diversity – Social Inclusion

Bradesco respects the diversity and self-respect of the human being, by preserving the individuality and privacy, not accepting the practice of discriminatory acts of any nature: at the work environment and in all Company’s relationships with the internal and external public.

The appreciation of diversity is incorporated in the Human Resources Management Policy of Bradesco Organization. The guidelines of relationship with employees are based on appreciation of professionals and are in accordance with the Global Compact principles, among other international regulations concerning human rights.

Bradesco’s success is based on group effort, which means that each employee adds something so that the Organization may constantly innovate and modernize, embracing more and more the possibilities of diversity, which is a constant value in its daily operations, through client magnitude, geographical comprehensiveness and staff.

Being present in several places in Brazil shows our commitment to serve equally for all our publics.

Bradesco has gone far beyond the commercialization of products and services, with the purpose of getting to know better people from all the different groups in society, in order to ensure a service that meets their needs and work together towards the country’s sustainable development.

With a view to effectively contributing to an improved relationship of the Company with its different publics, as well as maintaining a balanced internal demography, both in the admission and retention of talents, Bradesco created the Diversity Appreciation Work Group, composed of representatives of different areas.

Believing in people, understanding and welcoming differences are pioneering values present throughout Bradesco’s history, making it a Bank that works towards being more and more a development agent.

This issue is broadly supported in the Code of Ethics and Social-Environmental Responsibility Corporate Policy of the Organization.

Ethnical Groups

We ended 1Q08 with 12,598 afro-descendent employees, and 5,890 of them hold managerial positions.

Bradesco entered into a partnership with Faculdade Cidadania Zumbi dos Palmares – Unipalmares, by means of a professional qualification program which aims at hiring interns to work in important business areas of the Bank. Unipalmares’ mission, by means of NGO Afrobrás, is to promote the inclusion of black citizens into higher education of the country.

The program is divided into various modules, with 2-year duration and also relies on a partnership with renowned institutions, such as FGV, USP, FIPE, Fipecafi and FIA.

Students work in technical and business areas of the Bank and are trained to improve themselves as citizens and qualified professionals for the job market.

The program, which started with 30 interns, has been expanded and currently counts on 72 students.

Inclusion Policy for Disabled People

Bradesco was one of the banks sponsoring the Professional Qualification Program of the Brazilian Banks Federation (Febraban), which qualified handicapped professionals to hold positions in the job market.

Aiming at hiring and retaining disabled people, Bradesco has set forth partnerships with specialized entities focused on the inclusion of these professionals, qualifying them and creating job opportunities in the Organization.

In 2007, we established a partnership with a specialized consulting firm in order to develop and implement the Inclusion Program of Disabled People, with the purpose of attracting and retaining disabled people, contributing for the sedimentation of an inclusive organizational culture.

We have in our Call Center a specific part comprised of visually impaired employees.

Currently, Bradesco has a staff of 1,107 disabled people.

Through Bradesco’s website, in the link Career Opportunities, the Company offers an exclusive channel for the collection of disabled people’s curriculums.

Due to the importance of the issue, Bradesco created a permanent Work Group focused on issues involving accessibility. One of the actions developed by the group was the preparation of a video training about the subject to the entire staff.

Opportunities for Women

Bradesco ended 1Q08 with a quota of 39,660 women employees, corresponding to approximately 48% of the staff. In leading positions, Bradesco has 17,945 women, including in the Board of Executive Officers and the Board of Directors.

In the Prime segment, 73% of staff is women.

Internship Program

Aiming at providing real professional development opportunities, Bradesco Organization offers an internship program in all operation and business areas, allowing the student to relate the academic learning with the practical activity. Currently, the program benefits 669 students.

Traineeship Programs

Fundação Bradesco’s Information Technology students have the opportunity to start their professional career as employees in the Systems Development Department of the Organization. In order to do so, students are provided with a structured program addressed to technical and behavioral approaches with theoretical experience in the classroom and practice in the Department. All students approved in the selection process are hired.

Youth Apprentice Program

The Youth Apprentice Program was implemented by Bradesco Organization in 2004 and executed in partnership with Fundação Bradesco and other qualified entities, encompassing the administrative centers and branches throughout the country.

The program estimates the contracting of youngsters from 16 to 24 years old, with the purpose of providing personal and professional development to adolescents.

We ended 1Q08 with 1,023 apprentices and we have already provided the program for 1,746 youngsters.

Young Citizen Program

With a view to reinforcing Bradesco’s actions in the Social Responsibility area, the Company entered into a partnership with the São Paulo State Government by means of the Young Citizen Program – My First Job.

The purpose is to provide students with their first professional experience opportunities, preparing them to exercise the citizenship, by means of paid internship. These students come from families with higher social vulnerability, between 18 and 21 years old, regularly enrolled and effectively attending high school classes of the state public school system.

570 youngsters have already participated in the Program.

Occupational Health and Safety Policies

Bradesco is a company that develops actions in health, disease prevention, safety and work conditions.

The occupational safety and health aspect is approached in two premises of the Organization’s Human Resources Management Policy:

• Ensuring the good relationship among all the professionals of the Organization, maintaining a safe and healthy work environment, and providing conditions for excellent levels of performance and productivity; and

• Contributing to the improvement of employees’ quality of life, offering them conditions to balance work, health and family.

Bradesco offers to its employees an adequate work environment with conditions for a complete physical, mental and emotional well-being.

Bradesco invests in programs and methodologies which allow the mapping and identification of the causes of symptoms and diseases occurred in the work environment and relationships, aiming at promoting health and disease prevention, on a broad basis.

The issues addressed include Repetitive Stress Injury, Stress, Chemical Addiction (Alcoholism/Drugs/ Tobacco), Obesity, Cardiovascular Diseases, Sexually Transmitted Diseases, AIDS, among others. Those campaigns are carried out monthly through Interação magazine and in the Sipat (Internal Week of Occupational Accident Prevention).

Since hiring, Bradesco’s employees receive information and guidance on behavior and conduct adequate to the maintenance of health and improvement of life quality.

Bradesco has been an active member of the National Business Council for HIV/AIDS Prevention – CEN, which aims at promoting and strengthening the combat against such epidemic in the work environment, diffusing information to a considerable portion of workers, family members and the community as a whole about the safe ways for prevention from the infection by HIV virus.

Another outstanding issue related to life quality is the balance between the employee’s personal and professional life. We are permanently concerned with the working hours of our employees, so that they don’t surpass their contract time and are able to comply with their personal commitments and leisure.

In order to offer an appropriate environment and extra emotional support to employees, the Bank created in its Call Center at the Santa Cecília building, in the city of São Paulo, a room for winding down. It is a reserved room with a different infrastructure from all other Organization environments. There the employee can find comfort and material that help to relax and soften the impact caused by day-to-day activities inside and outside of the call center. The room is available to everyone who may eventually go through situations related to psychological and emotional aspects.

Thus, we consider that the Bradesco Occupational Safety and Health System Management reassures the commitment to the safety and health of our employees, with the adoption of programs for ergonomic management and awareness about the importance of safety and health in the work environment.

Benefits

Our management model is grounded on the belief in people.

We acknowledge the value of performance and people’s potential for accomplishments as being the foundation of Bradesco Organization’s business.

We know that in order to have a better performance, people need to have prospects and confidence in the future, their basic needs met, and their families’ well-being guaranteed. For that reason, we have put together a benefit package which, going well beyond legal requirements, has the purpose of providing our employees and their families safety and comfort in the supply of their basic needs, professional development and special loan conditions for acquiring goods and properties.

This management strategy contributes to a healthier, more productive and participative work environment, providing conditions for great performance levels and better results.

The special benefits we provide to our employees constitute a factor of talent attraction and retention for the Organization, in addition to contributing to Banco Bradesco’s acknowledgment as one of the best companies to work for in Brazil.

Health and Dental Care Insurance

Our employees and their dependents have access to Health and Dental Care plans with premiums fully paid for by the Bank. The Healthcare Insurance includes non-traditional treatments, such as dialysis, organ transplants, acupuncture, homeopathy, myopia correction, GPR (Global Postural Re-education), heart valve, physiotherapy and treatment for Aids (with reimbursement of expenses for medicine prescriptions).

The Dental Care Insurance includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Implants are offered at costs lower than the market by means of agreements.

In 1Q08, there were 525,438 medical and hospital consultations and 108,328 dental consultations.

Supplementary Private Pension Plan

Bradesco makes available for all its employees a Supplementary Private Pension Plan, in which the Organization contributes with 50% of the monthly installments, including in the 13th salary.

The plan guarantees coverage to the retiree, the retiree’s widow or widower and their children under the age of 21, or up to the age of 24, if they are undergraduates.

Group Life Insurance

All Bradesco’s employees have access to Group Life and Personal Accidents Insurance, with subsidized costs. The employees retired by INSS, who left the company without cause, are offered the option to maintain the policy, with subsidized costs.

Social Service and Psychological Assistance

Bradesco’s employees and their dependents are provided with Social Service and Psychological Assistance follow-up under situations of need and emergency.

Services are offered in most varied situations: medical treatment, accidents, decease in the family and release of special loans.

In 1Q08, 2.2 thousand social and psychological assistances were provided.

Such initiative shows Bradesco’s concern with its employees’ well-being when facing personal problems.

Snack Supply

Bradesco’s employees receive snacks on a free basis all working days.

In 1Q08, we invested around R$10 million, distributing approximately 6.6 million snacks.

Medicine

For the states of São Paulo and Rio de Janeiro, Bradesco offers agreements with the drugstores Drogasil and Drogasmil, for the acquisition of medicine at a cost lower than that practiced in the market.

Influenza Vaccination

Bradesco carries out an annual vaccination campaign against influenza, offering the vaccination free of charge to all its employees and at subsidized prices to their dependents. In the 2007 campaign, 54,750 doses of the vaccine were given, with a cost higher than R$1.7 million.

Leisure Activities

Bradesco maintains in Cidade de Deus, in the city of Osasco, an area with swimming pools, racetrack, soccer field, basketball, volleyball, soccer, tennis and squash courts, destined to leisure and recreation activities to employees and their dependents.

In 1Q08, 13.9 thousand people attended the facilities.

Social Loan

By means of Caixa Beneficente (Benefit Fund), the Organization offers financial assistance to its employees, granting loans with subsidized fees, destined to emergency conditions, education expenditures, acquisition of orthopedic instruments, glasses, funerals, psychologists, psychiatrists and speech therapists, among others.

Credit Facilities for Acquisition of Computers, Vehicles, Real Estate and Personal Expenses

Bradesco offers loans to its employees with subsidized fees for acquisition of computers, vehicles and personal expenses. Employees and their first relatives may also finance the acquisition of residential real estate at lower interest rates.

Fee Exemption

The Bank exempts its employees to pay several fees, such as: checking account maintenance, fee to open credit, issuance and annuity of credit and debit cards, financial transactions on ATMs, access to Fone Fácil, issuance of bank statements in electronic terminals and utilization of single check sheets.

Online Shopping Channel

The ShopFácil Funcionário is a special online shopping channel, through which Bradesco negotiates special discounts directly with various products suppliers. Partnerships are also executed with some stores, by means of which the employees have access to special prices and payment conditions.

Other Benefits provided for by law and in the Collective Convention of Bank Employees:

• Transportation Voucher
• Meal Voucher
• Food Voucher
• Maternity/Paternity/Wedding/Decease Leave
• Funeral Assistance
• Day Care/Baby Sitter Assistance
• Professional Requalification Allowance

Human Resources – March 2008

On March 31, 2008, Bradesco, including its subsidiaries, had 83,124 employees.

The following table presents the variation in the last periods:

	December					March

	2003	2004	2005	2006	2007	2008

Banco Bradesco	59,430	62,013	61,347	63,163	65, 050	65,682
Subsidiaries	9,407	11,631	12,534	13,577	17,054	16,762
Bradesco Subtotal	68,837	73,644	73,881	76,740	82,104	82,444
Banco BCN	5,203	–	–	–	–	–
Subsidiaries	1,741	–	–	–	–	–
BCN Subtotal	6,944	–	–	–	–	–
Amex Brasil	–	–	–	442	–	–
Subsidiaries	–	–	–	2,124	–	–
Amex Subtotal	–	–	–	2,566	–	–
Banco BMC	–	–	–	–	669	680
Subsidiaries	–	–	–	–	–	–
BMC Subtotal	–	–	–	–	669	680
Total	75,781	73,644	73,881	79,306	82,773	83,124

We point out below some indicators of the human capital of Bradesco in March 2008:

Gender		Age		Years of Service with Bradesco		Educational Background		Managerial Position

		Younger than 30	50%	Less than 5 years	43%	High School	17%
Men	52%	From 31 to 40	27%	From 6 to 10 years	19%	University	82%	Non-commissioned	50%
Women	48%	From 41 to 50	19%	From 11 to 20 years	20%	Other	1%	Commissioned	50%
		Older than 50	4%	More than 20 years	18%

Personnel Expenses

In 1Q08, Bradesco’s personnel expenses reached R$1,737 million, including those related to compensation, social charges, benefits, training, employees’ profit sharing, among others.

The following pie graphs show the percentage share of each item in relation to total Bradesco’s personnel expenses in the 1st quarter of 2007 and 2008.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training

Believing in people’s value and in the capacity of development of each individual is one of the values declared by the Organization, made feasible by means of actions which aim at qualifying and developing its professionals, making available training programs aligned with the organizational strategies, comprising all the Organization’s areas and all its employees from different positions, motivating the self-development and the constant search for their improvement.

Certified by NBR ISO 9001:2000, since December 2002, the Staff Training Department has the purpose of, by means of the most modern qualification media, reinforcing its commitment to contributing to the development and appreciating the staff and the employees through the constant search for quality.

Investments in educational actions focused on employees of Bradesco Organization increase each year and show the importance given to the team qualification as a competitive advantage to the success of its results. Among others, these aspects make Bradesco a Complete Bank, which respects the client and shows its various actions with transparency and credibility, reflected by the qualification, commitment and involvement culture of its employees.

For 2008, a R$84.9 million budget was made available, 42% higher than the average of investments made over the last 5 years, with the purpose of continuing the main training programs targeted at several areas of the Organization and implementing new programs aimed at meeting corporate business strategies.

In this special context of knowledge management, Bradesco Organization has strongly invested in training programs that prioritize the strengthening of internal competences and to the development of talents, as a support to the mission described in the internal policy of people management, “Recognizing that people are the sustaining basis of our business, we have as mission to attract, develop, recognize, manage, esteem and stimulate Bradesco Organization’s talents, by means of the permanent construction of an integrated value relation among corporate activities.”

In 1Q08, trainings had 318,855 participations in the several available media: TreiNet, Video Training, Brochures and Presence Courses. 573 different courses were made available and R$ 10.6 million was invested.

Presence Courses

In this quarter, there were more than 25 thousand participations in presence courses, mainly actions for Retail segment comprising nearly 9 thousand participants in several programs. We point out the Loan in Retail program, in partnership with Sebrae, focused on loan analysis and granting for micro and small-sized companies, with a view to contributing with the financial growth and strengthening of such public in the competitive market.

We also count on the Loan Business course, whose program was implemented for the Managers of Corporate Accounts, in the Retail segment, aiming at improving service; identifying the companies’ needs through a commercial approach; negotiating appropriate credit lines; and improving client loyalty and results. By means of these factors, we are able to provide the necessary knowledge and techniques for the ongoing expansion of business.

In the ongoing search for excellence in the provision of our services, we count on the courses “Assistance –A New Business View”, “Workshop for Bank Cashier” and “Pre-Assistance Techniques”. These courses are specifically focused on the quality of assistance and on the preparation and awareness of the teams directly connected to the assistance of new clients.

In this quarter, we point out the following courses: Interpersonal Relationship; Verbal Communication and Personal Marketing; as well as Perception Techniques. They provide the improvement of behavioral skills essential for the development of the activities of employees from several hierarchical levels.

We also carried out important courses in partnership with renowned educational entities, such as Faculdade Largo São Francisco/USP (Basic Law Learning); FGV (Administration and Finance); and FIPE/USP (Economics and Markets and Financial Intermediation). By means of these courses, we aim at enlarging the global and market view of professionals operating in several segments and who are directly focused on the corporate relationship and businesses.

In order to contribute to the improvement of professionals working in the PAB (Banking Service Branch) segment, we made available special programs focused on the clients’ needs, businesses and strategies, such as: Business Program for PAB; Loan Strategies; Business Practices, among others.

Other highlights are the courses destined to the branches’ managers of Prime and Retail segments, such as: Leadership and Technical Supplementary Qualification for Branches’ Managers – First Management, which improve the technical and behavioral competences required for this position; and the Coaching, Enterprising and Results Leadership Program, which prepares the professionals to perform as managers of teams in the current scenario, by absorbing the competences and instruments necessary to transform work groups into enterprising and winner teams, focused on leverage of businesses and higher corporate results.

As a supplement to the qualification process, we are currently developing the PAA (Advanced Service Branch) Managers Education Program, which increases the professionals’ view about the segment and market niche in which they are focused. Thus, the participants are able to identify and understand the specific needs and expectations of their clients, establishing service strategies and business planning.

In order to provide initial qualification for Account Managers, we count on the Programs of Basic Education for Corporate Clients and Individuals, destined to technical, behavioral and commercial education, essential for the initial development of the competences necessary for this position.

We also point out the Program of Business Skills Development for Individuals and Corporate Clients, which have as purpose the technical and commercial education of professionals who perform in the business area of the branches, highlighting the development and improvement of knowledge and behaviors, which favor the proper relationship and the meeting of the clients’ needs, focusing on results.

Another action in progress is the Education Program for Individual and Corporate Assistant Managers, which qualify the professionals of Retail branches, responsible for the structuring and operationalization of loan product processes, thus providing quality and efficiency of operations.

We also highlight the actions for Prime segment, to which we made available the Managerial Development Program for Relationship Managers so as to provide for the participants technical, operational and commercial knowledge related to the segment’s business, thus improving the service for the public and optimizing the Organization’s results. Other highlights were the courses of Shares, Capital Markets and Investments, that rescue technical and commercial aspects essential to trading, so that clients see Bradesco as a Complete Bank, and the Qualification Programs for Administrative Managers and Assistant Managers, which prepare the team for the execution of its responsibilities and functions in the Prime segment.

The qualification process has been continued with the Coaching Leadership, Enterprising and Results Program, which enables the professional improvement and the consolidation of their role as people managers and coach, so as to meet their goals by means of their teams.

We intensified the Business and Financial Consulting Program, developed by FIA, which qualified and trained the teams of Prime Relationship Managers with techniques and methodologies favoring their performance as financial and business consultants, helping them to identify and stimulate the clients’ needs, aiming to present viable solutions or profitable investments, taking into account the ethical and social elements, as well as the focus on results for the client and the Organization. We launched the Agribusiness Program: Risk and Opportunity Identification, which increases the group knowledge on agribusiness market, its potential, current situation and future trends. This program focused on the development of the managers’ commercial view so that they perform the proper planning and follow-up of agribusiness business / results, aiming at the identification of opportunity and risk signals, as well as on the meeting the clients’ needs and expectations, in order to ensure the achievement of established goals for the segment.

For the Bradesco Empresas and Corporate segments, we recently launched the Business Strategic Vision and Strategic Finance Programs, which encourage the professionals to innovate their managerial practices before their challenges in the market, based on self-knowledge for an analysis of the institutional and organizational environments. These programs also allow the conciliation between corporate theory and practice, focused on analysis, assessment and innovation in their activities. Also regarding launches, the Program for Qualification of Bradesco Empresas’ and Bradesco Corporate’s Assistant Managers was developed with the purpose of expanding the team’s technical and managerial view necessary to the professional development, taking into consideration their duties and responsibilities.

The training actions for the Bank’s Departments and its Affiliated Companies are also pointed out due to more than 15 thousand attendances in several external and internal events, made available by specialized companies, which offer vacancies to the general public and internal events – developed by specialized consultants as well as by teams of instructors and employees of the Organization.

We continued with the courses offered on a quarterly basis, whose contents are related to the development of behavioral skills, such as the Meeting Techniques course, whose purpose is to prepare, carry out and assess the results of a meeting, so as to increase the business’s results; Presentation Techniques course, whose purpose is to improve skills to effectively present projects or develop presentations in a simple and objective manner; Service: A New Corporate View course, which reinforces the importance of using intrapersonal and interpersonal knowledge when serving the internal and external clients.

We also point out the most recent launched program: Leadership Techniques, focused on the development of interpersonal skills, larger motivation and best leadership practices. Especially for the managerial positions, we continued the courses Interpersonal Relationship, Verbal Communication and Personal Marketing, Economy and Markets, Financial Intermediation, Administration and Finance and Management Skills Development.

Training for Information Technology in 1Q08 had the attendance of 285 professionals in technical training courses, aiming at improving storage performance and information availability to internal and external clients.

The Project Management Program was continued, and there are currently 114 professionals undergoing training and two more classes with 60 professionals are expected to begin, so as to provide solutions ensuring quality to technology systems. In addition, 51 employees obtain the PMP – Project Management Professional certification. As a competitive edge, the Software Quality Certification processes, presenting several software engineering techniques and concepts about product quality, have been continued, as it is an innovative certification in the country, whose fourth class, in progress, is attended by 22 professionals who should join the 65 ones already certified. We also point out the Certification for Experts in Positions Points, which qualifies employees to measure systems in accordance with standard technique in the international market. Currently, we count on 59 employees certified and 20 employees are being trained to apply for the exam.

Aligned to the IT Improvement Project, we have promoted courses on the new System Development Methodology for approximately 129 professionals, in addition to carrying out technical/operational courses and lectures approaching themes on COBIT, IT Governance and Critical Chain, which aim at a faster and more effective service in identifying IT needs.

With the purpose of bringing forward the preparation and qualification of new professionals, generating a technical renovation and qualification atmosphere for operation in IT areas, we are promoting the IT Qualification Programs for trainees and interns. We currently have 40 trainees, coming from Fundação Bradesco, and 28 interns from renowned universities.

We continued the first qualification class for 26 professionals of the Business Technology Department in the best international market practices for the Business Analyst position, based on the BABok (Business Analysis Body of Knowledge) manual, which is an innovative course in Brazil.

Also in IT areas, we have 16 employees taking part of MBA, graduate or master’s degree courses focused on IT in several renowned educational institutions. In addition, we have two classes of MBA in Corporate Management, with focus on Business Technology, in partnership with FIA/USP, benefiting 66 professionals, which aims at qualifying them to managerial and business skills to operate in an integrated manner in the company scope, with domestic and foreign markets and the society.

We point out that the training for Bradesco Seguros e Previdência, which involved more than 9,000 attendances, is still carried out in this quarter through the UniverSeg brand – Universo do Conhecimento de Seguro (Insurance Knowledge Universe), consolidating new actions that reflect the strength of the project, such as: the second class of the MBA in Business Management with focus on Insurance, in partnership with Ibmec–RJ, benefiting 41 professionals on management and superintendence levels; the Technical Workshops: Normative Resolution 167 – ANS (National Health Agency) and Automobile Claim Regulation, which update and improve the professionals operating in Bradesco Saúde and Bradesco Auto/RE in the normative and process procedures set forth for 2008.

We started the qualification programs estimated for the year with the project Qualification for Production Supervisors, with 25 new professionals, which entered in the commercial area from the market. The courses of Market Quality and Profile, Competitive Strategies of Service and DRI –Interpersonal Relations Development were also carried out to the Insurance Company employees.

For the brokers who commercialize Bradesco Seguros’ products, in the insurance market and in the Bank’s branches, we continued the basic courses, such as Vehicle, Equipment, Residential, Corporate, Health, SPG, Odontological, Applicable Sales and Communication & Professional Development, which aim at providing them information that set our products apart from the competitors’ ones, as sales argument. We also created the Mass Basic Lines program, so as to support the advisory teams of brokerage companies operating as partners in the commercialization of Bradesco Auto/RE products.

Number of Presence Participations in the Last Quarters

Partnerships with Universities and Colleges

Since 1996, in partnership with educational institutions, such as FIA, FIPE, Fipecafi, FGV and Ibmec, 2,151 Bradesco’s employees obtained MBAs, Post-Graduate, Specialization and Master’s Degree certificates, important for the maintenance of quality of information provided and for the qualification of the staff to be aligned with the most modern management practices.

In this quarter, a class of the MBA in Controller (Fipecafi), two classes of the MBA in Banking Business (FGV – SP), two classes of the MBA in Online Banking Business (FGV – RJ), two classes of the MBA in Corporate Management with focus on Business Technology (FIA) and one class of the MBA in Business Management with focus on Insurance (Ibmec – RJ), totaling 304 professionals from different areas of the Organization, are in progress.

Certification in Investment Products

Programs that prepare for the exam of Certification in Investment Products are in progress and are specially prepared for employees who need to obtain a certification, after study of the material previously made available.

From January to March 2008, 771 professionals were certified. The average approval index reached by Bradesco, this quarter, was 59.7%, while the market index stood at 49.5% . This fact consolidates the concern the Organization has to adequately prepare professionals and also the involvement shown by employees during the certification process.

These figures enabled the certification of 16,582 professionals directly involved in the assistance to clients of the Branches Network and to investors qualified in compliance with the Resolution no. 3,158/03, of the Brazilian Monetary Council.

TreiNet – Training through the Intranet/Internet

TreiNet, a special qualification tool, allows the dissemination of new knowledge indiscriminately and quickly to all the Organization’s staff. It constitutes an important instrument of personal and professional development.

Bearing witness to that are the over 2.5 million participations in the 103 available courses since its implementation in 2000. In this quarter, there were more than 234 thousand participations and, on average, each Organization’s employee attended one course only in March.

In this quarter, two new titles have been launched:

Bradesco University Account: its purpose is to provide information about Bradesco University Account, disclose its advantages and increase the business opportunities.

Individual Client Multirisk: the training related to Basic Lines was restructured and organized into five courses. This is the second course of the series and has as purpose to provide information on the multirisk insurance destined to Individual Clients.

In English learning, on-line training has also been a competitive advantage, enabling the participation of around 1,000 employees in courses from basic to advanced level.

By means of Fundação Bradesco Portal, some TreiNet courses are available for clients who hold a Bradesco University Account. Moreover, by means of the website 100% Broker of Bradesco Seguros e Previdência, TreiNet is also available for brokers and dealerships who sell the Organization’s insurance products.

Evolution of courses launched in TreiNet

Brochures and Video Training

Based on the demands of Bradesco areas of standard and operational issues and, with a view to employees’ orientation, this quarter we have made four brochures available about the following themes:

– Investment Diversification Practices – with the purpose of guiding the employees to completely serve the investor clients in the needs of their businesses;

– New Service Baskets – with information on changes in baskets and the realignment of some fees, among other;

– SALE System - developed for the Prime segment, in which there is a guide to the managers teaching how to use the system to manage their portfolios, since the system warns when there is credit risk;

– PCME – Market Conquest Platform, with the purpose to guide the Retail segment managers about the Market Conquest Platform, a tool which aims at providing the view of the market potential of Bradesco and of the competitors operating in a certain influence area to support the Branches in the conquest of new Corporate clients.

The PPE (Politically-Exposed People) video training was also launched for the Branches’ employees to support people who operate in the public sector.

Social and Corporate Responsibility

We continued with the projects that focus on human valuation, such as: Youth Apprentice Program, Young Citizen Program and Internship Programs with students from different universities, among them, the Bradesco Program – Unipalmares (Universidade Zumbi dos Palmares). These programs benefit youngsters in the beginning of their careers, with qualification, social inclusion, as well as personal and professional development. Also under this context, Bradesco developed preparatory training in Libras –Brazilian Language of Signs (the sign language for deaf-mute people), for employees providing direct services to disabled clients, including hearing impaired clients, in order to guarantee this public accessibility to our branches.

Number of Employees in Training– thousands

Total Amount Invested in Training – R$ million

Fundação Bradesco – The Bradesco Organization’s Social Action

Background

Fundação Bradesco, a non-profitable entity, with its headquarters at Cidade de Deus, Osasco – SP, was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Aware that education should correspond to equal opportunities and personal and collective fulfillment, Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian states and the Federal District.

Targets and Goals

Through the innovative action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and the effective exercise of citizenship.

In the last ten years, Fundação Bradesco has provided presence and distance education courses on a free of charge basis and with quality to 1,474,000 students comprising children, youngsters and adults.

In 2008, the goal is surpassing 411,665 thousand services in its several performance segments. Out of this result, 110,415 thousand students will be served in its own Schools, in the basic education, from Kindergarten to High School and High School Technical Education; in youngsters and adults education; and in the preliminary and continuing qualification of workers. In addition to these benefits, through virtual school, its e-learning portal, and CIDs – Digital Inclusion Centers, there will be more than 300 thousand services. Uniform, school supply, food and medical and dental assistance are ensured to the approximately 50 thousand students of Fundação in the basic education on a free of charges basis.

Areas and Methods of Action

Basic Education

Basic Education, which includes Kindergarten, Elementary School (first to ninth grades) and High School, comprises more than 45% of all students on courses provided on a free basis by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health and dental care assistance.

Fundação Bradesco is always evaluating the contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units and that propose ongoing interaction among them.

The school is understood as a privileged environment for citizenship values and for regarding students as original, creative human beings and culture producers. Students learn through experiences in both school and society. Hence, their potential and needs to interact and reflect on the diversity of knowledge are approached in the classrooms.

Fundação Bradesco’s multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive.

On this intent, Fundação Bradesco offers several continuing education opportunities to educators, including presence and distance education courses.

Concomitantly to teachers education, there is the production of teaching materials and resources. Books are used by students from the 1st to the 5th year of Elementary School, Philosophy material for High School, and CD-ROMs and DVDs for teachers with guidelines for their work.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance to a new model of technical education in force in Brazil. Bradesco structured the course syllabuses, prioritizing the demands from the market and the society from a brand new perspective, offering work preparation.

High School Technical Education

Based on the professional areas of Agribusiness, Management, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the school units are located.

The syllabus of these courses aims to ensure a close relationship among work, knowledge and citizenship. The final target is to bring out creative, productive and business-minded citizens, as well as showing students the importance of permanent education.

By offering students, who arise from underprivileged backgrounds, courses whose syllabus will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Preliminary and Continuing Qualification of Workers

Fundação Bradesco offers on a free of charge basis this mode of education, designed for the needs of update, qualification and re-qualification of workers with different school levels. There are more than 100 options for free courses, presenting flexible programs, in the same track of the labor market conditions, in the following professional areas: Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality (Tourism, Hospitality and Catering Services). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These youngsters and adults come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school up to the conclusion of the studies. At Fundação Bradesco, they are given adult literacy courses and graduate at both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult Education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the own schools of the Fundação or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, once the classrooms are taken up to the companies, respecting the different working hours and avoiding the need for students to commute to school units. Another reason for the good performance is related to the investments made by Fundação Bradesco in technical-learning resources.

Developed for the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a social-constructivist concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes arouse interest and motivate learners, guaranteeing the success of the course.

The main purpose of the Fundação Bradesco is to prepare students to improve their life conditions, based on the acquisition of organized knowledge, since according to Bradesco’s philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Distance Learning – Virtual School

Maintained by Fundação Bradesco since 2001, the e-learning “Virtual School” portal, in partnership with worldwide well-known content providers, enables the spread of service of its 40 Schools to locations out of where they are placed.

Based on pedagogical mediation concept, in which the student is the main agent of one’s learning, the Virtual School currently offers 184 distance and hybrid education courses in the IT area, benefiting around 165 thousand students and teachers. The portal allows experience, knowledge and information exchange, through online tools, such as chats, conferences and virtual campus which may comprise more than 150 thousand users. In 2008, we expect to serve more than 180 thousand people.

Digital Inclusion

Fundação Bradesco promotes fast and easy access to new information technologies to people who live near its schools by means of Digital Inclusion Centers (CIDs).

In addition to be a learning and professional qualification center, by offering short and long-term courses similar to those provided in Fundação Bradesco Schools, the CIDs also work as a discussion forum of local problems, associated with companies in partnership with Bradesco Organization, Public Schools, Universities and Brazilian and Foreign Research Centers, such as Universidade de São Paulo (USP) and Media Lab (MIT).

Currently, Fundação counts on 90 Digital Inclusion Centers, with an estimate of more than 100 thousand assistances in 2008 to users of different profiles, such as Indians, Afro-descendents, youngsters, adults, elderly and urban and rural communities in all Brazilian regions.

Material Facts

On March 9, all School Units of Fundação Bradesco promoted for the 6th consecutive year the “Brazilian Day of Voluntary Action”. More than 1.7 million services were carried out in 225 places, including the 40 Schools of Fundação Bradesco and the Digital Inclusion Centers (CIDs) throughout Brazil.

This year, the Brazilian Day of Voluntary Action gathered 34.1 thousand volunteers to help the community, among employees of Bradesco Organization, students, teachers and employees of Fundação, in addition to representatives of the community from several professional sectors, such as physicians, dentists and lawyers. The participation of the Organization’s employees stood out in the entire country, with the formation of groups which, connected to schools of Fundação, carried out a solidarity marathon. Out of the total of volunteers, 5.6 thousand were employees of the Organization.

With the educational support of Fundação Bradesco, the International Exhibition “Genomic Revolution” premiered in the American Museum of Natural History, in New York, organized by the Sangari Institute. The exhibition, held in the Ibirapuera Park in São Paulo, shows a study of the genes and their functions and approaches fundamental fields of molecular biology and genetics, as well as their impacts on our everyday life.

Representatives of Fundação Bradesco traveled to Japan and South Korea with the purpose of getting to know the public and private educational system, the application of technology in teaching and learning and the benchmarking in schools and research centers.

Bradesco Historic Museum celebrated 25 years of existence, more than two decades dedicated to preserving the Organization’s memory, reflecting Bradesco’s leadership and innovation path.

Coordinated by Fundação Bradesco, the Museum activities include documental management, research and preservation of the collection, disclosure by means of temporary and permanent exhibitions and the Internet Portal, as well as support to internal and external researchers, assistance to the public and educational actions, which provide experiences to special publics such as children and disabled people.

Main Acknowledgments

Projects of 8th grade students in Middle School, High School and Technical Courses of public and private schools all around Brazil participated in the VI Febrace – Brazilian Fair of Sciences and Engineering, promoted by USP (Universidade de São Paulo). It was aimed at encouraging new vocations in Sciences and Engineering by developing creative and innovative projects. Fundação Bradesco was represented with thirty nine projects and, for the fifth consecutive year, it achieved important awards, totaling twenty four:

• Intel ISEF Award and Ricoh Corporation Award

Project: Scraps of washing machine are turned into bread kneader – Participation in Intel International Science and Engineering Fair in Atlanta, USA – School Unit of Cuiabá/MT.

• Febrace Awards

Project: Evaluation of sugarcane cultivations – 1st place in Agrarian Sciences – School Unit of Canuanã/TO.

Project: Analysis of the healing action of mangaba tree for cattle – 2nd place in Agrarian Sciences – and 3rd place Innovation and Creativity Highlight –School Unit of Canuanã/TO.

Project: Recovery of metal in school laboratory – 3rd place in Popular Voting – School Unit of Jardim Conceição – Osasco/SP.

Project: When sound and image become unseen threats: research and analysis of the effects of visual and sound pollution in the everyday of metropolis. Is there a solution? 1st place Best Poster, 1st place Best Stand and 1st place in Human Sciences – School of Osasco/SP – Unit I.

Project: Living well in São Paulo, is this a utopia? Scientific and architectural proposals as an instrument to improve the life quality of the population of the city of São Paulo with the intervention in the traffic of marginal avenues and removal of pollution of Pinheiros River – 3rd place in Applied Social Sciences – School of Osasco/SP – Unit I.

Project: Reuse waste by feeding your pet! – 1st place in Agrarian Sciences – School Unit of São Luís/MA.

Project: Beriberi: I don’t like it, I don’t like it! – 3rd place in Health Sciences – School Unit of São Luís/MA.

• Incentive to Technological Innovation Award

Project: Evaluation of Sugarcane Cultivations –School Unit of Canuanã/TO.

Project: Test of the use of “neen” in the organic tomato production – School Unit of Bodoquena/MS

• Embrapa Award

Project: Evaluation of Sugarcane Cultivations –School Unit of Canuanã/TO.

Project: Living well in São Paulo, is this a utopia? Scientific and architectural proposals as an instrument for improving the life the quality of the population of the city of São Paulo with the intervention in the traffic of marginal avenues and removal of pollution of Pinheiros River – School of Osasco/SP – Unit I.

• SBPC – Brazilian Society for the Science Progress Award

Project: Analysis of the healing action of mangaba tree for cattle – School Unit of Canuanã/TO.

• Prêmio Galileu Galilei de Incentivo à Ciência
(Galileu Galilei Award of Incentive to Science)

Project: Analysis of the healing action of mangaba tree in the cattle – School Unit of Canuanã/TO.

Project: Earthworm breeding as a resource for the teaching of Sciences – School Unit of João Pessoa/PB.

Project: Beriberi: I don’t like it, I don’t like it! –School Unit of São Luís/MA.

Project: Reuse waste by feeding your pet! – School Unit of São Luís/MA.

• Prêmio destaque Mulheres em Geociências
(Women in Geosciences Highlighting Award)

Project: Electronic Waste – the pro-environmental reutilization of computers discarded in benefit of the society – School Unit of Campinas/SP.

• Prêmio Faculdade de Medicina da USP
(USP Medical School Award)

Project: Monitored chair to correct posture –School Unit of Gravataí/RS.

• Prêmio Sangari: Brasil Descobrindo a Ciência
(Sangari Brazil Discovering Science Award)

Project: Beriberi: I don’t like it, I don’t like it! –School Unit of São Luís/MA.

Prêmio Executivo de IT do Ano
(IT Executive of the Year Award)

The Manager of the Educational Technology Department of Fundação Bradesco achieved the award in the Several Services category. Our representative stood out in the development of the technological innovation project focused on education and social inclusion. The award acknowledges leading executives in the innovation process applied to businesses and activities in the institutions. The highlights were the projects of technological mobility (one computer by student), the network of partnerships in the Open Innovation concept articulated by the BIT (Bradesco Technology Institute) and the BSC (Balanced Scorecard) methodology of strategy management.

Motion of Applause – Acknowledgment granted by the City Council of Registro to the School Unit of Registro/SP due to the Brazilian Day of Voluntary Action.

Homage – Granted during the Special Session by the City Council of João Pessoa to the School Unit of João Pessoa/PB for its 10th anniversary.

First Lego League Power Puzzle – The teams Free Access – Team #8079, from the School Unit of Osasco I and Escorpiões – Team #8228 from the School Unit of Jardim Conceição – Osasco/SP received the respective awards: Missions and Regional Champion and the Jury Award.

First Robotics Competition Overdrive– Two teams from the School Units of Gravataí/RS and Osasco I/SP received the respective awards: Regional Winner #2, Autodesk Visualization Award and Motorola Quality Award, Underwriters Laboratory Industrial Safety Award and Johnson & Johnson Award.

Schools’ Location

The majority of the Fundação Bradesco’s educational units are located in the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia-GO	2,104	João Pessoa-PB	2,348
Bagé-RS	2,321	Laguna-SC	2,080
Boa Vista-RR	2,525	Macapá-AP	2,112
Bodoquena-MS	1,353	Maceió-AL	2,195
Cacoal-RO	2,464	Manaus-AM	2,513
Campinas-SP	4,404	Marília-SP	3,163
Canuanã-TO	1,552	Natal-RN	2,252
Caucaia-CE	2,313	Paragominas-PA	2,300
Ceilândia-DF	3,415	Paranavaí-PR	1,921
Cidade de Deus – Osasco-SP		Pinheiro-MA	2,148
• Unit I	4,026	Propriá-SE	2,221
• Unit II	2,816	Registro-SP	2,436
• Education Offices of Young People and Adults	6,180	Rio Branco-AC	2,848
• Preliminary and Continuing Qualification of Workers	6,215	Rio de Janeiro-RJ	4,308
Conceição do Araguaia-PA	2,492	Rosário do Sul-RS	975
Cuiabá-MT	2,397	Salvador-BA	2,211
Feira de Santana-BA	886	São João Del Rei-MG	2,537
Garanhuns-PE	971	São Luis-MA	2,469
Gravataí-RS	3,609	Teresina-PI	2,422
Irecê-BA	2,635	Vila Velha-ES	2,191
Itajubá-MG	2,577
Jaboatão-PE	2,765
Jardim Conceição – Osasco-SP	2,745	Total	110,415
(*) Forecast of service for 2008.

Fundação Bradesco – An Educational Project as large as Brazil

Source of Funds

Funds for the financing of the activities of Fundação Bradesco derive from income, exclusive of its own Shareholders’ Equity.

– Funds Invested in the last 10 years (*)	R$1.392 billion
– Funds Expected for 2007	R$200.982 million
– Funds expected for 2008	R$220.069 million
(*) in nominal value, equivalent to R$3.074 billion, restated by CDI/Selic rate until December 2007.

Courses – Grades

	Assistance Forecast for 2008

	Students	% of Total

Basic Education	49,534	12.03
Youth and Adult Education	19,667	4.78
Preliminary and Continuing Qualification of Workers	41,214	10.01
Subtotal	110,415	26.82
Distance education (CIDs and Virtual School)	301,250	73.18
Total Services	411,665	100%

Student Profile – Reference: Service in 2007

Increase in the Number of Students – Assistance in Schools

Finasa Sports Program

By means of Finasa Sports Program, Bradesco Organization shows its support for the development of citizenship and social inclusion of children and young adults between 9 and 18 years old.

During its 20 years of activity, Finasa Sports entered into many partnerships, among which the most outstanding is the agreement with Osasco’s Local Government. This partnership contributes to expand the Program’s social reach.

Currently, the Program has a total of 116 professionals carrying out activities at state and local schools, at Osasco’s city hall sport centers, at SESI –Osasco unit, at Fundação Bradesco and at private schools, assisting 3,000 girls free of charge in 54 qualification centers and 154 athletes in 13 Specialists’ Centers, in volleyball and basketball.

Most of these girls come from deprived backgrounds.

The Program’s main goal is the whole development by means of a healthy activity such as sport practice, education, health and well-being actions that help raise these girls’ awareness about citizenship, so that they can be in charge of their own lives and make responsible choices in their actions before society.

The Program also supports the formal education process by adopting as a requirement the girls’ enrollment and attendance in regular schools.

At the Training Centers, all students have guaranteed access to quality sports education, regardless of their physical characteristics, such as weight, height or skills for sports.

Programa Finasa Esportes (Finasa Sports Program)

The activities for children and young adults in the Specialists’ Centers, besides sports learning with medical, psychological, physiotherapic and nutritional follow-up, also comprise regular information on hygiene, stress, adolescence, drug use and teen pregnancy prevention, turning these places into true citizenship centers.

This program also offers, according to categories, a support structure, with benefits such as: life insurance, health care, among others, including sporting material used in training and competitions.

The sports practice, in addition to contributing to a healthy life, is responsible for the formation of high level athletes, enabling the players’ participation in Finasa Osasco’s Adult Volleyball team and in the children’s and junior’s Brazilian female volleyball and basketball teams.

It is the first social sports program to receive funds from tax incentive, made available by the Estatuto da Criança e do Adolescente (Statute of Children and Adolescents), through the agreement executed between the National Council for the Rights of Children and Adolescents (Conanda) and Ministry of Sports in 2003. The Finasa Sports Program is a benchmark in sporting activities of this nature.

Social-cultural Events

In 1Q08, Bradesco supported and sponsored several social-cultural events in different locations of the country, from regional feasts that preserve folkloric traditions to worldwide spectacles.

It participated in the Summer Festival of Salvador (BA), it was present in the carnivals of Salvador (BA), Rio de Janeiro (RJ), Recife and Olinda (PE), as well as the Grape Feast, in Caxias do Sul (RS).

Continuing the season started last year, Bradesco was the exclusive sponsor of Cirque du Soleil with the Alegria spectacle, which counted on the presentation of American Express Cards. In 2008, the Canadian group will visit Rio de Janeiro, São Paulo and Porto Alegre, in its second tour in Brazil.

West Side Story and Aida – The Timeless Love Story super productions, two of the most famous Broadway musicals that had a Brazilian version, both presented in São Paulo, also counted on the exclusive sponsorship of Bradesco Prime and the presentation of American Express Cards.

In 1Q08, the Organization was directly involved in the support of other large cultural events, such as the international exhibition Genomic Revolution shown by the first time in Latin America, in São Paulo; and Darwin – Discover the Man and the Revolutionary Theory that Changed the World, in Rio de Janeiro. Bradesco also took part in the plays O Bem Amado and Ensina-me a Viver; in addition to supporting the movies Chega de Saudade and Polaróides Urbanas.

It also took part in the exhibitions Nativismo Revisitado, of Susy Magalhães, and Amazônia sem Retoques, in partnership with O Estado de S. Paulo newspaper, as well as the 2008 Giants Project –Huging the Amazon, which includes a book and an award. It was also present in the Rural Show Coopavel, in Cascavel (PR), and Expogrande, in Campo Grande (MS), among other business fairs.

Bradesco Seguros e Previdência sponsored the plays Otelo and No Natal a Gente Vem te Buscar, played in Rio de Janeiro, in addition to the exhibitions Seagall Realista, held in São Paulo, and O Teatro Pitoresco de Debret, in Rio de Janeiro. And, once more, it took part in the international concert series, performed by Dell’Arte, with a season up to September at Theatro Municipal, in Rio de Janeiro. It also supported the 3rd Oral-B Race – Prevention of Oral Cancer, in São Paulo, and the second edition of Você S/A HR Meeting.

Social Report – 1st quarter of 2008 and 2007

1) Calculation basis

	1st Quarter of 2008 – R$ thousand	1st Quarter of 2007 – R$ thousand

Net revenue (NR) (1)	4,428,630	4,070,947
Operating income (OI)	2,498,539	2,466,422
Gross payroll (GP)	1,736,553	1,459,826

2) Internal social indicators

	R$ thousand	% on GP	% on NR	R$ thousand	% on GP	% on NR

Meals	151,350	8.7	3.4	119,501	8.2	2.9
Compulsory social charges	297,770	17.1	6.7	259,208	17.8	6.4
Private pension plans	77,942	4.5	1.8	78,604	5.4	1.9
Healthcare insurance	82,962	4.8	1.9	79,769	5.5	2.0
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	10,625	0.6	0.2	9,726	0.7	0.2
On-site child care and child-care benefit	10,324	0.6	0.2	10,311	0.7	0.3
Employee profit sharing	156,984	9.0	3.5	123,834	8.5	3.0
Other	28,644	1.7	0.7	26,868	1.8	0.7
Total – Internal social indicators	816,601	47.0	18.4	707,821	48.6	17.4

3) External social indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Education (*)	1,184	0.1	–	304	–	–
Culture	10,937	0.4	0.3	1,565	0.1	–
Health and basic sanitation	741	–	–	1,037	–	–
Sports	5,005	0.2	0.1	–	–	–
Prevention of hunger and food security	–	–	–	–	–	–
Other	1,701	0.1	–	1,474	0.1	–
Total contribution to society	19,568	0.8	0.4	4,380	0.2	–
Taxes (excluding social charges)	1,399,272	56.0	31.6	1,473,605	59.7	36.2
Total – External social indicators	1,418,840	56.8	32.0	1,477,985	59.9	36.2

4) Environmental indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs and/or projects	2,482	0.1	0.1	4,205	0.2	0.1
Total investments in environmental protection	2,482	0.1	0.1	4,205	0.2	0.1

As regards the establishment of "annual goals" for minimizing waste, general production/operation consumption and increasing the efficient use of natural resources, the company:	( ) has no established goals ( ) complies 51 to 75%			( ) has no established goals ( ) complies 51 to 75%
	( ) complies 0 to 50% ( ) complies 76 to 100%			( ) complies 0 to 50% ( ) complies 76 to 100%

5) Employees indicators

	1st Quarter of 2008	1st Quarter of 2007

Employees at the end of the period	83,124	79,686
Admissions during the period	2,693	2,089
Outsourced employees	7,777	7,361
Trainees/interns	797	806
Employees older than 45	8,325	7,477
Women employees	39,660	37,887
% of management positions held by women	43.5	42.5
Black employees	12,598	9,939
% of management positions held by blacks	14.3	12.9
Disabled employees or employees with special needs	1,107	866

6) Key information regarding the exercise of business citizenship

	1st Quarter of 2008			Targets – 1st Quarter of 2009

Ratio between maximum and minimum salary:	18.7			N/A

Total number of occupational accidents:	170			Employees awareness to avoid work accidents

The company's social and environmental projects were established by:	( ) directors	( x ) directors and managers	( ) all employees	( ) directors	( x ) directors and managers	( ) all employees

Occupational safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa

As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies with OIT rules	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies with OIT rules

Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

The company's profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required

As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere	( ) gives support	( x ) organizes and encourages participation	( ) does not interfere	( ) gives support	( x ) organizes and encourages participation

Total number of consumer’s complaints and critics:	In company: 32,316	At Procon: 3,384	At court: 24,634	Prepare and make our employees aware, thus, reducing the number of complaints

% of complaints and critics solved:	In company: 100%	At Procon: 100%	At court: 54.8%	In company: 100%	At Procon: 100%	At court: 100%

Total added value to be distributed (in R$ thousand):	1st Quarter of 2008: R$ 5,245,057			1st Quarter of 2007: R$ 4,532,371

Distribution of added value (DVA):	30.9% government 29.0% taxpayers			34.2% government 28.2% taxpayers
	14.1% shareholders 26.0% withheld			13.2% shareholders 24.4% withheld

7) Other information

The information contained in the Social Report was reviewed by PricewaterhouseCoopers Auditores Independentes.

(*) The information above does not include funds invested by Fundação Bradesco (one of Bradesco’s parent companies).

(1) Net Revenue (NR) is considered Gross Income from Financial Intermediation.	N/D – Not available	N/A – Non-applicable.

7- Report of Independent Auditors

Independent Auditors' Report on the Limited Review of Supplementary Accounting Information Presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility

To the Board of Directors
Banco Bradesco S.A.

1. In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries (consolidated) as of March 31, 2008, December 31, 2007 and March 31, 2007, on which we issued a report without exceptions dated April 25, 2008, we carried out a limited review of the supplementary accounting information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility. This supplementary information was prepared by the Bank’s management to permit additional analysis and is not a required part of the quarterly information.

2. Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil – IBRACON, in conjunction with the Federal Accounting Council – CFC for the purpose of reviewing the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this additional accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited reviews, we are not aware of any material modifications which should be made to the supplementary information, referred to above, in order that this information be fairly stated, in all material respects, in relation to the Quarterly Information referred to in paragraph one, taken as a whole.

4. As described in Note 35 (b), Law 11.638 was enacted on December 28, 2007 and became effective on January 1, 2008. This Law amended, revoked and introduced new provisions to Law 6.404/76 (the Brazilian Corporation Law) and will change the accounting practices adopted in Brazil. Even though this law has already come into force, the main changes introduced depend on standardization by the regulatory agencies prior to their full application by companies. Accordingly, during this transition phase, the Brazilian Central Bank – BACEN, through Communication 16.669 of March 20, 2008, has waived the application of the provisions of Law 11.638/07 for preparation purposes of the interim financial statements in 2008. As a result, the accounting information contained in the quarterly financial information for the quarter ended March 31, 2008 was prepared in accordance with specific instructions from BACEN and does not consider the changes to the accounting practices introduced by Law 11.638/07.

5. As described in Note 15, the goodwill on investments in associated and subsidiary companies was amortized.

São Paulo, April 25, 2008

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

8- Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We are pleased to present the Consolidated Financial Statements of Banco Bradesco S.A. for the period ended on March 31, 2008, pursuant to the Brazilian Corporate Law.

At the Bradesco Organization, among the material events of the period, the most outstanding were:

• on January 21, Grupo Bradesco de Seguros e Previdência, by means of Bradesco Seguros S.A., entered into a “Quota Assignment Agreement” with Marsh Corretora de Seguros Ltda., aiming at the control acquisition of Mediservice –Administradora de Planos de Saúde Ltda. It was an important strategic step that will allow the expansion of its client base with scale gains;

• on March 6, Banco Bradesco BBI S.A. entered into a “Private Instrument of Share Merger Commitment and Other Covenants” with the shareholders of Ágora Corretora de Títulos e Valores Mobiliários S.A., aiming at the full acquisition of its capital. Ágora Corretora is the largest brokerage house in Brazil in online transactions of purchase and sale of shares to individuals (home broker), with nearly 29 thousand active clients. The operation is subject to approval by the proper authorities and to the results of due diligence.

• on March 17, the payment of Monthly Dividends, as of 5.2.2008, was approved, in replacement for the Monthly Interest on Shareholders’ Capital. As there is no Withholding Income Tax on Dividends, the measure represents an increase of 17.6% in the amount monthly paid to shareholders who received net interest of this taxation.

• it is also worth pointing out that Bradesco is the Brazilian Bank with the best placement in the ranking of the world’s 2 thousand largest companies in 2007, ranking 85th, according to Forbes, one of the most respected international economy, finances and businesses magazines.

In the quarter, Bradesco posted a Net Income of R$2,102 billion, equivalent to R$0.68 per share, and an annualized profitability of 31.95% on the average Shareholders’ Equity(*). The annualized return on average Total Assets was 2.44% as compared to 2.51% in the same period of the previous year.

Assessed based on the main activities carried out by Bradesco Organization, own taxes and contributions in the period, including paid or accrued pension taxes and contributions, totaled R$1.697 billion, equivalent to 80.72% of the Net Income. Relatively to taxes corresponding to the financial intermediation, the amount of R$1.317 billion was retained and collected by the Organization.

The strict control of administrative expenses and the permanent effort for increasing revenues, together with the efficient synergy process of the acquired institutions, reflect on the improvement in the year-to-date Operating Efficiency Ratio – IEO, from 42.09% in March 2007 to 41.65% on March 31, 2008.

At the end of the quarter, the paid-up Capital Stock was R$23 billion, resulting from the increase due to the subscription of new shares by shareholders, of R$1.200 billion, as per resolution at the Special Shareholders’ Meeting held on January 4 and ratified at the Meeting held on March 24, which produced an additional R$6.874 million for the goodwill assessed at the auction of placement of unsold shares, incorporated to the “Capital Reserve – Share Goodwill” account; and the increase of R$2.800 billion, with a 50% stock bonus, by using part of the “Income Reserve – Statutory Reserve” account, as per resolution at the Special Shareholders’ Meeting held on March 24, both processes were approved by the Brazilian Central Bank on March 27. Added to Equity Reserves of R$9.909 billion, it comprised the Shareholders’ Equity of R$32.909 billion, with an evolution of 26.43% when compared to the same period of the previous year, corresponding to the equity value of R$10.72 per share.

It is worth pointing out that the Managed Shareholders’ Equity represents 9.30% of the consolidated Assets, which added up to R$355.517 billion, a 26.09% increase over March/2007. Thus, the capital adequacy ratio reached 15.55% in the financial consolidated and 13.92% in the economic-financial consolidated, therefore higher than the minimum of 11% set forth by Resolution 2,099, as of 8.17.1994, of the National Monetary Council, in accordance with the Basel Committee. At the end of the quarter, the shareholders’ equity to fixed assets ratio, compared to the Consolidated Reference Shareholders’ Equity, was 47.70% in the financial consolidated and 12.07% in the economic-financial consolidated, placed within the maximum limit of 50%.

In compliance with the provisions in Article 8 of Circular 3,068, as of 11.8.2001, of the Brazilian Central Bank, Bradesco states that it has financial capacity and intention to hold to maturity the securities rated in the “securities held to maturity” category.

On March 31, with the 24.53% growth over the same period of the previous year, the volume of funds raised and managed by Bradesco Organization amounted to R$506.808 billion, distributed as follows:

•	R$176,251	billion in Demand Deposits, Time Deposits, Interbank Deposits, other Deposits, Open Market and Savings Accounts;

•	R$183,822	billion in assets under management, comprising Investment Funds, Managed Portfolios and Quotas of Third-Party Funds, 21.21% higher than March/2007;

•	R$80,829
billion recorded in the Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection of Related Taxes, Funds From Issuance of Securities, Subordinated Debt in the country and Other Fundings;

•	R$59,722
billion recorded in Technical Provisions for Insurance, Supplementary Private Pension Plans and Certificated Savings Plans, with an increase of 17.91% when compared to the same period in the previous year;

•	R$6,184	billion in Foreign Funding, by means of public and private issuances, Subordinated Debt and Securitization of Future Financial Flows, representing US$3.535 billion.

At the end of the period, loan operations recorded a balance of R$169.408 billion, being included in this amount:

•	R$7,354	billion in Advances on Foreign Exchange Contracts, for a total Portfolio of US$10.132 billion of Export Financing;

•	US$1,554	billion operations in Import Financing in Foreign Currencies;

•	R$11,156	billion in Leasing;

•	R$9,536	billion in businesses in the Rural Area;

•	R$50,266	billion in Consumer Financing;

•	R$25,080	billion from Sureties and Guarantees;

•	R$5,309	billion from credits receivable from Credit Cards;

•	R$13,239	billion referring to onlending operations of external and internal funds, mainly coming from BNDES – Brazilian Development Bank.

In the quarter, for Real Estate Loan activities, the Organization allocated funds for house construction and acquisition in the amount of R$1.514 billion, corresponding to 13,545 properties. It has also made available the website www.bradescoimoveis.com.br, for consultations to projects for sale by real estate developers and real estate agencies partners of the Bank.

Bradesco, through Banco Bradesco BBI S.A., to support the capitalization of companies, intermediated primary and secondary operations of shares, debentures, promissory notes, as well as operations of Credit Right Investment Funds, which totaled, in the period, R$7.024 billion, representing 19.13% of the total volume of issuances registered at the CVM – Brazilian Securities and Exchange Commission. According to Thomson Financial, it ranked first in the ranking of financial advisor in operations of Mergers and Acquisitions in Latin America, with amounts up to U$500 million. It was also highlighted in Project Financing, Structured Operations and Treasury, taking care of the structuring, origination, distribution and asset management businesses, and clients’ financial flows and inventories.

Project Financing, Structured Operations and Treasury, taking care of the structuring, origination, distribution and asset management businesses, and clients’ financial flows and inventories.

Grupo Bradesco de Seguros e Previdência, holding an outstanding position in the Insurance, Supplementary Pension Plans and Certificated Savings Plans areas, recorded a Net Income of R$745.819 million and Shareholders’ Equity of R$9.155 billion on March 31. Net premiums issued reached R$5.367 billion, with an 11.79% growth compared to the same period of the previous year.

Bradesco Organization’s Network, made available for clients and users, on March 31, was comprised of 27,472 outlets, 26,735 machines of Bradesco Dia&Noite (Day&Night) ATM Network, 26,305 of them working even on weekends and holidays, in addition to 4,221 machines of Banco24Horas (24-hour Bank) were made available for Bradesco clients for withdrawal operations, issuance of statements and balances consultation.

3,169	Branches in the Country (3,152 of Bradesco, 15 of Banco BMC, 1 of Bradesco BBI and 1 of Banco Finasa);

5	Branches Overseas, 1 in New York, 3 in Grand Cayman and 1 in Nassau, in the Bahamas;

7
Subsidiaries Overseas (Banco Bradesco Argentina S.A., in Buenos Aires, Banco Bradesco Luxembourg S.A., in Luxembourg, Bradesco Securities, Inc., in New York, Bradesco Securities UK Limited, in London, Bradesco Services Co., Ltd., in Tokyo, Cidade Capital Markets Ltd., in Grand Cayman; and Bradesco Trade Services Limited, in Hong Kong);

5,851	Postal Bank Branches;

12,381	Bradesco Expresso Outlets;

2,825	Corporate Site Branches;

2,877	Outplaced Terminals of Bradesco Dia&Noite (Day&Night) ATM Network;

357	Branches of Finasa Promotora de Vendas, a company present in 20,959 car dealers.

In the quarter, it is worth mentioning that Bradesco Organization, as per Instruction 381, issued by the Brazilian Securities and Exchange Commission, did not contract or had services rendered by PricewaterhouseCoopers Auditores Independentes unrelated to the independent audit in levels higher than 5% of total costs thereof. The policy adopted complies with the principles preserving the auditor’s independence, pursuant to the internationally accepted criteria, such as: the auditor shall neither audit his own work, nor perform management duties with his client or promote his interests.

In the Human Resources area, aiming at the permanent evolution in customer service and at the level of services rendered, the Bank continued its intense training program, aiming at the staff ’s qualification and professional development. In the quarter, 573 courses with 318,855 participations were conducted. The assistance benefits aimed at the improvement of the quality of life, well being and safety of the employees and their dependents comprised 180,027 lives at the end of the quarter.

In the social area, with the purpose of contributing to the improvement in the Brazilian education, the Organization develops, through Fundação Bradesco, a wide social-educational program, with 40 schools mainly set up in poor social-economical regions, in all Brazilian states and in the Federal District. This year, with a planned budget of R$220.069 million, it will assist over 411 thousand people, in its many segments, such as free and quality education, of which 110 thousand students, in its own schools, in Basic Education – from Kindergarten to High School –, Adult and Youngster Education Courses, and Initial and Continuing Education of Workers and assisted over 301 thousand people in other presence and distance education courses, by means of the Virtual School, its e-learning portal, and CIDs – Digital Inclusion Centers. Basic Education students, about 50 thousand, are also ensured free food, medical and dental assistance, uniforms and school supplies.

We also highlight Bradesco’s support to Finasa Sports Program, with volleyball and basketball training centers at Fundação Bradesco in Osasco, SP, and in local schools and sports centers in the city. It currently assists approximately 3,000 girls from 9 to 18 years of age. The Program, created 20 years ago, reinforces the commitment of defending a country that is more and more opened to the appreciation of talents, effort and full exercise of citizenship.

The performance and results that have been obtained ensure Bradesco’s commitment to always offering better products and services. Advances like these are successful thanks to the support and trust of our shareholders and clients and the efficient and dedicated work of our employees. We would like to thank all of them.

Cidade de Deus, April 25, 2008
Board of Directors and Board of Executive Officers

(*) It does not take in consideration the mark-to-market effect of Securities Available for Sale registered in Shareholders’ Equity.

Consolidated Balance Sheet – R$ thousand

Assets	2008	2007

	March	December	March

Current assets	275,505,263	259,884,466	224,020,139
Funds available (Note 6)	5,702,253	5,486,606	4,243,926
Interbank investments (Notes 3b and 7)	48,112,116	36,967,044	31,036,284
Investments in federal funds purchased and securities sold under agreements to repurchase	42,893,613	31,950,677	26,091,028
Interest-earning deposits in other banks	5,223,372	5,026,516	4,945,372
Allowance for losses	(4,869)	(10,149)	(116)
Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	93,786,182	98,133,256	85,476,758
Own portfolio	82,214,836	75,919,673	69,411,110
Subject to repurchase agreements	1,615,018	6,789,392	8,208,182
Derivative financial instruments	1,417,180	608,202	819,772
Restricted deposits – Brazilian Central Bank	4,206,268	7,771,857	5,022,477
Subject to collateral provided	3,981,945	3,234,762	2,013,010
Securities purpose of unrestricted purchase and sale commitments	350,935	3,809,370	2,207
Interbank accounts	24,017,589	23,589,375	19,166,315
Unsettled receipts and payments	743,980	36,332	568,738
Restricted credits: (Note 9)
– Restricted deposits – Brazilian Central Bank	23,216,434	23,538,587	18,544,346
– National treasury – rural credit	578	578	578
– SFH	5,239	5,760	6,585
Interbank onlendings	–	–	3,131
Correspondent banks	51,358	8,118	42,937
Interdepartmental accounts	145,798	429,362	72,984
Internal transfer of funds	145,798	429,362	72,984
Loan operations (Notes 3e, 10 and 32b)	68,156,719	66,400,261	55,249,979
Loan operations:
– Public sector	74,077	70,330	77,381
– Private sector	73,607,833	71,655,801	59,892,881
Allowance for loan losses (Notes 3e, 10f, 10g and 10h)	(5,525,191)	(5,325,870)	(4,720,283)
Leasing operations (Notes 2, 3e, 10 and 32b)	3,854,652	3,056,428	1,892,563
Leasing receivables:
– Public sector	56,553	44,401	50,802
– Private sector	6,758,474	5,427,991	3,622,250
Unearned income from leasing	(2,820,855)	(2,306,176)	(1,697,415)
Allowance for leasing losses (Notes 3e, 10f, 10g and 10h)	(139,520)	(109,788)	(83,074)
Other receivables	29,767,974	23,951,895	25,551,218
Receivables on sureties and guarantees honored (Note 10a–2)	12,249	12,181	2,054
Foreign exchange portfolio (Note 11a)	14,255,544	9,836,732	13,620,180
Receivables	338,842	368,622	206,353
Trading securities	809,610	682,879	498,939
Insurance premiums receivable	1,255,932	1,276,612	1,093,530
Sundry (Note 11b)	13,198,094	11,877,255	10,223,800
Allowance for other loan losses (Notes 3e, 10f, 10g and 10h)	(102,297)	(102,386)	(93,638)
Other assets (Note 12)	1,961,980	1,870,239	1,330,112
Other assets	467,753	385,251	381,913
Provision for devaluations	(194,056)	(178,581)	(188,520)
Prepaid expenses (Notes 3g and 12b)	1,688,283	1,663,569	1,136,719
Long-term receivables	76,109,876	77,629,777	54,366,773
Interbank investments (Notes 3b and 7)	563,194	655,081	564,972
Investments in federal funds purchased and securities sold under agreements to repurchase	–	64,184	–
Interest-earning deposits in other banks	563,194	590,897	564,972

Assets	2008	2007

	March	December	March

Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	11,380,554	16,318,453	12,056,872
Own portfolio	8,421,679	8,159,498	8,156,984
Subject to repurchase agreements	676,785	4,942,035	1,735,107
Derivative financial instruments	611,365	598,838	205,487
Restricted deposits – Brazilian Central Bank	1,258,475	501,805	1,846,509
Privatization currencies	100,434	79,535	80,100
Subject to collateral provided	311,816	835,448	32,685
Securities purpose of unrestricted purchase and sale commitments	–	1,201,294	–
Interbank accounts	451,626	447,139	401,057
Restricted credits: (Note 9)
– SFH	451,626	447,139	401,057
Loan operations (Notes 3e, 10 and 32b)	44,114,759	41,895,366	29,247,872
Loan operations:
– Public sector	704,867	693,643	741,341
– Private sector	45,563,153	43,345,801	30,286,068
Allowance for loan losses (Notes 3e, 10f, 10g and 10h)	(2,153,261)	(2,144,078)	(1,779,537)
Leasing operations (Notes 2, 3e, 10 and 32b)	6,981,872	4,905,967	2,045,399
Leasing receivables:
– Public sector	75,413	89,796	95,258
– Private sector	11,781,776	8,374,126	3,906,087
Unearned income from leasing	(4,695,718)	(3,422,375)	(1,863,372)
Allowance for leasing losses (Notes 3e, 10f, 10g and 10h)	(179,599)	(135,580)	(92,574)
Other receivables	10,968,509	11,878,015	9,377,486
Receivables	423	2,805	1,493
Trading securities	928,629	695,251	252,528
Sundry (Note 11b)	10,043,165	11,188,073	9,129,244
Allowance for other loan losses (Notes 3e, 10f, 10g and 10h)	(3,708)	(8,114)	(5,779)
Other assets (Note 12)	1,649,362	1,529,756	673,115
Other assets	4,604	4,605	7,959
Provision for devaluations	(516)	(516)	(1,043)
Prepaid expenses (Notes 3g and 12b)	1,645,274	1,525,667	666,199
Permanent assets	3,902,203	3,670,161	3,557,375
Investments (Notes 3h, 13 and 32b)	743,088	604,076	661,698
Ownership in affiliated companies:
– Local	524,916	467,944	410,413
Other investments	564,327	487,365	610,409
Allowance for losses	(346,155)	(351,233)	(359,124)
Premises and equipment (Notes 3i and 14)	2,333,922	2,284,078	2,215,976
Premises	1,083,817	1,076,053	1,061,150
Other premises and equipment	4,460,214	4,347,693	4,239,812
Accumulated depreciation	(3,210,109)	(3,139,668)	(3,084,986)
Leased assets (Note 14)	10,588	11,421	17,864
Leased assets	16,656	20,777	28,561
Accumulated depreciation	(6,068)	(9,356)	(10,697)
Deferred charges (Notes 2, 3j and 15)	814,605	770,586	661,837
Organization and expansion costs	1,935,095	1,850,219	1,612,739
Accumulated amortization	(1,120,490)	(1,079,633)	(950,902)
Total	355,517,342	341,184,404	281,944,287
The Notes are an integral part of the Financial Statements.

Liabilities	2008	2007

	March	December	March

Current liabilities	210,581,635	213,446,966	175,057,686
Deposits (Notes 3k and 16a)	77,693,179	75,797,142	61,807,134
Demand deposits	25,845,700	28,495,555	20,115,520
Savings deposits	33,290,059	32,812,974	27,608,759
Interbank deposits	309,774	364,508	157,625
Time deposits (Note 32b)	17,413,385	13,198,839	13,331,940
Other deposits	834,261	925,266	593,290
Federal funds purchased and securities sold under agreements to repurchase
(Notes 3k and 16b)	45,001,283	54,693,633	33,729,568
Own portfolio	10,927,982	18,924,688	12,180,278
Third-party portfolio	30,558,507	29,578,200	20,077,321
Unrestricted portfolio	3,514,794	6,190,745	1,471,969
Issuance of securities (Notes 16c and 32b)	1,658,635	1,733,135	2,051,628
Exchange acceptances	32	406	–
Mortgage notes	973,863	901,490	876,212
Debentures (Note 16c-1)	111,176	42,821	131,533
Securities issued abroad	573,564	788,418	1,043,883
Interbank accounts	312,545	16,632	181,618
Correspondent banks	312,545	16,632	181,618
Interdepartmental accounts	1,847,051	2,521,233	1,768,224
Third-party funds in transit	1,847,051	2,521,233	1,768,224
Borrowings (Notes 17a and 32b)	7,372,525	7,718,270	6,707,311
Local borrowings – official institutions	126	154	334
Local borrowings – other institutions	390	373	345
Borrowings abroad	7,372,009	7,717,743	6,706,632
Local onlendings – official institutions (Notes 17b and 32b)	5,665,277	5,360,030	5,251,834
National treasury	40,289	50,303	79,705
BNDES	2,515,813	2,490,548	2,975,199
CEF	15,326	14,760	10,850
Finame	3,093,614	2,804,046	2,185,270
Other institutions	235	373	810
Foreign onlendings (Notes 17b and 32b)	1,393,690	1,257,281	10,045
Foreign onlendings	1,393,690	1,257,281	10,045
Derivative financial instruments (Notes 3d and 32)	1,357,328	668,954	815,447
Derivative financial instruments	1,357,328	668,954	815,447
Technical provisions for insurance, private pension plans and certificated savings plans
(Notes 3l and 21)	42,976,819	42,055,115	39,964,734
Other liabilities	25,303,303	21,625,541	22,770,143
Collection and collection of taxes and other contributions	2,711,207	228,722	1,994,968
Foreign exchange portfolio (Note 11a)	7,318,890	3,467,189	8,416,047
Social and statutory	795,222	2,195,653	634,250
Fiscal and social security (Note 20a)	2,379,722	2,356,153	2,001,568
Trading securities	758,166	657,700	378,536
Financial and development funds	2,814	1,851	1,235
Subordinated debts (Notes 19 and 32b)	695,138	650,635	107,294
Sundry (Note 20b)	10,642,144	12,067,638	9,236,245

Liabilities	2008	2007

	March	December	March

Long-term liabilities	111,678,094	97,035,535	80,633,005
Deposits (Notes 3k and 16a)	29,017,493	22,526,304	22,354,762
Interbank deposits	575	7,965	–
Time deposits (Note 32b)	29,016,918	22,518,339	22,354,762
Federal funds purchased and securities sold under agreements to repurchase
(Notes 3k and 16b)	24,538,852	18,940,016	17,171,854
Own portfolio	24,538,852	18,940,016	17,171,854
Funds from issuance of securities (Notes 16c and 32b)	5,579,888	4,763,647	3,827,310
Exchange Acceptances	227	–	–
Mortgage notes	1,011	151	2,902
Debentures (Note 16c-1)	2,552,100	2,552,100	2,552,100
Securities issued abroad	3,026,550	2,211,396	1,272,308
Borrowings (Notes 17a and 32b)	589,251	347,560	250,043
Local borrowings – official institutions	241	296	362
Borrowings abroad	589,010	347,264	249,681
Local onlendings – official institutions (Notes 17b and 32b)	8,991,779	8,726,406	6,415,304
National treasury	–	578	–
BNDES	3,623,498	3,657,155	2,348,103
CEF	87,454	86,520	62,853
Finame	5,280,009	4,981,301	4,003,371
Other institutions	818	852	977
Derivative financial instruments (Notes 3d and 32)	266,640	282,779	40,084
Derivative financial instruments	266,640	282,779	40,084
Technical provisions for insurance, private pension plans and certificated savings plans
(Notes 3l and 21)	16,745,592	16,471,150	10,687,767
Other liabilities	25,948,599	24,977,673	19,885,881
Fiscal and social security (Note 20a)	7,635,324	7,483,638	6,393,057
Trading securities	–	–	17,417
Subordinated debts (Notes 19 and 32b)	15,871,747	15,199,829	12,039,661
Sundry (Note 20b)	2,441,528	2,294,206	1,435,746
Deferred income	189,818	189,147	163,978
Deferred income	189,818	189,147	163,978
Minority interest in subsidiaries (Note 22)	158,678	155,412	60,963
Shareholders’ equity (Note 23)	32,909,117	30,357,344	26,028,655
Capital:
– Local residents	21,411,839	17,693,485	16,691,642
– Foreign residents	1,588,161	1,306,515	1,308,358
Capital reserves	62,498	55,624	55,178
Profit reserves	8,394,029	9,963,593	6,091,423
Adjustment to market value – TVM and derivatives	1,452,744	1,469,976	1,948,731
Treasury share (Notes 23e and 32b)	(154)	(131,849)	(66,677)
Shareholders' equity managed by parent company	33,067,795	30,512,756	26,089,618
Total	355,517,342	341,184,404	281,944,287
The Notes are an integral part of the Financial Statements.

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Revenues from financial intermediation	11,739,336	11,321,594	9,780,294
Loan operations (Note 10j)	6,571,120	6,073,076	5,232,598
Leasing operations (Note 10j)	372,536	283,874	191,817
Operations with securities (Note 8f)	1,820,337	1,807,151	1,795,217
Financial income on insurance, private pension plans and certificated savings plans (Note 8f)	1,676,345	2,068,229	1,685,144
Derivative financial instruments (Note 8f)	574,278	549,206	410,093
Foreign exchange transactions (Note 11a)	395,881	231,895	149,264
Compulsory deposits (Note 9b)	328,839	308,163	316,161
Expenses from financial intermediation	7,310,706	6,721,326	5,709,347
Market funding operations (Note 16e)	3,818,055	3,523,771	3,295,194
Price-level restatement and interest on technical provisions for insurance,
private pension plans and certificated savings plans (Note 16e)	1,024,234	1,287,681	1,043,589
Borrowings and onlendings (Note 17c)	800,385	352,835	209,212
Leasing operations (Note 10j)	1,195	1,260	1,691
Allowance for loan losses (Notes 3e, 10g and 10h)	1,666,837	1,555,779	1,159,661

Gross income from financial intermediation	4,428,630	4,600,268	4,070,947

Other operating income (expenses)	(1,930,091)	(2,427,289)	(1,604,525)
Fee and commission income (Note 24)	2,803,529	2,895,760	2,559,188
Insurance, private pension plans and certificated savings plans retained
premiums (Notes 3l and 21d)	5,285,116	6,052,442	4,643,550
Net premiums written	5,366,960	6,174,894	4,801,108
Reinsurance premiums	(81,844)	(122,452)	(157,558)
Variation in technical provisions for insurance, private pension plans and
certificated savings plans (Note 3l)	(2,533,242)	(3,643,969)	(2,413,358)
Retained claims (Note 3l)	(1,639,572)	(1,594,955)	(1,427,886)
Certificated savings plans draws and redemptions (Note 3l)	(318,260)	(378,480)	(301,043)
Insurance, private pension plans and certificated savings plans selling expenses (Note 3l)	(279,285)	(288,631)	(259,833)
Personnel expenses (Note 25)	(1,736,553)	(1,820,181)	(1,459,826)
Supplementary provision for labor proceedings (Note 18b)	–	(232,398)	–
Other administrative expenses (Note 26)	(1,814,994)	(1,972,778)	(1,539,500)
Tax expenses (Note 27)	(611,323)	(642,812)	(611,904)
Equity in earnings (losses) of unconsolidated companies (Note 13c)	32,169	9,771	11,589
Other operating income (Note 28)	329,782	424,016	337,274
Other operating expenses (Note 29)	(1,394,428)	(1,095,278)	(1,142,776)
Full goodwill amortization (Note 15a)	(53,030)	(139,796)	–
Operating income	2,498,539	2,172,979	2,466,422
Non-operating income (Note 30)	402,233	525,962	(2,714)
Income before tax on income and interest	2,900,772	2,698,941	2,463,708
Income tax and social contribution (Notes 34a and 34b)	(794,696)	(502,374)	(755,324)
Minority interest in subsidiaries	(3,591)	(3,678)	(3,067)
Net income	2,102,485	2,192,889	1,705,317
The Notes are an integral part of the Financial Statements.

Statement of Changes in Stockholders’ Equity – R$ thousand

Events	Restated					Adjustment to Market		Treasury Shares	Retained Earnings	Total
	Paid-Up	Capital Reserves		Profit Reserves		Value–TVM
	Capital					and Derivatives

	Capital Stock	Tax Incentives from Income Tax	Other	Legal	Statutory	Own	Subsidiaries

Balances as of 12.31.2006	14,200,000	2,103	52,902	1,287,592	7,499,514	12,762	1,631,899	(50,410)	–	24,636,362

Capital increase with reserves	3,800,000	–	–	–	(3,800,000)	–	–	–	–	–
Restatement of exchange membership certificates	–	–	173	–	–	–	–	–	–	173
Acquisition of treasury shares	–	–	–	–	–	–	–	(16,267)	–	(16,267)
Adjustment to market value – available-for-sale securities	–	–	–	–	–	3,971	300,099	–	–	304,070
Net income	–	–	–	–	–	–	–	–	1,705,317	1,705,317
Allocations: – Reserves	–	–	–	85,266	1,019,051	–	–	–	(1,104,317)	–
– Interest on shareholders’ capital	–	–	–	–	–	–	–	–	(601,000)	(601,000)

Balances as of 3.31.2007	18,000,000	2,103	53,075	1,372,858	4,718,565	16,733	1,931,998	(66,677)	–	26,028,655

Balances as of 9.30.2007	19,000,000	2,103	53,521	1,277,482	7,176,224	(32,957)	1,837,742	(100,503)	–	29,213,612

Adjustment to market value – available-for-sale securities	–	–	–	–	–	(14,467)	(320,342)	–	–	(334,809)
Acquisition of treasury shares	–	–	–	–	–	–	–	(31,346)	–	(31,346)
Net income	–	–	–	–	–	–	–	–	2,192,889	2,192,889
Allocations: – Reserves	–	–	–	200,155	1,309,732	–	–	–	(1,509,887)	–
– Proposed dividends	–	–	–	–	–	–	–	–	(683,002)	(683,002)

Balances as of 12.31.2007	19,000,000	2,103	53,521	1,477,637	8,485,956	(47,424)	1,517,400	(131,849)	–	30,357,344

Balances as of 12.31.2007	19,000,000	2,103	53,521	1,477,637	8,485,956	(47,424)	1,517,400	(131,849)	–	30,357,344

Capital increase through subscription	1,200,000	–	–	–	–	–	–	–	–	1,200,000
Capital increase with reserves	2,800,000	–	–	–	(2,800,000)	–	–	–	–	–
Goodwill in share subscription	–	–	6,874	–	–	–	–	–	–	6,874
Acquisition of treasury share	–	–	–	–	–	–	–	(154)	–	(154)
Cancellation of treasury share	–	–	–	–	(131,849)	–	–	131,849	–	–
Adjustment to market value – available-for-sale securities	–	–	–	–	–	7,229	(24,461)	–	–	(17,232)
Net income	–	–	–	–	–	–	–	–	2,102,485	2,102,485
Allocations: – Reserves	–	–	–	105,124	1,257,161	–	–	–	(1,362,285)	–
– Interest on shareholders’ capital	–	–	–	–	–	–	–	–	(740,200)	(740,200)

Balances as of 3.31.2008	23,000,000	2,103	60,395	1,582,761	6,811,268	(40,195)	1,492,939	(154)	–	32,909,117

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Financial Position – R$ thousand

		2008	2007

		1st Quarter	4th Quarter	1st Quarter

Financial resources were provided by:		31,538,549	30,480,122	19,137,486
Net income		2,102,485	2,192,889	1,705,317
Adjustments to net income		1,872,614	1,835,337	1,297,924
Allowance for loan losses		1,666,837	1,555,779	1,159,661
Depreciation and amortization		137,721	137,481	132,818
Goodwill amortization		53,030	139,796	–
Provision (Reversal) for losses in interbank investments and investments		(10,358)	861	233
Equity in earnings (losses) of unconsolidated companies		(32,169)	(9,771)	(11,589)
Other		57,553	11,191	16,801
Change in deferred income		671	15,895	(16,482)
Change in minority interest		3,266	(21,240)	3,523
Adjustment to market value – available-for-sale securities		(17,232)	(334,809)	304,070
Resources from shareholders’		1,206,874	–	–
Capital stock increase by subscription		1,200,000	–	–
Goodwill in share subscription		6,874	–	–
Third parties' funds provided by:
– Increase in liabilities sub-items		16,544,924	24,056,774	15,475,067
Deposits		8,387,226	11,587,377	256,683
Federal funds purchased and securities sold under agreements to repurchase		–	5,012,740	3,225,989
Funds from issuance of securities		741,741	–	242,659
Interbank accounts		295,913	–	175,804
Interdepartmental accounts		–	951,058	–
Borrowings and onlendings		602,975	2,674,223	1,215,492
Derivative financial instruments		672,235	–	336,527
Technical provisions for insurance, private pension plans and certificated savings plans		1,196,146	3,207,391	1,523,287
Other liabilities		4,648,688	623,985	8,498,626
– Decrease in assets sub-items		9,589,217	2,576,732	277,122
Interbank investments		–	2,223,914	–
Securities and derivative financial instruments		9,284,973	–	–
Interdepartmental accounts		283,564	–	113,354
Insurance premiums receivable		20,680	127,221	163,768
Other receivables		–	225,597	–
– Sale (write-off) of assets and investments		189,737	157,833	84,780
Foreclosed assets		132,732	69,427	31,855
Premises and equipment and leased assets		20,973	39,172	5,524
Investments		34,991	48,231	47,029
Sale (write-off) of deferred charges		1,041	1,003	372
Interest on shareholders’ capital and dividends received and/or provisioned from
affiliated companies		45,993	711	6,165
Financial resources were used for:		31,322,902	29,093,802	19,655,532
Interest on shareholders’ capital and dividends paid and/or provisioned		740,200	683,002	601,000
Acquisition of shares issued by the Company		154	31,346	16,267
Capital expenditures in		654,870	464,314	247,514
Foreclosed assets		243,577	65,588	51,218
Premises and equipment and leased assets		176,250	229,314	188,175
Investments		235,043	169,412	8,121
Deferred charges		88,700	92,856	64,043
Increase in assets sub-items		25,071,282	26,163,920	18,269,221
Interbank investments		11,047,905	–	5,611,194
Securities and derivative financial instruments		–	6,353,717	283,628
Interbank accounts		432,701	3,158,632	442,566
Interdepartmental accounts		–	339,654	–
Loan operations		4,184,355	12,459,431	4,897,553
Leasing operations		2,947,880	1,888,273	202,212
Other receivables		4,922,758	–	5,788,623
Write-off of allowance for loan losses		1,389,077	1,158,294	1,030,814
Other assets		146,606	805,919	12,631
Decrease in liabilities sub-items		4,767,696	1,658,364	457,487
Federal funds purchased and securities sold under agreements to repurchase		4,093,514	–	–
Funds from issuance of securities		–	100,627	–
Interbank accounts		–	177,905	–
Interdepartmental accounts		674,182	–	457,487
Derivative financial instruments		–	1,379,832	–
Increase/(decrease) in funds available		215,647	1,386,320	(518,046)

Changes in	At the beginning of the period	5,486,606	4,100,286	4,761,972
financial	At the end of the period	5,702,253	5,486,606	4,243,926
position	Increase/(decrease) in funds available	215,647	1,386,320	(518,046)

The Notes are an integral part of the Financial Statements.

Additional Information – Consolidated Cash Flow – R$ thousand

		2008	2007

		1st Quarter	4th Quarter	1st Quarter

Operating activities:

Net income		2,102,485	2,192,889	1,705,317

Adjustments to reconcile net income to net cash provided by (used in)
operating activities		1,872,614	1,835,337	1,297,924
Provision for loan losses		1,666,837	1,555,779	1,159,661
Provision for losses on interbank investments and investments		(10,358)	861	233
Depreciation and amortization		137,721	137,481	132,818
Goodwill amortization		53,030	139,796	–
Equity in the earnings of unconsolidated companies		(32,169)	(9,771)	(11,589)
Other		57,553	11,191	16,801

Adjusted net income		3,975,099	4,028,226	3,003,241

Change in assets and liabilities		(10,398,400)	(19,541,504)	(7,945,612)
Decrease (increase) in interbank investments		(11,047,905)	2,223,914	(5,611,194)
Decrease (increase) in securities and derivative financial instruments		9,957,208	(7,733,549)	52,899
Decrease (increase) in interbank accounts		(458,941)	212,896	(387,122)
Decrease (increase) in interdepartmental accounts		(390,618)	611,404	(344,133)
Decrease (increase) in loan operations		(4,184,355)	(12,459,431)	(4,897,553)
Decrease (increase) in leasing operations		(2,947,880)	(1,888,273)	(202,212)
Decrease (increase) in insurance premiums receivable		20,680	127,221	163,768
Decrease (increase) in other receivables		(4,922,758)	225,597	(5,788,623)
Decrease (increase) in other assets		(146,606)	(805,919)	(12,631)
Write-off of provision for loan losses		(1,389,077)	(1,158,294)	(1,030,814)
Increase (decrease) in technical provisions for insurance, private pension
plans and certificated savings plans		1,196,146	3,207,391	1,523,287
Increase (decrease) in other liabilities		3,932,267	(1,785,547)	8,301,128
Increase (decrease) in deferred income		671	15,895	(16,482)
Adjustment to market value – available-for-sale securities		(17,232)	(334,809)	304,070

Net cash used in operating activities		(6,423,301)	(15,513,278)	(4,942,371)

Investment activities:
Decrease (increase) in compulsory deposits – Brazilian Central Bank		322,153	(3,549,432)	120,360
Proceeds from sale of foreclosed assets		132,732	69,427	31,855
Sale of investments		34,991	48,231	47,029
Proceeds from sale of premises and equipment and leased assets		20,973	39,172	5,524
Decrease in deferred charges		1,041	1,003	372
Acquisition of foreclosed assets		(243,577)	(65,588)	(51,218)
Acquisition of investments		(235,043)	(169,412)	(8,121)
Acquisition of premises and equipment and leased assets		(176,250)	(229,314)	(188,175)
Deferred charges		(88,700)	(92,856)	(64,043)
Interest on shareholders’ capital and dividends received and/or provisioned from
affiliated companies		45,993	711	6,165
Net cash used in investing activities		(185,687)	(3,948,058)	(100,252)

Financing activities:
Increase (decrease) in deposits		8,387,226	11,587,377	256,683
Increase (decrease) in federal funds purchases and securities sold under
agreements to repurchase		(4,093,514)	5,012,740	3,225,989
Increase (decrease) in funds from issuance of securities		741,741	(100,627)	242,659
Increase (decrease) in borrowings and onlendings		602,975	2,674,223	1,215,492
Subordinated debt		716,421	2,409,531	197,498
Capital increase by subscription		1,200,000	–	–
Goodwill in share subscription		6,874	–	–
Interest on shareholders’ capital and dividends paid and/or provisioned		(740,200)	(683,002)	(601,000)
Acquisition of shares issued by the Company		(154)	(31,346)	(16,267)
Variation in minority interest		3,266	(21,240)	3,523
Net cash provided by financing activities		6,824,635	20,847,656	4,524,577
Increase/(decrease) in funds available		215,647	1,386,320	(518,046)

Changes in	At the beginning of the period	5,486,606	4,100,286	4,761,972
Financial	At the end of the period	5,702,253	5,486,606	4,243,926
position	Increase/(decrease) in funds available	215,647	1,386,320	(518,046)

The Notes are an integral part of the Financial Statements.

Additional Information – Consolidated Value Added Statement – R$ thousand

	2008		2007

	1st Quarter	%	4th Quarter	%	1st Quarter	%

Value added breakdown

Gross income from financial intermediation	4,428,630	84.4	4,600,268	85.3	4,070,947	89.8
Fee and commission income	2,803,529	53.5	2,895,760	53.7	2,559,188	56.5
Other income/expenses	(1,987,102)	(37.9)	(2,105,374)	(39.0)	(2,097,764)	(46.3)
Total	5,245,057	100.0	5,390,654	100.0	4,532,371	100.0

Value added distribution

Employees	1,522,234	29.0	1,825,275	33.8	1,278,113	28.2
Compensation	807,587	15.4	843,151	15.6	723,206	16.0
Benefits	351,222	6.7	373,756	6.9	315,053	6.9
FGTS	83,450	1.6	82,673	1.5	77,494	1.7
Other charges	279,975	5.3	525,695	9.8	162,360	3.6

Contribution to the Government	1,620,338	30.9	1,372,490	25.5	1,548,941	34.2
Tax expenses	611,323	11.7	642,812	12.0	611,904	13.5
Income tax and social contribution	794,696	15.1	502,374	9.3	755,324	16.7
INSS	214,319	4.1	227,304	4.2	181,713	4.0

Interest on shareholders’ capital and dividends paid and/or
provisioned	740,200	14.1	683,002	12.7	601,000	13.2

Profit reinvestment	1,362,285	26.0	1,509,887	28.0	1,104,317	24.4

Total	5,245,057	100.0	5,390,654	100.0	4,532,371	100.0

The Notes are an integral part of the Financial Statements.

Notes to the Consolidated Financial Statements

We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

1) Operations

Banco Bradesco S.A. (Bradesco) is a private-sector publicly-held company which, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Investment Bank, Consortium Management, Insurance, Private Pension Plan and Certificated Savings Plans. Operations are conducted within the context of the companies comprising the Bradesco Organization, working in an integrated manner in the market.

In this context, Bradesco carried out the following operations in 1Q08:

• On January 21, 2008, Grupo Bradesco de Seguros e Previdência, by means of Bradesco Seguros S.A., entered into a “Quota Assignment Agreement” with Marsh Corretora de Seguros Ltda., parent company of Mediservice – Administradora de Planos de Saúde Ltda. (Mediservice), in order to acquire the ownership control of the latter at the amount of R$84.9 million.The execution of the agreement is subject to the approval by the proper authorities.

• On March 6, 2008, Banco Bradesco BBI S.A. entered into a “Private Instrument of Share Merger Commitment and Other Covenants” with shareholders of Ágora Corretora de Títulos e Valores Mobiliários S.A., in order to acquire the total capital of the latter. Ágora Corretora is the largest brokerage house in Brazil relating to online purchase and sale of shares to individuals (home broker), with approximately 29 thousand active clients. The operation is subject to approval by the proper authorities and to the results of due diligence.

2) Presentation of the Financial Statements

The financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting policies determined by Brazilian Corporate Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities Commission (CVM), Brazilian Council of Private Insurance (CNSP), Insurance Superintendence (Susep) and the National Agency for Supplementary Healthcare (ANS), and consider the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account, deducted from the residual amount received in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as the portions of the net income and the shareholders’ equity referring to the interest of minority shareholders were highlighted. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and jointly controlled investments has been fully amortized in the period in which the investments acquisition occurred (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income accounts with derivative financial instruments, in order to eliminate the effect of the protection instruments of these investments (Note 4).

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, quantification of technical provisions for insurance, supplementary pension plans and certificated savings plans and the determination of the useful life of specific assets. Actual results could differ from these estimates and assumptions.

We highlight the main direct and indirect ownerships included in the Consolidated Financial Statements:

	Activity	Total Ownership

		2008	2007

		March 31	December 31	March 31

Financial area – local
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Loan and Financing	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.88%	99.88%	99.88%
Banco BMC S.A. (1) (2)	Banking	100.00%	100.00%	–
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment Bank	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A. (7)	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium Management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM – Bradesco Asset Management S.A. DTVM	Assets under Management	100.00%	100.00%	100.00%
Companhia Brasileira de Meios de Pagamento –
Visanet (2) (5) (6) (8) (10) (16)	Service Provision	39.31%	39.76%	39.72%

Financial area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch (14)	Banking	–	–	100.00%
Banco Bradesco S.A. Grand Cayman Branch (9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%	100.00%
Banco BMC S.A. Grand Cayman Branch (1) (2) (5)	Banking	100.00%	100.00%	–
Banco Bradesco S.A. Nassau Branch (4)	Banking	100.00%	100.00%	–
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, Uk (3)	Brokerage	100.00%	–	–

Insurance, private pension plans and certificated
savings plans area
Atlântica Capitalização S.A.	Certificated Savings Plans	100.00%	100.00%	100.00%
Áurea Seguros S.A. (2) (5) (6) (13)	Insurance	18.41%	18.41%	27.50%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated Savings Plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/Health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private Pension
	Plans/Insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros (15)	Insurance	100.00%	100.00%	100.00%
Indiana Seguros S.A. (11)	Insurance	–	–	40.00%
Seguradora Brasileira de Crédito à Exportação S.A. (2) (5) (6)	Insurance	12.09%	12.09%	12.09%

Other activities
Átria Participações Ltda.	Holding	100.00%	100.00%	100.00%
Andorra Holdings S.A. (12)	Holding	54.01%	54.01%	99.90%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit Acquisition	100.00%	100.00%	100.00%
Cibrasec – Companhia Brasileira de Securitização (2) (5) (6)	Credit Acquisition	9.09%	9.09%	9.09%
CPM Holdings Limited (6)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information Technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Service Provision	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%
(1) Company acquired in August 2007 and consolidated as of September 2007;
(2) Companies whose audit services in 2007 were carried out by other independent auditors;
(3) Company incorporated in February 2008;
(4) Company incorporated in August 2007;

(5) Companies whose audit (review) services in 2008 are carried out by other independent auditors;
(6) Companies proportionally consolidated, in conformity with Resolution 2,723 of CMN and CVM Instruction 247;
(7) Current name of Bankpar Banco Múltiplo S.A.;
(8) Special purpose entity called Brazilian Merchant Voucher Receivables Limited is being consolidated, a company which takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);
(9) Special purpose entity called International Diversified Payment Rights Company is being consolidated, a company which takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);
(10) Increase of equity interest in December 2007 is due to the canceling of treasury shares in August 2007;
(11) Company sold in December 2007;
(12) Reduction in equity interest due to the non-interest in capital increase occurred in August 2007;
(13) Reduction in equity interest due to the non-interest in capital increase occurred in June 2007;
(14) Company merged by Banco Bradesco S.A. Nassau Branch in December 2007;
(15) Current name of Finasa Seguradora S.A.; and
(16) Reduction in equity interest due to the non-interest in capital increase occurred in January 2008.

3) Significant Accounting Policies

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance, coinsurance and commission premiums, net of premiums assigned in coinsurance and reinsurance and corresponding commissions, are appropriated to results upon effectiveness of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsures (IRB), respectively.

The supplementary pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from certificated savings plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded when the certificated savings plans contributions are effectively received. The payment for draw redemptions is considered as expenses of the month when this occur.

The expenses for technical provisions for private pension plans and certificated savings plans are recorded at the same time as the corresponding revenues there from are recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

c) Securities

Trading securities – securities which are acquired for the purpose of being actively and frequently traded are adjusted to market value as a counter-entry to income for the period;

Securities available for sale – securities which are not specifically intended for trading purposes or as held to maturity are adjusted to market value as a counter-entry to a specific account in shareholders' equity, at amounts net of tax effects; and

Securities held to maturity – securities for which there are intention and financial capacity for maintenance in portfolio through to maturity are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on Management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments, which do not comply with the hedging criteria established by Bacen, particularly derivatives used to manage general exposure to risk, are recorded at market value, with the corresponding mark-to-market adjustments taken directly to income for the period.

e) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan granting and allowance for loan losses

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan granting are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution no. 2,682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution no. 2,682 is also taken into account for client risk classification purposes as follows:

Past-due period	Client classification

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of these operations past due up to 59 days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written-off against the existing allowance and controlled in memorandum accounts, for at least five years, no longer being recorded in equity accounts.

Renegotiated operations are maintained, at least, with a classification equal to their prior rating. Renegotiated loan operations, already written-off against the allowance and which are recorded in memorandum accounts, are classified at “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant amortization of the operation or when new material facts justify the risk level change, the operation may be reclassified to a lower risk category.

The allowance for loan losses is calculated in an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, connected to assessments carried out by the Management, in the loan risks determination.

f) Income tax and social contribution (asset and liability)

Tax credits on income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables – Sundry” and the provision for deferred tax liabilities on depreciation excess and market value adjustments of securities is recorded in “Other liabilities – Fiscal and social security activities”.

Tax credits on temporary additions are carried out upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be carried out as taxable income is generated, considering the 30% limit of the actual profit of the reference period. Such tax credits are recorded based on the current expectations for their realization, taking into account the technical studies and analyses carried out by the Management.

Provision for income tax is recorded at the base rate of 15% of taxable income, plus 10%. Provision for social contribution is calculated on profit before income tax, considering a 9% rate.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

g) Prepaid expenses

These record investments of resources in prepayments, whose rights of benefits or service provision will take place in future periods, therefore, are recorded in assets considering the accrual method of accounting, which determines that income and expenses must be included in the determination of the income for the periods in which they occur, always simultaneously when they are correlated, regardless of receipt or payment.

Prepaid payments correspond to the installment already paid for service rights to be received or for the future use of financial assets or resources from third-parties.

This group is basically represented by: commission in the placement of financings, contracts in the rendering of banking services, insurance selling expenses, insurance expenses and other costs on funding abroad and advertising expenses, as described in Note 12b.

Thus, based on the “accrual method of accounting” and the “confrontation between income and expense”, incurred costs related to underlying assets which will generate income in subsequent periods are recorded in prepaid expenses. These assets are appropriated to the income in accordance with terms and amounts of benefits which are expected and directly written-off in the income when underlying assets and rights are no longer part of the institution’s assets or the expected future benefits cannot be realized.

h) Investments

The investments in subsidiaries, jointly controlled investments and affiliated companies, when relevant, are evaluated by the equity accounting method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into reais and their effects recognized in income for the period.

The exchange membership certificates of the São Paulo Stock Exchange (Bovespa), the Mercantile and Futures Exchange (BM&F) (up to the date of demutualization), and the Custody and Settlement Chamber (Cetip) are evaluated and adjusted at their unaudited book value, informed by the corresponding stock exchanges as counterentry to the account highlighted in the shareholders’ equity, and fiscal incentives and other investments are recorded at acquisition cost, net of the provision for losses, when applicable.

i) Fixed assets

This is shown at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets of which: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

j) Deferred assets

Deferred assets are recorded at acquisition or formation cost, net of the corresponding accumulated amortization at 20% per annum, calculated on the straight-line method.

k) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

l) Provisions relating to insurance, private pension plans and certificated savings plans activities

Technical provisions are calculated according to actuarial technical notes approved by Susep and ANS, and criteria set forth by CNSP Resolution 162/2006.

• Insurance of basic lines, life and health

– The provision of unearned premiums (PPNG) is comprised of retained premiums which are deferred during the term of effectiveness of the insurance agreements, determining the pro rata day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect). When this provision’s insufficiency is ascertained by means of actuarial calculation, the Provision of Premium Insufficiency will be formed.

– The provision of claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims incurred and not reported by those policyholders/beneficiaries. The provision is established net of recoveries of co-insurance and re-insurance.

– The provision of unsettled claims is established based on the estimates of payments of indemnities, net of recoveries of co-insurance and re-insurance, pursuant to notices of claims received from those policyholders until the balance sheet date.

The provision is monetarily restated and includes all the claims under litigation. In the case of Health insurance, according to the technical note approved by ANS, the provision of unsettled claims complements the provisions of claims incurred but not reported – IBRN.

– The supplementary premium provision (PCP) is monthly recorded to complement PPNG, considering the effective risks issued or not. The value of the PCP is the difference, if positive, between the average of the sum of the PPNG values verified daily and the recorded PPNG;

– Other Technical Provisions refer to the provision to face the differences of future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a formulation with Actuarial Technical Note approved by ANS.

• Supplementary private pension plans and life insurance covering survival

– The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of retirement plans, disability, pension and savings funds. They are calculated according to the methodology and premises set forth in Actuarial Technical Notes. The provisions linked to life insurance covering survival (VGBL) and to the private pension plans of the “unrestricted benefits generating” (PGBL) category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in investment funds specially established (FIEs).

– The contribution insufficiency provision is constituted to complement the mathematical provisions of benefits to be granted and granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT.2000 (mitigated), increased in 1.5% (improvement), considering males separated from females, who have higher life expectancy, and the actual interest rate of 4.3% p.a.

– The financial fluctuation provision is established until the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations.

– The administrative expenses provision is constituted to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the Actuarial Technical Note.

• Certificated savings plans

– The mathematical provision for redemptions is constituted for each active or suspended security during the term estimated in the General Conditions of the plan. It is calculated according to the methodology set forth in the Actuarial Technical Notes approved by Susep.

– The provisions for redemptions are established by the values of the expired certificated savings plans and also by the values of the certificated savings plans which have not expired but whose redemption has been early required by the clients.

The provisions are monetarily restated based on the indexes estimated in each plan.

– The provisions for unrealized and payable draws are constituted to meet premiums arising from future draws (unrealized) and also to premiums arising from draws in which clients were already selected (payable).

m) Contingent assets and liabilities and legal liabilities – tax and social security

The recognition, measuring and disclosure of contingent assets and liabilities and legal liabilities are made according to the criteria defined in CVM Resolution 489/05.

• Contingent Assets: they are not recognized on an accounting basis, except when the Management has total control of the situation or when there are real guarantees or favorable judicial decisions, on which more resources are not provided for, characterizing the gain as practically certain. The contingent assets with probability of probable success are only disclosed in the notes to the financial statements (Note 18a);

• Contingent Liabilities: they are established taking into consideration the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of Courts, whenever the loss is evaluated as probable, what would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved are measurable with enough safety. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the notes, when individually relevant, and those classified as remote do not require provision nor disclosure (Notes 18b and 18c); and

• Legal Liabilities – Tax and Social Security: they result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which, regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements (Note 18b).

n) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) Information for Comparison Purposes

Reclassifications

For a better comparison of the financial statements, reclassifications were carried out in the balances of the 1st and 4th quarter of 2007, in view of the compliance with the accounting procedures/classifications adopted in the 1st quarter of 2008.

Statement of Income	R$ thousand

	2007

	4th Quarter			1st Quarter

	Previous disclosure	Reclassifications	Reclassified balance	Previous disclosure	Reclassifications	Reclassified balance

Income from financial intermediation	11,059,789	261,805	11,321,594	9,525,111	255,183	9,780,294
Loan operations (1)	5,810,695	262,381	6,073,076	4,936,359	296,239	5,232,598
Income from securities operations (1)	1,568,961	238,190	1,807,151	1,481,724	313,493	1,795,217
Income from derivative financial instruments (1)	787,972	(238,766)	549,206	764,642	(354,549)	410,093
Expenses with financial intermediation	6,459,521	261,805	6,721,326	5,454,164	255,183	5,709,347
Sold under agreements to repurchase operations (1)	3,221,750	302,021	3,523,771	2,884,640	410,554	3,295,194
Loan and onlending operations (1)	393,051	(40,216)	352,835	364,583	(155,371)	209,212
Gross income from financial intermediation	4,600,268	–	4,600,268	4,070,947	–	4,070,947
Other operating income/expenses
Insurance, private pension plans and certificated savings plans
retained premiums (2)	4,837,265	1,215,177	6,052,442	3,605,971	1,037,579	4,643,550

Reinsurance premiums (2)	(1,337,629)	1,215,177	(122,452)	(1,195,137)	1,037,579	(157,558)
Variation of technical provisions for insurance, private pension
plans and certificated savings plans (2)	(1,964,826)	(1,679,143)	(3,643,969)	(663,215)	(1,750,143)	(2,413,358)
Expenses with private pension plans benefits and redemptions (2)	(463,966)	463,966	–	(712,564)	712,564	–
Net income	2,192,889	–	2,192,889	1,705,317	–	1,705,317

(1) The exchange variation of operations of branches and subsidiaries abroad, which were distributed in the lines of the statement of income, according to the respective assets and liabilities originated, were reallocated to the line of Income from Financial Instruments and Derivatives, to eliminate the effect of these hedge instruments of investments abroad.
(2) In accordance with the resolution of Susep Circular 356/2007 and Susep/Decon/GAB Circular Letter 003/2008, we are reclassifying the item “Expenses with Benefits and Redemptions of Private Pension Plans” to “Variation of Technical Provision of Insurance, Private Pension Plans and Certificated Savings Plans”.

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (Cosif).

a) Balance sheet

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Brazil	Abroad	Brazil	Abroad

Assets
Current and long-term assets	262,671,949	22,263,074	72,425,391	24,883	719,056	(6,489,214)	351,615,139
Funds available	5,374,309	306,145	69,693	1,976	9,085	(58,955)	5,702,253
Interbank investments	47,250,771	1,465,620	–	–	–	(41,081)	48,675,310
Securities and derivative financial instruments	31,182,187	6,375,734	67,987,595	20,002	287,654	(686,436)	105,166,736
Interbank and interdepartmental accounts	24,603,534	11,479	–	–	–	–	24,615,013
Loan and leasing operations	114,884,677	12,711,605	–	–	–	(4,488,280)	123,108,002
Other receivables and other assets	39,376,471	1,392,491	4,368,103	2,905	422,317	(1,214,462)	44,347,825
Permanent assets	21,039,207	37,628	1,146,929	39	196,747	(18,518,347)	3,902,203
Investments	18,282,758	32,333	870,352	–	75,992	(18,518,347)	743,088
Premises and equipment and leased assets	1,993,096	5,182	230,569	39	115,624	–	2,344,510
Deferred charges	763,353	113	46,008	–	5,131	–	814,605
Total on March 31, 2008	283,711,156	22,300,702	73,572,320	24,922	915,803	(25,007,561)	355,517,342
Total on December 31, 2007	270,389,087	21,588,636	73,274,211	23,530	953,940	(25,045,000)	341,184,404
Total on March 31, 2007	220,151,529	24,711,080	63,793,925	20,775	1,423,959	(28,156,981)	281,944,287

Liabilities
Current and long-term liabilities	250,502,302	13,374,181	64,394,643	8,361	469,456	(6,489,214)	322,259,729
Deposits	103,286,465	3,524,557	–	–	–	(100,350)	106,710,672
Federal funds purchased and securities sold under agreements
to repurchase	68,788,687	751,780	–	–	–	(332)	69,540,135
Funds from issuance of securities	4,609,112	3,507,726	–	–	–	(878,315)	7,238,523
Interbank and interdepartmental accounts	2,158,084	1,512	–	–	–	–	2,159,596
Borrowings and onlendings	25,793,513	2,514,763	–	–	–	(4,295,754)	24,012,522
Derivative financial instruments	1,392,655	231,313	–	–	–	–	1,623,968
Technical provisions for insurance, private pension plans and
certificated savings plans	–	–	59,716,806	5,605	–	–	59,722,411
Other liabilities:
– Subordinated debt	13,983,017	2,583,868	–	–	–	–	16,566,885
– Other	30,490,769	258,662	4,677,837	2,756	469,456	(1,214,463)	34,685,017
Deferred income	183,792	–	6,026	–	–	–	189,818
Shareholders’ equity/minority interest in subsidiaries	115,945	8,926,521	9,171,651	16,561	446,347	(18,518,347)	158,678
Shareholders’ equity, parent company	32,909,117	–	–	–	–	–	32,909,117
Total on March 31, 2008	283,711,156	22,300,702	73,572,320	24,922	915,803	(25,007,561)	355,517,342
Total on December 31, 2007	270,389,087	21,588,636	73,274,211	23,530	953,940	(25,045,000)	341,184,404
Total on March 31, 2007	220,151,529	24,711,080	63,793,925	20,775	1,423,959	(28,156,981)	281,944,287

b) Statement of income

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Brazil	Abroad	Brazil	Abroad

Revenues from financial intermediation	9,948,769	159,789	1,674,604	1,663	6,329	(51,818)	11,739,336
Expenses from financial intermediation	6,155,144	184,387	1,024,234	–	(1,530)	(51,529)	7,310,706
Gross income from financial intermediation	3,793,625	(24,598)	650,370	1,663	7,859	(289)	4,428,630
Other operating income/expenses	(2,296,595)	(18,992)	369,590	1,123	14,494	289	(1,930,091)
Operating income	1,497,030	(43,590)	1,019,960	2,786	22,353	–	2,498,539
Non-operating income	175,877	151,927	66,099	–	8,330	–	402,233
Income before taxes on profit and profit sharing	1,672,907	108,337	1,086,059	2,786	30,683	–	2,900,772
Income tax and social contribution	(441,800)	(1,583)	(342,140)	(797)	(8,376)	–	(794,696)
Minority interest in subsidiaries	(3,511)	–	(2)	–	(78)	–	(3,591)
Net income on 1st quarter of 2008	1,227,596	106,754	743,917	1,989	22,229	–	2,102,485
Net income on 4th quarter of 2007	1,577,051	(8,341)	579,139	3,148	41,892	–	2,192,889
Net income on 1st quarter of 2007	1,063,702	78,823	528,097	891	33,804	–	1,705,317

(1) The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card management and asset management companies;
(2) The balances of equity accounts, revenues and expenses are being eliminated among companies from the same segment;
(3) The “Insurance Group” segment comprises insurance, private pension plans and certificated savings plans companies; and
(4) Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

6) Funds Available

	R$ thousand

	2008	2007

	March 31	December 31	March 31

Local currency	5,158,361	4,963,418	4,030,210
Foreign currency	543,837	523,132	213,668
Investments in gold	55	56	48
Total	5,702,253	5,486,606	4,243,926

7) Interbank Investments

a) Composition and terms

	R$ thousand

	2008					2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	March 31	December 31	March 31

Investments in the open market:
Own portfolio position	4,820,613	3,767,811	266,813	–	8,855,237	1,256,066	2,519,899
• Financial treasury bills	1,372,407	–	–	–	1,372,407	199,103	246,822
• National treasury notes	278,529	1,663,398	266,813	–	2,208,740	7,017	852,514
• National treasury bills	3,112,046	2,090,341	–	–	5,202,387	863,653	1,420,563
• Other	57,631	14,072	–	–	71,703	186,293	–
Funded status	30,366,588	204,871	–	–	30,571,459	29,578,846	21,770,845
• Financial treasury bills	21,075,570	–	–	–	21,075,570	22,020,821	14,492,008
• National treasury notes	2,627,614	–	–	–	2,627,614	1,365,972	765,810
• National treasury bills	6,663,404	204,871	–	–	6,868,275	6,192,053	6,513,027
Short position	3,466,917	–	–	–	3,466,917	1,179,949	–
• National treasury bills	3,446,917	–	–	–	3,466,917	1,179,949	–
Unrestricted securities	–	–	–	–	–	–	1,800,284
• Generic operations	–	–	–	–	–	–	1,800,284
Subtotal	38,654,118	3,972,682	266,813	–	42,893,613	32,014,861	26,091,028
Interest-earning deposits in other banks:
• Interest-earning deposits in other banks	2,753,372	1,752,462	717,538	563,194	5,786,566	5,617,413	5,510,344
• Provisions for losses	(4,869)	–	–	–	(4,869)	(10,149)	(116)
Subtotal	2,748,503	1,752,462	717,538	563,194	5,781,697	5,607,264	5,510,228
Total on March 31, 2008	41,402,621	5,725,144	984,351	563,194	48,675,310
%	85.0	11.8	2.0	1.2	100.0
Total on December 31, 2007	30,429,725	4,076,005	2,461,314	655,081		37,622,125
%	80.9	10.8	6.5	1.8		100.0
Total on March 31, 2007	26,194,686	4,320,188	521,410	564,972			31,601,256
%	82.9	13.7	1.6	1.8			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Income on investments in purchase and sale commitments:
Own portfolio position	105,292	96,661	103,472
Funded status	826,511	655,753	652,804
Sold position	47,822	51,314	100
Unrestricted securities – Generic operations	9,767	14,864	24,934
Subtotal	989,392	818,592	781,310
Income from interest-earning deposits in other banks	150,265	99,424	117,020
Total (Note 8f)	1,139,657	918,016	898,330

8) Securities and Derivative Financial Instruments

Find below the information related to securities and derivative financial instruments:

a) Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand

	2008						2007

	Financial	Insurance/ certificated savings plans	Private pension plans	Other activities	March 31%		December 31%		March 31%

Trading securities	25,737,251	4,019,075	29,546,360	278,777	59,581,463	63.3	68,126,480	65.4	57,143,923	65.7
– Government securities	15,557,654	2,089,874	359,624	161,579	18,168,731	19.3	28,322,479	27.2	25,291,343	29.0
– Corporate bonds	8,151,052	1,929,201	235,212	117,198	10,432,663	11.1	10,161,995	9.7	7,847,337	9.0
– Derivative financial instruments (1)	2,028,545	–	–	–	2,028,545	2.2	1,207,040	1.2	1,025,259	1.2
– PGBL / VGBL restricted bonds	–	–	28,951,524	–	28,951,524	30.7	28,434,966	27.3	22,979,984	26.5
Available-for-sale securities	7,528,989	1,348,209	11,558,236	8,233	20,443,667	21.7	22,987,311	22.0	26,622,435	30.6
– Government securities	4,339,336	74,654	9,972,624	204	14,386,818	15.3	17,276,212	16.5	21,120,280	24.3
– Corporate bonds	3,189,653	1,273,555	1,585,612	8,029	6,056,849	6.4	5,711,099	5.5	5,502,155	6.3
Held to maturity securities	859,665	6,264,478	7,022,028	–	14,146,171	15.0	13,140,335	12.6	3,195,833	3.7
– Government securities	859,665	6,264,478	6,545,268	–	13,669,411	14.5	12,685,570	12.2	3,195,833	3.7
– Corporate bonds	–	–	476,760	–	476,760	0.5	454,765	0.4	–	–
Subtotal	34,125,905	11,631,762	48,126,624	287,010	94,171,301	100.0	104,254,126	100.0	86,962,191	100.0
Purchase and sale commitments (2)	2,746,231	2,420,880	5,828,324	–	10,995,435		10,197,583		10,571,439
Overall total	36,872,136	14,052,642	53,954,948	287,010	105,166,736		114,451,709		97,533,630

– Government securities	20,756,655	8,429,006	16,877,516	161,783	46,224,960	49.1	58,284,261	55.9	49,607,456	57.0
– Corporate bonds	13.369.250	3,202,756	2,297,584	125,227	18,994,817	20.2	17,534,899	16.8	14,374,751	16.5
– PGBL / VGBL restricted bonds	–	–	28,951,524	–	28,951,524	30.7	28,434,966	27.3	22,979,984	26.5
Subtotal	34,125,905	11,631,762	48,126,624	287,010	94,171,301	100.0	104,254,126	100.0	86,962,191	100.0
Purchase and sale commitments (2)	2,746,231	2,420,880	5,828,324	–	10,995,435		10,197,583		10,571,439
Overall total	36,872,136	14,052,642	53,954,948	287,010	105,166,736		114,451,709		97,533,630

b) Consolidated portfolio breakdown by issuer

Securities (3)	R$ thousand

	2008							2007

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (8)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market

Government securities	3,993,531	1,388,957	4,725,648	36,116,824	46,224,960	45,274,171	950,789	58,284,261	1,182,451	49,607,456	2,042,238
Financial treasury bills	1,307,381	421,428	861,590	2,316,444	4,906,843	4,906,932	(89)	5,263,819	(1,697)	3,351,332	(2,648)
National treasury bills	2,159,601	599,547	1,027,355	1,730,251	5,516,754	5,543,806	(27,052)	16,022,640	(44,888)	17,168,103	15,390
National treasury notes	377,974	332,317	–	29,047,319	29,757,610	29,151,682	605,928	31,894,101	826,991	24,763,013	1,561,395
Brazilian foreign debt notes	10,198	16,233	28,567	2,943,040	2,998,038	2,631,026	367,012	3,120,681	383,847	4,020,486	461,714
Privatization currencies	–	–	–	79,667	79,667	61,655	18,012	79,535	18,467	201,880	5,847
Foreign government securities	136,349	19,431	2,808,136	–	2,963,916	2,976,922	(13,006)	1,901,355	(253)	100,515	558
Other	2,028	1	–	103	2,132	2,148	(16)	2,130	(16)	2,127	(18)
Corporate bonds	7,007,116	881,485	1,825,631	9,280,585	18,994,817	17,740,676	1,254,141	17,534,899	1,167,203	14,374,751	948,180
Bank deposit certificates	132,912	540,251	133,597	1,596,012	2,402,772	2,402,772	–	2,484,282	–	3,113,238	(1,946)
Shares (7)	4,023,134	–	–	–	4,023,134	3,064,262	958,872	3,528,606	833,313	3,371,179	898,215
Debentures	17,130	11,387	122,419	5,200,088	5,351,024	5,194,987	156,037	5,751,725	135,160	4,163,439	(4,566)
Foreign securities	598,134	48,127	37,135	972,109	1,655,505	1,627,469	28,036	1,841,055	31,190	1,458,766	67,919
Derivative financial instruments (1)	873,607	258,782	284,791	611,365	2,028,545	1,949,542	79,003	1,207,040	116,623	1,025,259	1,385
Other	1,362,199	22,938	1,247,689	901,011	3,533,837	3,501,644	32,193	2,722,191	50,917	1,242,870	(12,827)
PGBL / VGBL restricted bonds	2,593,588	3,073,774	4,784,109	18,500,053	28,951,524	28,951,524	–	28,434,966	–	22,979,984	–
Subtotal	13,594,235	5,344,216	11,335,388	63,897,462	94,171,301	91,966,371	2,204,930	104,254,126	2,349,654	86,962,191	2,990,418
Purchase and sale commitments (2)	5,107,388	930,468	1,607,557	3,350,022	10,995,435	10,995,435	–	10,197,583	–	10,571,439	–
Overall Total	18,701,623	6,274,684	12,942,945	67,247,484	105,166,736	102,961,806	2,204,930	114,451,709	2,349,654	97,533,630	2,990,418

c) Consolidated classification by category, days to maturity and business segment

I) Trading Securities

Securities (3)	R$ thousand

	2008							2007

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (8)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market

– Financial	5,457,516	1,153,644	6,053,263	13,072,828	25,737,251	25,644,001	93,250	34,057,176	122,418	24,681,886	37,794
National treasury bills	2,125,673	399,313	909,163	1,504,596	4,938,745	4,965,661	(26,916)	15,101,745	(44,888)	15,525,673	15,373
Financial treasury bills	1,276,828	349,513	749,496	511,728	2,887,565	2,888,725	(1,160)	3,237,289	(2,118)	1,539,602	(2,463)
Bank deposit certificates	37,048	82,486	81,093	1,238,199	1,438,826	1,438,826	–	1,344,527	–	1,292,391	(1,946)
Derivative financial instruments (1)	873,607	258,782	284,791	611,365	2,028,545	1,949,542	79,003	1,207,040	116,623	1,025,259	1,385
Debentures	–	–	–	3,698,046	3,698,046	3,544,052	153,994	3,981,285	128,826	3,187,801	1,256
Brazilian foreign debt notes	–	–	–	37,376	37,376	34,203	3,173	36,219	3,355	52,197	4,035
National treasury notes	2	6,720	–	4,723,328	4,730,050	4,831,368	(101,318)	5,163,250	(82,034)	1,153,523	4,689
Foreign corporate securities	587,117	37,398	10,730	118,736	753,981	754,547	(566)	777,468	2,907	341,772	15,479
Foreign government securities	136,349	19,431	2,808,136	–	2,963,916	2,976,922	(13,006)	1,901,355	(253)	91,588	(14)
Shares (7)	88,011	–	–	–	88,011	87,965	46	19,132	–	39,559	–
Other	332,881	1	1,209,854	629,454	2,172,190	2,172,190	–	1,287,866	–	432,521	–
– Insurance and certificated savings plans companies	980,816	701,648	233,618	2,102,993	4,019,075	4,019,075	–	4,838,658	–	8,142,969	–
Financial treasury bills	–	6,644	43,209	1,163,308	1,213,161	1,213,161	–	1,373,192	–	1,155,838	–
National treasury bills	7,796	200,234	101,241	208,322	517,593	517,593	–	890,383	–	1,480,600	–
Bank deposit certificates	–	447,456	23,285	244,520	715,261	715,261	–	952,830	–	1,245,741	–
National treasury notes	–	43,251	–	315,869	359,120	359,120	–	222,136	–	3,630,919	–
Shares	155,447	–	–	–	155,447	155,447	–	168,643	–	87,760	–
Debentures	–	1,971	65,883	118,403	186,257	186,257	–	348,774	–	204,245	–
Other	817,573	2,092	–	52,571	872,236	872,236	–	882,700	–	337,866	–

Securities (3)	R$ thousand

	2008							2007

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (8)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market

– Private pension plans	2,846,988	3,073,879	4,794,395	18,831,098	29,546,360	29,546,360	–	28,972,358	–	23,820,563	–
Financial treasury bills	–	4	3,828	320,992	324,824	324,824	–	208,504	–	74,485	–
National treasury notes	–	–	–	4,225	4,225	4,225	–	4,190	–	13,975	–
Bank deposit certificates	–	101	60	4,911	5,072	5,072	–	492	–	398,361	–
National treasury bills	24,177	–	6,398	–	30,575	30,575	–	6,238	–	31,321	–
Shares	79,425	–	–	–	79,425	79,425	–	88,976	–	66,895	–
Privatization currencies	–	–	–	–	–	–	–	–	–	121,780	–
Debentures	–	–	–	917	917	917	–	480	–	2,009	–
PGBL / VGBL restricted bonds	2,593,588	3,073,774	4,784,109	18,500,053	28,951,524	28,951,524	–	28,434,966	–	22,979,984	–
Other	149,798	–	–	–	149,798	149,798	–	228,512	–	131,753	–
– Other activities	35,244	18,999	37,192	187,342	278,777	278,777	–	258,288	–	498,505	–
Financial treasury bills	29,149	3,859	–	113,176	146,184	146,184	–	126,351	–	290,701	–
Bank deposit certificates	153	5,732	3,421	17,468	26,774	26,774	–	25,703	–	12,537	–
National treasury bills	1,955	–	10,553	2,314	14,822	14,822	–	24,274	–	128,760	–
Debentures	3,932	9,408	23,218	53,811	90,369	90,369	–	50,468	–	52,051	–
National treasury notes	–	–	–	573	573	573	–	27,351	–	381	–
Other	55	–	–	–	55	55	–	4,141	–	14,075	–
Subtotal	9,320,564	4,948,170	11,118,468	34,194,261	59,581,463	59,488,213	93,250	68,126,480	122,418	57,143,923	37,794
Purchase and sale commitments (2)	5,107,388	930,468	1,607,557	3,350,022	10,995,435	10,995,435	–	10,197,583	–	10,571,439	–
– Financial	38,410	77,949	165,943	2,463,929	2,746,231	2,746,231	–	2,370,691	–	3,084,783	–
– Insurance and certificated savings plans companies	2,109,289	12,156	103,402	196,033	2,420,880	2,420,880	–	1,947,216	–	1,591,191	–
– Private pension plans	2,959,689	840,363	1,338,212	690,060	5,828,324	5,828,324	–	5,879,676	–	5,895,465	–
Overall total	14,427,952	5,878,638	12,726,025	37,544,283	70,576,898	70,483,648	93,250	78,324,063	122,418	67,715,362	37,794
Derivative financial instruments (liabilities)	(1,017,463)	(153,589)	(186,276)	(266,640)	(1,623,968)	(1,637,299)	13,331	(951,733)	(54,310)	(855,531)	(9,856)

II) Securities available for sale

Securities (3)	R$ thousand

	2008							2007

	March 31							December 31		March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (8)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market

– Financial	1,156,383	57,301	131,686	6,183,619	7,528,989	6,695,808	833,181	9,343,427	587,425	9,434,489	960,356
National treasury bills	–	–	–	15,019	15,019	15,155	(136)	–	–	–	–
Brazilian foreign debt notes	10,198	16,233	28,567	2,059,957	2,114,955	1,751,116	363,839	2,218,707	380,492	2,981,682	457,679
Foreign corporate securities	11,017	10,729	26,405	853,373	901,524	872,922	28,602	1,063,587	28,283	1,116,994	52,440
National treasury notes	–	–	–	2,036,803	2,036,803	2,082,765	(45,962)	3,804,559	(70,293)	3,660,161	101,773
Financial treasury bills	–	5,226	–	85,536	90,762	90,083	679	91,792	127	88,393	(52)
Certificates of bank deposit	90,550	4,267	25,738	90,914	211,469	211,469	–	158,011	–	132,272	–
Debentures	13,168	–	20,470	743,261	776,899	781,648	(4,749)	798,457	(2,267)	123,038	(34,059)
Shares (7)	1,014,199	–	–	–	1,014,199	551,972	462,227	861,112	219,664	966,440	389,001
Privatization currencies	–	–	–	79,667	79,667	61,655	18,012	79,535	18,467	80,100	5,847
Foreign government securities	–	–	–	–	–	–	–	–	–	8,927	572
Other	17,251	20,846	30,506	219,089	287,692	277,023	10,669	267,667	12,952	276,482	(12,845)
– Insurance and certificated savings plans companies	1,151,848	14,357	26,286	155,718	1,348,209	1,172,421	175,788	1,138,563	206,142	2,142,043	559,898
Financial treasury bills	248	14,148	26,286	33,741	74,423	74,363	60	73,765	31	76,911	(273)
Shares	1,100,247	–	–	–	1,100,247	952,819	147,428	901,387	159,561	740,492	224,134
Debentures	30	–	–	121,746	121,776	114,984	6,792	116,656	8,601	110,628	6,259
Certificates of bank deposit	4,654	209	–	–	4,863	4,863	–	456	–	14,004	–
National treasury notes	–	–	–	231	231	231	–	230	–	1,155,159	329,778
Other	46,669	–	–	–	46,669	25,161	21,508	46,069	37,949	44,849	–
– Private pension plans	1,585,612	40,487	38,771	9,893,366	11,558,236	10,455,700	1,102,536	12,494,362	1,433,580	15,014,722	1,432,243
Shares	1,585,612	–	–	–	1,585,612	1,236,616	348,996	1,489,250	454,000	1,469,905	284,970
Debentures	–	–	–	–	–	–	–	–	–	479,746	21,978
Financial treasury bills	–	40,487	38,771	76,392	155,650	155,318	332	137,704	262	125,402	140
National treasury notes	–	–	–	9,816,974	9,816,974	9,063,766	753,208	10,867,408	979,318	12,939,669	1,125,155
– Other activities	700	204	7,329	–	8,233	8,058	175	10,959	89	31,181	127
Certificates of bank deposit	507	–	–	–	507	507	–	2,263	–	17,932	–
Debentures	–	–	–	–	–	–	–	840	–	3,921	–
Shares	193	–	–	–	193	18	175	106	88	128	110
National treasury bills	–	–	–	–	–	–	–	–	–	1,749	17
Financial treasury bills	–	204	–	–	204	204	–	384	1	–	–
Other	–	–	7,329	–	7,329	7,329	–	7,366	–	7,451	–
Overall total	3,894,543	112,349	204,072	16,232,703	20,443,667	18,331,987	2,111,680	22,987,311	2,227,236	26,622,435	2,952,624

III) Securities held to maturity

Securities	R$ thousand

	2008					2007

	March 31					December 31	March 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Restated cost value (5)	Restated cost value (5)	Restated cost value (5)

Financial	1,156	1,231	–	857,278	859,665	880,484	986,607
Brazilian foreign debt notes	–	–	–	845,707	845,707	865,755	986,607
Financial treasury bills	1,156	1,231	–	11,571	13,958	14,729	–
Insurance companies and certificated savings
plans companies	116,670	282,346	–	5,865,462	6,264,478	5,385,916	–
National treasury notes	116,670	282,346	–	5,865,462	6,264,478	5,385,916	–
Private pension plans	261,302	120	12,848	6,747,758	7,022,028	6,873,935	2,209,226
Debentures	–	8	12,848	463,904	476,760	454,765	–
National treasury notes	261,302	–	–	6,283,854	6,545,156	6,419,061	2,209,226
Financial treasury bills	–	112	–	–	112	109	–
Overall total (4)	379,128	283,697	12,848	13,470,498	14,146,171	13,140,335	3,195,833

d) Breakdown of the portfolios by publication items

	R$ thousand

	2008					2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (8)	Total on December 31 (3) (5) (6) (8)	Total on March 31 (3) (5) (6) (8)

Own portfolio	16,490,923	5,330,053	12,066,031	56,749,508	90,636,515	84,079,171	77,568,094
Fixed income securities	12,467,789	5,330,053	12,066,031	56,749,508	86,613,381	80,550,565	74,196,915
• Financial treasury bills	1,307,381	121,481	821,225	1,403,802	3,653,889	3,793,362	3,133,037
• Purchase and sale commitments (2)	5,107,388	930,468	1,607,557	3,350,022	10,995,435	10,197,583	10,571,439
• National treasury notes	377,974	332,317	–	23,275,996	23,986,287	24,584,443	21,899,849
• Brazilian foreign debt notes	10,198	–	–	2,255,396	2,265,594	761,708	320,927
• Bank deposit certificates	132,912	540,251	133,597	1,596,012	2,402,772	2,484,282	3,113,238
• National treasury bills	822,508	229,878	504,164	81,078	1,637,628	1,863,200	5,426,567
• Foreign corporate securities	598,134	48,127	37,135	972,109	1,655,505	1,270,340	1,125,064
• Debentures	17,130	11,387	122,419	4,434,693	4,585,629	2,535,005	4,159,518
• Foreign government securities	136,349	19,431	2,808,136	–	2,963,916	1,901,355	100,515
• Privatization currencies	–	–	–	–	–	–	121,780
• PGBL/VGBL restricted bonds	2,593,588	3,073,774	4,784,109	18,500,053	28,951,524	28,434,966	22,979,984
• Other	1,364,227	22,939	1,247,689	880,347	3,515,202	2,724,321	1,244,997

Equity securities	4,023,134	–	–	–	4,023,134	3,528,606	3,371,179
• Shares of listed companies (technical provision)	905,306	–	–	–	905,306	221,230	1,267,785
• Shares of listed companies (other) (7)	3,117,828	–	–	–	3,117,828	3,307,376	2,103,394

Subject to commitments	1,337,093	684,726	592,123	9,536,799	12,150,741	24,154,834	18,938,070
Repurchase agreement	–	140,967	53,335	2,097,501	2,291,803	11,731,427	9,943,289
• National treasury bills	–	13,087	17,546	297,347	327,980	1,948,834	4,877,367
• Brazilian foreign debt notes	–	16,233	28,567	687,644	732,444	2,358,973	3,699,559
• Financial treasury bills	–	111,647	7,222	121,855	240,724	889,521	12,085
• National treasury notes	–	–	–	225,260	225,260	2,746,664	1,016,655
• Foreign corporate securities	–	–	–	–	–	570,715	333,702
• Debentures	–	–	–	765,395	765,395	3,216,720	3,921

	R$ thousand

	2008					2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (8)	Total on December 31 (3) (5) (6) (8)	Total on March 31 (3) (5) (6) (8)

Brazilian Central Bank	1,316,282	7,232	62,827	4,078,402	5,464,743	8,273,662	6,868,986
• National treasury bills	1,316,282	2,108	58,524	1,407	1,378,321	7,755,646	5,022,477
• National treasury notes	–	–	–	3,631,061	3,631,061	511,264	1,846,509
• Financial treasury bills	–	5,124	4,303	445,934	455,361	6,752	–

Privatization currencies	–	–	–	100,434	100,434	79,535	80,100
Collateral provided	20,811	536,527	475,961	3,260,462	4,293,761	4,070,210	2,045,695
• National treasury bills	20,811	354,474	447,121	1,018,650	1,841,056	1,665,429	1,839,485
• Financial treasury bills	–	182,053	28,840	326,810	537,703	555,516	206,210
• National treasury notes	–	–	–	1,915,002	1,915,002	1,849,265	–

Derivative financial instruments (1)	873,607	258,782	284,791	611,365	2,028,545	1,207,040	1,025,259

Securities purpose of unrestricted purchase and sale
commitments	–	1,123	–	349,812	350,935	5,010,664	2,207
• National treasury bills	–	–	–	331,769	331,769	2,789,531	2,207
• National treasury notes	–	–	–	–	–	2,202,465	–
• Financial treasury bills	–	1,123	–	18,043	19,166	18,668	–

Overall total	18,701,623	6,274,684	12,942,945	67,247,484	105,166,736	114,451,709	97,533,630
%	17.8	6.0	12.3	63.9	100.0	100.0	100.0

(1) For comparison purposes with the criterion adopted by Bacen Circular 3,068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;
(2) These refer to investment funds and managed portfolios applied in purchase and sale commitments with Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;
(3) The investment fund quotas were distributed according to instruments composing their portfolios and preserving the classification of funds category;
(4) In compliance with the provisions of Article 8 of Bacen Circular 3,068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the held to maturity securities’ category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of March 31, 2008. On June 30, 2007, R$8,321,604 thousand was transferred from “Securities Available for Sale” to “Securities Held to Maturity”, due to the management’s intention as to its realization;
(5) The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6) This column reflects book value subsequent to mark-to-market according to item (7), except for held to maturity securities, whose market value is higher than the restated cost value in the amount of R$1,428,075 thousand (December 31, 2007 – R$1,246,211 thousand and March 31, 2007 – R$1,103,877 thousand);
(7) In March 2008, it includes the remaining participation of 3,706,287 shares, originated from the process referring to Visa Inc.’s Initial Public Offering (IPO); and
(8) The market value of securities is determined based on the market price available on the balance sheet date. In case no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of respective quotas.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in equity or memorandum accounts, for its own needs and for customers. The derivative financial instruments, when used by the Bank, aim at hedging its asset and liability positions against the effect of exchange and interest rate variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) Amounts of the derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand

	2008		2007

	March 31		December 31		March 31

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	11,947,191		8,667,896		10,173,159
– Interbank market	10,554,544	–	4,783,947	–	5,621,873	–
– Foreign currency	1,392,647	–	3,835,059	–	4,551,286	–
– Other	–	–	58,890	58,890	–	–
Sale commitments:	75,978,344		46,033,511		28,694,631
– Interbank market	60,897,339	50,342,795	32,011,467	27,227,520	17,601,241	11,979,368
– Foreign currency	15,014,319	13,621,672	14,022,044	10,186,985	11,090,429	6,539,143
– Other	66,686	66,686	–	–	2,961	2,961

Option contracts
Purchase commitments:	11,075,380		4,404,225		562,589
– Interbank market	9,858,900	21,900	3,312,450	396,450	–	–
– Foreign currency	466,166	–	769,943	–	562,589	–
– Other	750,314	–	321,832	–	–
Sale commitments:	12,230,778		5,724,495		2,129,705
– Interbank market	9,837,000	–	2,916,000	–	–	–
– Foreign currency	1,104,185	638,019	1,946,633	1,176,690	2,129,705	1,567,116
– Other	1,289,593	539,279	861,862	540,030	–	–

Forward contracts
Purchase commitments:	3,365,860		1,481,063		1,968,365
– Foreign currency	3,230,616	1,966,178	1,464,861	–	1,873,252	1,385,707
– Other	135,244	–	16,202	–	95,113	–
Sale commitments:	1,714,915		1,953,973		990,813
– Foreign currency	1,264,438	–	1,873,118	408,257	487,545	–
– Other	450,477	315,233	80,855	64,653	503,268	408,155

Swap contracts
Asset position:	35,632,449		32,724,888		16,125,618
– Interbank market	10,082,092	3,177,533	10,467,976	4,667,843	6,786,712	4,193,128
– Prefixed	685,780	–	1,012,381	357,300	1,113,290	496,308
– Foreign currency (1)	22,358,746	–	19,077,821	–	6,721,407	–
– Reference interest rate (TR)	924,893	857,299	842,757	780,538	822,356	687,977
– Selic	281,009	277,543	406,265	344,185	550,033	447,901
– IGP-M	575,720	–	550,343	–	19,338	–
– Other	724,209	–	367,345	–	112,482	–

Liability position:	35,136,302		32,421,019		15,849,842
– Interbank market	6,904,559	–	5,800,133	–	2,593,584	–
– Prefixed	2,008,795	1,323,015	655,081	–	616,982	–
– Foreign currency (1)	23,330,139	971,393	24,330,725	5,252,904	12,151,538	5,430,131
– Reference interest rate (TR)	67,594	–	62,219	–	134,379	–
– Selic	3,466	–	62,080	–	102,132	–
– IGP-M	1,814,878	1,239,158	1,002,032	451,689	128,647	109,309
– Other	1,006,871	282,662	508,749	141,404	122,580	10,098

(1) It includes loan derivative operations (Note 8g).

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand

	2008			2007

	March 31			December 31			March 31

	Restated cost	Adjustment to market value	Market value	Restated cost	Adjustment to market value	Market value	Restated cost	Adjustment to market value	Market value

Adjustment receivables –
swap	1,119,134	70,082	1,189,216	765,342	97,803	863,145	403,177	1,734	404,911
Receivable forward
purchases	201,165	(69)	201,096	48,022	(2)	48,020	95,177	–	95,177
Receivable future sales	450,497	(231)	450,266	82,988	(41)	82,947	520,471	(25)	520,446
Premiums on
exercisable options	178,746	9,221	187,967	194,065	18,863	212,928	5,049	(324)	4,725
Total assets	1,949,542	79,003	2,028,545	1,090,417	116,623	1,207,040	1,023,874	1,385	1,025,259
Adjustment payables –
swap	(714,229)	21,160	(693,069)	(524,784)	(34,492)	(559,276)	(106,704)	(22,431)	(129,135)
Payable forward
purchases	(234,631)	69	(234,562)	(16,202)	2	(16,200)	(224,746)	–	(224,746)
Payable future sales	(508,437)	231	(508,206)	(234,955)	41	(234,914)	(488,008)	25	(487,983)
Premiums on written
options	(180,002)	(8,129)	(188,131)	(121,482)	(19,861)	(141,343)	(26,217)	12,550	(13,667)
Total liabilities	(1,637,299)	13,331	(1,623,968)	(897,423)	(54,310)	(951,733)	(845,675)	(9,856)	(855,531)

III) Future, option, forward and swap contracts

	R$ thousand

	2008					2007

	From 1 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on March 31	Total on December 31	Total on March 31

Future contracts	33,320,551	32,920,201	12,654,716	9,030,067	87,925,535	54,711,407	38,867,790
Option contracts	1,372,174	7,130,083	617,653	14,186,248	23,306,158	10,128,720	2,692,294
Forward contracts	1,366,867	664,563	2,054,437	994,908	5,080,775	3,435,036	2,959,178
Swap contracts	2,709,785	2,641,388	11,175,625	17,916,435	34,443,233	31,861,743	15,720,707
Total on March 31,
2008	38,769,377	43,356,235	26,502,431	42,127,658	150,755,701
Total on December 31,
2007	37,717,731	7,852,565	12,294,623	42,271,987		100,136,906
Total on March 31,
2007	21,151,302	9,798,565	16,360,897	12,929,205			60,239,969

IV) Types of margin granted as collateral for derivative financial instruments, mainly comprising future contracts

	R$ thousand

	2008	2007

	March	December	March
	31	31	31

Government bonds
National treasury notes	1,446,949	1,325,095	–
National treasury bills	620,545	484,351	1,400,826
Total	2,067,494	1,809,446	1,400,826

V) Net revenue and expenses amounts

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Swap contracts	1,790	104,864	256,268
Forward contracts	(1,880)	(2,361)	(19,605)
Option contracts	85,897	21,669	46,593
Future contracts	488,471	425,033	126,837
Total	574,278	549,205	410,093

VI) Overall amounts of the derivative financial instruments, broken down by trading place

	R$ thousand

	2008	2007

	March	December	March
	31	31	31

Cetip (over-the-counter)	33,786,785	30,834,976	13,078,702
BM&F (floor)	116,968,916	69,301,930	47,161,267
Total	150,755,701	100,136,906	60,239,969

f) Income from securities, interest income on insurance, private pension plans and certificated savings plans and derivative financial instruments

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Fixed income securities	693,638	819,773	891,836
Interbank investments (Note 7b)	1,139,657	918,016	898,330
Equity securities	(12,958)	69,362	5,051
Subtotal	1,820,337	1,807,151	1,795,217
Interest income on insurance, private pension plans and certificated savings plans	1,676,345	2,068,229	1,685,144
Income from derivative financial instruments	574,278	549,206	410,093
Total	4,070,960	4,424,586	3,890,454

g) Credit derivatives

	R$ thousand

	Credit risk value			Effect in the calculation of the Required Shareholders’ Equity

	2008	2007		2008	2007

	March	December	March	March	December	March
	31	31	31	31	31	31

Transferred
Swaps from credits whose underlying assets are:
• Securities – Brazilian public debt bond	(881,546)	(963,587)	–	–	–	–
• Securities – Foreign public debt bond	(1,749,100)	(1,771,300)	–	(192,401)	(97,421)	–

Received
Swaps from credits whose underlying assets are:
• Securities – Brazilian public debt bond	11,612,275	9,928,137	1,453,840	–	–	–
• Derivatives with companies	367,500	184,500	–	40,425	20,295	–
Total	9,349,129	7,377,750	1,453,840	(151,976)	(77,126)	–
Deposited Margin	1,069,571	744,118	55,141

Bradesco carries out operations involving credit derivatives with the purpose to optimize its risk exposure and assets management. Contracts related to the credit derivatives operations described above have several maturities until 2017. The mark-to-market of protection rates which remunerates the risk receiving counterparty amounts to (R$97,476) thousand (December 31, 2007 –(R$29,802) thousand and March 31, 2007 – R$25,037 thousand). During the year there was no occurrence of a credit event related to generating facts provided for in the contracts.

9) Interbank Accounts – Restricted Deposits

a) Restricted deposits

	R$ thousand

	Remuneration	2008	2007

		March	December	March
		31	31	31

Compulsory deposits – demand deposits	Not remunerated	8,511,507	8,930,823	6,237,336
Compulsory deposits – savings account deposits	Savings index	6,626,184	6,498,190	5,502,478
Additional compulsory deposits	Selic rate	8,078,743	8,109,574	6,804,532
Restricted deposits – SFH	Reference interest rate – TR + interest	456,865	452,899	407,642
Funds from rural credit	Not remunerated	578	578	578
Total		23,673,877	23,992,064	18,952,566

b) Compulsory deposits

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Restricted deposits – Bacen (compulsory deposits)	322,476	299,911	307,859
Restricted deposits – SFH	6,363	8,252	8,302
Total	328,839	308,163	316,161

10) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan granting, is presented as follows:

a) By type and maturity

	R$ thousand

	Performing loans

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2008		2007

							Total on March 31 (A)	% (5)	Total on December 31 (A)	% (5)	Total on March 31 (A)	% (5)

Discounted trade receivables and other loans	11,584,737	7,015,109	5,269,915	7,909,479	8,458,130	17,508,815	57,746,185	37.7	55,708,868	38.3	42,125,833	38.8
Financings	2,599,995	2,505,723	2,047,965	5,008,088	8,545,691	21,962,080	42,669,542	27.9	41,638,758	28.6	32,936,555	30.4
Rural and agribusiness financings	634,461	385,295	453,388	1,536,300	1,895,491	4,264,354	9,169,289	6.0	8,937,418	6.1	7,316,459	6.7
Subtotal	14,819,193	9,906,127	7,771,268	14,453,867	18,899,312	43,735,249	109,585,016	71.6	106,285,044	73.0	82,378,847	75.9
Leasing operations	447,823	322,956	320,434	927,201	1,747,999	6,832,411	10,598,824	6.9	7,828,584	5.4	3,869,865	3.6
Advances on foreign exchange contracts (1)	1,385,980	867,849	789,851	2,126,549	2,134,672	–	7,304,901	4.8	6,767,458	4.6	5,833,531	5.4
Subtotal	16,652,996	11,096,932	8,881,553	17,507,617	22,781,983	50,567,660	127,488,741	83.3	120,881,086	83.0	92,082,243	84.9
Other receivables (2)	165,068	59,927	19,816	59,130	119,630	50,338	473,909	0.3	457,983	0.3	454,135	0.4
Total loan operations (3)	16,818,064	11,156,859	8,901,369	17,566,747	22,901,613	50,617,998	127,962,650	83.6	121,339,069	83.3	92,536,378	85.3
Sureties and guarantees (4)	611,343	673,460	473,887	2,262,401	3,188,528	17,870,527	25,080,146	16.4	24,296,177	16.7	15,968,503	14.7
Overall total on March 31, 2008	17,429,407	11,830,319	9,375,256	19,829,148	26,090,141	68,488,525	153,042,796	100.0
Overall total on December 31, 2007	18,104,299	11,219,185	9,343,435	18,021,773	24,644,823	64,301,731			145,635,246	100.0
Overall total on March 31, 2007	14,350,123	11,979,171	7,877,097	13,731,965	18,055,810	42,510,715					108,504,881	100.0

	R$ thousand

	Non-performing loans

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	2008		2007

						Total on March 31 (B)	% (5)	Total on December 31 (B)	% (5)	Total on March 31 (B)	% (5)

Discounted trade receivables and other loans	544,710	442,093	456,515	773,300	1,039,025	3,255,643	74.9	3,085,647	76.6	2,529,778	73.5
Financings	233,590	187,130	84,315	172,918	153,177	831,130	19.1	794,426	19.7	727,007	21.1
Rural and agribusiness financings	3,123	69,995	6,937	17,883	5,755	103,693	2.4	30,447	0.8	78,561	2.3
Subtotal	781,423	699,218	547,767	964,101	1,197,957	4,190,466	96.4	3,910,520	97.1	3,335,346	96.9
Leasing operations	20,946	15,218	6,995	13,044	9,821	66,024	1.5	48,457	1.2	43,908	1.3
Advances on foreign exchange contracts (1)	35,563	2,247	874	2,626	7,923	49,233	1.1	14,857	0.4	17,370	0.5
Subtotal	837,932	716,683	555,636	979,771	1,215,701	4,305,723	99.0	3,973,834	98.7	3,396,624	98.7
Other receivables (2)	10,884	3,510	3,028	3,923	24,222	45,567	1.0	53,639	1.3	44,644	1.3
Overall total on March 31, 2008	848,816	720,193	558,664	983,694	1,239,923	4,351,290	100.0
Overall total on December 31, 2007	729,579	562,931	512,982	997,991	1,223,990			4,027,473	100.0
Overall total on March 31, 2007	715,205	532,325	485,106	789,502	919,130					3,441,268	100.0

	R$ thousand

	Non-performing loans

	Installments falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2008		2007

							Total on March 31 (C)	% (5)	Total on December 31 (C)	% (5)	Total on March 31 (C)	% (5)

Discounted trade receivables and other loans	279,370	230,969	174,089	398,391	509,476	617,498	2,209,793	33.0	1,996,847	33.5	1,953,200	35.5
Financings	228,650	213,777	193,174	536,900	851,112	1,677,662	3,701,275	55.2	3,343,912	56.3	3,014,325	54.9
Rural and agribusiness financings	2,266	1,605	478	12,189	9,231	237,611	263,380	3.9	229,252	3.9	315,953	5.8
Subtotal	510,286	446,351	367,741	947,480	1,369,819	2,532,771	6,174,448	92.1	5,570,011	93.7	5,283,478	96.2
Leasing operations	17,406	13,338	12,862	39,257	78,873	329,059	490,795	7.3	330,722	5.6	199,837	3.6
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	527,692	459,689	380,603	986,737	1,448,692	2,861,830	6,665,243	99.4	5,900,733	99.3	5,483,315	99.8
Other receivables (2)	5,895	646	641	1,366	3,353	27,693	39,594	0.6	39,827	0.7	12,399	0.2
Total loan operations (3)	533,587	460,335	381,244	988,103	1,452,045	2,889,523	6,704,837	100.0	5,940,560	100.0	5,495,714	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Overall total on March 31, 2008	533,587	460,335	381,244	988,103	1,452,045	2,889,523	6,704,837	100.0				–
Overall total on December 31, 2007	527,488	409,265	363,028	869,399	1,273,062	2,498,318			5,940,560	100.0
Overall total on March 31, 2007	452,325	430,402	363,770	884,125	1,245,284	2,119,808					5,495,714	100.0

	R$ thousand

	Overall Total

	2008		2007

	Total on March 31 (A+B+C)	% (5)	Total on December 31 (A+B+C)	% (5)	Total on March 31 (A+B+C)	% (5)

Discounted trade receivables and other loans	63,211,621	38.5	60,791,362	39.0	46,608,811	39.7
Financings	47,201,947	28.8	45,777,096	29.4	36,677,887	31.2
Rural and agribusiness financings	9,536,362	5.8	9,197,117	5.9	7,710,973	6.6
Subtotal	119,949,930	73.1	115,765,575	74.3	90,997,671	77.5
Leasing operations	11,155,643	6.8	8,207,763	5.3	4,113,610	3.5
Advances on foreign exchange contracts (1)	7,354,134	4.5	6,782,315	4.4	5,850,901	5.0
Subtotal	138,459,707	84.4	130,755,653	84.0	100,962,182	86.0
Other receivables (2)	559,070	0.3	551,449	0.4	511,178	0.4
Total loan operations (3)	139,018,777	84.7	131,307,102	84.4	101,473,360	86.4
Sureties and guarantees (4)	25,080,146	15.3	24,296,177	15.6	15,968,503	13.6
Overall total on March 31, 2008	164,098,923	100.0
Overall total on December 31, 2007			155,603,279	100.0
Overall total on March 31, 2007					117,441,863	100.0
(1) Advances on foreign exchange contracts are recorded as a reduction of the item “Other Liabilities”;
(2) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on purchase of assets, securities and credit instruments receivable, income receivable on foreign exchange contracts and receivables arising from export contracts;
(3) Total loan operations include financing of credit card operations and operations for prepaid credit card receivables in the amount of R$7,393,792 thousand (December 31, 2007 – R$6,744,924 thousand and March 31, 2007 – R$4,213,531 thousand) . Other receivables relating to credit cards in the amount of R$5,308,535 thousand (December 31, 2007 – R$5,804,398 thousand and March 31, 2007 – R$4,913,290 thousand) are classified in the item “Other Receivables – Sundry” and presented in Note 11b;
(4) Amounts recorded in memorandum account, which include R$2,237,119 thousand referring to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch; and
(5) Ratio between type and total loan portfolio including sureties and guarantees.

b) By type and risk level

Loan Operations	R$ thousand

	Risk Levels

	AA	A	B	C	D	E	F	G	H	2008		2007

										Total on March 31%		Total on December 31%		Total on March 31%

Discounted trade receivables and other loans	13,462,678	28,637,183	6,424,343	8,942,152	1,177,326	631,100	534,637	434,317	2,967,885	63,211,621	45.5	60,791,362	46.3	46,608,811	45.9
Financings	4,729,567	24,521,411	6,036,803	9,778,196	550,517	266,845	232,369	170,179	916,060	47,201,947	33.9	45,777,096	34.9	36,677,887	36.1
Rural and agribusiness financings	884,719	3,345,728	1,207,843	3,232,530	358,333	127,505	142,553	115,066	122,085	9,536,362	6.9	9,197,117	7.0	7,710,973	7.6
Subtotal	19,076,964	56,504,322	13,668,989	21,952,878	2,086,176	1,025,450	909,559	719,562	4,006,030	119,949,930	86.3	115,765,575	88.2	90,997,671	89.6
Leasing operations	178,157	5,510,769	2,261,242	2,912,218	90,890	40,078	41,051	20,161	101,077	11,155,643	8.0	8,207,763	6.2	4,113,610	4.1
Advances on foreign exchange contracts	4,591,849	1,193,774	1,169,229	365,021	15,916	984	1,441	–	15,920	7,354,134	5.3	6,782,315	5.2	5,850,901	5.8
Subtotal	23,846,970	63,208,865	17,099,460	25,230,117	2,192,982	1,066,512	952,051	739,723	4,123,027	138,459,707	99.6	130,755,653	99.6	100,962,182	99.5
Other receivables	208,649	38,927	216,669	40,254	1,445	1,347	12,223	383	39,173	559,070	0.4	551,449	0.4	511,178	0.5
Overall total on March 31, 2008	24,055,619	63,247,792	17,316,129	25,270,371	2,194,427	1,067,859	964,274	740,106	4,162,200	139,018,777	100.0
%	17.3	45.5	12.4	18.2	1.6	0.8	0.7	0.5	3.0	100.0
Overall total on December 31, 2007	22,932,245	60,983,061	15,193,162	23,445,880	2,060,396	1,019,298	839,084	759,395	4,074,581			131,307,102	100.0
%	17.4	46.4	11.6	17.9	1.6	0.8	0.6	0.6	3.1			100.0
Overall total on March 31, 2007	19,882,974	46,072,925	10,500,068	17,150,433	1,998,191	896,343	801,384	726,564	3,444,478					101,473,360	100.0
%	19.6	45.4	10.3	16.9	2.0	0.9	0.8	0.7	3.4					100.0

c) Maturity ranges and risk level

	R$ thousand

	Risk level

	Non-performing loan operations

	AA	A	B	C	D	E	F	G	H	2008		2007

										Total on March 31%		Total on December 31%		Total on March 31%

Installments falling due	–	–	1,849,003	1,712,302	705,393	511,876	415,194	287,936	1,223,133	6,704,837	100.0	5,940,560	100.0	5,495,714	100.0
Up to 30	–	–	146,138	149,968	60,819	29,420	29,282	19,186	98,774	533,587	8.0	527,488	8.9	452,325	8.2
From 31 to 60	–	–	127,452	135,509	44,116	25,567	21,917	17,590	88,184	460,335	6.9	409,265	6.9	430,402	7.8
From 61 to 90	–	–	113,622	102,607	36,462	21,718	18,185	14,414	74,236	381,244	5.7	363,028	6.1	363,770	6.6
From 91 to 180	–	–	262,895	260,841	101,543	63,641	52,066	40,393	206,724	988,103	14.7	869,399	14.6	884,125	16.1
From 181 to 360	–	–	389,490	383,018	148,089	91,899	77,004	59,394	303,151	1,452,045	21.6	1,273,062	21.4	1,245,284	22.7
More than 360	–	–	809,406	680,359	314,364	279,631	216,740	136,959	452,064	2,889,523	43.1	2,498,318	42.1	2,119,808	38.6

Past due installments	–	–	294,874	565,170	411,267	319,561	327,074	274,083	2,159,261	4,351,290	100.0	4,027,473	100.0	3,441,268	100.0
Up to 14	–	–	68,021	114,456	25,831	13,958	11,252	8,096	46,702	288,316	6.6	232,651	5.8	173,376	5.0
From 15 to 30	–	–	207,090	167,341	55,235	23,861	22,145	12,375	72,453	560,500	12.9	496,928	12.3	541,829	15.8
From 31 to 60	–	–	19,763	273,688	142,763	58,219	39,018	24,694	162,048	720,193	16.6	562,931	14.0	532,325	15.5
From 61 to 90	–	–		6,890	175,773	78,967	57,471	35,341	204,222	558,664	12.8	512,982	12.7	485,106	14.1
From 91 to 180	–	–		2,795	11,665	140,350	191,756	187,212	449,916	983,694	22.6	997,991	24.8	789,502	22.9
From 181 to 360	–	–		–	–	4,206	5,432	6,365	1,150,866	1,166,869	26.8	1,175,953	29.2	835,023	24.3
More than 360	–	–		–	–	–	–	–	73,054	73,054	1.7	48,037	1.2	84,107	2.4

Subtotal	–	–	2,143,877	2,277,472	1,116,660	831,437	742,268	562,019	3,382,394	11,056,127		9,968,033		8,936,982

Specific provision	–	–	21,439	68,324	111,666	249,432	371,134	393,413	3,382,394	4,597,802		4,412,783		3,772,145

	R$ thousand

	Risk level

	Performing loan operations

	AA	A	B	C	D	E	F	G	H	2008		2007

										Total on March 31%		Total on December 31%		Total on March 31%

Installments falling due	24,055,619	63,247,792	15,172,252	22,992,899	1,077,767	236,422	222,006	178,087	779,806	127,962,650	100.0	121,339,069	100.0	92,536,378	100.0
Up to 30	3,261,152	8,995,649	1,371,850	2,890,751	104,782	32,322	22,585	14,546	124,427	16,818,064	13.1	17,251,922	14.2	13,241,695	14.3
From 31 to 60	2,050,553	5,627,820	1,212,217	2,106,814	58,788	16,879	10,612	7,979	65,197	11,156,859	8.7	10,476,350	8.6	11,705,299	12.7
From 61 to 90	1,827,591	4,165,818	1,002,956	1,773,957	44,899	12,995	9,008	6,214	57,931	8,901,369	7.0	8,683,541	7.2	7,658,439	8.3
From 91 to 180	3,461,571	8,380,718	2,314,046	3,132,545	100,140	32,637	20,812	15,147	109,131	17,566,747	13.7	16,805,689	13.8	12,605,103	13.6
From 181 to 360	5,023,450	10,904,494	2,563,616	4,028,952	150,659	42,000	27,109	18,587	142,746	22,901,613	17.9	21,458,893	17.7	16,098,258	17.4
More than 360	8,431,302	25,173,293	6,707,567	9,059,880	618,499	99,589	131,880	115,614	280,374	50,617,998	39.6	46,662,674	38.5	31,227,584	33.7
Generic Provision	–	316,232	151,632	689,787	107,777	70,926	111,003	124,661	779,806	2,351,824		2,284,956		1,900,210
Overall total on March 31, 2008	24,055,619	63,247,792	17,316,129	25,270,371	2,194,427	1,067,859	964,274	740,106	4,162,200	139,018,777
Existing provision	–	316,919	175,218	997,206	587,435	512,427	647,542	704,629	4,162,200	8,103,576
Minimum required provision	–	316,232	173,071	758,111	219,443	320,358	482,137	518,074	4,162,200	6,949,626
Additional provision	–	687	2,147	239,095	367,992	192,069	165,405	186,555	–	1,153,950
Overall total on December 31, 2007	22,932,245	60,983,061	15,193,162	23,445,880	2,060,396	1,019,298	839,084	759,395	4,074,581			131,307,102
Existing provision	–	305,570	153,700	974,440	544,301	492,881	562,068	718,275	4,074,581			7,825,816
Minimum required provision	–	304,914	151,920	703,376	206,040	305,790	419,542	531,576	4,074,581			6,697,739
Additional provision	–	656	1,780	271,064	338,261	187,091	142,526	186,699	–			1,128,077
Overall total on March 31, 2007	19,882,974	46,072,925	10,500,068	17,150,433	1,998,191	896,343	801,384	726,564	3,444,478					101,473,360
Existing provision	–	231,003	136,742	764,556	531,597	441,841	536,207	688,461	3,444,478					6,774,885
Minimum required provision	–	230,365	104,989	514,514	199,820	268,902	400,692	508,595	3,444,478					5,672,355
Additional provision	–	638	31,753	250,042	331,777	172,939	135,515	179,866	–					1,102,530

d) Concentration of loan operations

	R$ thousand

	2008		2007

	March 31%		December 31%		March 31%

Largest borrower	1,443,668	1.0	916,619	0.7	1,266,671	1.2
10 largest borrowers	8,856,772	6.4	7,188,171	5.5	7,294,481	7.2
20 largest borrowers	13,579,616	9.8	11,803,479	9.0	11,102,407	10.9
50 largest borrowers	21,895,691	15.8	20,530,279	15.6	17,756,954	17.5
100 largest borrowers	28,435,647	20.5	27,069,657	20.6	23,069,073	22.7

e) By economic activity sector

	R$ thousand

	2008		2007

	March 31%		December 31%		March 31%

Public Sector	913,454	0.6	900,750	0.7	967,376	1.0
Federal Government	426,439	0.3	427,910	0.3	507,773	0.5
Petrochemical	294,473	0.2	293,712	0.2	361,714	0.4
Financial intermediary	131,966	0.1	134,198	0.1	146,059	0.1
State Government	484,471	0.3	470,261	0.4	457,008	0.5
Production and distribution of electric power	484,471	0.3	470,261	0.4	457,008	0.5
Municipal Government	2,544	–	2,579	–	2,595	–
Direct administration	2,544	–	2,579	–	2,595	–
Private sector	138,105,323	99.4	130,406,352	99.3	100,505,984	99.0
Manufacturing	33,478,724	24.1	31,400,607	23.9	25,207,306	24.8
Food and beverage	9,445,274	6.8	8,300,624	6.3	6,044,582	6.0
Steel, metallurgy and mechanics	4,766,014	3.4	4,659,096	3.5	3,926,986	3.9
Chemical	4,022,479	2.9	4,092,483	3.1	2,770,031	2.7
Light and heavy vehicles	1,955,751	1.4	1,673,277	1.3	1,659,457	1.6
Extraction of metallic and non-metallic ores	1,866,806	1.3	1,582,503	1.2	1,799,763	1.8
Pulp and paper	1,823,326	1.3	1,646,425	1.3	1,872,966	1.8
Textiles and clothing	1,781,364	1.3	1,701,269	1.3	1,042,444	1.0
Rubber and plastic articles	1,482,454	1.1	1,415,783	1.1	1,001,015	1.0
Electric and electronic products	1,064,755	0.8	980,211	0.7	680,833	0.7
Leather articles	940,116	0.7	1,148,865	0.9	446,233	0.4
Automotive parts and accessories	902,998	0.6	894,894	0.7	758,422	0.7
Furniture and wood products	854,398	0.6	835,968	0.6	644,853	0.6
Oil refining and production of alcohol	778,938	0.6	697,490	0.5	670,378	0.7
Non-metallic materials	579,567	0.4	529,872	0.4	539,106	0.5
Publishing, printing and reproduction	524,811	0.4	523,381	0.4	418,492	0.4
Other industries	689,673	0.5	718,466	0.6	931,745	1.0
Commerce	19,895,529	14.3	18,724,469	14.3	15,254,835	15.0
Products in specialty stores	4,677,144	3.4	4,399,588	3.4	3,571,664	3.5
Food products, beverage and tobacco	2,689,110	1.9	2,650,017	2.0	1,734,943	1.7
Grooming and household articles	1,637,343	1.2	1,699,253	1.3	1,325,447	1.3
Self-propelled vehicles	1,550,382	1.1	1,460,561	1.1	875,780	0.9
Non-specialized retailer	1,514,746	1.1	1,490,554	1.1	1,167,041	1.2
Clothing and footwear	1,340,491	1.0	1,277,252	1.0	2,094,997	2.1
Repair, parts and accessories for self-propelled vehicles	1,055,319	0.8	1,012,324	0.8	739,872	0.7
Residues and scrap	1,018,954	0.7	987,769	0.8	821,090	0.8
Wholesale of goods in general	878,791	0.6	891,156	0.7	733,830	0.7
Fuel	850,635	0.6	796,074	0.6	608,702	0.6
Agricultural products	820,675	0.6	728,951	0.6	508,287	0.5
Trade intermediary	699,872	0.5	657,092	0.5	482,832	0.5
Other commerce	1,162,067	0.8	673,878	0.4	590,350	0.5

	R$ thousand

	2008		2007

	March 31%		December 31%		March 31%

Financial intermediaries	862,057	0.6	1,049,740	0.8	421,703	0.4
Services	25,094,001	18.1	24,134,845	18.4	16,600,946	16.4
Transport and storage	6,652,667	4.8	6,089,898	4.6	4,564,785	4.5
Civil construction	4,371,397	3.1	3,876,247	3.0	2,412,196	2.4
Real estate activities, rentals and corporate services	4,023,600	2.9	3,769,857	2.9	2,696,453	2.7
Production and distribution of electric power, gas and water	2,064,414	1.5	2,058,260	1.6	1,699,751	1.7
Social services, education, health, defense and social security	1,522,292	1.1	1,368,338	1.0	1,038,669	1.0
Clubs, leisure, cultural and sports activities	904,770	0.7	926,902	0.7	669,384	0.7
Telecommunications	812,863	0.6	1,250,161	1.0	1,012,548	1.0
Hotel and catering	757,802	0.5	714,603	0.5	428,255	0.4
Holding companies, legal, accounting and business advisory services	687,015	0.5	1,017,126	0.8	641,000	0.6
Other services	3,297,181	2.4	3,063,453	2.3	1,437,905	1.4
Agribusiness, fishing, forestry development and management	1,805,868	1.3	1,622,899	1.2	1,393,516	1.4
Individuals	56,969,144	41.0	53,473,792	40.7	41,627,678	41.0
Total	139,018,777	100.0	131,307,102	100.0	101,473,360	100.0

f) Breakdown of loan operations and provision for loan losses

Risk level	R$ thousand

	Portfolio Balance

	Non-performing loans			Performingloans	Total	%	2008	2007

	Past due	Falling due	Total – non-performingloans				% March 31 YTD	% December 31 YTD	% March 31 YTD

AA	–	–	–	24,055,619	24,055,619	17.3	17.3	17.4	19.6
A	–	–	–	63,247,792	63,247,792	45.5	62.8	63.8	65.0
B	294,874	1,849,003	2,143,877	15,172,252	17,316,129	12.4	75.2	75.4	75.3
C	565,170	1,712,302	2,277,472	22,992,899	25,270,371	18.2	93.4	93.3	92.2
Subtotal	860,044	3,561,305	4,421,349	125,468,562	129,889,911	93.4
D	411,267	705,393	1,116,660	1,077,767	2,194,427	1.6	95.0	94.9	94.2
E	319,561	511,876	831,437	236,422	1,067,859	0.8	95.8	95.7	95.1
F	327,074	415,194	742,268	222,006	964,274	0.7	96.5	96.3	95.9
G	274,083	287,936	562,019	178,087	740,106	0.5	97.0	96.9	96.6
H	2,159,261	1,223,133	3,382,394	779,806	4,162,200	3.0	100.0	100.0	100.0
Subtotal	3,491,246	3,143,532	6,634,778	2,494,088	9,128,866	6.6
Overall total on March 31, 2008	4,351,290	6,704,837	11,056,127	127,962,650	139,018,777	100.0
%	3.1	4.8	7.9	92.1	100.0
Overall total on December 31, 2007	4,027,473	5,940,560	9,968,033	121,339,069	131,307,102
%	3.1	4.5	7.6	92.4	100.0
Overall total on March 31, 2007	3,441,268	5,495,714	8,936,982	92,536,378	101,473,360
%	3.4	5.4	8.8	91.2	100.0

Risk level	R$ thousand

	Provision

	Minimum required						Additional	Existing	2008	2007

	% Minimum required provision	Specific			Generic	Total			% On March 31 (1)	% On December 31 (1)	% On March 31 (1)

		Past due	Falling due	Total specific

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	316,232	316,232	687	316,919	0.5	0.5	0.5
B	1.0	2,949	18,490	21,439	151,632	173,071	2,147	175,218	1.0	1.0	1.3
C	3.0	16,955	51,369	68,324	689,787	758,111	239,095	997,206	3.9	4.2	4.5
Subtotal		19,904	69,859	89,763	1,157,651	1,247,414	241,929	1,489,343	1.1	1.2	1.2
D	10.0	41,127	70,539	111,666	107,777	219,443	367,992	587,435	26.8	26.4	26.6
E	30.0	95,869	153,563	249,432	70,926	320,358	192,069	512,427	48.0	48.4	49.3
F	50.0	163,537	207,597	371,134	111,003	482,137	165,405	647,542	67.2	67.0	66.9
G	70.0	191,858	201,555	393,413	124,661	518,074	186,555	704,629	95.2	94.6	94.8
H	100.0	2,159,261	1,223,133	3,382,394	779,806	4,162,200	–	4,162,200	100.0	100.0	100.0
Subtotal		2,651,652	1,856,387	4,508,039	1,194,173	5,702,212	912,021	6,614,233	72.5	73.0	71.7
Overall total on March 31, 2008		2,671,556	1,926,246	4,597,802	2,351,824	6,949,626	1,153,950	8,103,576	5.8
%		33.0	23.8	56.8	29.0	85.8	14.2	100.0
Overall total on December 31, 2007		2,642,774	1,770,009	4,412,783	2,284,956	6,697,739	1,128,077	7,825,816		6.0
%		33.8	22.6	56.4	29.2	85.6	14.4	100.00
Overall total on March 31, 2007		2,129,987	1,642,158	3,772,145	1,900,210	5,672,355	1,102,530	6,774,885			6.7
%		31.5	24.2	55.7	28.0	83.7	16.3	100.0
(1) Ratio between existing provision and portfolio by risk level.

g) Movement of allowance for loan losses

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Opening Balance	7,825,816	7,428,331	6,646,038
– Specific provision (1)	4,412,783	4,196,308	3,635,341
– Generic provision (2)	2,284,956	2,120,317	1,910,790
– Additional provision (3)	1,128,077	1,111,706	1,099,907
Amount recorded	1,666,837	1,555,779	1,159,661
Amount written–off	(1,389,077)	(1,158,294)	(1,030,814)
Closing balance	8,103,576	7,825,816	6,774,885
– Specific provision (1)	4,597,802	4,412,783	3,772,145
– Generic provision (2)	2,351,824	2,284,956	1,900,210
– Additional provision (3)	1,153,950	1,128,077	1,102,530
(1) For operations with installments overdue for more than 14 days;
(2) Recorded based on the customer/transaction classification and accordingly not included in the preceding item; and
(3) The additional provision is recorded based on Management's experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general loan risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682. The additional provision per customer was classified according to the corresponding risk levels (Note 10f).

h) Recovery and renegotiation

Expenses from allowance for loan losses, net of recoveries of written-off credits.

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Amount recorded	1,666,837	1,555,779	1,159,661
Amount recovered (1)	(231,541)	(288,300)	(177,623)
Expense net of recoveries	1,435,296	1,267,479	982,038
(1) Classified in income on loan operations (Note 10j).

i) Movement of renegotiated portfolio

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Opening balance	2,682,997	2,728,513	2,708,521
– Amount renegotiated	595,748	601,305	587,514
– Amount received	(369,104)	(406,152)	(361,717)
– Amount written-off	(238,238)	(240,669)	(203,539)
Closing balance	2,671,403	2,682,997	2,730,779
Allowance for loan losses	1,768,302	1,781,375	1,766,302
Percentage on portfolio	66.2%	66.4%	64.7%

j) Income on loan and leasing operations

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Discounted trade receivables and other loans	4,040,408	3,516,684	3,076,770
Financings	2,067,845	2,010,318	1,791,131
Rural and agribusiness loans	231,326	257,774	187,074
Subtotal	6,339,579	5,784,776	5,054,975
Recovery of credits written-off as loss	231,541	288,300	177,623
Subtotal	6,571,120	6,073,076	5,232,598
Leasing, net of expenses	371,341	282,614	190,126
Total	6,942,461	6,355,690	5,422,724

11) Other Receivables

a) Foreign exchange portfolio

Balance sheet accounts

	R$ thousand

	2008	2007

	March	December	March
	31	31	31

Assets – other receivables
Exchange purchases pending settlement	10,377,443	7,829,612	9,563,961
Foreign exchange acceptances and term documents in foreign currencies	3,061	6,831	6,211
Exchange sale receivables	4,044,483	2,020,690	4,471,643
(-) Advances in local currency received	(306,689)	(138,676)	(508,359)
Income receivable on advances granted	137,246	118,275	86,724
Total	14,255,544	9,836,732	13,620,180
Liabilities – other liabilities
Exchange sales pending settlement	4,052,759	2,016,944	4,466,371
Exchange purchase payables	10,612,710	8,222,890	9,783,068
(-) Advances on foreign exchange contracts	(7,354,134)	(6,782,315)	(5,850,901)
Other	7,555	9,670	17,509
Total	7,318,890	3,467,189	8,416,047
Net foreign exchange portfolio	6,936,654	6,369,543	5,204,133
Memorandum accounts
Imports loans	269,459	360,883	245,411
Confirmed exports loans	47,767	27,670	21,077

Exchange results

Breakdown of results of foreign exchange transactions adjusted to facilitate presentation

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Foreign exchange operations result Adjustments:	395,881	231,895	149,264
– Income on foreign currency financing (1)	56,402	22,486	3,948
– Income on export financing (1)	40,333	20,690	12,943
– Income on foreign investments (2)	23,833	(22,929)	1,718
– Expenses from liabilities with foreign bankers (3) (Note 17c)	(346,751)	(124,998)	(19,919)
– Other	(34,894)	(14,378)	(75,534)
Total adjustments	(261,077)	(119,129)	(76,844)
Adjusted foreign exchange operations result	134,804	112,766	72,420
(1) Classified in the item “Income on loan operations”;
(2) Demonstrated in the item “Income on securities transactions”; and
(3) Related to funds from financing advances on foreign exchange contracts and import financing, classified in the item “Expenses from borrowings and onlendings”.

b) Sundry

	R$ thousand

	2008	2007

	March	December	March
	31	31	31

Tax credits (Note 34c)	9,301,599	8,767,600	7,513,914
Credit card operations	5,308,535	5,804,398	4,913,290
Borrowers by escrow deposits	5,017,458	4,626,939	3,836,464
Prepaid taxes	951,237	1,105,867	785,668
Sundry borrowers	1,224,310	1,043,227	753,027
Receivable securities and credits	719,854	936,997	615,492
Payments to be reimbursed	503,373	466,635	493,801
Borrowers due to purchase of assets	164,463	173,651	216,146
Other	50,430	140,014	225,242
Total	23,241,259	23,065,328	19,353,044

12) Other Assets

a) Foreclosed assets/others

	R$ thousand

	Cost	Provision for losses	Residual value

			2008	2007

			March 31	December 31	March 31

Real estate	179,097	(41,656)	137,441	112,949	103,419
Goods subject to special conditions	90,231	(90,231)	–	–	–
Vehicles and similar	167,190	(50,730)	116,460	76,066	68,710
Inventories/storehouse	18,205	–	18,205	15,920	22,267
Machinery and equipment	10,223	(5,618)	4,605	4,686	4,806
Other	7,411	(6,337)	1,074	1,138	1,107
Total on March 31, 2008	472,357	(194,572)	277,785
Total on December 31, 2007	389,856	(179,097)		210,759
Total on March 31, 2007	389,872	(189,563)			200,309

b) Prepaid expenses

	R$ thousand

	2008	2007

	March	December	March
	31	31	31

Commission on the placement of financing (1)	1,477,577	1,477,887	822,636
Partnership agreement in the rendering of banking services (2)	1,395,329	1,252,510	537,545
Insurance selling expenses (3)	261,541	270,619	270,816
Advertising expenses (4)	101,169	109,587	52,509
Insurance expenses and other costs on funding abroad (5)	59,666	54,297	67,565
Other	38,275	24,336	51,847
Total	3,333,557	3,189,236	1,802,918
(1) Commissions paid to storekeepers and car dealers;
(2) Amounts paid for acquisition of right to provide banking services;
(3) Commissions paid to insurance brokers on trade of insurance, private pension plans and certificated savings plans products;
(4) Prepaid advertising expenses, whose disclosure in the media will occur in the future; and
(5) Prepaid insurance expenses and other costs when contracting funding from foreign bankers/investors.

13) Investments

a) Movement of the main investments in branches and direct and indirect subsidiaries abroad, which were fully eliminated upon consolidation of the financial statements

Investments in branches and subsidiaries abroad	R$ thousand

	Balance on 12.31.2007	Movement in the period (1)	Balance on 3.31.2008	Balance on 3.31.2007

Banco Bradesco S.A. Grand Cayman Branch	6,912,094	378,643	7,290,737	7,717,738
Bradport SGPS, Sociedade Unipessoal, Lda.	537,162	(79,219)	457,943	528,669
Banco Bradesco S.A. New York Branch	298,870	1,682	300,552	332,778
Banco Bradesco Luxembourg S.A.	268,452	97	268,549	298,577
Others	293,271	329,873	623,144	181,857
Total	8,309,849	631,076	8,940,925	9,059,619
(1) Represented by the exchange loss variation in the amount of R$77,521 thousand, positive equity in earnings of unconsolidated companies in the amount of R$108,702 thousand, positive adjustment to market value of available-for-sale securities in the amount of R$60,268 thousand and capital increase of R$539,627 thousand.

b) Breakdown of investments in the consolidated financial statements

Affiliated companies	R$ thousand

	2008	2007

	March 31	December 31	March 31

– IRB-Brasil Resseguros S.A.	387,917	410,988	361,395
– Serasa	79,451	–	–
– BES Investimento do Brasil S.A.	42,307	41,334	22,826
– NovaMarlim Participações S.A.	9,694	9,677	15,123
– Marlim Participações S.A.	5,367	5,764	10,111
– Other	180	181	958
Total in affiliated companies	524,916	467,944	410,413
– Tax incentives	327,429	333,464	328,067
Other investments	236,898	153,901	282,342
Provision for:
Tax incentives	(288,719)	(293,469)	(290,963)
Other investments	(57,436)	(57,764)	(68,161)
Overall total of consolidated investments	743,088	604,076	661,698

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded to R$32,169 thousand in the 1st quarter of 2008 (4th quarter of 2007 – R$9,771 thousand and 1st quarter of 2007 – R$11,589 thousand).

Companies	R$ thousand

	Capital stock	Adjusted shareholders’ equity	Number of shares/ quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Adjustment resulting from evaluation (3)

			Common	Preferred			2008	2007

							1st Quarter	4th Quarter	1st Quarter

IRB-Brasil Resseguros S.A.	1,030,000	1,825,971	–	212	21.24%	124,901	26,529	9,029	13,151
NovaMarlim Participações S.A. (1)	48,263	56,454	22,100	–	17.17%	1,963	337	455	698
Marlim Participações S.A. (1)	37,790	45,348	10,999	21,998	11.84%	1,470	174	264	(2,245)
BES Investimento do Brasil S.A. – Banco de Investimento (1)	80,000	211,536	7,993	7,993	20.00%	9,015	1,803	127	84
Serasa (2)	145,000	962,321	909	–	8.26%	40,266	3,326	–	–
Other companies	–	–	–	–	–	–	–	(104)	(99)
Equity in the earnings of affiliated companies							32,169	9,771	11,589
(1) Unaudited data related to February 29, 2008.
(2) Unaudited data related to March 31, 2008; and
(3) Adjustment resulting from evaluation considers results recorded by the companies as from their acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable.

14) Premises and Equipment and Leased Assets

Stated at acquisition cost, depreciation is calculated on the straight-line method at annual rates, which take into consideration the economic useful lives of the assets.

	R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2008	2007

				March 31	December 31	March 31

Premises and equipment:
– Buildings	4%	666,232	(378,070)	288,162	285,482	292,015
– Land	–	417,585	–	417,585	417,103	407,965
Facilities, furniture and equipment in use	10%	2,405,731	(1,397,650)	1,008,081	991,877	911,502
Security and communications systems	10%	156,083	(95,076)	61,007	58,885	49,761
Data processing systems	From 20 to 50%	1,792,018	(1,322,139)	469,879	449,550	456,708
Transport systems	20%	31,792	(17,174)	14,618	15,395	14,352
Construction in progress	–	74,590	–	74,590	65,786	83,673
Subtotal		5,544,031	(3,210,109)	2,333,922	2,284,078	2,215,976
Leased assets	–	16,656	(6,068)	10,588	11,421	17,864
Total on March 31, 2008		5,560,687	(3,216,177)	2,344,510
Total on December 31, 2007		5,444,523	(3,149,024)		2,295,499
Total on March 31, 2007		5,329,523	(3,095,683)			2,233,840

Premises and equipment of Bradesco Organization present an unrecorded increment of R$1,381,454 thousand (December 31, 2007 –R$1,251,168 thousand and March 31, 2007 – R$1,161,041 thousand) based on appraisal reports prepared by independent experts in 2007, 2006 and 2005.

The fixed assets to shareholders’ equity ratio, in relation to “economic-financial consolidated” reference shareholders’ equity is 12.07% (December 31, 2007 – 14.46% and March 31, 2007 – 11.45%), and the “financial consolidated” basis is 47.70% (December 31, 2007 - 45.81% and March 31, 2007 – 49.23%), within the maximum 50% limit.

The difference between the fixed assets to shareholders’ equity ratio of the “economic-financial consolidated” and of the “financial consolidated” derives from the existence of non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “consolidated financial”. Whenever necessary, we may reallocate the funds for the financial companies through the payment of dividends/interest on shareholders’ capital to financial companies or corporate reorganization between the financial and non-financial companies, thus allowing the improvement of that ratio.

15) Deferred Charges

a) Goodwill

Goodwill calculated by the acquisition of investments was fully amortized, in the amount of R$53,030 thousand in the 1st quarter of 2008 (4th quarter of 2007 – R$139,796 thousand).

b) Other deferred charges

	R$ thousand

	Cost	Amortization	Residual value

			2008	2007

			March 31	December 31	March 31

Systems development	1,913,989	(1,102,809)	811,180	767,734	660,195
Other deferred expenditures	21,106	(17,681)	3,425	2,852	1,642
Total on March 31,2008	1,935,095	(1,120,490)	814,605
Total on December 31, 2007	1,850,219	(1,079,633)		770,586
Total on March 31, 2007	1,612,739	(950,902)			661,837

16) Deposits, Federal Funds Purchased and Securities Sold Under Agreements to Repurchase and Funds from Issuance of Securities

a) Deposits

	R$ thousand

	2008					2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	March 31	December 31	March 31

• Demand deposits (1)	25,845,700	–	–	–	25,845,700	28,495,555	20,115,520
• Savings deposits (1)	33,290,059	–	–	–	33,290,059	32,812,974	27,608,759
• Interbank deposits	201,010	42,186	66,578	575	310,349	372,473	157,625
• Time deposits (2)	3,280,415	7,832,416	6,300,554	29,016,918	46,430,303	35,717,178	35,686,702
• Other investment deposits	834,261	–	–	–	834,261	925,266	593,290
Overall total on March 31, 2008	63,451,445	7,874,602	6,367,132	29,017,493	106,710,672
%	59.4	7.4	6.0	27.2	100.0
Overall total on December 31, 2007	64,754,377	6,505,910	4,536,855	22,526,304		98,323,446
%	65.9	6.6	4.6	22.9		100.0
Overall total on March 31, 2007	51,396,868	5,940,293	4,469,973	22,354,762			84,161,896
%	61.1	7.0	5.3	26.6			100.0
(1) Classified as up to 30 days without considering average historical turnover; and
(2) It considers the maturities established in investments;

b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand

	2008					2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	March 31	December 31	March 31

Own portfolio	1,182,990	6,301,363	3,443,629	24,538,852	35,466,834	37,864,704	29,352,132
• Government bonds	247,601	455,267	61,693	21,512	786,073	5,494,174	5,868,453
• Debentures of own issuance	441,954	5,686,538	3,333,923	24,466,566	33,928,981	29,548,616	19,634,592
• Foreign	493,435	159,558	48,013	50,774	751,780	2,821,914	3,849,087
Third-party portfolio (1)	30,558,507	–	–	–	30,558,507	29,578,200	20,077,321
Unrestricted notes portfolio (1)	3,427,163	87,631	–	–	3,514,794	6,190,745	1,471,969
Total on March 31, 2008 (2)	35,168,660	6,388,994	3,443,629	24,538,852	69,540,135
%	50.5	9.2	5.0	35.3	100.0
Total on December 31, 2007 (2)	42,768,817	6,186,634	5,738,182	18,940,016		73,633,649
%	58.1	8.4	7.8	25.7		100.0
Total on March 31, 2007 (2)	27,036,156	5,252,883	1,440,529	17,171,854			50,901,422
%	53.1	10.3	2.9	33.7			100.0
(1) Represented by government bonds; and
(2) This includes R$10,995,435 thousand (December 31, 2007 – R$10,197,583 thousand and March 31, 2007 – R$10,571,439 thousand) of funds invested in purchase and sale commitments with Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Notes 8a and 8b).

c) Funds from issuance of securities

	R$ thousand

	2008					2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	March 31	December 31	March 31

Securities – Local:
• Exchange acceptances	–	32	–	227	259	406	–
• Mortgage notes	189,705	474,248	309,910	1,011	974,874	901,641	879,114
• Debentures (1)	–	111,176	–	2,552,100	2,663,276	2,594,921	2,683,633
Subtotal	189,705	585,456	309,910	2,553,338	3,638,409	3,496,968	3,562,747
Securities – Foreign:
• Eurobonds (2)	–	–	–	–	–	–	3,816
• Fixed Rate Note (2)	3,302	87,415	–	–	90,717	89,528	–
• MTN Program Issues (2)	289,789	–	–	226,821	516,610	720,999	1,459,578
• Securitization of future flow of money orders received from abroad (d)	10,847	49,401	50,607	2,621,471	2,732,326	1,905,722	458,330
• Securitization of future flow of credit card bill receivables from foreign cardholders (d)	714	40,170	41,319	178,258	260,461	283,565	394,467
Subtotal	304,652	176,986	91,926	3,026,550	3,600,114	2,999,814	2,316,191
Total on March 31, 2008	494,357	762,442	401,836	5,579,888	7,238,523
%	6.8	10.5	5.6	77.1	100.0
Total on December 31, 2007	315,113	853,351	564,671	4,763,647		6,496,782
%	4.9	13.1	8.7	73.3		100.0
Total on March 31, 2007	163,763	695,599	1,192,266	3,827,310			5,878,938
%	2.8	11.8	20.3	65.1			100.0

(1) This refers to installment of issuances of simple debentures not convertible into shares of Bradesco Leasing S.A. Arrendamento Mercantil, maturing on May 1, 2011 and has a 102% of CDI remuneration, whose installments referring to interest are classified in the short term; and
(2) These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution 2,770 for:
(i) onlending to local customers, maturing until 2012, under terms which do not exceed those of the funds obtained, with interest payable at Libor, plus a spread or prefixed interest; and
(ii) foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of Specific Purposes Entities (SPEs). These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed through long-term liabilities and settled through the future cash flows of the underlying assets, which basically comprise:

(i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) Current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of default or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPEs, must be maintained in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

	R$ thousand

	Issuance	Transaction amount	Maturity	Total

				2008	2007

				March 31	December 31	March 31

	8.20.2003	595,262	8.20.2010	141,259	150,863	303,426
	7.28.2004	305,400	8.20.2012	133,641	142,460	154,904
	6.11.2007	481,550	5.20.2014	439,034	445,868	–
	6.11.2007	481,550	5.20.2014	439,034	456,801	–
	12.20.2007	354,260	11.20.2014	351,302	354,865	–
Securitization of future flow of money	12.20.2007	354,260	11.20.2014	351,302	354,865	–
orders received from abroad	3.6.2008	836,000	5.20.2014	876,754	–	–
Total		3,408,282		2,732,326	1,905,722	458,330
Securitization of future flow of credit card bills receivables from foreign cardholders abroad	7.10.2003	800,818	6.15.2011	260,461	283,565	394,467
Total		800,818		260,461	283,565	394,467

e) Expenses with funding and price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Savings deposits	512,516	500,560	500,124
Time deposits	1,242,841	1,145,697	1,227,929
Federal funds purchased and securities sold under agreements to repurchase	1,808,115	1,649,944	1,337,205
Funds from issuance of securities	202,624	179,655	191,115
Other funding expenses	51,959	47,915	38,821
Subtotal	3,818,055	3,523,771	3,295,194
Expenses for price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans	1,024,234	1,287,681	1,043,589
Total	4,842,289	4,811,452	4,338,783

17) Borrowings and Onlendings

a) Borrowings

	R$ thousand

	2008					2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	March 31	December 31	March 31

Local	401	52	63	241	757	823	1,041
• Official institutions	11	52	63	241	367	450	696
• Other institutions	390	–	–	–	390	373	345
Foreign	1,105,334	3,734,727	2,531,948	589,010	7,961,019	8,065,007	6,956,313
Total on March 31, 2008	1,105,735	3,734,779	2,532,011	589,251	7,961,776
%	13.9	46.9	31.8	7.4	100.0
Total on December 31, 2007	1,251,439	4,193,517	2,273,314	347,560		8,065,830
%	15.5	52.0	28.2	4.3		100.0
Total on March 31, 2007	732,392	3,222,461	2,752,458	250,043			6,957,354
%	10.5	46.3	39.6	3.6			100.0

b) Onlendings

	R$ thousand

	2008					2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	March 31	December 31	March 31

Local	823,684	1,874,372	2,967,221	8,991,779	14,657,056	14,086,436	11,667,138
• National Treasury	–	–	40,289	–	40,289	50,881	79,705
• BNDES	197,511	653,377	1,664,925	3,623,498	6,139,311	6,147,703	5,323,302
• CEF	1,735	6,254	7,337	87,454	102,780	101,280	73,703
• Finame	624,438	1,214,624	1,254,552	5,280,009	8,373,623	7,785,347	6,188,641
• Other institutions	–	117	118	818	1,053	1,225	1,787
Foreign	4,909	–	1,388,781	–	1,393,690	1,257,281	10,045
Total on March 31, 2008	828,593	1,874,372	4,356,002	8,991,779	16,050,746
%	5.2	11.7	27.1	56.0	100.0
Total on December 31, 2007	614,853	2,158,202	3,844,256	8,726,406		15,343,717
%	4.0	14.1	25.0	56.9		100.0
Total on March 31, 2007	439,208	1,476,668	3,346,003	6,415,304			11,677,183
%	3.8	12.6	28.7	54.9			100.0

c) Expenses from borrowings and onlendings

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Borrowings:
• Local	118	237	43
• Foreign	33,859	29,734	23,623
Subtotal borrowings	33,977	29,971	23,666

Local onlendings:
• National treasury	464	773	1,433
• BNDES	117,109	119,429	106,272
• CEF	2,062	2,043	1,750
• Finame	161,660	159,246	124,210
• Other institutions	21	48	43
Foreign onlendings:
• Payables to foreign bankers (Note 11a)	346,751	124,998	19,919
• Other expenses with foreign onlendings	138,341	(83,673)	(68,081)
Subtotal onlendings	766,408	322,864	185,546

Total	800,385	352,835	209,212

18) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

a) Contingent assets

Contingent assets are not recognized on an accounting basis; however, there are proceedings whose perspective of success is probable. The main ones are:

– Tax on Net Income - (ILL) R$362,255 thousand: it pleads the return, by means of compensation or restitution, of the amounts collected as Tax on Net Income established by article 35 of Law 7,713/88, once the referred tax was deemed unconstitutional by the Federal Supreme Court; and

– Social Integration Program - (PIS) R$51,911 thousand: it pleads the compensation of PIS on the Operating Gross Revenue, collected under the terms of the Decrees Laws 2,445 and 2,449/88, in what exceeded the amount due under the terms of the Supplementary Law 07/70 (PIS Repique).

b) Contingent liabilities classified as probable losses and legal liabilities – tax and social security

Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the legal advisors; the types of lawsuit; similarity with previous lawsuits; complexity and positioning of Courts, whenever loss is deemed probable.

Bradesco’s Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

The liability related to the legal liability in judicial discussion is maintained until the definite gain of the lawsuit, represented by favorable judicial decision, on which resources are not provided, or its prescription.

I – Labor claims

These are claims brought by former employees seeking indemnity, especially the payment of unpaid overtime. In the proceedings requiring judicial deposit, the amount of the labor claims is recorded considering the effective perspective of loss of these deposits. For the other proceedings, the provision is recorded based on the average value determined by the total payments made of the claims ended in the last 12 months, considering the year of the determination of judicial deposits.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II – Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks, the inclusion of information about debtors in the restricted credit registry and the reposition of inflation rates excluded as a result of economic plans. These lawsuits are individually controlled and provisioned whenever the loss is evaluated as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of Courts.

The issues discussed in the lawsuits usually are not events that cause a representative impact on the interest income. Most of these lawsuits are brought at the Special Civil Court (JEC), in which the requests are limited to 40 minimum wages. Moreover, approximately 50% of JEC’s lawsuits are judged unfounded and the amount of the condemnation imposed corresponds to the historical average of only 5% of the total amount claimed.

It is worth pointing out the increase in claims pleading the incidence of inflation rates which were excluded as a result of the savings accounts balance correction due to Economic Plans (specially Bresser and Verão Economic Plans), although the Bank had complied with the legal requirements in force at the time.

At present, there are no significant administrative lawsuits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s interest income.

III – Legal Liabilities – Tax and Social Security

Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of the legal advisors.

The main matters are:

– Cofins – R$1,879,287 thousand: it pleads to calculate and collect Cofins, as from October 2005, on the effective sales results, whose concept is in the article 2 of Supplementary Law 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of article 3 of Law 9,718/98;

– CSLL – R$1,307,429 thousand: questioning of CSLL required from financial institutions in the reference years from 1995 to 1998 by rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

– IRPJ/Credit Losses – R$581,040 thousand: it pleads to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of the effective and definite losses, total or partial, suffered in the reference years from 1997 to 2006, in the reception of credits, regardless of the compliance with the conditions and terms provided for in articles 9 to 14 of Law 9,430/96 which only apply to the provisory losses;

– INSS Autonomous Brokers – R$554,074 thousand: it discusses the incidence of the social security contribution on the remunerations paid to the autonomous service providers, established by the Supplementary Law 84/96 and subsequent regulations/amendments, to the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to the policyholder, thus being out of the incidence field of the contribution provided for in the item I, Article 22, of Law 8,212/91, with new wording in Law 9,876/99;

– CSLL – R$487,622 thousand: it pleads the non-collection of CSLL of the reference years from 1996 to 1998, years in which some companies of Bradesco Organization did not have employees, once the subsection I, article 195, of the Federal Constitution provides for that this contribution is only due by employers; and

– PIS – R$252,783 thousand: it pleads the compensation of the amounts unduly overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e. operating gross revenue, as defined in the income tax legislation – concept in article 44 of Law no. 4,506/64, not included interest income.

IV – Provisions divided by nature

	R$ thousand

	2008	2007

	March 31	December 31	March 31

Labor proceedings	1,559,990	1,492,229	1,240,529
Civil proceedings	1,508,755	1,413,673	863,238
Subtotal (1)	3,068,745	2,905,902	2,103,767
Tax and social security (2)	6,608,847	6,310,924	5,648,675
Total	9,677,592	9,216,826	7,752,442

(1) Note 20b; and
(2) Classified under the item “Other liabilities – tax and social security” (Note 20a).

V – Movement of Provisions

	R$ thousand

	2008

	Labor	Civil	Tax and social security (1)

At the beginning of the period	1,492,229	1,413,673	6,310,924
Monetary restatement	43,499	7,504	97,643
Constitutions/(reversals)	104,859	138,658	273,744
Acquired/assigned balance	842	–	–
Payments	(81,439)	(51,080)	(73,464)
At the end of the period	1,559,990	1,508,755	6,608,847

(1) It comprises, substantially, legal liabilities.

c) Contingent Liabilities classified as possible losses

Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff” or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non-success. In this context the contingent proceedings evaluated as risk of possible loss are not recognized on an accounting basis, and the main proceedings are related to leasing companies’ ISSQN, in the amount of R$100,648 thousand. In this proceeding, the demand of the referred tax by municipalities other than those where the companies are set up and to which the tax is collected in compliance with law is discussed.

19) Subordinated Debt

Instrument	Issuance	R$ thousand

		Amount of the operation	Maturity	Remuneration	2008	2007

					March 31	December 31	March 31

In Brazil:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate – Cetip	1,361,160	1,326,962	1,222,591
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	107,209	104,318	95,566
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	476,637	464,367	426,967
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	1,222,784	1,189,455	1,088,672
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	79,043	77,028	70,882
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	152,696	148,821	137,004
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	155,607	151,659	139,616
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	315,825	307,773	283,217
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,317,238	1,282,838	1,178,071
Subordinated CDB	February/2006	1,171,022	2011	104.0% of CDI rate	1,529,808	1,489,856	1,368,183
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	914,529	890,645	817,908
Subordinated CDB	June/2006	1,100,000	2011	103.0% of CDI rate	1,355,385	1,320,323	1,213,489
Subordinated CDB	July/2006	13,000	2011	102.5% of CDI rate	15,973	15,561	14,308
Subordinated CDB	July/2006	505,000	2011	103.0% of CDI rate	619,237	603,219	554,409
Subordinated CDB	August/2006	5,000	2011	102.5% of CDI rate	6,059	5,903	5,427
Subordinated CDB	May/2007	995,978	2012	103.0% of CDI rate	1,098,643	1,070,223	–

Instrument	Issuance	R$ thousand

		Amount of the operation	Maturity	Remuneration	2008	2007

					March 31	December 31	March 31

Subordinated CDB	October/2007	13,795	2012	100.0% of CDI rate + 0.344% p.a.	14,468	14,092	–
Subordinated CDB	October/2007	110,000	2012	IPCA + (7.102% p.a. to 7.367% p.a.)	116,303	112,319	–
Subordinated CDB	November/2007	390,000	2012	100.0% of CDI rate + 0.344% p.a.	405,969	395,426	–
Subordinated CDB	November/2007	164,000	2012	IPCA + (7.446% p.a. to 7.593% p.a.)	172,631	166,912	–
Subordinated CDB	December/2007	1,552,500	2012	100.0% of CDI rate + 0.344% p.a.	1,599,564	1,557,446	–
Subordinated CDB	December/2007	10,000	2012	IPCA + 7.632 p.a.	10,453	10,116	–
Subordinated CDB	January/2008	30,000	2012	100.0% of CDI rate + 0.344% p.a.	30,694	–	–
Subordinated CDB	February/2008	85,000	2012	IPCA + (7.44% p.a. – 7.897% p.a.)	86,161	–	–
Subordinated CDB	February /2008	200,000	2012	100.0% of CDI rate + 0.4914% p.a.	202,663	–	–
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	302,559	310,950	303,191
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	313,719	305,284	316,094
Subtotal in Brazil		10,225,046			13,983,017	13,321,496	9,235,595
Abroad:
Subordinated debt (DOLLAR)	December/2001	353,700	2011	rate of 10.25% p.a.	268,978	265,087	314,337
Subordinated debt (YEN) (1)	April/2002	315,186	2012	rate of 4.05% p.a.	243,981	241,092	285,701
Subordinated debt (DOLLAR)	October/2003	1,434,750	2013	rate of 8.75% p.a.	903,571	895,867	1,058,822
Subordinated debt (EURO)	April/2004	801,927	2014	rate of 8.00% p.a.	638,986	591,864	633,134
Subordinated debt (DOLLAR) (2)	June/2005	720,870	–	rate of 8.875% p.a.	528,352	535,058	619,366
Subtotal abroad		3,626,433			2,583,868	2,528,968	2,911,360
Overall total		13,851,479			16,566,885	15,850,464	12,146,955

(1) Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.; and
(2) In June 2005, a perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and by means of previous authorization of the Bacen, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in written by Bacen that securities may no longer be included in the consolidated capital, for capital adequacy ratio calculation purposes.

20) Other Liabilities

a) Tax and social security

	R$ thousand

	2008	2007

	March 31	December 31	March 31

Provision for tax risks (Note 18b IV)	6,608,847	6,310,924	5,648,675
Provision for deferred income tax (Note 34f)	1,806,502	1,606,242	1,448,464
Taxes and contributions on profits payable	1,083,467	1,434,712	830,371
Taxes and contributions collectible	516,230	487,913	467,115
Total	10,015,046	9,839,791	8,394,625

b) Sundry

	R$ thousand

	2008	2007

	March 31	December 31	March 31

Credit card operations	5,056,214	6,052,404	4,380,419
Provision for accrued liabilities	2,673,262	2,932,216	2,549,046
Provision for contingent liabilities (civil and labor) (Note 18b IV)	3,068,745	2,905,902	2,103,767
Sundry creditors	1,427,759	1,335,948	1,194,643
Liabilities for acquisition of assets and rights	161,539	141,240	137,589
Official operating agreements	288,222	383,417	82,268
Other	407,931	610,717	224,259
Total	13,083,672	14,361,844	10,671,991

21) Insurance, Private Pension Plans and Certificated Savings Plans Operations

a) Provisions by account

	R$ thousand

	Insurance (1)			Life and Private Pension Plans (2)			Certificated Savings Plans			Total

	2008	2007		2008	2007		2008	2007		2008	2007

	March	December	March	March	December	March	March	December	March	March	December	March
	31	31	31	31	31	31	31	31	31	31	31	31

Current and long-term liabilities
Mathematical provision for benefits to be granted	–	–	–	42,063,748	41,263,839	35,120,986	–	–	–	42,063,748	41,263,839	35,120,986
Mathematical provision for benefits granted	–	–	–	3,991,512	3,815,978	3,546,122	–	–	–	3,991,512	3,815,978	3,546,122
Mathematical provision for redemptions	–	–	–	–	–	–	2,051,497	2,014,346	1,845,133	2,051,497	2,014,346	1,845,133
IBNR Provision	1,287,052	1,218,574	1,261,926	450,977	396,795	421,613	–	–	–	1,738,029	1,615,369	1,683,539
Unearned premiums provision	1,431,190	1,441,229	1,436,446	48,499	46,867	37,174	–	–	–	1,479,689	1,488,096	1,473,620
Contribution insufficiency provision (3)	–	–	–	2,567,455	2,499,733	2,085,529	–	–	–	2,567,455	2,499,733	2,085,529
Provision for unsettled claims	670,921	642,896	678,478	554,290	530,748	486,501	–	–	–	1,225,211	1,173,644	1,164,979
Financial fluctuation provision	–	–		583,859	575,452	572,039	–	–	–	583,859	575,452	572,039
Premium insufficiency provision	16	31	24	470,597	495,188	155,136	–	–	–	470,613	495,219	155,160
Financial surplus provision	–	–	–	374,980	401,806	365,157	–	–	–	374,980	401,806	365,157
Provision for draws and redemptions	–	–	–	–	–	–	388,147	386,157	384,541	388,147	386,157	384,541
Provision for administrative expenses	–	–	–	110,678	109,110	389,918	75,518	76,064	61,400	186,196	185,174	451,318
Provision for contingencies	–	–	–	–	–	–	12,224	14,730	29,302	12,224	14,730	29,302
Other provisions	2,198,781	2,188,876	1,525,277	390,470	407,846	249,799	–	–	–	2,589,251	2,596,722	1,775,076

Total Provisions	5,587,960	5,491,606	4,902,151	51,607,065	50,543,362	43,429,974	2,527,386	2,491,297	2,320,376	59,722,411	58,526,265	50,652,501

(1) “Other provision” refers basically to the technical provision in the “individual health” portfolio created in order to cover the differences of future premium adjustments and those necessary to the portfolio technical balance, by adopting a constant formulation of Actuarial Technical Note approved by ANS; and
(2) Includes the insurance operations for individuals and private pension plans; and
(3) The contribution insufficiency provision is calculated according to the mitigated biometric table AT-2000, increased in 1.5% (improvement), considering males separated from females, who have higher life expectancy, and to the actual interest rate of 4.3% p.a.

b) Technical provisions by product

	R$ thousand

	Insurance (1)			Life and Private Pension Plans (2)			Certificated Savings Plans			Total

	2008	2007		2008	2007		2008	2007		2008	2007

	March	December	March	March	December	March	March	December	March	March	December	March
	31	31	31	31	31	31	31	31	31	31	31	31

Health (1)	3,296,313	3,202,200	2,501,517	–	–	–	–	–	–	3,296,313	3,202,200	2,501,517
Auto/RCF	1,638,004	1,666,411	1,769,386	–	–	–	–	–	–	1,638,004	1,666,411	1,769,386
Dpvat	73,643	57,532	70,933	134,888	106,250	109,456	–	–	–	208,531	163,782	180,389
Life	21,925	20,594	36,015	2,097,993	2,021,629	1,638,241	–	–	–	2,119,918	2,042,223	1,674,256
Basic lines	558,075	544,869	524,300	–	–	–	–	–	–	558,075	544,869	524,300
PGBL	–	–	–	9,469,789	9,413,064	8,368,566	–	–	–	9,469,789	9,413,064	8,368,566
VGBL	–	–	–	25,161,321	24,517,024	19,762,835	–	–	–	25,161,321	24,517,024	19,762,835
Traditional plans	–	–	–	14,743,074	14,485,395	13,550,876	–	–	–	14,743,074	14,485,395	13,550,876
Certificated savings plans	–	–	–	–	–	–	2,527,386	2,491,297	2,320,376	2,527,386	2,491,297	2,320,376
Total technical provisions	5,587,960	5,491,606	4,902,151	51,607,065	50,543,362	43,429,974	2,527,386	2,491,297	2,320,376	59,722,411	58,526,265	50,652,501

(1) See Note 21a, item 1.

c) Guarantees of technical provisions

	R$ thousand

	Insurance (1)			Life and Private Pension Plans (2)			Certificated Savings Plans			Total

	2008	2007		2008	2007		2008	2007		2008	2007

	March	December	March	March	December	March	March	December	March	March	December	March
	31	31	31	31	31	31	31	31	31	31	31	31

Investment fund quotas (VGBL and PGBL)	–	–	–	34,631,110	33,930,088	28,131,401	–	–	–	34,631,110	33,930,088	28,131,401
Investment fund quotas (except for VGBL and PGBL)	5,285,757	5,252,196	4,539,518	13,029,945	13,436,613	11,485,464	2,224,800	2,246,591	2,060,034	20,540,502	20,935,400	18,085,016
Government securities	62,378	52,779	63,526	2,829,744	2,755,530	2,327,838	–	–	–	2,892,122	2,808,309	2,391,364
Private securities	456	460	2,547	476,752	454,756	457,760	121,746	116,627	110,600	598,954	571,843	570,907
Shares	2,196	3,600	1,175	652,384	–	1,067,555	250,456	217,630	199,055	905,036	221,230	1,267,785
Credit rights	443,948	478,481	422,359	–	–	–	–	–	–	443,948	478,481	422,359
Real estate	7,521	7,598	18,787	–	–	–	10,434	10,499	10,797	17,955	18,097	29,584
Deposits retained at IRB and court deposits	75,022	60,336	46,092	67,863	51,305	43,883	–	–	–	142,885	111,641	89,975
Total guarantees of technical provisions	5,877,278	5,855,450	5,094,004	51,687,798	50,628,292	43,513,901	2,607,436	2,591,347	2,380,486	60,172,512	59,075,089	50,988,391

d) Retained premiums from insurance, private pension plans contributions and certificated savings plans

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Premiums issued	2,367,030	2,414,338	2,228,364
Supplementary private pension plan contributions (including VGBL)	2,645,049	3,448,303	2,307,458
Revenues from certificated savings plans	372,317	417,681	342,829
Coinsurance premiums granted	(1,159)	(76,155)	(44,250)
Refunded premiums	(16,277)	(29,273)	(33,293)
Net premiums issued	5,366,960	6,174,894	4,801,108
Reinsurance premiums granted, consortia and funds	(81,844)	(122,452)	(157,558)
Retained premiums from insurance, private pension plans and certificated savings plans (1)	5,285,116	6,052,442	4,643,550

(1) See Note 4.

22) Minority Interest in Subsidiaries

	R$ thousand

	2008	2007

	March 31	December 31	March 31

Andorra Holdings S.A.	147,431	144,308	–
Banco Alvorada S.A.	7,393	6,845	6,083
Baneb Corretora de Seguros S.A.	3,662	3,584	3,392
Indiana Seguros S.A.	–	–	51,363
Other minority shareholders	192	675	125
Total	158,678	155,412	60,963

23) Shareholders’ Equity (Parent Company)

a) Composition of capital stock in number of shares

Fully subscribed and paid-up capital stock comprises non-par registered, book-entry shares, as follows:

	2008	2007

	March	December	March
	31	31	31

Common shares	1,534,934,979	1,010,165,730	1,000,866,112
Preferred shares	1,534,934,821	1,010,754,450	1,001,454,936
Subtotal	3,069,869,800	2,020,920,180	2,002,321,048
Treasury (common shares)	(1,600)	(828,700)	(780,800)
Treasury (preferred shares)	(1,600)	(1,417,524)	(180,800)
Total outstanding shares	3,069,866,600	2,018,673,956	2,001,359,448

b) Movement of capital stock in number of shares

	Common	Preferred	Total

Outstanding shares held on December 31, 2007	500,071,456	500,811,468	1,000,882,924
Shares acquired and not cancelled	(28,800)	(174,400)	(203,200)
100% stock bonus	500,042,656	500,637,068	1,000,679,724
Number of outstanding shares on March 31, 2007	1,000,085,312	1,001,274,136	2,001,359,448
Number of outstanding shares on September 30, 2007	1,009,337,030	1,009,904,350	2,019,241,380
Shares acquired and not cancelled	–	(567,424)	(567,424)
Number of outstanding shares on December 31, 2007	1,009,337,030	1,009,336,926	2,018,673,956
Shares acquired and not cancelled	(1,600)	(1,600)	(3,200)
Increase from share subscription	13,953,489	13,953,488	27,906,977
Increase from 50% stock bonus	511,644,460	511,644,407	1,023,288,867
Outstanding shares on March 31, 2008	1,534,933,379	1,534,933,221	3,069,866,600

The Special Shareholders’ Meeting held on March 12, 2007 resolved on a R$3,800,000 thousand increase in the capital stock, raising it from R$14,200,000 thousand to R$18,000,000 thousand, by using part of the balance in the account “Profit Reserves – Statutory Reserve”, assigning to Company’s shareholders, free of charge, as a bonus, one (1) new share of the same type for each share owned. 1,000,679,724 non-par registered, book-entry shares were issued, 500,042,656 of which were common shares and 500,637,068 were preferred shares.

Simultaneously and in the same proportion to the transaction in the Brazilian Market, Depositary Receipts (DRs) were granted as bonus in the American (NYSE) and European (Latibex) Markets, and investors received one (1) new DR for each DR owned, which continued to be traded in the proportion of one (1) preferred share to one (1) DR, in the respective markets. The proceeding was ratified by Bacen on March 15, 2007.

The Special Shareholders’ Meeting held on August 24, 2007 resolved on a R$789,559 thousand increase in the capital stock, raising it from R$18,000,000 thousand to R$18,789,559 thousand by means of the issuance of 18,599,132 new shares, all non-par registered, book-entry shares, 9,299,618 of which are common shares and 9,299,514 are preferred shares, due to the merger of the totality of shares representing BMC’s capital stock by Bradesco, in the proportion of 0.086331545 fraction of Bradesco’s shares for each of BMC’s, granted to BMC’s former shareholders, of which 0.043166014 is a fraction of common share and 0.043165531 of preferred share, changing BMC into a wholly-owned subsidiary of Bradesco. It also resolved on a R$210,441 thousand increase in the capital stock, raising it to R$19,000,000 thousand by means of the capitalization of part of the “Profit Reserve – Legal Reserve” balance account, without issuance of shares. The said processes were approved by Bacen as of September 28, 2007.

The Special Shareholders’ Meeting held on January 4, 2008 resolved to increase the capital stock by R$1,200,000 thousand, raising it from R$19,000,000 thousand to R$20,200,000 thousand, by means of the issuance of 27,906,977 new shares, all non-par registered, book-entry shares, 13,953,489 of which are common shares and 13,953,488 are preferred shares, at the price of R$43.00 per share, by means of the private subscription by shareholders from January 22 to February 22, 2008, in the proportion of 1.382441029% on the stock position which each one had on the date of the meeting. The shareholders paid the shares subscribed on March 17, 2008, accounting for 94.29% of the shares; the remaining ones, which account for 5.71% of the total of the offering, were sold in an auction carried out on March 19, 2008 in Bovespa and the financial settlement occurred on March 25, 2008. The excess of the amount allocated to the capital stock, in the amount of R$6,874 thousand, calculated by the difference between the issuance price and the sale of shares in auction, was recorded in “Capital Reserve –Share Goodwill”. The process was ratified by Bacen on March 27, 2008.

The Special Shareholders’ Meeting held on March 24, 2008 resolved to increase the capital stock in the amount of R$2,800,000 thousand, raising it from R$20,200,000 thousand to R$23,000,000 thousand, by means of the utilization of part of the balance of “Profit Reserves – Statutory Reserve”, attributing to the Company’s shareholders, free of charge, as bonus, one (1) new share of the same type to each two (2) shares owned. 1,023,288,867 non-par registered, book-entry shares were issued, 511,644,460 of which are common shares and 511,644,407 are preferred shares.

Simultaneously and in the same proportion to the transaction in the Brazilian Market, Depositary Receipts (DRs) were granted as bonus in the American (NYSE) and European (Latibex) Markets, and investors received one (1) new DR for each two (2) DRs owned, which continued to be traded at the ratio of one (1) preferred share for one (1) DR, in the respective markets. The process was ratified by Bacen on March 27, 2008.

c) Interest on shareholders’ capital/Dividends

Non-voting preferred shares are entitled to all rights and benefits attributed to common shares and, in conformity with Bradesco’s Bylaws, have priority to repayment of capital and 10% (ten per cent) additional of interest on shareholders’ capital and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/1976, as amended in Law 10,303/2001.

In conformity with Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ capital and/or dividends, which total correspond to, at least, 30% of net income for the year, adjusted in accordance with Brazilian corporate law.

Interest on shareholders’ capital is calculated based on the shareholders' equity accounts and limited to the variation in the Federal Government long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing the interest on shareholders’ capital, at the maximum amount calculated in conformity with the prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

The shares resulting from the bonus stock resolved at the Special Shareholders’ Meeting held on March 12, 2007, declared after March 23, 2007, did not entail an increase in the distribution of the monthly and, occasionally, supplementary interest on shareholders’ capital, as they aimed solely at improving their liquidity. Thus, the amount of monthly interest on shareholders’ capital, declared after March 23, 2007, was adjusted, decreasing from R$0.036052500 to R$0.018026250 per common share, and from R$0.039657750 to R$0.019828875 per preferred share, so that shareholders continued to receive an equal amount of interest on shareholders’ capital.

At the Board of Directors meeting held on December 28, 2007 resolved to approve the Board of Executive Officers’ proposal for the payment of supplementary interest on shareholders’ capital related to 2007, in the amount of R$0.536962584 (net of tax R$0.456418196) per common share and R$0.590658842 (net of tax R$0.502060016) per preferred share, paid on March 17, 2008. In complement to the interest on shareholders’ capital of the year, the dividends distribution was proposed, in the amount of R$850,000 thousand, at the ratio of R$0.401017613 per common share and R$0.441119374 per preferred share paid on March 17, 2008, at the declared amount, not occurring Withholding Income Tax, pursuant to Article 10 of Law 9,249/95.

At a meeting held on March 17, 2008, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of monthly dividends to shareholders as from May 2, 2008, replacing monthly interest on shareholders’ capital, at the amount of R$0.018026250 per common share and R$0.019828875 per preferred share. After the 50% bonus, the shareholders’ monthly compensation will be R$ 0.012017500 per common share and R$ 0.013219250 per preferred share.

The calculation of interest on shareholders’ capital related to the 1st quarter of 2008 is shown as follows:

	R$ thousand	% (1)

Net income for the period	2,102,485
(-) Legal reserve	(105,124)
Adjusted calculation basis	1,997,361

Monthly interest on shareholders’ capital, paid and payable	114,598
Supplementary interest on shareholders’ capital provisioned (payable)	625,602
Interest on shareholders’ capital (gross)	740,200	37.06
Withholding income tax on interest on shareholders’ capital	(111,030)
Interest on shareholders’ capital (net) on March 31, 2008	629,170	31.50
Interest on shareholders’ capital (net) on March 31, 2007	510,850	31.53

(1) Percentage of interest on shareholders’ capital/dividends over adjusted calculation basis.

Interest on shareholders’ capital was paid and provisioned, as follows:

Description	R$ thousand

	Per share (gross) (1)		Gross amount paid/accrued	IRRF (15%)	Net amount paid/accrued

	Common	Preferred

Monthly interest on shareholders’ capital	0.036053	0.039658	114,598	17,190	97,408
Supplementary and provisioned interest on shareholders’
capital	0.196767	0.216443	625,602	93,840	531,762
Total in the 1st quarter of 2008	0.232820	0.256101	740,200	111,030	629,170

(1) Adjusted by the 50% stock bonus occurred in March 2008.

d) Capital and Profit Reserves

	R$ thousand

	2008	2007

	March	December	March
	31	31	31

Capital reserves	62,498	55,624	55,178
Profit reserves	8,394,029	9,963,593	6,091,423
• Legal reserve (1)	1,582,761	1,477,637	1,372,858
• Statutory reserve (2)	6,811,268	8,485,956	4,718,565

(1) Mandatorily formed based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses; and
(2) With a view to maintaining the operating margin compatible with the development of Company’s active operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited to 95% of Paid-up Capital Stock.

e) Treasury Shares

Up to March 31, 2008, 1,600 common shares and 1,600 preferred shares were acquired and held in treasury, in the amount of R$154 thousand. The minimum, weighted average and maximum cost per share is, respectively, R$42.99698, R$48.28009 and R$53.56320. These shares’ market value on March 31, 2008 was R$42.28 per common share and R$48.30 per preferred share.

The Special Shareholders’ Meeting held on January 4, 2008 resolved to cancel 2,246,224 non-par registered, book-entry shares, 828,700 of which are common shares and 1,417,524 are preferred shares held in Treasury up to December 31, 2007. The proceeding was ratified by BACEN on February 14, 2008.

24) Fee and Commission Income

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Card income	677,267	688,058	557,389
Checking accounts	577,800	608,546	573,921
Loan operations	498,981	520,723	441,077
Fund management	384,642	383,584	333,506
Charging	225,548	227,346	204,234
Interbank fees	83,063	84,603	76,099
Custody and brokerage services	71,707	71,399	48,562
Consortium management	71,642	65,426	53,380
Collections	59,527	55,906	69,788
Other	153,352	190,169	201,232
Total	2,803,529	2,895,760	2,559,188

25) Personnel Expenses

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Compensation	807,587	843,151	723,206
Benefits	351,222	373,756	315,053
Social charges	297,770	309,977	259,208
Employee profit sharing	156,984	148,031	123,834
Provision for labor proceedings	112,365	121,041	28,799
Training	10,625	24,225	9,726
Total	1,736,553	1,820,181	1,459,826

26) Other Administrative Expenses

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Third-party services	445,856	474,388	342,343
Communication	259,669	249,920	220,250
Financial system services	144,679	141,579	123,014
Depreciation and amortization	137,721	137,481	132,818
Transportations	133,216	142,510	124,147
Advertising and promotions	122,372	228,973	107,119
Rentals	107,258	104,272	95,849
Data processing	97,515	113,644	88,838
Assets maintenance and conservation	89,096	81,540	67,958
Assets leasing	74,261	77,186	44,753
Security and vigilance	50,684	49,783	45,142
Water, electricity and gas	47,140	44,526	45,158
Materials	45,503	51,644	45,085
Travels	18,981	20,162	13,811
Other	41,043	55,170	43,215
Total	1,814,994	1,972,778	1,539,500

27) Tax Expenses

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Cofins Contribution	399,956	379,149	356,758
Tax on services – ISS	87,629	91,032	82,772
CPMF Expenses	–	73,355	59,197
PIS Contribution	70,333	68,366	61,664
IPTU Expenses	14,010	3,293	19,942
Other	39,395	27,617	31,571
Total	611,323	642,812	611,904

28) Other Operating Income

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Other interest income	119,337	119,549	119,024
Reversal of other operating provisions	79,393	171,778	73,729
Income on sale of goods	27,007	19,571	33,336
Revenues from recovery of charges and expenses	15,480	7,735	15,558
Other	88,565	105,383	95,627
Total	329,782	424,016	337,274

29) Other Operating Expenses

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Other interest expenses	467,520	387,363	428,301
Sundry losses expenses	235,967	232,676	226,290
Cost of goods sold and services rendered	194,166	191,831	195,948
Expenses with operating provisions	183,977	62,740	73,377
Other	312,798	220,668	218,860
Total	1,394,428	1,095,278	1,142,776

30) Non-Operating Income

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Result on sale and write-off of assets and investments (1)	407,317	524,478	4,148
Record/reversal of non-operating provisions	(15,937)	4,518	(2,778)
Other	10,853	(3,034)	(4,084)
Total	402,233	525,962	(2,714)

(1) It includes, in 1Q08, the result of the partial sale of the equity interest in Visa Inc. in the amount of R$352,402 thousand originated from the Initial Public Offering (IPO) process, and in 4Q07, the result of the sale of Bovespa’s bonds in the amount of R$177,744 thousand, BM&F R$263,144 thousand and Indiana Seguros S.A. R$63,649 thousand.

31) Transactions with Parent Companies (Direct and Indirect)

Transactions with parent companies are carried out under conditions and rates compatible with the average practiced with third parties, prevailing on the dates of operations, and are represented as follows:

	R$ thousand

	2008	2007		2008	2007

	March 31	December 31	March 31	1 Quarterst	4 Quarterth	1 Quarterst

	Assets	Assets	Assets	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)

Interest on shareholders’ capital and dividends:
Cidade de Deus Companhia Comercial de Participações	(7,461)	(424,975)	(7,462)	–	–	–
Fundação Bradesco	(13,754)	(182,354)	(3,435)	–	–	–
Titanium Holdings S.A.	–	–	(121)	–	–	–

Demand deposits:
Fundação Bradesco	(711)	–	(436)	–	–	–
NCD Participações Ltda.	–	–	(9)	–	–	–
Titanium Holdings S.A.	–	–	(7)	–	–	–
NCF Participações S.A.	–	–	(6)	–	–	–
Elo Participações e Investimentos S.A.	(1)	(6)	(4)	–	–	–
Nova Cidade de Deus Participações S.A.	(1)	–	(1)	–	–	–
Cidade de Deus Companhia Comercial de Participações	(1)	(1)	–	–	–

Time deposits:
Cidade de Deus Companhia Comercial de Participações	(11,502)	(75,538)	(106,981)	(795)	(2,094)	(3,551)

Branch rentals:
Fundação Bradesco	–	–	–	(102)	(102)	(97)

Subordinated debts:
Fundação Bradesco	(504,687)	(491,864)	(344,392)	(12,823)	(12,700)	(8,845)
NCD Participações Ltda.	–	–	(88,605)	–	–	(2,571)
NCF Participações S.A.	–	–	(4,662)	–	–	(139)
Titanium Holdings S.A.	–	–	(38,194)	–	–	(867)
Cidade de Deus Companhia Comercial de Participações	(369,240)	(353,273)	(125,474)	(9,253)	(8,701)	(1,989)

32) Financial Instruments

a) Risk Management Process

Bradesco approaches on an integrated basis the management of all risks inherent to its activities, supported by its Internal Controls and Compliance structure. Such multidisciplinary vision enables the improvement of risk management standards and avoids the existence of gaps which may jeopardize its correct identification and measurement.

Credit Risk Management

Credit Risk is the possibility that a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities, which may generate losses for the Organization.

Aiming at mitigation of Credit Risk, Bradesco continuously works in the follow-up of credit activities processes, in improvements, examination and preparation of inventories of credit granting and recovery standards, in the monitoring of concentrations and identification of new components offering credit risks.

In addition, efforts, focused on the use of advanced standards of risk measurement and on the ongoing improvement of processes, have reflected on loan portfolio quality and performance, in both results and strength, in the different scenarios in the past and future.

Market Risk Management

Market risk is related to the possibility of loss from fluctuating rates caused by unhedged terms, currencies and indices of the Institution's asset and liability portfolios.

At Bradesco, market risks are managed by means of methodologies and standards adherent and compatible with the national and international market reality, enabling to base the Organization’s strategic decisions with high agility and level of reliance.

We present below the Balance Sheet by currency on March 31, 2008 and the position in foreign currency on December 31, 2007 and March 31, 2007:

	R$ thousand

	2008			2007

	March 31			December 31	March 31

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	351,615,139	317,154,352	34,460,787	31,602,849	29,360,573
Funds available	5,702,253	5,158,416	543,837	523,132	213,668
Interbank investments	48,675,310	47,124,947	1,550,363	2,342,836	2,526,368
Securities and derivative financial instruments	105,166,736	96,823,387	8,343,349	7,602,537	6,310,710
Interbank and interdepartmental accounts	24,615,013	24,603,534	11,479	11,401	14,768
Loan and leasing operations	123,108,002	110,965,088	12,142,914	12,051,988	9,660,568
Other receivables and assets	44,347,825	32,478,980	11,868,845	9,070,955	10,634,491
Permanent assets	3,902,203	3,896,869	5,334	4,927	4,071
Investments	743,088	743,088	–	–	–
Premises and equipment and leased assets	2,344,510	2,339,289	5,221	4,814	3,925
Deferred charges	814,605	814,492	113	113	146
Total	355,517,342	321,051,221	34,466,121	31,607,776	29,364,644

Liabilities
Current and long-term liabilities	322,259,729	298,063,582	24,196,147	22,508,568	24,162,568
Deposits	106,710,672	103,218,233	3,492,439	2,284,221	3,707,391
Federal funds purchased and securities sold under agreements to repurchase	69,540,135	68,788,355	751,780	2,821,913	3,849,087
Funds from issuance of securities	7,238,523	3,452,095	3,786,428	3,145,773	2,602,731
Interbank and interdepartmental accounts	2,159,596	944,039	1,215,557	1,253,915	1,169,054
Borrowings and onlendings	24,012,522	14,362,548	9,649,974	9,621,089	7,311,401
Derivative financial instruments	1,623,968	1,340,232	283,736	134,417	68,974
Technical provision for insurance, private pension plans and certificated savings plans	59,722,411	59,716,806	5,605	7,065	9,875
Other liabilities:
– Subordinated debt	16,566,885	13,983,017	2,583,868	2,528,968	2,911,360
– Other	34,685,017	32,258,257	2,426,760	711,207	2,532,695
Deferred income	189,818	189,818	–	–	–
Minority interest in subsidiaries	158,678	158,678	–	–	–
Shareholders’ equity	32,909,117	32,909,117	–	–	–
Total	355,517,342	331,321,195	24,196,147	22,508,568	24,162,568
Net position of assets and liabilities			10,269,974	9,099,208	5,202,076
Net position of derivatives (2)			(15,168,146)	(13,520,844)	(10,354,121)
Other memorandum accounts, net (3)			(121,318)	(81,642)	(21,944)
Net exchange position (liability)			(5,019,490)	(4,503,278)	(5,173,989)
(1) Amounts expressed and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled in the currency of the last day of the month; and
(3) Leasing commitments and other, recorded in memorandum accounts.

Bradesco Organization adopts a conservative policy regarding market risk exposure, and VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored on a daily basis by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are daily validated using backtesting techniques.

In the chart below, we show VaR as of March 31, 2008, December 31, 2007 and March 31, 2007:

	R$ thousand

	2008	2007

	March 31	December 31	March 31

Prefixed	9,474	47,509	13,343
Internal exchange coupon	4,318	2,972	467
Foreign currency	1,975	969	420
IGP-M	6,025	13,042	4,177
IPCA	40,483	93,481	37,787
Reference interest rate (TR)	12,178	14,973	6,110
Variable income	2,823	5,527	2,743
Sovereign/Eurobonds and Treasuries	50,946	39,444	20,861
Other	8,585	9,329	70
Correlation/Diversification effect	(48,984)	(118,306)	(18,005)
VaR (Value at Risk)	87,823	108,940	67,973

Investments abroad protected by hedging programs are not being considered in the VaR calculation, as these are strategically managed on a differential basis, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with funding.

Liquidity Risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

The knowledge and monitoring of this risk are crucial, specially to enable the Organization to settle transactions on a timely and secure manner.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly the establishment of technical limits, with an ongoing assessment of the positions assumed and financial instruments used.

In the chart below we show the Balance Sheet by maturity on March 31, 2008:

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	No stated maturity	Total

Assets
Current and long-term assets	201,788,872	44,944,352	28,772,040	76,109,875	–	351,615,139
Funds available	5,702,253	–	–	–	–	5,702,253
Interbank investments	41,402,621	5,725,144	984,351	563,194	–	48,675,310
Securities and derivative financial instruments (1)	90,021,978	1,193,498	2,570,706	11,380,554	–	105,166,736
Interbank and interdepartmental accounts	24,160,031	1,513	1,843	451,626	–	24,615,013
Loan and leasing operations	17,028,713	33,985,511	20,997,148	51,096,630	–	123,108,002
Other receivables and assets	23,473,276	4,038,686	4,217,992	12,617,871	–	44,347,825
Permanent assets	493,854	155,111	186,101	1,906,464	1,160,673	3,902,203
Investments	–	–	–	–	743,088	743,088
Premises and equipment and leased assets	280,829	104,130	124,923	1,417,043	417,585	2,344,510
Deferred charges	213,025	50,981	61,178	489,421	–	814,605
Total on March 31, 2008	202,282,726	45,099,463	28,958,141	78,016,339	1,160,673	355,517,342
Total on December 31, 2007	189,947,235	43,838,132	26,843,510	79,534,348	1,021,179	341,184,404
Total on March 31, 2007	161,404,494	41,646,168	21,543,480	56,273,237	1,076,908	281,944,287

	R$ thousand

	Up to 30	From 31 to	From 181 to	More than	No stated	Total
	days	180 days	360 days	360 days	maturity

Liabilities
Current and long-term liabilities	166,548,860	22,808,160	21,224,615	111,149,742	528,352	322,259,729
Deposits (2)	63,451,445	7,874,602	6,367,132	29,017,493	–	106,710,672
Federal funds purchased and securities sold under agreements to
repurchase	35,168,660	6,388,994	3,443,629	24,538,852	–	69,540,135
Funds from issuance of securities	494,357	762,442	401,836	5,579,888	–	7,238,523
Interbank and interdepartmental accounts	2,159,596	–	–	–	–	2,159,596
Borrowings and onlendings	1,934,328	5,609,151	6,888,013	9,581,030	–	24,012,522
Derivative financial instruments	1,017,463	153,589	186,276	266,640	–	1,623,968
Technical provision for insurance, private pension plans and
certificated savings plans (2)	40,881,082	1,384,972	710,765	16,745,592	–	59,722,411
Other liabilities:
– Subordinated debt	78,860	316,278	300,000	15,343,395	528,352	16,566,885
– Other	21,363,069	318,132	2,926,964	10,076,852	–	34,685,017
Deferred income	189,818	–	–	–	–	189,818
Minority interest in subsidiaries	–	–	–	–	158,678	158,678
Shareholders’ equity	–	–	–	–	32,909,117	32,909,117
Total on March 31, 2008	166,738,678	22,808,160	21,224,615	111,149,742	33,596,147	355,517,342
Total on December 31, 2007	169,978,276	23,258,815	20,399,023	96,453,686	31,094,604	341,184,404
Total on March 31, 2007	140,354,034	18,833,371	16,034,259	80,013,639	26,708,984	281,944,287

Accumulated net assets on March 31, 2008	35,544,048	57,835,351	65,618,877	32,435,474	–	–
Accumulated net assets on December 31, 2007	19,968,959	40,548,277	46,992,763	30,075,318	–	–
Accumulated net assets on March 31, 2007	21,050,460	43,863,257	49,372,478	25,632,076	–	–
(1) Investments in investment funds are classified as up to 30 days; and
(2) Demand and savings deposits and technical provisions for insurance, private pension plans and certificated savings plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Capital Risk

Bradesco's capital risk is managed to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

In the chart below, we show the Capital Adequacy Ratio as of March 31, 2008, December 31, 2007 and March 31, 2007:

Calculation Basis – Capital Adequacy Ratio (Basel)	R$ thousand

	2008		2007

	March 31		December 31		March 31

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Shareholders’ equity	32,909,117	32,909,117	30,357,344	30,357,344	26,028,655	26,028,655
Decrease in tax credits – Bacen Res. 3,059	(101,538)	(101,538)	(81,230)	(81,230)	(78,917)	(78,917)
Decrease in deferred assets – Bacen Res. 3,444	(267,463)	(354,274)	(214,151)	(272,611)	(19,148)	(26,068)
Decrease in gains/losses of adjustments to market
value in DPV and derivatives – Bacen Res. 3,444	233,091	233,091	215,875	215,875	(262,905)	(262,905)
Minority interest/other	178,523	158,678	252,659	155,412	6,314	59,975
Reference shareholders’ equity – Tier I	32,951,730	32,845,074	30,530,497	30,374,790	25,673,999	25,720,740
Gains/losses sum of adjustments to market value
in DPV and derivatives – Bacen Resolution 3,444	(233,091)	(233,091)	(215,875)	(215,875)	262,905	262,905
Subordinated debt/other	11,357,059	11,269,424	11,837,795	11,750,160	9,550,439	9,551,427
Reference shareholders’ equity – Tier II	11,123,968	11,036,333	11,621,920	11,534,285	9,813,344	9,814,332
Total reference shareholders’ equity
(Tier I + Tier II)	44,075,698	43,881,407	42,152,417	41,909,075	35,487,343	35,535,072
Deduction of instruments for funding –
Bacen Resolution 3,444	(42,307)	(473,107)	(41,009)	(460,772)	–	–
Reference Shareholders’ equity	44,033,391	43,408,300	42,111,408	41,448,303	35,487,343	35,535,072
Risk weighted assets	283,207,093	311,837,641	269,135,673	296,736,180	199,823,423	225,789,125
Capital adequacy ratio	15.55%	13.92%	15.65%	13.97%	17.76%	15.74%

Capital Adequacy Ratio Variation (Basel) – R$ thousand and %

	R$ mil

	1st Quarter/2008		4thQuarter/2007		From March 2007 to
					March 2008

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Movement in the reference shareholders’ equity:
Starting period	42,111,408	41,448,303	39,250,839	38,167,682	35,487,343	35,535,072
• Net income for the period	2,102,485	2,102,485	2,192,889	2,192,889	8,406,892	8,406,892
• Interest on shareholders’ capital/dividends	(740,200)	(740,200)	(683,002)	(683,002)	(2,961,996)	(2,961,996)
• Adjustment to market value – TVM and derivatives	(17,232)	(17,232)	(334,809)	(334,809)	(495,987)	(495,987)
• Capital increase by subscription, share merger and goodwill	1,206,874	1,206,874	–	–	1,996,433	1,996,433
• Subordinated debt	(480,736)	(480,736)	1,722,327	1,722,327	1,718,985	1,718,985
• Instruments for funding	(1,298)	(12,335)	20,163	533,368	(42,307)	(473,107)
• Deferred assets	(53,312)	(81,663)	(76,491)	(95,251)	(248,315)	(328,206)
• Other	(94,598)	(17,196)	19,492	(54,901)	172,343	10,214
End of period	44,033,391	43,408,300	42,111,408	41,448,303	44,033,391	43,408,300
Movement in risk-weighted assets:
Starting period	269,135,673	296,736,180	241,480,674	268,723,568	199,823,423	225,789,125
• Securities	(906,541)	348,374	2,406,301	3,141,065	741,689	5,895,982
• Loan operations	2,589,184	2,611,124	11,140,853	11,145,176	24,521,036	24,443,304
• Interbank accounts	653,834	653,834	(351,928)	(351,928)	252,129	252,129
• Tax credit	1,497,624	1,541,073	366,918	271,212	4,422,243	5,295,192
• Risk (swap, market, interest and exchange rates)	4,629,476	4,637,551	2,305,678	2,310,724	25,976,345	25,985,840
• Memorandum accounts	151,221	131,686	5,817,690	6,039,861	8,718,224	8,412,297
• Other assets	5,456,622	5,177,819	5,969,487	5,456,502	18,752,004	15,763,772
• End of period	283,207,093	311,837,641	269,135,673	296,736,180	283,207,093	311,837,641

	In %

	1st Quarter/2008		4th Quarter/2007		From March 2007 to
					March 2008

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Starting period	15.65	13.97	16.25	14.20	17.76	15.74
Movement in the reference shareholders’ equity:	0.71	0.66	1.19	1.22	4.28	3.49
• Net income for the period	0.78	0.71	0.91	0.82	4.21	3.73
• Interest on shareholders’ capital/dividends	(0.28)	(0.25)	(0.28)	(0.26)	(1.48)	(1.32)
• Adjustment to market value – TVM and derivatives	(0.01)	(0.01)	(0.14)	(0.13)	(0.25)	(0.22)
• Capital increase by subscription, share merger and goodwill	0.45	0.40	–	–	1.00	0.88
• Subordinated debt	(0.18)	(0.16)	0.71	0.65	0.86	0.76
• Instruments for funding	–	–	0.01	0.19	(0.02)	(0.20)
• Other	(0.05)	(0.03)	(0.02)	(0.05)	(0.04)	(0.14)
Movement in risk-weighted assets:	(0.81)	(0.71)	(1.79)	(1.45)	(6.49)	(5.31)
• Securities	0.05	(0.01)	(0.17)	(0.18)	(0.08)	(0.49)
• Loan operations	(0.15)	(0.12)	(0.76)	(0.60)	(2.37)	(1.78)
• Interbank accounts	(0.04)	(0.04)	0.03	0.02	(0.03)	(0.02)
• Tax credit	(0.08)	(0.07)	(0.02)	(0.01)	(0.30)	(0.28)
• Risk (swap, market, interest and exchange rates)	(0.26)	(0.21)	(0.13)	(0.11)	(1.57)	(1.27)
• Memorandum accounts	(0.01)	(0.01)	(0.36)	(0.30)	(0.62)	(0.48)
• Other assets	(0.32)	(0.25)	(0.38)	(0.27)	(1.52)	(0.99)
• End of period	15.55	13.92	15.65	13.97	15.55	13.92
(1) Includes financial companies only; and
(2) Includes financial and non-financial companies.

Article 9 of Circular 3,367 of Bacen encompasses the option based on the exclusion prerogative, for purposes of ascertaining the Capital Adequacy Ratio, of the position sold in foreign currency, also computing tax effects, carried out with the purpose of providing hedge for interest in investments abroad. Had we chosen this prerogative, Capital Adequacy Ratio on March 31, 2008, would have been 18.98% in the Financial Consolidated and 16.65% in the Economic-Financial Consolidated.

b) Market value

The book value, net of provisions for mark-to-market adjustments, of the main financial instruments are as follows:

Portfolios	R$ thousand

	Book Value	Market Value	Unrealized income (loss) without tax effects

			In the Result			In Shareholders’ Equity

	2008		2008	2007		2008	2007

	March 31		1st Quarter	4th Quarter	1st Quarter	March	December	March
						31	31	31

Securities and derivative financial
instruments (Notes 3c, 3d and 8)	105,166,736	106,594,811	3,539,755	3,473,447	4,056,501	1,428,075	1,246,211	1,103,877
– Adjustment of available-for-sale securities
(Note 8 cII)			2,111,680	2,227,236	2,952,624	–	–	–
– Adjustment of held-to-maturity securities
(Note 8d item 7)			1,428,075	1,246,211	1,103,877	1,428,075	1,246,211	1,103,877
Loan and leasing operations (1)
(Notes 3e and 10)	139,018,777	139,026,792	8,015	356,012	411,672	8,015	356,012	411,672
Investments (2) (3) (Notes 3h and 13)	743,088	1,478,253	735,165	1,080,670	1,816	735,165	1,080,670	1,816
Treasury shares (Note 23e)	154	145	–	–	–	(9)	40,798	(26,609)
Time deposits (Notes 3k and 16a)	46,430,303	46,421,364	8,939	4,341	4,841	8,939	4,341	4,841
Funds from issuance of securities (Note 16c)	7,238,523	7,220,457	18,066	28,645	(12,724)	18,066	28,645	(12,724)
Borrowings and onlendings
(Notes 17a and 17b)	24,012,522	23,920,889	91,633	77,542	(39,092)	91,633	77,542	(39,092)
Subordinated debt (Note 19)	16,566,885	16,828,419	(261,534)	(311,407)	(546,070)	(261,534)	(311,407)	(546,070)
Unrealized income without tax effects			4,140,039	4,709,250	3,876,944	2,028,350	2,522,812	897,711
(1) Includes advances on foreign exchange contracts, leasing operations and other receivables with loan granting features;
(2) Refer to shares of publicly-held companies not considering the increment in investments in affiliated companies; and
(3) It includes the increase of the interest in Bovespa Holding in the amount of R$430,790 thousand (December 31, 2007 – R$608,092 thousand) and BM&F in the amount of R$301,328 thousand (December 31, 2007 – R$469,596 thousand).

Determination of market value of financial instruments:

• Securities and derivative financial instruments, investments, subordinated debts and treasury share are based on the market price practiced on the balance sheet date. In case no quotation of market prices is available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

• Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

• Time deposits, funds from issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) Employee Benefits

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the modality Unrestricted Benefits Generating Plan (PGBL). The PBGL is a private pension plan of the variable contribution type, which permits the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefit plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Beneb S.A.) maintains supplementary retirement plans of variable contribution and defined benefit, through Fundação Baneb de Seguridade Social – Bases (related to former employees of Baneb). The actuarial obligations of the variable contribution and defined benefit plans are fully covered by the assets of the plans.

Banco Bradesco BBI S.A. (currently name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and variable contribution types, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão – Capof.

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of Cabec – Caixa de Previdência Privada do Banco do Estado do Ceará.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government securities and private securities, listed company’s shares and real estate properties).

Bradesco and its facilities abroad provide their employees and directors with a private pension plan with variable contribution, which enables to accumulate financial resources during the participant’s professional career, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees, managers and of Bradesco in its facilities overseas are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made during 1Q08 amounted to R$77,942 thousand (4Q07 – R$107,132 thousand and 1Q07 –R$78,604 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: health insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$361,847 thousand in 1Q08 (4Q07 – R$397,981 thousand and 1Q07 – R$324,779 thousand).

34) Income tax and social contribution

a) Statement of calculation of income tax and social contribution charges

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Income before income tax and social contribution	2,900,772	2,698,941	2,463,708
Total charge of income tax and social contribution at rates of 25% and 9%,
respectively	(986,262)	(917,640)	(837,661)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	10,937	3,322	3,940
Exchange loss	(26,357)	(81,180)	(120,547)
Non-deductible expenses, net of non-taxable income	(20,673)	(31,242)	(36,968)
Tax credit recorded in prior periods	–	300,618	10,944
Interest on shareholders’ capital (paid and payable)	158,596	137,745	132,892
Other amounts	69,063	86,003	92,076
Income tax and social contribution for the period	(794,696)	(502,374)	(755,324)

b) Breakdown of income tax and social contribution result

	R$ thousand

	2008	2007

	1st Quarter	4th Quarter	1st Quarter

Current taxes:
Income tax and social contribution payable	(1,379,068)	(632,972)	(1,011,322)

Deferred taxes:
Amount recorded/realized for the period on temporary additions	593,141	(119,123)	159,069

Use of opening balances of:
Negative basis of social contribution	(12,389)	(14,148)	(6,289)
Tax loss	(35,472)	(40,920)	(33,288)
Prior period’s tax credits were recorded on:
Negative basis of social contribution	–	–	1,343
Tax loss	–	–	3,729
Temporary additions	–	300,618	5,872

Constitution/utilization in the period on:
Negative basis of social contribution	525	1,095	33,299
Tax loss	38,567	3,076	92,263

Total deferred taxes	584,372	130,598	255,998

Income tax and social contribution f or the period	(794,696)	(502,374)	(755,324)

c) Origin of tax credits of deferred income tax and social contribution

	R$ thousand

	Balance on	Amount	Amount	Balance on	Balance on
	12.31.2007	recorded	realized	3.31.2008	3.31.2007

Provision for loan losses	3,292,689	595,364	62,165	3,825,888	2,979,190
Provision for civil contingencies	475,871	55,903	22,650	509,124	258,685
Provision for tax contingencies	1,378,706	96,236	25,592	1,449,350	1,147,193
Labor provisions	503,903	52,336	28,788	527,451	406,514
Provision for depreciation on securities and investments	135,433	398	4,207	131,624	130,760
Provision for depreciation on foreclosed assets	70,722	6,506	1,403	75,825	75,757
Adjustment to market value of trading securities	223,260	1,712	222,633	2,339	105,762
Amortized goodwill	944,963	18,529	57,362	906,130	812,547
Provision for interest on shareholders’ capital (1)	–	119,633	–	119,633	96,830
Other	474,075	146,174	74,850	545,399	174,617
Total tax credits over temporary differences	7,499,622	1,092,791	499,650	8,092,763	6,187,855
Tax losses and negative basis of social contribution	761,372	39,092	47,861	752,603	677,081
Subtotal	8,260,994	1,131,883	547,511	8,845,366	6,864,936
Social contribution – Provisional Measure no. 2,158-35 as of 8.24.2001 (2)	506,606	–	50,373	456,233	648,978
Total tax credits (Note 11b)	8,767,600	1,131,883	597,884	9,301,599	7,513,914
Deferred tax liabilities (Note 34f)	1,606,242	605,049	404,789	1,806,502	1,448,464
Tax credits net of deferred tax liabilities	7,161,358	526,834	193,095	7,495,097	6,065,450
– Percentage of net tax credits over total reference shareholders’ equity (Note 32a)	17.3%			17.3%	17.1%
– Percentage of net tax credits over total assets	2.1%			2.1%	2.1%
(1) Tax credit on interest on shareholders’ capital is recorded up to the fiscal limit allowed; and
(2) Up to the end of the year, the amount of R$49,846 thousand is expected to be realized, which shall be recorded after its effective utilization (item d).

d) Expected realization of tax credits over temporary differences, tax losses and negative basis of social contribution and social contribution tax credit – Provisional Measure 2,158-35

	R$ thousand

	Temporary differences		Tax losses and negative basis		Total

	Income	Social	Income	Social
	tax	contribution (1)	tax	contribution (1)

2008	1,748,982	609,934	87,427	17,188	2,463,531
2009	1,894,604	669,847	156,045	45,450	2,765,946
2010	2,104,902	713,987	150,209	56,181	3,025,279
2011	187,723	66,664	126,805	47,469	428,661
2012	70,905	24,821	38,372	27,436	161,534
2013 (1st Qtr.)	299	95	20	1	415
Total	6,007,415	2,085,348	558,878	193,725	8,845,366
(1) Out of the total temporary differences and negative base of social contribution of R$2,279,073 thousand, R$1,960,810 thousand refers to the companies in the financial sector of the Organization.

	R$ thousand

	Social contribution tax credit Provisional Measure 2,158-35

	2008	2009	2010	2011	2012	2013 to 2015	Total

Total	49,846	54,202	35,899	112,040	102,708	101,538	456,233

Projected realization of tax credit is estimated and not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$8,609,839 thousand (December 31, 2007 – R$8,186,569 thousand and March 31, 2007 – R$6,950,342 thousand), of which R$7,536,491 thousand (December 31, 2007 – R$7,037,933 thousand and March 31, 2007 – R$5,789,169 thousand) comprises temporary differences, R$680,107 thousand (December 31, 2007 – R$697,395 thousand and March 31, 2007 –R$601,810 thousand) comprises tax losses and negative basis of social contribution and R$393,241 thousand (December 31, 2007 – R$451,241 thousand and March 31, 2007 – R$559,363 thousand) comprises tax credit over social contribution – Provisional Measure no. 2,158-35.

e) Unrecorded tax credits

The amount of R$65,755 thousand (December 31, 2007 – R$63,064 thousand and March 31, 2007 – R$408,194 thousand) was not recorded as tax credit, and will be recorded when they present effective prospects of realization according to studies and analyses prepared by the management and in accordance with Bacen rules. Provisional Measure 413 increased the social contribution rate from 9% to 15% of taxable income (see Note 35c).

f) Deferred tax liabilities

	R$ thousand

	2008	2007

	March	December	March
	31	31	31

Adjustment to market value of derivative financial instruments	719,365	746,290	948,650
Depreciation supervenience	693,544	517,455	278,731
Operations in future liquidity market	55,994	82,866	34,764
Other	337,599	259,631	186,319
Total	1,806,502	1,606,242	1,448,464

35) Other Information

a) Bradesco Organization manages investment funds and portfolios, whose net equity on March 31, 2008 amount to R$183,821,652 thousand (December 31, 2007 – R$177,486,660 thousand and March 31, 2007 – R$151,650,992 thousand).

b) On December 28, 2007, Law no. 11,638/07 was published, which amends the Corporation Law, as to the accounting practices adopted in Brazil, as of the fiscal year which will end on 12.31.2008.

According to the new Law, the issuance of accounting standards by CVM to publicly-held companies shall be made in compliance with international standards. In a notice to the market, with its preliminary understanding, CVM informs that the standards adopted by IASB – International Accounting Standards Board are currently considered as an international reference for accounting standards.

A representative portion of the main amendments promoted by the Law are already substantially adopted by the Bank and its subsidiaries (i) voluntarily, as in the case of the presentation of the Statements of Cash Flows and of the Statement of Value Added, or (ii) due to the requirements of Bacen and Susep, for the adoption of the classification and mark-to-market criterion of the financial instruments (Notes 3 (c) (d) and 8).

Brazilian Central Bank (Bacen), through Notice No. 16,669 of March 20, 2008 and CVM through the Notice to the Market of January 14, 2008 waived the application of the provisions of Law 11,638/07 in the preparation of the intermediate financial statements of 2008. Thus, the accounting information within the quarterly information of the quarter ended on March 31, 2008 was prepared according to the specific Bacen and CVM instructions and do not comprise the changes in accounting practices pursuant to Law 11,638/07.

Bacen, SUSEP and CVM are formalizing the corresponding amendments related to Law 11, 638 throughout 2008, considering the scope of each regulatory body. The Bank has promoted studies and evaluation of the impacts of this new Law, including with the support of the representative entities of the sector to, subsequently, measure the effects of the changes of accounting practices. Among the main changes promoted by the Law, we point out:

• Permanent assets start comprising the subgroup “Intangible” assets and include, formally, the rights that have as purpose incorporeal assets destined to the maintenance of the company or exercised with this purpose, including the acquired goodwill. Fixed assets start including assets resulting from operations where there is transfer of benefits, control and risk, regardless of having transfer of property. Deferred assets are restricted to pre-operating expenses and to increasing restructuring expenses;

• Change of the parameter for assessment of affiliated companies by the equity method of accounting, applying the method to all affiliated companies in which the investor has a significant influence, with the presumption of significant influence when the investor holds a 20%-stake or more of the voting capital (previously it was the total capital).

• Creation of a new subgroup in the shareholders’ equity called “Equity Evaluation Adjustment”, destined to register the counterparty entry of the exchange variation of corporate investments abroad when the functional currency of the investee is different from the functional currency of the parent company, and in counterparty of increases and decreases of amounts attributed to elements from assets and liabilities, as a result of its market price evaluation;

• Introduction of the concept of Adjustment to Present Value for the long-term assets and liabilities operations to short-term relevant operations;

• Obligatoriness of the periodical analysis to verify the recovery level of amounts recorded in fixed assets, intangible assets and deferred charges;

• Change of treatment of tax incentives, which starts to transit by the result, subjecting its allocation to profit reserves –tax incentives reserve and excluded from the base of minimum mandatory dividends; and

• In the operations of incorporation, merger or spin-off (combination of companies) all assets and liabilities of the company subject to incorporation, merger or spin-off shall be identified, evaluated and accounted for at market value, as long as carried out between non-related parties and subject to the effective transfer of control.

Management considers that the changes above will not cause material effects in the financial statements of the Bank as of 12.31.2008, however, at the moment and in this circumstances, it is not practicable to determine with security the effects of the full adoption of the new law.

c) The Provisional Measure (M.P.) no. 413, as of January 3, 2008, increased the rate of the Social Contribution on the Net Income –CSLL of the financial sector from 9% to 15% of the taxable income. Said Provisional Measure shall result in an increase in payments related to the Social Contribution on the Net Income generated as of May 1, 2008. Said Provisional Measure must be submitted to the appreciation of the National Congress, within regulatory terms, also existing the Direct Clause of Unconstitutionality and, if it is not approved or the Supreme Court – STF declares its unconstitutionality, its effects shall be annulled and the corresponding tax credits shall be realized at the 9% rate. On March 31, 2008, no tax credits were constituted related to said increase in the social contribution rate, which correspond to an amount of R$1,237,211 thousand net of deferred liabilities, and shall be recorded when they present effective realization perspectives, according to studies and analyses carried out by the management in compliance with the Bacen rules.

Management Bodies

Cidade de Deus, Osasco, SP, April 25, 2008.

Board of Directors

Chairman
Lázaro de Mello Brandão

Vice-Chairman
Antônio Bornia

Members
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
Ricardo Espírito Santo Silva Salgado

Board of Executive Officers

Executive Officers

Chief Executive Officer
Márcio Artur Laurelli Cypriano

Executive Vice-Presidents
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
José Luiz Acar Pedro
Norberto Pinto Barbedo

Managing Directors
Armando Trivelato Filho
Carlos Alberto Rodrigues Guilherme
José Alcides Munhoz
José Guilherme Lembi de Faria
Luiz Pasteur Vasconcellos Machado
Milton Matsumoto
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu
Paulo Eduardo D’Avila Isola
Ademir Cossiello
Sérgio Alexandre Figueiredo Clemente	Departmental Directors
Adineu Santesso
Airton Celso Exel Andreolli
Alexandre da Silva Glüher
Alfredo Antônio Lima de Menezes
André Rodrigues Cano
Antônio Carlos Del Cielo
Antônio Celso Marzagão Barbuto
Candido Leonelli
Cassiano Ricardo Scarpelli
Clayton Camacho
Douglas Tevis Francisco
Fábio Mentone
Fernando Barbaresco
Jair Delgado Scalco
Jean Philippe Leroy
José Luiz Rodrigues Bueno
José Maria Soares Nunes
Josué Augusto Pancini
Laércio Carlos de Araújo Filho
Luiz Alves dos Santos
Luiz Carlos Angelotti
Luiz Carlos Brandão Cavalcanti Júnior
Luiz Fernando Peres
Marcelo de Araújo Noronha
Marcos Bader
Mario Helio de Souza Ramos
Marlene Moran Millan
Mauro Roberto Vasconcellos Gouvêa
Moacir Nachbar Junior
Nilton Pelegrino Nogueira
Octavio Manoel Rodrigues de Barros
Ricardo Dias
Robert John van Dijk
Roberto Sobral Hollander
Toshifumi Murata
Walkíria Schirrmeister Marquetti

Directors
Altair Antônio de Souza
Aurélio Guido Pagani
Cláudio Fernando Manzato
Fernando Antônio Tenório
Márcia Lopes Gonçalves Gil
Marcos Daré
Paulo de Tarso Monzani
Tácito Naves Sanglard	Compensation Committee
Lázaro de Mello Brandão – Coordinator
Antônio Bornia
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano

Audit Committee
Mário da Silveira Teixeira Júnior – Coordinator
Hélio Machado dos Reis
Paulo Roberto Simões da Cunha
Yves Louis Jacques Lejeune

Compliance and Internal Controls
      Committee
Mário da Silveira Teixeira Júnior – Coordinator
Milton Almicar Silva Vargas
*Carlos Alberto Rodrigues Guilherme
Domingos Figueiredo de Abreu
*Clayton Camacho
Nilton Pelegrino Nogueira
Roberto Sobral Hollander

Disclosure Executive Committee
Milton Almicar Silva Vargas – Coordinator
Julio de Siqueira Carvalho de Araujo
José Luiz Acar Pedro
Carlos Alberto Rodrigues Guilherme
José Guilherme Lembi de Faria
Domingos Figueiredo de Abreu
Denise Pauli Pavarina de Moura
Jean Philippe Leroy
Luiz Carlos Angelotti
Antonio José da Barbara

Ethical Conduct Committee
Domingos Figueiredo de Abreu – Coordinator
Arnaldo Alves Vieira
Milton Almicar Silva Vargas
José Luiz Acar Pedro
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Clayton Camacho
Nilton Pelegrino Nogueira
Roberto Sobral Hollander

* Integrated Risk Management and
      Capital Allocation Committee
Márcio Artur Laurelli Cypriano – Coordinator
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
José Luiz Acar Pedro
Norberto Pinto Barbedo
Domingos Figueiredo de Abreu
Roberto Sobral Hollander

Fiscal Council
Sitting Members
Ricardo Abecassis Espírito Santo Silva –
     Coordinator
José Roberto Aparecido Nunciaroni
Domingos Aparecido Maia

Deputy Members
João Batistela Biazon
Nelson Lopes de Oliveira
Renaud Roberto Teixeira

Ombudsman
Cleuza de Lourdes Lopes Curpievsky –
Ombudswoman
General Accounting Department Moacir Nachbar Junior Accountant-CRC 1SP198208/O-5
* Process pending approval by the Brazilian Central Bank.

Report of Independent Auditors

To the Board of Directors
Banco Bradesco S.A.

1. We carried out limited reviews of the accounting information contained in the consolidated Quarterly Information of Banco Bradesco S.A. and its subsidiaries, comprising the balance sheets as of March 31, 2008, December 31 and March 31, 2007 and the related statements of income, of changes in stockholders’ equity, of changes in financial position, of cash flows and of added value for the quarters then ended. This information is the responsibility of the Bank’s management.

2. Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil – IBRACON, in conjunction with the Federal Accounting Council – CFC and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria used for the preparation of the Quarterly Information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited reviews, we are not aware of any material modifications which should be made to the Quarterly Information, referred to above, in order that this information be stated in accordance with the rules established by the Brazilian Central Bank – BACEN applicable to the preparation of the quarterly information, including Communication16.669 of March 20, 2008.

4. As described in Note 35 (b), Law 11.638 was enacted on December 28, 2007 and became effective on January 1, 2008. This Law amended, revoked and introduced new provisions to Law 6.404/76 (the Brazilian Corporation Law) and will change the accounting practices adopted in Brazil. Even though this law has already come into force, the main changes introduced depend on standardization by the regulatory agencies prior to their full application by companies. Accordingly, during this transition phase, BACEN, through Communication 16.669 of March 20, 2008, has waived the application of the provisions of Law 11.638/07 for preparation purposes of the interim financial statements in 2008. As a result, the accounting information contained in the quarterly financial information for the quarter ended March 31, 2008 was prepared in accordance with specific instructions from BACEN and does not consider the changes to the accounting practices introduced by Law 11.638/07.

5. As described in Note 15, the goodwill on investments in associated and subsidiary companies was amortized.

São Paulo, April 25, 2008

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the 1st quarter of 2008, and in view of the limited review report of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, SP, April 25, 2008

Ricardo Abecassis Espírito Santo Silva
José Roberto A. Nunciaroni
Domingos Aparecido Maia

Glossary

Glossary of Technical Terms

Acquirer: company responsible for affiliating, maintaining and paying establishments of a Card flag. For instance, in Brazil, the only VISA acquirer is VisaNet.

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advisor: economic/financial consultant.

Asset management: company whose activity is to manage third-party funds. It may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the chairmen of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds, which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm, which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Chinese Wall: set of procedures characterized by the clear separation between the management of the treasury funds of the financial institutions and the management of third-party funds. Regulated by the Central Bank of Brazil, it aims to avoid the conflict of interests between the financial institutions in the administration and management of its funds and the administration and management of the funds of its clients.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Clearing (or clearing house): system by means of which stock exchanges ensure compliance with sales and purchase commitments undertaken on trading floors. It may be an internal or external structure connected to the stock exchange. The clearing house is responsible for recording all transactions performed, following positions maintained, financial offset of flows and settlement of contracts.

Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: it is a not-for-profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (Bacen). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related lawsuits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds, which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Corporate Sustainability Index (ISE): Bovespa index which reflects the return of a portfolio composed of companies’ stocks with the best performances regarding all dimensions related to corporate sustainability, i.e., economic-financial, social, environmental and corporate governance.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (Bacen). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Country risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bonds companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability. See Guarantees of technical reserves.

Coverage ratio – PDD: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits).

Coverage ratio – Fee and Commission: relation between fee and commission income and administrative and personal expenses. The higher the ratio, the better for the Financial Institution.

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data.

Consigned loan: this is a line of personal credit for companies’ employees whose loan installments are deducted from payroll.

Cross – selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company.

Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, i.e., it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Equator Principles: it is a set of social-environmental measures, based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of infrastructure projects known as project finance.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The Eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment, which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Funding: funds taken from third parties to make financial operations with the client. A company takes funds from third parties for its operations when it raises funds by means of issuance of debt securities or by other means of funding.

Global Compact: initiative of the United Nations in which encourages participant entities to commit with guiding its actions in the sense of contributing to the development of a more inclusive and sustainable economy, broadening its scale in the social-environmental area. It is based on values aiming at promoting institutional education. The power of transparency and dialog is used to identify and disclose new practices which have as base the universal principles. It is comprised of 10 principles related to human rights, labor, environmental protection and bribery.

GoodPriv@cy: it is an international data privacy and protection seal, which comprises requirements for data protection and privacy management within the corporations.

Greenfield: implementation of new projects, i.e., those that are not characterized as expansion.

Guarantee of technical reserves: see coverage of technical reserves.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Holding: it is the company holding share control over another company or a group of subsidiary companies.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

Ibovespa: this is the most important Brazilian stock market performance index, as it portrays the behavior of main stocks traded on Bovespa. It is established from an imaginary Reais investment in a theoretical number of stocks (portfolio). Each stock composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the stocks composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the stocks integrating this portfolio are highly representative, it is possible to affirm that if most of stocks are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market.

Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts, which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs.

Investment grade: in the establishment of investment alternatives to international investors, companies and countries are rated by the international risk rating agencies, such as Moody’s, Standard & Poor’s and Fitch, among others, normally in three risk levels: Investment Grade; Investment Risk; and Default. Investment grade is the safest grade, in which there is maximum trust of markets. It is when a country or a company is better evaluated by investors and manages to raise funds with lower interest rates, for it is considered of low risk.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Libor: it is the preferential interest rate charged on foreign currency loans and prevailing in the international financial market. It is used among first-tier banks.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less bureaucracy, access by all customer income brackets and a quick and efficient approvals process.

Mitigate: word frequently used in the risk management environment, in the sense to minimize, soothe or even attenuate the risks which the company is exposed to.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions, which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income. Lower the ratio, better the efficiency of the Financial Institution.

Overnight: one-day investments, which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions. Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standardization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating: it is a classification mechanism of the credit quality of a company or a country. The rating aims to classify the risk of a company or country verifying if they are able to comply with the financial liabilities. This classification is made by rating agencies which, periodically, review their opinions about the rating of the company or country previously evaluated. See Rating agencies.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score (rating) to the companies or countries under analysis. This score serves as a risk indicator for investors. See Rating.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, i.e., the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, i.e., retrocession is the reinsurance of reinsurance.

SA 8000® – Social Accountability: a new rule developed by SAI (Social Accountability International, a non-profit organization which promotes workers’ human rights all over the world). The Company with certification in this international rule adopts good social responsibility practices, such as respect to human rights, child rights and fundamental labor rights, in addition to a safe and healthy work environment, which is reflected on the Company’s quality of actions and relations with its public: employees, suppliers, clients and the community in general.

SANA (Automatic System of Stocks Negotiation): structured system aiming at facilitating the participation of small individual investors in the stock market, assuring easy purchasing and selling of stocks in the Stock Market, in small lots, through computer terminals. The system can also be used in public offerings intermediation.

Sarbanes-Oxley (see Sarbanes-Oxley Act)

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

SMS: short message service, used in cell phones. The service allows the user to send and receive text messages containing different types of information.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Subordinated perpetual debt: this is a security without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date.

Subprime loan: loan offered to those who do not qualify for prime rate loans, have low credit ratings or have a reasonable chance of defaulting on the debt repayment, among other reasons. It is assessed as a high-risk loan.

Supplementary private pension plan: it is an instrument used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Sustainability: assumes that the companies will commit with the economic-social-environmental tripod, i.e., value generation, environmental care and social development.

Swap: financial derivative with a view to promoting the swap (simultaneously) of financial assets between economic agents involved.

Tag Along: right assured by law through which the minority stockholders holding common stocks have the power of selling their stocks for a predetermined percentage, when a publicly-held company’s control is sold.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bonds companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, i.e., they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Track record: accumulated experience.

Treasury stocks: own company stocks acquired to remain in treasury or for cancellation.

Underwriting: term used internationally to define the launching of stocks or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

Verified by Visa: electronic means of debit and credit card transactions verification at virtual stores, providing clients with greater protection and security.

VGBL (Long-term life insurance): this is a life insurance guaranteeing insured’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for those insured who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

V@R (value at risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing access to Internet Banking services.

WebTA: is the online transfer of files between the Bank and its corporate customers with security, efficiency and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phone is made feasible through the use of wireless technology.

Write-off: term related to the loan operations written off from the assets of the company, due to client’s delinquency. According to Bacen, this write-off is made after six (6) months of credit rating in the risk level (rating) H. These loan operations in write-off are recorded in memorandum accounts.

Cross Reference Index

Cross Reference Index

Abbreviations	Certificated Savings Plans, 106
List of Main, 12	Certifications
Active Consortium Quotas, 120	GoodPriv@cy, 187
Action	in International Rules, 197
Social, 214	in Products and Investments, 212
Social-environmental, 192	ISO, 185
Activity-Based Costing (ABC Cost), 187	OHSAS, 197
Activity-Based Management (ABM), 188	SA 8000®, 197
Accounts (see Clients)	Change
Checking, 87	in Number of Outstanding Shares, 17
Savings, 88	in Shareholders’ Equity, 236
Acknowledgments (see Awards), 96, 99, 106, 110, 189, 218	Channels – Bradesco Dia&Noite (Day&Night), 141
Affiliated Companies, 129, 272	Clients (see Accounts)
Allowance/Provision	Checking Accounts, 87
x Delinquency x Loss, 155	Savings Accounts, 88
for Loan Losses, 46, 69, 267	Collection, 179
Alô Bradesco (Hello Bradesco), 185	Commercial Strategy, 7
Amazonas Sustentável, 192	Committee
Analysis	Audit, 298
Equity, 43	Compensation, 298
of the Adjusted Financial Margin and Average Rates, 62	Ethical Conduct, 298
of the Statement of Income, 25	Executive Disclosure, 298
Summarized Statement of Income, 15	Executive Loan, 152
Assets Bookkeeping, 180	Integrated Risk Management and
Assets under Management, 89	Capital Allocation, 298
Awards (see Acknowledgments), 96, 99, 106, 110, 189, 218	Internal Controls and Compliance, 161, 298
Balance Sheet, 42, 76, 231	Comparison Purposes, 247
Banco Bradesco BBI, 112	Compensation Agent, 184
Banco Finasa, 111	Compliance, 161
Bradesco Consórcios, 116	Compulsory Deposits, 1, 27, 260
Bradesco Corretora de Títulos e Valores Mobiliários, 123	Consortium, 116
Bradesco Securities, 126	Consumer Financing, 81
by Business Segment, 248	Contents, 11
by Currency, 78, 289	Contingencies, 247, 277
by Maturity, 78, 290	Controllership, 182
Highlights, 17	Corporate, 133
Insurance Companies, 92	Corporate Governance, 146
Leasing Companies, 114	Correspondent Banks (see Bradesco Expresso), 137
Banco Finasa, 111	Corretora de Títulos e Valores Mobiliários, 123
Bank of the Planet, 192	Custody, 182
Basel (see Capital Adequacy), 19, 169, 291	Customer Service Network, 139
Basel II, 149	Data Privacy and Protection Seal, 186
BM&F, 125	Debentures, 181
BNDES, 80	Deferred Charges, 245, 273
Board	Delinquency, 84
of Directors, 298	Deposits
of Executive Officers, 298	by Maturity, Breakdown of, 87, 274
Borrowings and Onlendings, 51, 276	Demand, 48, 87, 274
Bovespa (see Ibovespa), 125	Savings, 48, 88, 274
Bradesco Auto/RE, 100	Derivative Financial Instruments
Bradesco BBI, 112	Securities and, 250
Bradesco Brand, 189	Derivatives, 6, 25, 44, 244, 250, 256, 260
Bradesco Capitalização, 106	Digital Certificate, 179
Bradesco Dia&Noite (Day&Night), 141	Digital Inclusion, 217
Bradesco Empresas, 134	Dividends (see Interest on Shareholders’ Capital), 284
Bradesco Expresso, 137	Dividend Yield, 21
Bradesco Saúde, 98	Economic Scenario, 2
Bradesco Securities, 126	Employee
Bradesco Seguros e Previdência, 92	Benefits, 203, 293
Bradesco Vida e Previdência, 103	Number of, 205
BRAM	Environment, 193
Asset under Management, 89	Equator Principles, 192
Branches, 139	Events, 192, 228
Capital Adequacy (see Basel), 19, 169, 291	Expenses
Capital Allocation, 148, 168, 298	Administrative, 71, 286
Capital and Profit Reserves, 285	for Allowance for Loan Losses, Net of Recoveries of
Carbon	Written-off Credits, 268
Neutralization of Emissions, 193	for Borrowings and Onlendings, 28, 277
Cards, 170	Operating, 287
Cash	Personnel, 37, 71, 205, 286
Flow, 238	Personnel Expenses by Business Segment, 206
Generation, 18	Prepaid, 245, 271
Cash Management	Selling, 35, 95
Solutions, 178	Tax, 287

Export, 174	Investments, 245
Federal Funds Purchased and Securities Sold under	Breakdown of, 271
Agreements to Repurchase, 50, 245, 274	in Infrastructure, IT and Telecommunications, 145
Financial Instruments, 244, 256, 258, 288	ISO, 185
Financial Margin, 29	Labor Claims, 278
Analysis of, 62	Lawsuits
Total Assets x, 65	Civil and Tax, 278
Variation in Items Composing the, 61	Corporate, 185
Financial Statements, 227	Leasing, 114
Finasa Sports	Companies, 114
Program, 222, 230	List of Main Abbreviations, 12
Fiscal Council, 298, 300	Loan
Fone Fácil (Easy Phone), 143	Real Estate, 80
Foreclosed Assets, 271	Rural, 80
Foreign	Loan Granting, 152, 153
Branches and Subsidiaries, 174, 178	Loan Portfolio (see Loan Operations), 80, 153, 229
Public Issuances, 177	by Activity Sector, 156, 266
Trade Portfolio, 176	by Business Segment, 83
Foreign Exchange (see International Area)	by Maturity, 261
Change in Financial Margin Items plus	by Rating, 85
Exchange Adjustment, 60	by Risk Levels, 263
Portfolio, 270	by Type, 83, 261
Result, 270	Concentration of, 156, 266
Foreign Exchange Portfolio, 270	Consumer Financing, 81
Foreign Trade	Corporate, 82
Portfolio, 176	Individuals, 81
Forward-Looking Statements, 1	Methodology Used for Evaluation of, 153
Fundação Bradesco, 214	Movement of, 85
Funding, 86	Performance Indicators, 86
and Assets Managed, 20	Quality, 154
x Expenses, 64	Renegotiation, 269
Funds	Management Bodies, 298
Available, 43, 249	Market(s)
from Issuance of Securities, 275	Capital, 180
Global Compact, 192, 200	Export, 175
Glossary of Technical Terms, 301	Import, 176
GoodPriv@cy	Risk Management, 157
Certificate, 186	Segmentation, 133
Goodwill, 273	Value, 21
Government Authority, 179	Market Share, 19
Guarantees of Technical Provisions, 282	Brazilian Savings and Loan System (SBPE), 89
Highlights, 17	Consortium, 118, 119
Home Broker, 125	Customer Service Network, 140
Human Resources, 196	Export, 175
Ibovespa, 1, 22, 23	Import, 176
Import, 174	Income from Certificated Savings Plans, 107
Income	Income from Private Pension Plans and VGBL, 103
Breakdown, 60	Insurance Premium, 93, 98, 100, 103
Fee and Commission, 30, 70, 286	Private Pension Plans and
from Interbank Investments, 249	VGBL Investment Portfolio, 104
Loan Operations, 25, 269	Technical Provisions (Certificated Savings Plans), 107
on Retained Premiums, 283	Mergers and Acquisitions, 113
Operating (other), 287	Minority Interest, 53, 283
Income Tax and Social Contribution, 1, 6, 41, 244, 294	Money Laundering
Calculation of Charges with, 294	Prevention and Fight against, 162
Index	Net Income, 14
Appreciation (Shares), 23	Notes to the Financial Statements
Notes to the Financial Statements, 240	Index, 240
Pay Out, 22	Ombudsman, 185, 298
Indicators, 1	Operating Companies, 91
Financial Market, 66	Operating Efficiency, 72
Loan Portfolio, 86	Operations, 241
Other, 74	Borrowings and Onlendings, 276
Social, 224	Insurance, Private Pension Plans and
Information Security, 162	Certificated Savings Plans, 281
Information Technology (IT), 145, 167, 210	Loan, 80, 260
Insurance Companies, 92	Structured, 113
Integrated Management System – ERP, 188	Organization Chart
Interbank Accounts, 260	Administrative Body, 130
Interbank Investments, 43, 243, 249	Corporate, 128
Interest on Shareholders’ Capital, 284	Other Assets, 271
Internal Communication, 199	Other Information, 297
Internal Controls, 145, 161	Other Loans, 270
International Area, 174	Parent Companies
Internet, 144	Transactions with, 288
Banking – Transactions, 144	Partnerships, 211
Banking – Users, 144	Pay Out, 22
Investment Funds, 89, 181	People Management, 200

Policies	Segmentation
Critical Accounting, 5	Bradesco Corporate, 133
HR Management, 198	Bradesco Empresas (Middle Market), 134
of Loan, 152	Bradesco Prime, 135
Significant Accounting, 243	Bradesco Private, 135
Postal Bank, 136	Bradesco Varejo (Retail), 136
Premises and Equipment and Leased Assets, 245, 273	Market, 133
Premiums	Postal Bank, 136
Earned by Insurance Line, 94
Income on, 283	Self-Service Network
Insurance, 93	ATMs, 139
Presentation of the Financial Statements, 241	Bradesco Dia&Noite (Day&Night), 141
Prime, 135	Shareholders
Private, 135	Main, 128
Private Pension Plans, 103	Number of, 20
Profitability, 58	Shareholders’ Equity
Project Finance, 114	(Parent Company), 283
Qualified Services to the Capital Markets, 180	Shares, 181
Quality	Change in Number of, 157
Management, 185	Market Value, 21
Quality Management – Certifications	Movement of Capital Stock, 283
NBR ISO 9001:2000, 185	Number of, 17, 20, 283
Ranking, 132	Performance of, 17, 23
Ratings
Bank, 131	Treasury, 20, 286
Insurance and Certificated Savings Plans, 132	ShopCredit, 145
Loan Operations, 85	ShopInvest, 145
Sustainability, 193	Social-cultural Events, 223
Ratio	Social Inclusion, 200
Capital Adequacy (Basel), 19, 169, 291, 292	Social Report, 224
Claims, 34, 93, 95	SPB (Brazilian Payment System), 162
Combined, 93	Sponsorships, 97
Coverage, 58, 69, 73	Statement
Fixed Assets to Shareholders’ Equity, 18, 273	of Cash Flows, 238
Operating Efficiency, 58, 72	of Changes in Financial Position, Consolidated, 237
Performance, 19, 93	of Changes in Shareholders’ Equity, 236
Selling, 93, 95	of Value Added, 239
Reclassifications (see Comparison Purposes), 247	Statement of Income, 24, 56, 57, 235
Renegotiation
Portfolio of, 269	Analysis of, 25
Report	Banco Bradesco BBI, 112
Fiscal Council, 300	Banco Finasa, 111
Independent Auditors, 226, 299	Bradesco Consórcios, 116
Management, 228	Bradesco Corretora de Títulos e Valores Mobiliários, 123
Responsibility	Bradesco Securities, 126
Social-environmental, 173, 191	by Business Segment, 60, 248
Results/Income, 15	Insurance Companies, 92
Analysis of the Statement of, 25	Leasing Companies, 115
by Business Segment, 60	Subordinated Debts, 279
Exchange, 26, 270	Subsidiaries
Non-operating, 287	Main, 129
Statement of, 15, 24, 56, 57, 235	Movement of Investments, 271
Summarized Analysis of the Statement of Income, 15	Transactions with, 288
Variation of the Main Items of, 60	Sustainability, 193
Retail (Varejo), 136
Retained Claims, 34, 95	Tax Credits
Returns	Expected Realization of, 296
on Assets, 14, 19, 58, 59	Not Triggered, 296
on Shareholders’ Equity, 14, 19, 58, 59	Origin of, 295
Risk	Tax Payment, 178
Capital, 169, 291	Technical Provisions, 52, 242, 282
Credit, 152, 288	Telecommunications, 145
Levels, 263, 267	Training, 207
Liquidity, 160, 290	Transactions
Management, 145, 288	ATM Network, 142
Market, 157, 289	Fone Fácil, 143
Operating, 96, 163	Internet, 144
Risk Factors, 2, 159, 290	Number of (Postal Bank + Correspondent Banks), 138
Risk Management, 145, 288	with Parent Companies, 288
Savings (see Accounts), 88
Securities (TVM), 126	Treasury, 114
and Derivative Financial Instruments, 44, 250	Value
Classification of, 79, 250	Added, 18, 239
Market Value of, 293	Market, 21
Portfolio Breakdown by Issuer, 79, 251	Market (TVM), 293
Portfolio Breakdown by Maturity, 252	VaR, 158, 159, 290
Segment and Category, 79, 250, 252	Vida e Previdência (Private Pension Plans), 103
x Income on Securities Transactions, 63	Websites, 145

For further information, please contact:

Board of Executive Officers

Milton Almicar Silva Vargas
Executive Vice-President and Executive IRO

Domingos Figueiredo de Abreu
Managing Director

Phone: (#55 11) 3681-4011
4000.mvargas@bradesco.com.br
4000.abreu@bradesco.com.br

Market Relations Department

Jean Philippe Leroy
Department Director

Phone: (#55 11) 2178-6201
Fax: (#55 11) 2178-6215
4823.jean@bradesco.com.br

Avenida Paulista, 1.450 – 1° andar
CEP 01310-917 – São Paulo-SP
Brazil

www.bradesco.com.br/ir

Bradesco

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.